              As filed with Securities and Exchange Commission on
                                 May 15, 2001
                                                 Registration Nos. 333-51676
                                                                    811-8828

-----------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ----------------------------
                                   FORM N-4/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [ ]
         PRE-EFFECTIVE AMENDMENT NO. 1                        [X]
         POST-EFFECTIVE AMENDMENT NO.                         [ ]
         and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
         AMENDMENT NO. 20                                     [X]
                       (CHECK APPROPRIATE BOX OR BOXES)
                            -----------------------

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                          (Exact Name of Registrant)
                      NEW ENGLAND LIFE INSURANCE COMPANY
                              (Name of Depositor)
               501 Boylston Street, Boston, Massachusetts 02117
             (Address of Depositor's Principal Executive Offices)
                  Depositor's Telephone Number: 617-578-2000
                             ---------------------
                    NAME AND ADDRESS OF AGENT FOR SERVICE:
                            Anne M. Goggin, Esquire
                   Senior Vice President and General Counsel
                      New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02117

                                   COPY TO:
                           Stephen E. Roth, Esquire
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404
                          ---------------------------

                 Approximate date of Proposed Public Offering:
   As soon as practicable after effectiveness of the Registration Statement.

                     Title of Securities Being Registered:
Interests in a separate account under individual flexible premium deferred variable annuity contracts.

                      Declaration pursuant to Rule 24f-2
An indefinite amount of securities is being registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                           AMERICAN FORERUNNER SERIES

             Individual Flexible Premium Variable Annuity Contracts
                                   Issued By
                New England Variable Annuity Separate Account of
                       New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                 (617) 578-2000

  This prospectus offers individual variable annuity contracts (the "Contracts") for individuals and some qualified and nonqualified retirement plans. You may allocate purchase payments to one or more subaccounts investing in these Eligible Funds of the New England Zenith Fund ("Zenith Fund"), the Metropolitan Series Fund ("Metropolitan Fund"), the Met Investors Series Trust and the American Funds Insurance Series.


NEW ENGLAND ZENITH FUND      Neuberger Berman Partners
                              Mid Cap Value Portfolio*
Back Bay Advisors Money      Putnam Large Cap Growth
 Market Series                Portfolio
Back Bay Advisors Bond       Franklin Templeton Small
 Income Series                Cap Growth Portfolio*
Salomon Brothers Strategic   Morgan Stanley EAFE(R)
 Bond Opportunities Series    Index Portfolio*
Salomon Brothers U.S.        Putnam International Stock
 Government Series            Portfolio
Balanced Series              Russell 2000(R) Index
Alger Equity Growth Series    Portfolio*
Davis Venture Value Series   State Street Research
Harris Oakmark Mid Cap        Aurora Small Cap Value
 Value Series                 Portfolio*
Loomis Sayles Small Cap      State Street Research
 Series                       Investment Trust
MFS Investors Trust Series    Portfolio*
MFS Research Managers
 Series                      MET INVESTORS SERIES TRUST
Westpeak Growth and Income
 Series                      Lord Abbett Bond Debenture
                              Portfolio*
METROPOLITAN SERIES FUND,    PIMCO Total Return
 INC.                         Portfolio*
                             MFS Mid-Cap Growth
Lehman Brothers(R)            Portfolio*
 Aggregate Bond Index        MFS Research International
 Portfolio*                   Portfolio*
Janus Growth Portfolio*      PIMCO Innovation
Janus Mid Cap Portfolio*      Portfolio*
MetLife Mid Cap Stock
 Index Portfolio*            AMERICAN FUNDS INSURANCE
MetLife Stock Index           SERIES
 Portfolio*
                             American Funds Growth
                              Fund*
                             American Funds Growth-
                              Income Fund*
                             American Funds Global Small
                              Capitalization Fund*
------

 * Availability is subject to any necessary state insurance department approvals.

  You may also allocate purchase payments to a Fixed Account in states that have approved this option. Limits apply to transfers to and from the Fixed Account.

  When you purchase your Contract, you must select one of five Classes of the Contract, each of which has different Withdrawal Charges and Asset-Based Insurance Charges. The five available Classes of the Contract are:

  . Standard Class,

  . Bonus Class,

  . C Class,

  . L Class, and

  . P Class.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

  If you select the Bonus Class, we will add a bonus amount to each purchase payment received in the first Contract year. The overall expenses for the Bonus Class Contract may be higher than the expenses for a similar Contract that does not pay a bonus. Over time, the value of the bonus could be more than offset by higher expenses.

  Please read this prospectus carefully and keep it for reference. This prospectus contains information that you should know before investing.

  You can obtain a Preliminary Statement of Additional Information ("SAI") about the Contracts, dated May 15, 2001. The SAI is filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference in this prospectus. The SAI Table of Contents is on page A-66 of the prospectus. For a free copy of the SAI, write or call New England Securities Corporation, 399 Boylston St., Boston, Massachusetts 02116, 1-800-356-5015.

  NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS THE STATEMENT OF ADDITIONAL INFORMATION, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

  THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

  WE DO NOT GUARANTEE HOW ANY OF THE SUBACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                   PRELIMINARY PROSPECTUS--MAY 15, 2001

                          SUBJECT TO COMPLETION

                               TABLE OF CONTENTS
                                       OF
                                 THE PROSPECTUS

                                                                            PAGE
                                                                            ----
GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS..........................  A-5
HIGHLIGHTS.................................................................  A-6
FEE TABLE.................................................................. A-10
HOW THE CONTRACT WORKS..................................................... A-24
THE COMPANY................................................................ A-25
THE VARIABLE ACCOUNT....................................................... A-25
INVESTMENTS OF THE VARIABLE ACCOUNT........................................ A-25
 Investment Advice......................................................... A-29
 Share Classes of the Eligible Funds....................................... A-30
 Substitution of Investments............................................... A-30
FIXED ACCOUNT.............................................................. A-31
THE CONTRACTS.............................................................. A-31
 Standard Class............................................................ A-31
 Bonus Class............................................................... A-31
 C Class................................................................... A-32
 L Class................................................................... A-32
 P Class................................................................... A-32
 Purchase Payments......................................................... A-32
 Ten Day Right to Review................................................... A-33
 Allocation of Purchase Payments........................................... A-33
 Contract Value and Accumulation Unit Value................................ A-33
 Payment on Death Prior to Annuitization................................... A-33
 Standard Death Benefit.................................................... A-34
 Annual Step-Up Death Benefit.............................................. A-34
 Greater of Annual Step-Up or 5% Annual Increase Death Benefit............. A-34
 Earnings Preservation Benefit Rider....................................... A-35
 Transfer Privilege........................................................ A-38
 Dollar Cost Averaging..................................................... A-39
 Asset Rebalancing......................................................... A-40
 Withdrawals............................................................... A-40
 Systematic Withdrawals.................................................... A-41
 Suspension of Payments.................................................... A-41
 Inactive Contracts........................................................ A-42
 Ownership Rights.......................................................... A-42
 Requests and Elections.................................................... A-42
 Confirming Transactions................................................... A-43
 State Variations.......................................................... A-43
ASSET-BASED INSURANCE CHARGES, WITHDRAWAL CHARGE AND OTHER DEDUCTIONS...... A-44
 Asset-Based Insurance Charge.............................................. A-44
 Contract Administrative Fee............................................... A-45
 Withdrawal Charge......................................................... A-45
 Earnings Preservation Benefit Rider....................................... A-47
 Premium and Other Tax Charges............................................. A-47
 Other Expenses............................................................ A-47
ANNUITY PAYMENTS........................................................... A-48
 Election of Annuity....................................................... A-48
 Annuity Options........................................................... A-48
 Amount of Annuity Payments................................................ A-49
GUARANTEED MINIMUM INCOME BENEFIT.......................................... A-50
 Ownership................................................................. A-51

                                                                            PAGE
                                                                            ----
 GMIB Annuity Table........................................................ A-51
 Exercising the GMIB Rider................................................. A-51
 GMIB Rider Charge......................................................... A-51
 Termination Provisions.................................................... A-52
RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS............................. A-52
FEDERAL INCOME TAX STATUS.................................................. A-52
 Introduction.............................................................. A-52
 Taxation of the Company................................................... A-53
 Tax Status of the Contract................................................ A-53
 Taxation of Annuities..................................................... A-54
 Qualified Contracts....................................................... A-55
 (i)Plan Contribution Limits............................................... A-56
 IRAs, SEPs and SARSEPs.................................................... A-56
 Roth IRAs................................................................. A-57
 (ii)Distributions from the Contract....................................... A-57
 IRAs, SEPs, SARSEPs and Roth IRAs......................................... A-57
  Withholding.............................................................. A-58
  Possible Changes in Taxation............................................. A-58
  Other Tax Consequences................................................... A-58
  General.................................................................. A-58
VOTING RIGHTS.............................................................. A-58
DISTRIBUTION OF THE CONTRACTS.............................................. A-59
THE OPERATION OF THE FIXED ACCOUNT......................................... A-60
 Contract Value and Fixed Account Transactions............................. A-60
INVESTMENT PERFORMANCE INFORMATION......................................... A-61
 Standard Return........................................................... A-61
 Non-Standard Return....................................................... A-61
 Other Performance......................................................... A-62
FINANCIAL STATEMENTS....................................................... A-62
APPENDIX A: Consumer Tips.................................................. A-63
APPENDIX B: Withdrawal Charge.............................................. A-64
APPENDIX C: Premium Tax.................................................... A-65
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION................... A-66

               GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS

  We have tried to make this prospectus as understandable for you as possible. However, in explaining how the Contract works, we have had to use certain terms that have special meanings. These terms are defined below:

  ACCOUNT. A subaccount of the Variable Account or the Fixed Account.

  ACCUMULATION UNIT. An accounting device used to calculate the Contract Value before annuitization.

  ANNUITANT. The natural person on whose life income Payments are based.

  ANNUITIZATION. Application of proceeds under the Contract to an annuity option on the Maturity Date or upon an earlier date you choose.

  ANNUITY DATE. A date on which you choose to begin receiving income Payments which must be at least 30 days after issue. If you do not choose a date, the Annuity Date will be no later than the Maturity Date shown on the Contract Schedule.

  ANNUITY UNIT. An accounting device used to calculate the dollar amount of income payments.

  BENEFICIARY. The person designated to receive Death Proceeds under a Contract if a Contract Owner (or Annuitant, if the Contract is not owned by an individual) dies before annuitization of the Contract.

  CONTRACT YEAR. A twelve month period beginning with the date shown on your Contract and with each Contract anniversary thereafter.

  DEATH PROCEEDS (PRIOR TO ANNUITIZATION). The amount we pay, prior to annuitization, on receipt of due proof of the death of a Contract Owner (or of the annuitant if the Contract is not owned by an individual) and election of payment.

  FIXED ACCOUNT. A part of the Company's general account to which you can allocate net purchase payments. The Fixed Account provides guarantees of principal and interest.

  MATURITY DATE. The date on which annuity payments begin, unless you apply the Contract Value to an annuity payment option before then. The Maturity Date is the later of (i) the date when the older of the Contract Owner(s) and the Annuitant at his or her nearest birthday would be age 95 (or the maximum age permitted by state law, if less), or (ii) 10 years from the issue date.

  PAYEE. Any person or entity entitled to receive payments under the Contract. The term includes (i) an Annuitant, (ii) a Beneficiary or contingent Beneficiary who becomes entitled to death proceeds, and (iii) on full withdrawals or partial withdrawals of the Contract, the Contract Owner.

  VARIABLE ACCOUNT. A separate investment account of the Company, the New England Variable Annuity Separate Account. The Variable Account is divided into subaccounts; each invests in shares of one Eligible Fund.

  VARIABLE ANNUITY. An annuity providing for income payments varying in amount to reflect the investment experience of a separate investment account.

                                  HIGHLIGHTS

TAX DEFERRED VARIABLE ANNUITIES:

  Earnings under variable annuities are usually not taxed until paid out. This tax treatment is intended to encourage you to save for retirement.

THE CONTRACTS:

  The American Forerunner Series provides for variable annuity payments that begin at the Maturity Date, or earlier if you choose. Variable annuity payments fluctuate with the investment results of the Eligible Funds.
(See "Amount of Annuity Payments.") We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. However, these other contracts also have different charges that would affect your subaccount performance and contract values. To obtain more information about these other contracts, contact our Annuity Administrative Office or your registered representative.

  The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes varying levels of Withdrawal Charges and Asset-Based Insurance Charges. Depending on your expectations and preferences, you can choose the Class that best meets your needs.

  Prior to issuance, you must select one of five available Classes of the
Contract:

  . Standard Class, which imposes a Withdrawal Charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing annually over 7 years, and an Asset-Based Insurance Charge;

  . Bonus Class (which may be referred to as the "B Plus Class"), which credits a bonus amount to purchase payments received in the first Contract year, imposes a higher Withdrawal Charge (maximum 9%) over a longer period of time (9 years), and imposes a relatively higher Asset-Based Insurance Charge during the Withdrawal Charge period;

  . C Class, which does not impose any Withdrawal Charge on withdrawals, but imposes a relatively higher Asset-Based Insurance Charge;

  . L Class, which reduces the period of time (3 years) that a Withdrawal
    Charge (maximum 7%) applies on withdrawals, but imposes a relatively higher Asset-Based Insurance Charge; and

  . P Class, which lengthens the period of time (9 years) that a Withdrawal
    Charge (maximum 8%) is imposed on withdrawals, and imposes a relatively lower Asset-Based Insurance Charge.

  For the Bonus Class, you should know that over time and under certain circumstances (such as withdrawal during the last few years that a Withdrawal Charge applies, or after an extended period of poor market performance), the costs associated with the Bonus Class may exceed the bonus amount and any related earnings. You should consider this possibility before purchasing a Bonus Class Contract.

  Your financial representative can help you decide which Class is best for you. The following chart shows in graphic form the relative levels of the Withdrawal Charge and Asset-Based Insurance Charge under each Class:


         ["Relationship of Withdrawal Charges to Asset-Based Insurance
            Charges for Each Class of Contract" chart appears here]
P Class (8% declining over 9 years; 1.15%)
Standard Class (7% declining over 7 years; 1.25%)
L Class (7% declining over 3 years; 1.50%)
C Class (No CDSC; 1.60%)
Bonus Class (9% declining over 9 years; 1.60%)

  For actual expenses of each Class, see the Fee Table below.

PURCHASE PAYMENTS:

  Currently, the minimum initial and subsequent purchase payments are as follows (exceptions may apply):

   CLASS                                 INITIAL                      SUBSEQUENT
   -----                                 -------                      ----------
   Standard, P.......................... $ 5,000 (nonqualified plans)    $500
                                         $ 2,000 (qualified plans)
   C,L.................................. $25,000                         $500
   Bonus................................ $10,000                         $500

We may limit the purchase payments you can make. In addition, you may not make a purchase payment (1) within the seven years before the Contract's Maturity Date for the Standard Class, nine years for the P Class and the Bonus Class, and three years for the L Class, or (2) after a Contract Owner (or the Annuitant, if the Contract is not owned by an individual) reaches age 91. For joint Contract Owners, you may not make a purchase payment after the older Contract Owner reaches age 86. (See "Purchase Payments.")

OWNERSHIP:

  A purchaser may be an individual, employer, trust, corporation, partnership, custodian or any entity specified in an eligible employee benefit plan. A contract may have two owners (both of whom must be individuals). Subject to state approval, certain retirement plans qualified under the Internal Revenue Code ("the Code") may purchase the Contract.

  FOR ANY TAX QUALIFIED ACCOUNT (E.G. IRA), THE TAX DEFERRED ACCRUAL FEATURE IS PROVIDED BY THE TAX QUALIFIED RETIREMENT PLAN. THEREFORE, THERE SHOULD BE REASONS OTHER THAN TAX DEFERRAL FOR ACQUIRING AN ANNUITY CONTRACT WITHIN A QUALIFIED PLAN.

  For contract transactions, we rely on instructions from Contract Owners, whether a trustee or custodian of an eligible retirement plan or an individual owner.

INVESTMENT OPTIONS:

  You may allocate purchase payments to the subaccounts or to the Fixed Account. You can allocate your Contract Value to as many of the accounts as you choose including the Fixed Account at any time. You must allocate a minimum of $500 dollars to each account you select.

  You can change your purchase payment allocation. We believe that under current tax law you can transfer Contract Value between accounts without Federal income tax. We reserve the right to limit transfers and charge a transfer fee. Currently, we do not charge a transfer fee or limit the number of transfers, but we do apply special limits to "market-timing." (See "Transfer Privilege.") The minimum transfer amount is currently $500, unless we have agreed otherwise. Special limits apply to transfers to and from the Fixed Account. (See "The Fixed Account.") The maximum transfer amount is $500,000 for each transaction.

CHARGES:

  We apply the following charges to your Contract:

  . premium tax charge, in some states.

  . asset-based insurance charge at an annual rate ranging from 1.15% to 1.85% of the Variable Account's daily net assets depending upon the Class and death benefit option you select (these amounts increase by .25% for subaccounts investing in the American Funds Insurance Series).

  . annual contract administrative fee of $30 during the accumulation phase
    (deducted pro rata at annuitization if the Contract Value is less than $50,000).

  . except for C Class, withdrawal charge that varies by Class (maximum of 9% of each purchase payment made) on certain full and partial withdrawals and certain annuitization transactions.

  . for Contracts with a Guaranteed Minimum Income Benefit Rider, a fee of
    0.35% imposed on the Income Base annually in arrears on each Contract Anniversary prior to annuitization.

  . for Contracts with an Earnings Preservation Benefit Rider, a fee of 0.25% deducted daily from subaccount assets prior to annuitization.

  Certain waivers or reductions may apply. (See "Asset-Based Insurance Charges, Withdrawal Charge and Other Deductions.")

  We do not deduct a sales charge from purchase payments.

  For information concerning compensation paid for the sale of contracts, see "Distribution of the Contracts."

TEN DAY RIGHT TO REVIEW:

  After you receive the Contract, you have ten days (more in some states) to return it to us or our agent for cancellation. We will return the Contract Value (or, in certain states, your purchase payments).

PAYMENT ON DEATH:

  If a Contract Owner (or the Annuitant, if the Contract is not owned by an individual) dies before annuitization, the Beneficiary receives a death benefit.

  You will receive the Standard Death Benefit unless you chose to receive one of two enhanced death benefits--the Annual Step-Up Death Benefit or the Greater of Annual Step-Up or 5% Annual Increase Death Benefit. Each of these enhanced death benefits will increase the Asset-Based Insurance Charge applicable to your Contract. You may also elect to purchase, for an additional charge, the Earnings Preservation Benefit Rider, which provides an additional death benefit to assist with covering income taxes payable at death, and a Guaranteed Minimum Income Benefit Rider ("GMIB"), which provides an additional "floor" on annuity payments.

  The Standard Death Benefit equals the greater of the current Contract Value or total purchase payments less a pro rata reduction for partial withdrawals. The Annual Step-Up Death Benefit equals the greater of current Contract Value or the greatest Contract Value on any prior anniversary plus subsequent purchase payments, less a pro rata reduction for subsequent withdrawals. The Greater of Annual Step-Up or 5% Annual Increase Rider equals the greatest of: current Contract Value; purchase payments (less prior withdrawals) accumulated at an annual rate of 5%; or the greatest Contract Value on any prior anniversary plus subsequent purchase payments, less a pro rata reduction for subsequent withdrawals.

  Death Proceeds are taxable and generally are included in the income of the recipient as follows:

  . If received under an annuity payment option, they are taxed in the same manner as annuity payments.

  . If distributed in a lump sum, they are taxed in the same manner as a full withdrawal.

WITHDRAWALS:

  Before annuitization you can send us a written request to withdraw all or part of your Contract Value. After a partial withdrawal, the remaining Contract Value must be at least $2,000. Currently, a partial withdrawal must be at least $500. Federal tax laws penalize and may prohibit certain premature distributions from the Contract. (See "Federal Income Tax Status.")

  A Withdrawal Charge will apply to certain full and partial withdrawals and certain annuitization transactions for Standard, Bonus, L and P Class Contracts. On full withdrawals the annual contract administrative fee will be deducted. No Withdrawal Charge applies to C Class Contracts. We reserve the right to deduct a premium tax charge on full and partial withdrawals in some states.

  On a Standard, Bonus, L, or P Class Contract in any Contract Year you can make a withdrawal of a portion of your purchase payments free from any withdrawal charge (the "free withdrawal amount"). In the first Contract Year, no free withdrawal amount is available unless it is part of a monthly systematic withdrawal program in which the monthly withdrawal amount does not exceed 1/12 of 10% of total purchase payments. After the first Contract Year, the annual free withdrawal amount is equal to 10% of total purchase payments, less the total free withdrawal amount previously withdrawn in the same Contract Year. Earnings may be withdrawn at any time, free from any Withdrawal Charge.

REPLACEMENT OF CONTRACTS

  Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the Contract will impose a new surrender charge period. Before you buy a Contract, ask your registered representative if purchasing a Contract would be advantageous, given the Contract's features, benefits and charges.

                                   FEE TABLE

  The purpose of the Fee Table is to help you understand the various costs and expenses that you will pay directly and indirectly by purchasing a Contract. The Fee Table shows the current expenses for each Class of Contract as well as the actual charges and expenses for each Eligible Fund for the fiscal year ended December 31, 2000.

CONTRACT OWNER TRANSAC-
 TION EXPENSES
    Sales Charge Imposed on Purchase Payments.............................   None
    Withdrawal Charge (as a percentage of each purchase payment)

IF WITHDRAWN DURING YEAR                STANDARD CLASS BONUS CLASS L CLASS P CLASS
------------------------                -------------- ----------- ------- -------
    1..................................        7%            9%        7%      8%
    2..................................        6%            8%        6%      8%
    3..................................        6%            8%        5%      8%
    4..................................        5%            7%        0%      7%
    5..................................        4%            6%        0%      6%
    6..................................        3%            5%        0%      5%
    7..................................        2%            4%        0%      4%
    8..................................        0%            2%        0%      3%
    9..................................        0%            2%        0%      2%
    Thereafter.........................        0%            0%        0%      0%

    Transfer Fee(1).......................................................    $25

SEPARATE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET
ASSETS IN THE SUBACCOUNTS)
    Asset-Based Insur-
     ance Charge*(2)

                         STANDARD CLASS BONUS CLASS**    C CLASS   L CLASS P CLASS
                         -------------- -------------- ----------- ------- -------
    Standard Death
     Benefit............     1.25%          1.60%         1.60%     1.50%   1.15%
    Annual Step-Up Death
     Benefit............     1.35%          1.70%         1.70%     1.60%   1.25%
    Greater of Annual
     Step-Up or 5%
     Annual Increase
     Death Benefit......     1.50%          1.85%         1.85%     1.75%   1.40%

* We currently impose an additional Asset-Based Insurance Charge of 0.25% of average daily net assets on the American Funds Growth, American Funds
   Growth-Income and American Funds Global Small Capitalization Subaccounts.
   We reserve the right to impose an increased Asset-Based Insurance Charge on other subaccounts that we add to the Contract in the future. The increase will not exceed the annual rate of 0.25% of average daily net assets in any such subaccounts.
** The Asset-Based Insurance Charge will be reduced on the Bonus Class by
   0.35% after the expiration of the
   9-year Withdrawal Charge period.

    Earnings Preservation Benefit Rider(3)................................  0.25%

OTHER CONTRACT FEES
    Annual Contract Administrative Fee(4).................................    $30
    Guaranteed Minimum Income Benefit(5)..................................  0.35%

NOTES:

(1) Currently, we do not charge this fee. We reserve the right to limit the number and dollar amount of transfers and impose a transfer fee of up to $25. We will not restrict transfers to less than 12 per Contract Year.

(2) After annuitization, the amount of the Asset-Based Insurance Charge for each Class will be the charge that would apply for the standard death benefit; except that for the Bonus Class and the P Class, the Asset-Based Insurance Charge will be 1.25% after annuitization.
(3) The charge for the Earnings Preservation Benefit Rider will not be assessed after annuitization.

(4) We will also deduct this fee on annuitization and on full withdrawal. This fee will not be deducted on annuitization for Contracts with a Contract Value of $50,000 or more. We reserve the right to deduct this fee during the Annuity Period, pro rata from each annuity payment.

(5) The Guaranteed Minimum Income Benefit Rider charge is imposed on the Income Base annually in arrears on each Contract Anniversary. The Income Base is based on the greater of premiums accumulated with interest and the greatest anniversary value for the Contract, subject to certain limitations. The charge for the Guaranteed Minimum Income Benefit will not be assessed after annuitization. SEE "GUARANTEED MINIMUM INCOME BENEFIT" ON P. A-50 FOR MORE INFORMATION.

                            NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                       OTHER         TOTAL         OTHER         TOTAL
                                         12B-1       EXPENSES      EXPENSES      EXPENSES      EXPENSES
                           MANAGEMENT DISTRIBUTION    BEFORE        BEFORE         AFTER         AFTER
                             FEES*        FEE      REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
                           ---------- ------------ ------------- ------------- ------------- -------------
Back Bay Advisors Money
 Market Series Class B(1)
 ........................     .35%        .25%         .06%           .66%         .06%           .66%
Back Bay Advisors Bond
 Income Series
 Class B(1)..............     .40%        .25%         .07%           .72%         .07%           .72%
Salomon Brothers
 Strategic Bond
 Opportunities Series
 Class E(1)..............     .65%        .15%         .13%           .93%         .13%           .93%
Salomon Brothers U.S.
 Government Series Class
 E(1)(2).................     .55%        .15%         .16%           .86%         .15%           .85%
Balanced Series
 Class E(1)..............     .70%        .15%         .10%           .95%         .10%           .95%
Alger Equity Growth
 Series Class E(1).......     .75%        .15%         .04%           .94%         .04%           .94%
Davis Venture Value
 Series Class E(1).......     .75%        .15%         .04%           .94%         .04%           .94%
Harris Oakmark Mid Cap
 Value Series
 Class E(1)(2)...........     .75%        .15%         .21%          1.11%         .15%          1.05%
Loomis Sayles Small Cap
 Series Class E(1)(2)(3).     .90%        .15%         .06%          1.11%         .06%          1.11%
MFS Investors Trust
 Series Class E(1)(2)....     .75%        .15%         .82%          1.72%         .15%          1.05%
MFS Research Managers
 Series Class E(1)(2)....     .75%        .15%         .50%          1.40%         .15%          1.05%
Westpeak Growth and
 Income Series
 Class E(1)(3)...........     .68%        .15%         .05%           .88%         .05%           .88%

--------

* Our affiliate MetLife Advisers, LLC ("MetLife Advisers"), formerly New England Investment Management, LLC ("NEIM"), is the investment adviser for the Series of the Zenith Fund.

NOTES

(1) The New England Zenith Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Fund's prospectus.

(2) MetLife Advisers (formerly NEIM) voluntarily limits the expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, MetLife Advisers bears expenses of the Loomis Sayles Small Cap Series that exceed 1.15% of average daily net assets. Under the expense deferral agreement, MetLife Advisers bears expenses which exceed a certain limit in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. The limit on expenses for these series are: 1.05% of average daily net assets for the Harris Oakmark Mid Cap Value, MFS Investors Trust and MFS Research Managers Series; and .85% of average daily net assets for the Salomon Brothers U.S. Government Series. MetLife Advisers may end these expense limits at any time.

(3) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been 1.10% for Loomis Sayles Small Cap Series and .85% for Westpeak Growth and Income Series.

                        METROPOLITAN SERIES FUND, INC.

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

 (ANTICIPATED EXPENSES FOR 2001 FOR THE JANUS GROWTH AND FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIOS)
 (AS A PERCENTAGE OF NET ASSETS)


                                                      OTHER         TOTAL         OTHER         TOTAL
                                        12B-1       EXPENSES      EXPENSES      EXPENSES      EXPENSES
                          MANAGEMENT DISTRIBUTION    BEFORE        BEFORE         AFTER         AFTER
                            FEES*        FEE      REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
                          ---------- ------------ ------------- ------------- ------------- -------------
Lehman Brothers
 Aggregate Bond Index
 Portfolio Class B(1)...     .25%        .25%         .12%           .62%         .12%           .62%
Janus Growth Portfolio
 Class B(1)(2)..........     .80%        .25%         .29%          1.34%         .15%          1.20%
Janus Mid Cap Portfolio
 Class B(1).............     .66%        .25%         .04%           .95%         .04%           .95%
MetLife Mid Cap Stock
 Index Portfolio
 Class B(1)(2)(3).......     .25%        .25%         .58%          1.08%         .20%           .70%
MetLife Stock Index
 Portfolio Class B(1)...     .25%        .25%         .03%           .53%         .03%           .53%
Neuberger Berman
 Partners Mid Cap Value
 Portfolio Class
 B(1)(2)(4).............     .70%        .25%         .19%          1.14%         .19%          1.14%
Putnam Large Cap
 Growth Portfolio
 Class E(1)(2)(3).......     .80%        .15%         .59%          1.54%         .20%          1.15%
Franklin Templeton Small
 Cap Growth Portfolio
 Class B(1)(2)..........     .90%        .25%         .71%          1.86%         .15%          1.30%
Morgan Stanley EAFE
 Index Portfolio Class
 B(1)(2)................     .30%        .25%         .48%          1.03%         .40%           .95%
Putnam International
 Stock Portfolio
 Class E(1)(5)..........     .90%        .15%         .24%          1.29%         .24%          1.29%
Russell 2000 Index
 Portfolio Class
 B(1)(2)................     .25%        .25%         .30%           .80%         .30%           .80%
State Street Research
 Aurora Small Cap
 Value Portfolio
 Class E(1)(2)(3).......     .85%        .15%         .49%          1.49%         .20%          1.20%
State Street Research
 Investment Trust
 Portfolio Class
 B(1)(4)................     .47%        .25%         .03%           .75%         .03%           .75%

--------

* Our affiliate MetLife Advisers is the investment manager for the Portfolios of the Metropolitan Fund. Prior toMay 1, 2001, Metropolitan Life Insurance
Company ("MetLife") served as investment manager.

NOTES:

(1) The Metropolitan Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Fund's prospectus.

(2) MetLife Advisers voluntarily pays expenses (other than the management fee, brokerage commissions, amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, taxes, interest and other loan costs, and any unusual one-time expenses) of certain Portfolios in excess of a certain percentage of net assets until the earlier of either total net assets of the Portfolio reaching a certain amount or a certain date as follows:

               SUBSIDIZED EXPENSES
   PORTFOLIO      IN EXCESS OF     TOTAL NET ASSETS   DATE
   ---------   ------------------- ---------------- --------
    Morgan
    Stanley
     EAFE
   Index....          0.40%          $200 million    4/30/02
    Putnam
   Large Cap
   Growth...          0.20%          $100 million    4/30/02
    MetLife
    Mid Cap
     Stock
   Index*...          0.20%          $100 million    6/30/02
    Russell
     2000
   Index....          0.30%          $200 million    4/30/02

  --------

* MetLife Advisers will continue to pay the expenses of the MetLife Mid Cap Stock Index through April 30, 2002, irrespective of the total net assets of the Portfolio.

     MetLife Advisers will pay the expenses in excess of .20% of the average net assets of the State Street Research Aurora Small Cap Value Portfolio until April 30, 2002.

     Prior to 11/8/00, MetLife (the former investment manager to the Metropolitan Fund Portfolios) paid all Expenses in excess of .25% of the average net assets for the Morgan Stanley EAFE Index Portfolio and .20% of the average net assets for the Neuberger Berman Partners Mid Cap Value Portfolio until the Portfolios total assets reached $100 million or November 8, 2000, whichever came first.

     These subsidies and other prior expense reimbursement arrangements can increase the performance of the Portfolios. MetLife Advisers can terminate these arrangements at any time upon notice to the Board of Directors and to Fund Shareholders.

     MetLife Advisers has voluntarily agreed to waive fees or pay all expenses (other than brokerage commission, taxes, interest and any extraordinary or nonrecurring expenses) for the Janus Growth and the Franklin Templeton Small Cap Growth Portfolios greater than 1.20% and 1.30%, respectively, of the average net assets through April 30, 2002. Such subsidy is subject to each Portfolio's obligation to repay MetLife Advisers in future years, if any, when the Portfolio's total operating expenses fall below the stated expense limit of 1.20% or 1.30%, respectively.

(3) Total Expenses for the Putnam Large Cap Growth, State Street Research Aurora Small Cap Value and MetLife Mid Cap Stock Index Portfolios are annualized based on the months the Portfolios were in operation in 2000. The Putnam Large Cap Growth Portfolio commenced operations on May 1, 2000. The State Street Research Aurora Small Cap Value and the MetLife Mid Cap Stock Index Portfolios commenced operations on July 5, 2000.


(4) Total Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been .74% for State Street Research Investment Trust Portfolio and 1.01% for Neuberger Berman Partners Mid Cap Value Portfolio.



(5) Until May 1, 2000, the management fee for the Putnam International Stock Portfolio was .75%.

                        MET INVESTORS SERIES TRUST

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

 (ANTICIPATED EXPENSES FOR 2001 FOR THE MFS MID-CAP GROWTH, MFS RESEARCH INTERNATIONAL, PIMCO TOTAL RETURN AND PIMCO INNOVATION PORTFOLIOS)

 (AS A PERCENTAGE OF NET ASSETS)


                          MANAGEMENT                OTHER      TOTAL     MANAGE-     OTHER      TOTAL
                            FEES*                  EXPENSES   EXPENSES     MENT     EXPENSES   EXPENSES
                            BEFORE      12B-1       BEFORE     BEFORE   FEE AFTER    AFTER      AFTER
                          REIMBURSE- DISTRIBUTION REIMBURSE- REIMBURSE- REIMBURSE- REIMBURSE- REIMBURSE-
                             MENT        FEE         MENT       MENT       MENT       MENT       MENT
                          ---------- ------------ ---------- ---------- ---------- ---------- ----------
Lord Abbett Bond
 Debenture Portfolio
 Class B(1)(2)(3).......     .60%        .25%        .10%       .95%       .60%       .10%       .95%
PIMCO Total Return
 Portfolio Class
 B(1)(2)................     .50%        .25%        .24%       .99%       .41%       .24%       .90%
MFS Mid-Cap Growth
 Portfolio Class
 B(1)(2)................     .65%        .25%        .18%      1.08%       .62%       .18%      1.05%
MFS Research
 International Portfolio
 Class B(1)(2)..........     .80%        .25%        .29%      1.34%       .71%       .29%      1.25%
PIMCO Innovation
 Portfolio Class
 B(1)(2)................    1.05%        .25%        .41%      1.71%       .69%       .41%      1.35%

--------

 * Met Investors Advisory Corp. ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust.

NOTES:

(1) The Met Investors Series Trust has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Portfolio's prospectus.

(2) Met Investors Advisory Corp. and Met Investors Series Trust have entered into an Expense Limitation Agreement whereby, for a period of at least one year from commencement of operations (February 12, 2001), the total of Management Fees and Other Expenses of certain Portfolios will not exceed, in any year in which the Agreement is in effect, the following percentages (excluding 12b-1 fees): .70% for the Lord Abbett Bond Debenture Portfolio; .65% for the PIMCO Total Return Portfolio; .80% for the MFS Mid-Cap Growth Portfolio; 1.00% for the MFS Research International Portfolio; and 1.10% for the PIMCO Innovation Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

(3) Until January 1, 2001, the management fee for the Lord Abbett Bond Debenture Portfolio was .75%.

                     AMERICAN FUNDS INSURANCE SERIES

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

 (AS A PERCENTAGE OF NET ASSETS)


                                                      OTHER         TOTAL         OTHER         TOTAL
                                        12B-1       EXPENSES      EXPENSES      EXPENSES      EXPENSES
                          MANAGEMENT DISTRIBUTION    BEFORE        BEFORE         AFTER         AFTER
                            FEES*        FEE      REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
                          ---------- ------------ ------------- ------------- ------------- -------------
American Funds
 Growth Fund Class 2(1).     .36%        .25%         .02%           .63%         .02%           .63%
American Funds
 Growth-Income Fund
 Class 2(1).............     .34%        .25%         .01%           .60%         .01%           .60%
American Funds Global
 Small Capitalization
 Fund Class 2(1)........     .80%        .25%         .06%          1.11%         .06%          1.11%

--------

 * Capital Research and Management Company is the investment adviser of the American Funds Insurance Series.

NOTES:

(1) The American Funds Insurance Series has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Fund's prospectus.

EXAMPLES

  The purpose of the following Examples is to assist you in understanding the expenses that you would pay over time. The Examples (i) are based on the actual charges and expenses for the Variable Account and for each Eligible Fund for the fiscal year ended December 31, 2000, as stated in the Fee Table(1); (ii) assume that current waivers and reimbursements of fund expenses will remain in effect for the periods shown (these waivers and reimbursements, however, may be terminated at any time); and (iii) assume that the Contract Owner has selected the Greater of Annual Step-Up or 5% Annual Increase Death Benefit and the Guaranteed Minimum Income Benefit Rider. Examples do not reflect the Earnings Preservation Benefit Rider.

  Example 1. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the Standard Class;

  . the underlying portfolio earns a 5% annual return; and

  . you fully surrender your Contract or elect to annuitize under a period certain option for a specified period of less than 15 years, with applicable withdrawal charges deducted.


    STANDARD CLASS                                1 YEAR 3 YEARS 5 YEARS  10 YEARS
    --------------                                ------ ------- -------  --------
    Back Bay Advisors Money Market..............  $92.62 $123.69 $155.32 $255.53
    Back Bay Advisors Bond Income...............   93.22  125.50  158.34  261.58
    Salomon Brothers Strategic Bond
     Opportunities..............................   95.32  131.80  168.84  282.45
    Salomon Brothers U.S. Government............   94.52  129.41  164.85  274.55
    Balanced....................................   95.52  132.40  169.83  284.41
    Alger Equity Growth.........................   95.42  132.10  169.34  283.43
    Davis Venture Value.........................   95.42  132.10  169.34  283.43
    Harris Oakmark Mid Cap Value................   96.52  135.39  174.79  294.15
    Loomis Sayles Small Cap.....................   97.12  137.17  177.75  299.95
    MFS Investors Trust.........................   96.52  135.39  174.79  294.15
    MFS Research Managers.......................   96.52  135.39  174.79  294.15
    Westpeak Growth and Income..................   94.82  130.31  166.35  277.52
    Lehman Brothers Aggregate Bond Index*.......   92.22  122.48  153.31  251.48
    Janus Growth*...............................   98.01  139.85  182.17  308.57
    Janus Mid Cap*..............................   95.52  132.40  169.83  284.41
    MetLife Mid Cap Stock Index*................   93.02  124.90  157.34  259.57
    MetLife Stock Index*........................   91.31  119.76  148.75  242.29
    Neuberger Berman Partners Mid Cap Value*....   97.42  138.06  179.22  302.83
    Putnam Large Cap Growth.....................   97.52  138.36  179.71  303.79
    Franklin Templeton Small Cap Growth*........   99.01  142.81  187.05  318.06
    Morgan Stanley EAFE Index*..................   95.52  132.40  169.83  284.41
    Putnam International Stock..................   98.91  142.51  186.57  317.11
    Russell 2000 Index*.........................   94.02  127.91  162.36  269.59
    State Street Research Aurora Small Cap
     Value*.....................................   98.01  139.85  182.17  308.57
    State Street Research Investment Trust*.....   93.52  126.40  159.85  264.59
    Lord Abbett Bond Debenture*.................   95.52  132.40  169.83  284.41
    PIMCO Total Return*.........................   95.02  130.90  167.35  279.49
    MFS Mid-Cap Growth*.........................   96.52  135.39  174.79  294.15
    MFS Research International*.................   98.51  141.33  184.61  313.33
    PIMCO Innovation*...........................   99.51  144.29  189.49  322.76
    American Funds Growth*......................   94.82  130.31  166.35  277.52
    American Funds Growth-Income*...............   94.52  129.41  164.86  274.55
    American Funds Global Small Capitalization*.   99.61  144.58  189.98  323.70

  EXAMPLE 2. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the Standard Class;

  . the underlying portfolio earns a 5% annual return; and

  . you do not surrender your Contract or elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 15 years (no withdrawal charges would be deducted(2)).

                                                           3              10
    STANDARD CLASS                                1 YEAR YEARS  5 YEARS  YEARS
    --------------                                ------ -----  -------  -----
    Back Bay Advisors Money Market............... $22.62 $69.69 $119.32 $255.53
    Back Bay Advisors Bond Income................  23.22  71.50  122.34  261.58
    Salomon Brothers Strategic Bond
     Opportunities...............................  25.32  77.80  132.84  282.45
    Salomon Brothers U.S. Government.............  24.52  75.41  128.85  274.55
    Balanced.....................................  25.52  78.40  133.83  284.41
    Alger Equity Growth..........................  25.42  78.10  133.34  284.43
    Davis Venture Value..........................  25.42  78.10  133.34  283.43
    Harris Oakmark Mid Cap Value.................  26.52  81.39  138.79  294.15
    Loomis Sayles Small Cap......................  27.12  83.17  141.75  299.95
    MFS Investors Trust..........................  26.52  81.39  138.79  294.15
    MFS Research Managers........................  26.52  81.39  138.79  294.15
    Westpeak Growth and Income...................  24.82  76.31  130.35  277.52
    Lehman Brothers Aggregate Bond Index*........  22.22  68.48  117.31  251.48
    Janus Growth*................................  28.01  85.85  146.17  308.57
    Janus Mid Cap*...............................  25.52  78.40  133.83  284.41
    MetLife Mid Cap Stock Index*.................  23.02  70.90  121.34  259.57
    MetLife Stock Index*.........................  21.31  65.76  112.75  242.29
    Neuberger Berman Partners Mid Cap Value*.....  27.42  84.06  143.22  302.83
    Putnam Large Cap Growth......................  27.52  84.36  143.71  303.79
    Franklin Templeton Small Cap Growth*.........  29.01  88.81  151.05  318.06
    Morgan Stanley EAFE Index*...................  25.52  78.40  133.83  284.41
    Putnam International Stock...................  28.91  88.51  150.57  317.11
    Russell 2000 Index*..........................  24.02  73.91  126.36  269.59
    State Street Research Aurora Small Cap
     Value*......................................  28.01  85.85  146.17  308.57
    State Street Research Investment Trust*......  23.52  72.40  123.85  264.59
    Lord Abbett Bond Debenture*..................  25.52  78.40  133.83  284.41
    PIMCO Total Return*..........................  25.02  76.90  131.35  279.49
    MFS Mid-Cap Growth*..........................  26.52  81.39  138.79  294.15
    MFS Research International*..................  28.51  87.33  148.61  313.33
    PIMCO Innovation*............................  29.51  90.29  153.49  322.76
    American Funds Growth*.......................  24.82  76.31  130.35  277.52
    American Funds Growth-Income*................  24.52  75.41  128.86  274.55
    American Funds Global Small Capitalization*..  29.61  90.58  153.98  323.70

  EXAMPLE 3. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the Bonus Class;

  . the underlying portfolio earns a 5% annual return; and

  . you fully surrender your Contract or elect to annuitize under a period certain option for a specified period of less than 15 years, with applicable withdrawal charges deducted.

                                                                          10
    BONUS CLASS                                 1 YEAR  3 YEARS 5 YEARS  YEARS
    -----------                                 ------  ------- -------  -----
    Back Bay Advisors Money Market............. $117.16 $155.40 $196.28 $301.88
    Back Bay Advisors Bond Income..............  117.79  157.26  199.36  307.93
    Salomon Brothers Strategic Bond
     Opportunities.............................  119.96  163.74  210.08  328.81
    Salomon Brothers U.S. Government...........  119.14  161.28  206.01  320.92
    Balanced...................................  120.17  164.36  211.10  330.78
    Alger Equity Growth........................  120.07  164.05  210.59  329.80
    Davis Venture Value........................  120.07  164.05  210.59  329.80
    Harris Oakmark Mid Cap Value...............  121.21  167.43  216.15  340.53
    Loomis Sayles Small Cap....................  121.83  169.27  219.18  346.33
    MFS Investors Trust........................  121.21  167.43  216.15  340.53
    MFS Research Managers......................  121.21  167.43  216.15  340.53
    Westpeak Growth and Income.................  119.45  162.20  207.54  323.89
    Lehman Brothers Aggregate Bond Index*......  116.75  154.16  194.22  297.82
    Janus Growth*..............................  122.76  172.02  223.69  354.97
    Janus Mid Cap*.............................  120.17  164.36  211.10  330.78
    MetLife Mid Cap Stock Index*...............  117.58  156.64  198.34  305.92
    MetLife Stock Index*.......................  115.81  151.36  189.57  288.62
    Neuberger Berman Partners Mid Cap Value*...  122.14  170.19  220.68  349.22
    Putnam Large Cap Growth....................  122.24  170.49  221.19  350.18
    Franklin Templeton Small Cap Growth*.......  123.79  175.07  228.68  364.46
    Morgan Stanley EAFE Index*.................  120.17  164.36  211.10  330.78
    Putnam International Stock.................  123.69  174.76  228.19  363.51
    Russell 2000 Index*........................  118.62  159.74  203.46  315.94
    State Street Research Aurora Small Cap
     Value*....................................  122.76  172.02  223.69  354.97
    State Street Research Investment Trust*....  118.10  158.19  200.90  310.95
    Lord Abbett Bond Debenture*................  120.17  164.36  211.10  330.78
    PIMCO Total Return*........................  119.65  162.82  208.56  325.86
    MFS Mid-Cap Growth*........................  121.21  167.43  216.15  340.53
    MFS Research International*................  123.27  173.55  226.19  359.72
    PIMCO Innovation*..........................  124.30  176.59  231.17  369.16
    American Funds Growth*.....................  119.45  162.20  207.54  323.89
    American Funds Growth-Income*..............  119.14  161.28  206.01  320.92
    American Funds Global Small
     Capitalization*...........................  124.41  176.89  231.67  370.10

  EXAMPLE 4. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the Bonus Class;

  . the underlying portfolio earns a 5% annual return; and

  . you do not surrender your Contract or elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 15 years (no withdrawal charges would be deducted(2)).

                                                           3              10
    BONUS CLASS                                   1 YEAR YEARS  5 YEARS  YEARS
    -----------                                   ------ -----  -------  -----
    Back Bay Advisors Money Market............... $27.16 $83.40 $142.28 $301.88
    Back Bay Advisors Bond Income................  27.79  85.26  145.36  307.93
    Salomon Brothers Strategic Bond
     Opportunities...............................  29.96  91.74  156.08  328.81
    Salomon Brothers U.S. Government.............  29.14  89.28  152.01  320.92
    Balanced.....................................  30.17  92.36  157.10  330.78
    Alger Equity Growth..........................  30.07  92.05  156.59  329.80
    Davis Venture Value..........................  30.07  92.05  156.59  329.80
    Harris Oakmark Mid Cap Value.................  31.21  95.43  162.15  340.53
    Loomis Sayles Small Cap......................  31.83  97.27  165.18  346.33
    MFS Investors Trust..........................  31.21  95.43  162.15  340.53
    MFS Research Managers........................  31.21  95.43  162.15  340.53
    Westpeak Growth and Income...................  29.45  90.20  153.54  323.89
    Lehman Brothers Aggregate Bond Index*........  26.75  82.16  140.22  297.82
    Janus Growth*................................  32.76 100.02  169.69  354.97
    Janus Mid Cap*...............................  30.17  92.36  157.10  330.78
    MetLife Mid Cap Stock Index*.................  27.58  84.64  144.34  305.92
    MetLife Stock Index*.........................  25.81  79.36  135.57  288.62
    Neuberger Berman Partners Mid Cap Value*.....  32.14  98.19  166.68  349.22
    Putnam Large Cap Growth......................  32.24  98.49  167.19  350.18
    Franklin Templeton Small Cap Growth*.........  33.79 103.07  174.68  364.46
    Morgan Stanley EAFE Index*...................  30.17  92.36  157.10  330.78
    Putnam International Stock...................  33.69 102.76  174.19  363.51
    Russell 2000 Index*..........................  28.62  87.74  149.46  315.94
    State Street Research Aurora Small Cap
     Value*......................................  32.76 100.02  169.69  354.97
    State Street Research Investment Trust*......  28.10  86.19  146.90  310.95
    Lord Abbett Bond Debenture*..................  30.17  92.36  157.10  330.78
    PIMCO Total Return*..........................  29.65  90.82  154.56  325.86
    MFS Mid-Cap Growth*..........................  31.21  95.43  162.15  340.53
    MFS Research International*..................  33.27 101.55  172.19  359.72
    PIMCO Innovation*............................  34.30 104.59  177.17  369.16
    American Funds Growth*.......................  29.45  90.20  153.54  323.89
    American Funds Growth-Income*................  29.14  89.28  152.01  320.92
    American Funds Global Small Capitalization*..  34.41 104.89  177.67  370.10

  EXAMPLE 5. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the C Class;

  . the underlying portfolio earns a 5% annual return; and

  . you surrender your Contract, do not surrender your Contract, elect to annuitize, or do not elect to annuitize (no withdrawal charges apply to the C Class).

    C CLASS                                     1 YEAR 3 YEARS 5 YEARS 10 YEARS
    -------                                     ------ ------- ------- --------
    Back Bay Advisors Money Market............. $26.12 $80.19  $136.81 $290.27
    Back Bay Advisors Bond Income..............  26.72  81.98   139.77  296.09
    Salomon Brothers Strategic Bond
     Opportunities.............................  28.81  88.22   150.08  316.17
    Salomon Brothers U.S. Government...........  28.01  85.85   146.17  308.57
    Balanced...................................  29.01  88.81   151.05  318.06
    Alger Equity Growth........................  28.91  88.51   150.57  317.11
    Davis Venture Value........................  28.91  88.51   150.57  317.11
    Harris Oakmark Mid Cap Value...............  30.01  91.76   155.92  327.44
    Loomis Sayles Small Cap....................  30.60  93.53   158.82  333.01
    MFS Investors Trust........................  30.01  91.76   155.92  327.44
    MFS Research Managers......................  30.01  91.76   155.92  327.44
    Westpeak Growth and Income.................  28.31  86.74   147.64  311.43
    Lehman Brothers Aggregate Bond Index*......  25.72  79.00   134.83  286.37
    Janus Growth*..............................  31.50  96.17   163.16  341.31
    Janus Mid Cap*.............................  29.01  88.81   151.05  318.06
    MetLife Mid Cap Stock Index*...............  26.52  81.39   138.79  294.15
    MetLife Stock Index*.......................  24.82  76.31   130.35  277.52
    Neuberger Berman Partners Mid Cap Value*...  30.90  94.41   160.27  335.79
    Putnam Large Cap Growth....................  31.00  94.71   160.76  336.71
    Franklin Templeton Small Cap Growth*.......  32.49  99.10   167.96  350.44
    Morgan Stanley EAFE Index*.................  29.01  88.81   151.05  318.06
    Putnam International Stock.................  32.39  98.81   167.49  349.53
    Russell 2000 Index*........................  27.52  84.36   143.71  303.79
    State Street Research Aurora Small Cap
     Value*....................................  31.50  96.17   163.16  341.31
    State Street Research Investment Trust*....  27.02  82.87   141.25  298.99
    Lord Abbett Bond Debenture*................  29.01  88.81   151.05  318.06
    PIMCO Total Return*........................  28.51  87.33   148.61  313.33
    MFS Mid-Cap Growth*........................  30.01  91.76   155.92  327.44
    MFS Research International*................  31.99  97.64   165.57  345.89
    PIMCO Innovation*..........................  32.98 100.57   170.36  354.97
    American Funds Growth*.....................  28.31  86.74   147.64  311.43
    American Funds Growth-Income*..............  28.01  85.85   146.17  308.57
    American Funds Global Small
     Capitalization*...........................  33.08 100.86   170.83  355.87

  EXAMPLE 6. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the L Class;

  . the underlying portfolio earns a 5% annual return; and

  . you fully surrender your Contract or elect to annuitize under a period certain option for a specified period of less than 15 years, with applicable withdrawal charges deducted.

                                                                           10
    L CLASS                                       1 YEAR 3 YEARS 5 YEARS  YEARS
    -------                                       ------ ------- -------  -----
    Back Bay Advisors Money Market..............  $95.12 $131.20 $131.85 $280.48
    Back Bay Advisors Bond Income...............   95.72  133.00  134.83  286.36
    Salomon Brothers Strategic Bond
     Opportunities..............................   97.82  139.25  145.19  306.66
    Salomon Brothers U.S. Government............   97.02  136.87  141.25  298.99
    Balanced....................................   98.01  139.85  146.17  308.57
    Alger Equity Growth.........................   97.91  139.55  145.68  307.62
    Davis Venture Value.........................   97.91  139.55  145.68  307.62
    Harris Oakmark Mid Cap Value................   99.01  142.81  151.05  318.06
    Loomis Sayles Small Cap.....................   99.61  144.58  153.98  323.70
    MFS Investors Trust.........................   99.01  142.81  151.05  318.06
    MFS Research Managers.......................   99.01  142.81  151.05  318.06
    Westpeak Growth and Income..................   97.32  137.77  142.73  301.87
    Lehman Brothers Aggregate Bond Index*.......   94.72  130.01  129.85  276.53
    Janus Growth*...............................  100.50  147.23  158.34  332.09
    Janus Mid Cap*..............................   98.01  139.85  146.17  308.57
    MetLife Mid Cap Stock Index*................   95.52  132.40  133.83  284.41
    MetLife Stock Index*........................   93.82  127.30  125.35  267.59
    Neuberger Berman Partners Mid Cap Value*....   99.91  145.47  155.43  326.50
    Putnam Large Cap Growth.....................  100.01  145.76  155.92  327.44
    Franklin Templeton Small Cap Growth*........  101.50  150.17  163.16  341.31
    Morgan Stanley EAFE Index*..................   98.01  139.85  146.17  308.57
    Putnam International Stock..................  101.40  149.88  162.68  340.40
    Russell 2000 Index*.........................   96.52  135.39  138.79  294.15
    State Street Research Aurora Small Cap
     Value*.....................................  100.50  147.23  158.34  332.09
    State Street Research Investment Trust*.....   96.02  133.89  136.31  289.29
    Lord Abbett Bond Debenture*.................   98.01  139.85  146.17  308.57
    PIMCO Total Return*.........................   97.52  138.36  143.71  303.79
    MFS Mid-Cap Growth*.........................   99.01  142.81  151.05  318.06
    MFS Research International*.................  101.00  148.71  160.76  336.71
    PIMCO Innovation*...........................  101.99  151.64  165.57  345.89
    American Funds Growth*......................   97.32  137.77  142.73  301.87
    American Funds Growth-Income*...............   97.02  136.87  141.25  298.99
    American Funds Global Small Capitalization*.  102.09  151.93  166.05  346.80

  EXAMPLE 7. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the L Class;

  . the underlying portfolio earns a 5% annual return; and

  . you do not surrender your Contract or elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 15 years (no withdrawal charges would be deducted(2)).

    L CLASS                                     1 YEAR 3 YEARS 5 YEARS 10 YEARS
    -------                                     ------ ------- ------- --------
    Back Bay Advisors Money Market............. $25.12 $77.20  $131.85 $280.48
    Back Bay Advisors Bond Income..............  25.72  79.00   134.83  286.36
    Salomon Brothers Strategic Bond
     Opportunities.............................  27.82  85.25   145.19  306.66
    Salomon Brothers U.S. Government...........  27.02  82.87   141.25  298.99
    Balanced...................................  28.01  85.85   146.17  308.57
    Alger Equity Growth........................  27.91  85.55   145.68  307.62
    Davis Venture Value........................  27.91  85.55   145.68  307.62
    Harris Oakmark Mid Cap Value...............  29.01  88.81   151.05  318.06
    Loomis Sayles Small Cap....................  29.61  90.58   153.98  323.70
    MFS Investors Trust........................  29.01  88.81   151.05  318.06
    MFS Research Managers......................  29.01  88.81   151.05  318.06
    Westpeak Growth and Income.................  27.32  83.77   142.73  301.87
    Lehman Brothers Aggregate Bond Index*......  24.72  76.01   129.85  276.53
    Janus Growth*..............................  30.50  93.23   158.34  332.09
    Janus Mid Cap*.............................  28.01  85.85   146.17  308.57
    MetLife Mid Cap Stock Index*...............  25.52  78.40   133.83  284.41
    MetLife Stock Index*.......................  23.82  73.30   125.35  267.59
    Neuberger Berman Partners Mid Cap Value*...  29.91  91.47   155.43  326.50
    Putnam Large Cap Growth....................  30.01  91.76   155.92  327.44
    Franklin Templeton Small Cap Growth*.......  31.50  96.17   163.16  341.31
    Morgan Stanley EAFE Index*.................  28.01  85.85   146.17  308.57
    Putnam International Stock.................  31.40  95.88   162.68  340.40
    Russell 2000 Index*........................  26.52  81.39   138.79  294.15
    State Street Research Aurora Small Cap
     Value*....................................  30.50  93.23   158.34  332.09
    State Street Research Investment Trust*....  26.02  79.89   136.31  289.29
    Lord Abbett Bond Debenture*................  28.01  85.85   146.17  308.57
    PIMCO Total Return*........................  27.52  84.36   143.71  303.79
    MFS Mid-Cap Growth*........................  29.01  88.81   151.05  318.06
    MFS Research International*................  31.00  94.71   160.76  336.71
    PIMCO Innovation*..........................  31.99  97.64   165.57  345.89
    American Funds Growth*.....................  27.32  83.77   142.73  301.87
    American Funds Growth-Income*..............  27.02  82.87   141.25  298.99
    American Funds Global Small
     Capitalization*...........................  32.09  97.93   166.05  346.80

  EXAMPLE 8. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the P Class;

  . the underlying portfolio earns a 5% annual return; and

  . you fully surrender your Contract or elect to annuitize under a period certain option for a specified period of less than 15 years, with applicable withdrawal charges deducted.

                                                                          10
    P CLASS                                     1 YEAR  3 YEARS 5 YEARS  YEARS
    -------                                     ------  ------- -------  -----
    Back Bay Advisors Money Market............. $101.62 $138.67 $168.27 $245.36
    Back Bay Advisors Bond Income..............  102.22  140.48  171.31  251.48
    Salomon Brothers Strategic Bond
     Opportunities.............................  104.32  146.81  181.86  272.57
    Salomon Brothers U.S. Government...........  103.52  144.40  177.85  264.59
    Balanced...................................  104.52  147.41  182.86  274.55
    Alger Equity Growth........................  104.42  147.11  182.36  273.56
    Davis Venture Value........................  104.42  147.11  182.36  273.56
    Harris Oakmark Mid Cap Value...............  105.52  150.40  187.83  284.41
    Loomis Sayles Small Cap....................  106.12  152.19  190.81  290.27
    MFS Investors Trust........................  105.52  150.40  187.83  284.41
    MFS Research Managers......................  105.52  150.40  187.83  284.41
    Westpeak Growth and Income.................  103.82  145.30  179.35  267.59
    Lehman Brothers Aggregate Bond Index*......  101.21  137.46  166.24  241.27
    Janus Growth*..............................  107.02  154.87  195.25  298.99
    Janus Mid Cap*.............................  104.52  147.41  182.86  274.55
    MetLife Mid Cap Stock Index*...............  102.02  139.88  170.29  249.45
    MetLife Stock Index*.......................  100.31  134.73  161.66  231.98
    Neuberger Berman Partners Mid Cap Value*...  106.42  153.09  192.29  293.18
    Putnam Large Cap Growth....................  106.52  153.39  192.79  294.15
    Franklin Templeton Small Cap Growth*.......  108.01  157.85  200.17  308.57
    Morgan Stanley EAFE Index*.................  104.52  147.41  182.86  274.55
    Putnam International Stock.................  107.91  157.55  199.68  307.62
    Russell 2000 Index*........................  103.02  142.90  175.34  259.57
    State Street Research Aurora Small Cap
     Value*....................................  107.02  154.87  195.25  298.99
    State Street Research Investment Trust*....  102.52  141.39  172.82  254.52
    Lord Abbett Bond Debenture*................  104.52  147.41  182.86  274.55
    PIMCO Total Return*........................  104.02  145.91  180.36  269.59
    MFS Mid-Cap Growth*........................  105.52  150.40  187.83  284.41
    MFS Research International*................  107.52  156.36  197.71  303.79
    PIMCO Innovation*..........................  108.51  159.33  202.61  313.33
    American Funds Growth*.....................  103.82  145.30  179.35  267.59
    American Funds Growth-Income*..............  103.52  144.40  177.85  264.59
    American Funds Global Small
     Capitalization*...........................  108.61  159.62  203.10  314.28

  EXAMPLE 9. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the P Class;

  . the underlying portfolio earns a 5% annual return; and

  . you do not surrender your Contract or elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 15 years (no withdrawal charges would be deducted(2)).

    P CLASS                                     1 YEAR 3 YEARS 5 YEARS 10 YEARS
    -------                                     ------ ------- ------- --------
    Back Bay Advisors Money Market............. $21.62 $66.67  $114.27 $245.36
    Back Bay Advisors Bond Income..............  22.22  68.48   117.31  251.48
    Salomon Brothers Strategic Bond
     Opportunities.............................  24.32  74.81   127.86  272.57
    Salomon Brothers U.S. Government...........  23.52  72.40   123.85  264.59
    Balanced...................................  24.52  75.41   128.86  274.55
    Alger Equity Growth........................  24.42  75.11   128.36  273.56
    Davis Venture Value........................  24.42  75.11   128.36  273.56
    Harris Oakmark Mid Cap Value...............  25.52  78.40   133.83  284.41
    Loomis Sayles Small Cap....................  26.12  80.19   136.81  290.27
    MFS Investors Trust........................  25.52  78.40   133.83  284.41
    MFS Research Managers......................  25.52  78.40   133.83  284.41
    Westpeak Growth and Income.................  23.82  73.30   125.35  267.59
    Lehman Brothers Aggregate Bond Index*......  21.21  65.46   112.24  241.27
    Janus Growth*..............................  27.02  82.87   141.25  298.99
    Janus Mid Cap*.............................  24.52  75.41   128.86  274.55
    MetLife Mid Cap Stock Index*...............  22.02  67.88   116.29  249.45
    MetLife Stock Index*.......................  20.31  62.73   107.66  231.98
    Neuberger Berman Partners Mid Cap Value*...  26.42  81.09   138.29  293.18
    Putnam Large Cap Growth....................  26.52  81.39   138.79  294.15
    Franklin Templeton Small Cap Growth*.......  28.01  85.85   146.17  308.57
    Morgan Stanley EAFE Index*.................  24.52  75.41   128.86  274.55
    Putnam International Stock.................  27.91  85.55   145.68  307.62
    Russell 2000 Index*........................  23.02  70.90   121.34  259.57
    State Street Research Aurora Small Cap
     Value*....................................  27.02  82.87   141.25  298.99
    State Street Research Investment Trust*....  22.52  69.39   118.82  254.52
    Lord Abbett Bond Debenture*................  24.52  75.41   128.86  274.55
    PIMCO Total Return*........................  24.02  73.91   126.36  269.59
    MFS Mid-Cap Growth*........................  25.52  78.40   133.83  284.41
    MFS Research International*................  27.52  84.36   143.71  303.79
    PIMCO Innovation*..........................  28.51  87.33   148.61  313.33
    American Funds Growth*.....................  23.82  73.30   125.35  267.59
    American Funds Growth-Income*..............  23.52  72.40   123.85  264.59
    American Funds Global Small
     Capitalization*...........................  28.61  87.62   149.10  314.28

  PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.

--------
* Availability of these portfolios is subject to any necessary state insurance department approval.

NOTES:

(1) In these examples, the average Contract Administrative Fee of .07% has been used. (See (4), on p. A-10.)

(2) If you subsequently withdraw the commuted value of amounts placed under any of these options, we will deduct from the amount you receive a portion of the Withdrawal Charge amount that would have been deducted when you originally applied the Contract proceeds to the option. (see "Withdrawal Charge" and "Annuity Options" for more information.)


-------------------------------------------------------------------------------

Because the contracts were not offered for sale prior to June 1, 2001, condensed financial information is not available.

                          HOW THE CONTRACT WORKS

      PURCHASE

 . You must select one
   of five Classes of
   the Contract, each
   of which has
   different Withdrawal
   Charges and Asset-
   Based Insurance
   Charges:

  . Standard
    Class

  . Bonus Class

  . C Class

  . L Class

  . P Class

 . You can make a one-
   time investment or
   establish an ongoing
   investment program,
   subject to the
   Company's minimum
   and maximum purchase
   payment guidelines,
   which vary by Class.

ADDITIONAL PAYMENTS

 . Generally may be
   made at any time,
   (subject to Company
   limits), but no
   purchase payments
   allowed: (1) during
   the seven years
   immediately
   preceding the
   Maturity Date for
   the Standard Class;
   nine years for the
   Bonus Class; three
   years for the L
   Class; and nine
   years for the P
   Class; or (2) after
   a Contract Owner (or
   the Annuitant, if
   not owned in an
   individual capacity)
   reaches age 91.
   Joint Contract
   Owners may not make
   a purchase payment
   after the older
   Contract Owner
   reaches age 86.

 . Minimum $500 with
   certain exceptions
   (see page A-32).

    WITHDRAWALS

 . You may make
   withdrawals from
   your Contract,
   subject to
   imposition of a
   Withdrawal Charge.

 . No Withdrawal Charge
   applies to Class C.
   For the other
   Classes, you may
   withdraw the free
   withdrawal amount
   each Contract Year
   without incurring
   the Withdrawal
   Charge.

 . In the first
   Contract Year, no
   free withdrawal
   amount is available
   unless it is part of
   a monthly systematic
   withdrawal program
   in which the monthly
   withdrawal amount
   does not exceed 1/12
   of 10% of total
   purchase payments.

 . After the first
   Contract Year, the
   annual free
   withdrawal amount is
   equal to 10% of
   total purchase
   payments, less the
   total free
   withdrawal amount
   previously withdrawn
   in the same Contract
   Year.

 . Withdrawals may be
   taxable to the
   extent of gain.

 . Prior to age 59 1/2
   a 10% penalty tax
   may apply.

 . Premium tax charge
   may apply.

   DEATH PROCEEDS

 . You will receive the
   Standard Death
   Benefit unless you
   chose to receive one
   of two enhanced
   death benefits --
   the Annual Step-Up
   Death Benefit or the
   Greater of Annual
   Step-Up or 5% Annual
   Increase Death
   Benefit.

 . Each of these
   enhanced death
   benefits will
   increase the Asset-
   Based Insurance
   Charge applicable to
   your Contract.

 . You may also elect
   to purchase, for an
   additional charge,
   the Earnings
   Preservation Benefit
   Rider, which
   provides an
   additional death
   benefit to assist
   with covering taxes
   payable at death,
   and/or the
   Guaranteed Minimum
   Income Benefit
   Rider, which
   provides a "floor"
   on annuity payments.

 . Your Death Proceeds
   are guaranteed not
   to be less than your
   total purchase
   payments adjusted
   for any prior
   withdrawals (and,
   where applicable,
   net of premium tax
   charges).

 . Death proceeds may
   be taxable.

 . Premium tax charge
   may apply.

   CONTRACT VALUE

 . You allocate
   payments to your
   choice, within
   limits, of Eligible
   Funds and/or the
   Fixed Account.

 . The Contract Value
   reflects purchase
   payments, investment
   experience, interest
   credited on Fixed
   Account allocations,
   partial withdrawals
   and Contract
   charges.

 . The Contract Value
   invested in the
   Eligible Funds is
   not guaranteed.

 . Earnings in the
   Contract are free of
   any current income
   taxes (see page A-
   52).

 . You may change the
   allocation of future
   payments, within
   limits, at any time.

 . Prior to
   annuitization, you
   may transfer
   Contract Value among
   accounts, currently
   free of charge.
   (Special limits
   apply to the Fixed
   Account and to
   situations that
   involve "market
   timing.")

RETIREMENT BENEFITS

 . Lifetime income
   options.

 . Fixed and/or
   variable payout
   options.

 . Retirement benefits
   may be taxable.

 . Premium tax charge
   may apply.

  DAILY DEDUCTION FROM
  VARIABLE ACCOUNT

 . We deduct an Asset-
   Based Insurance
   Charge from the
   Contract Value
   daily. The amount of
   the charge depends
   upon the Class of
   Contract you select,
   the features you
   choose for your
   Contract, and the
   subaccounts you
   select. Asset-Based
   Insurance Charges
   (as an annual
   percentage of the
   daily net assets of
   each subaccount) for
   each Class and for
   each death benefit
   option prior to
   annuitization are:

 Standard Class --
  MINIMUM-1.25%; MAXIMUM-
  1.50%

 Bonus Class -- MINIMUM-
  1.60%; MAXIMUM-1.85%

 C Class -- MINIMUM-1.60%;
  MAXIMUM-1.85%

 L Class -- MINIMUM-1.50%;
  MAXIMUM-1.75%

 P Class -- MINIMUM-1.15%;
  MAXIMUM-1.40%

 (These amounts increase
 by .25% for subaccounts
 investing in the American
 Funds Insurance Series)

 . We reserve the right
   to impose an
   increased Asset-
   Based Insurance
   Charge on
   subaccounts that we
   add to the Contract
   in the future. The
   increase will not
   exceed the annual
   rate of 0.25% of
   average daily net
   assets in any such
   subaccounts.

 . After annuitization,
   the amount of the
   Asset-Based
   Insurance Charge for
   each Class will be
   the charge that
   would apply for the
   standard death
   benefit, except that
   for the Bonus and P
   Class, the Asset-
   Based Insurance
   Charge will be 1.25%
   after annuitization.
   These amounts
   increase by .25% for
   Subaccounts
   investing in the
   American Funds
   Insurance Series.


 . Investment advisory
   fees and operating
   expenses are
   deducted from the
   Eligible Fund assets
   daily.

     ANNUAL CONTRACT
 ADMINISTRATIVE FEE

 . We deduct a $30
   Contract
   Administrative Fee
   from the Contract
   Value in the
   Variable Account on
   each anniversary
   while the Contract
   is in-force. We
   deduct a pro rata
   portion on full
   withdrawals and, if
   the Contract Value
   is less than
   $50,000, at
   annuitization. We
   reserve the right to
   deduct this fee
   during the Annuity
   Period, pro rata
   from each annuity
   payment.

 WITHDRAWAL CHARGE

 . No Withdrawal Charge
   applies to Class C.

 . For the other
   Classes, we deduct a
   Withdrawal Charge
   (maximum of 9% of
   each purchase
   payment made) on
   certain full and
   partial withdrawals
   and certain
   annuitization
   transactions.

 . You may withdraw the
   free withdrawal
   amount each Contract
   Year without
   incurring the
   Withdrawal Charge.

 . The applicable
   Withdrawal Charge
   varies by Class (see
   pages A-45 to A-46).

 PREMIUM TAX CHARGE

 . Where applicable, we
   deduct a premium tax
   charge from the
   Contract Value when
   annuity benefits
   commence.

ADDITIONAL BENEFITS

 . You pay no taxes on
   your investment as
   long as it remains
   in the Contract.

 . You may withdraw
   your Contract Value
   at any time, less
   any applicable
   Withdrawal Charge,
   subject to any
   applicable tax law
   restrictions.

 . We may waive the
   Withdrawal Charge on
   evidence of terminal
   illness, confinement
   to a nursing home, or
   permanent and total
   disability, if this
   benefit is available
   in your state.

                                  THE COMPANY

  We were organized as a stock life insurance company in Delaware in 1980 and are authorized to operate in all states, the District of Columbia and Puerto Rico. Formerly, we were a wholly-owned subsidiary of New England Mutual Life Insurance Company ("New England Mutual"). On August 30, 1996, New England Mutual merged into MetLife, an insurance company whose principal office is One Madison Avenue, New York, NY 10010. MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife then became the parent of New England Variable Life Insurance Company which changed its name to "New England Life Insurance Company," (the "Company") and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. Our Home Office is at 501 Boylston Street, Boston, Massachusetts 02116.

  We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

                             THE VARIABLE ACCOUNT

  We established a separate investment account, New England Variable Annuity Separate Account (the "Variable Account"), under Delaware law on July 1, 1994, to hold the assets backing the Contracts. When the Company changed its domicile to Massachusetts on August 30, 1996 the Variable Account became subject to Massachusetts law. The Variable Account is registered as a unit investment trust under the Investment Company Act of 1940. The Variable Account may be used to support other variable annuity contracts besides the Contracts. The other contracts may have different charges, and provide different benefits.

  The assets of the Variable Account equal to its reserves and other contract liabilities are not available to meet the claims of the Company's general creditors. The income and realized and unrealized capital gains or losses of the Variable Account are credited to or charged against the Variable Account and not to other income, gains or losses of the Company. All obligations arising under the Contracts are, however, general corporate obligations of the Company.

  We allocate your purchase payments to the subaccounts that you elect. If you allocate purchase payments to the Variable Account, the value of Accumulation Units credited to your Contract and the amount of the variable annuity payments depend on the investment experience of the Eligible Fund (a mutual fund) in which your selected subaccounts invests. We do not guarantee the investment performance of the Variable Account. You bear the full investment risk for all amounts allocated to the Variable Account.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

  We will allocate your purchase payments to the subaccounts investing in one or more of the Eligible Funds you chose, which we list below. No sales charge will apply at the time you make your payment. You may change your selection of Eligible Funds for future purchase payments at any time free of charge. (See "Requests and Elections.") You can transfer to or from any Eligible Fund, subject to certain conditions. (See "Transfer Privilege.") You may allocate your Contract Value among as many accounts (including the Fixed Account) as you choose at any one time. You must allocate a minimum of $500 to each account you select unless the Company consents to lower amounts. We reserve the right to add or remove Eligible Funds from time to time. See "Substitution of Investments."

  Certain Eligible Funds have investment objectives and policies similar to other funds that may be managed by the same subadviser. The performance of the Eligible Funds, however, may be higher or lower than the other funds. We make no representation that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same subadviser.

  You'll find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

  BACK BAY ADVISORS MONEY MARKET SERIES

  The Back Bay Advisors Money Market Series' investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

  BACK BAY ADVISORS BOND INCOME SERIES

  The Back Bay Advisors Bond Income Series' investment objective is a high level of current income consistent with protection of capital.

  SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

  The Salomon Brothers Strategic Bond Opportunities Series' investment objective is a high level of total return consistent with preservation of capital.

  SALOMON BROTHERS U.S. GOVERNMENT SERIES

  The Salomon Brothers U.S. Government Series' investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

  BALANCED SERIES (FORMERLY THE LOOMIS SAYLES BALANCED SERIES)

  The Balanced Series' investment objective is long-term total return from a combination of capital appreciation and current income.

  ALGER EQUITY GROWTH SERIES

  The Alger Equity Growth Series' investment objective is long-term capital appreciation.

  DAVIS VENTURE VALUE SERIES

  The Davis Venture Value Series' investment objective is growth of capital.

  HARRIS OAKMARK MID CAP VALUE SERIES (FORMERLY THE GOLDMAN SACHS MIDCAP VALUE SERIES)

  The Harris Oakmark Mid Cap Value Series' investment objective is long-term capital appreciation.

  LOOMIS SAYLES SMALL CAP SERIES

  The Loomis Sayles Small Cap Series' investment objective is long-term capital growth from investments in common stocks or other equity securities.

  MFS INVESTORS TRUST SERIES (FORMERLY THE MFS INVESTORS SERIES)

  The MFS Investors Trust Series' investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

  MFS RESEARCH MANAGERS SERIES

  The MFS Research Managers Series' investment objective is long-term growth of capital.

  WESTPEAK GROWTH AND INCOME SERIES

  The Westpeak Growth and Income Series' investment objective is long-term total return through investment in equity securities.

  LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO*

  The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

  JANUS GROWTH PORTFOLIO*

  The Janus Growth Portfolio's investment objective is long-term growth of capital.

  JANUS MID CAP PORTFOLIO*

  The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

  METLIFE MID CAP STOCK INDEX PORTFOLIO*

  The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index ("S&P MidCap 400 Index").

  METLIFE STOCK INDEX PORTFOLIO*

  The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

  NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO*

  The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

  PUTNAM LARGE CAP GROWTH PORTFOLIO

  The Putnam Large Cap Growth Portfolio's investment objective is capital appreciation.


  FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO*

  The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

  MORGAN STANLEY EAFE INDEX PORTFOLIO*

  The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of Morgan Stanley Capital International Europe Australasia Far East Index ("MSCI EAFE Index").

  PUTNAM INTERNATIONAL STOCK PORTFOLIO

  The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

  RUSSELL 2000 INDEX PORTFOLIO*

  The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

  STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO*

  The State Street Research Aurora Small Cap Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

  STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO*

  (FORMERLY STATE STREET RESEARCH GROWTH PORTFOLIO)

  The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income and moderate current income.

  LORD ABBETT BOND DEBENTURE PORTFOLIO*

  The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

  PIMCO TOTAL RETURN PORTFOLIO*

  The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

  MFS MID-CAP GROWTH PORTFOLIO*

  The MFS Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

  MFS RESEARCH INTERNATIONAL PORTFOLIO*

  The MFS Research International Portfolio's investment objective is capital appreciation.

  PIMCO INNOVATION PORTFOLIO*

  The PIMCO Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

  AMERICAN FUNDS GROWTH FUND*

  The American Funds Growth Fund's investment objective is to seek capital appreciation through stocks.

  AMERICAN FUNDS GROWTH-INCOME FUND*

  The American Funds Growth-Income Fund's investment objective is to seek capital appreciation and income.


  AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND*

  The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.
--------

   * Availability of these Eligible Funds is subject to any necessary state insurance department approvals.

INVESTMENT ADVICE

  MetLife Advisers, LLC, ("MetLife Advisers") (formerly New England Investment Management, LLC ("NEIM")) an affiliate of the Company, serves as Investment Adviser for each Series of the New England Zenith Fund. Effective May 1, 2001, MetLife Advisers became the Investment Manager to the Portfolios of the Metropolitan Fund. The chart below shows the Sub-Adviser of each Series and the Sub-Investment Manager for each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its sub-advisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Sub-Adviser and Sub-Investment Manager is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

SERIES/PORTFOLIO                      SUB-ADVISER/SUB-INVESTMENT MANAGER
----------------                      ----------------------------------
Back Bay Advisors Money Market
 Series.............................  Back Bay Advisors, L.P.*
Back Bay Advisors Bond Income
 Series.............................  Back Bay Advisors, L.P.*
Salomon Brothers Strategic Bond
 Opportunities Series **............  Salomon Brothers Asset Management Inc.
Salomon Brothers U.S. Government
 Series.............................  Salomon Brothers Asset Management Inc.
Balanced Series.....................  Wellington Management Company, LLP.
Alger Equity Growth Series..........  Fred Alger Management, Inc.
Davis Venture Value Series..........  Davis Selected Advisers, L.P.***
Harris Oakmark Mid Cap Value
 Series.............................  Harris Associates L.P.
Loomis Sayles Small Cap Series......  Loomis Sayles & Company, L.P.
MFS Investors Series................  Massachusetts Financial Services Company
MFS Research Managers Series........  Massachusetts Financial Services Company
Westpeak Growth and Income Series...  Westpeak Investment Advisors, L.P.
Lehman Brothers Aggregate Bond Index
 Portfolio..........................  Metropolitan Life Insurance Company+
Janus Growth Portfolio..............  Janus Capital Corporation
Janus Mid Cap Portfolio.............  Janus Capital Corporation
MetLife Mid Cap Stock Index
 Portfolio..........................  Metropolitan Life Insurance Company+
MetLife Stock Index Portfolio.......  Metropolitan Life Insurance Company+
Neuberger Berman Partners Mid Cap
 Value Portfolio....................  Neuberger Berman Management Inc.
Putnam Large Cap Growth Portfolio...  Putnam Investment Management, LLC
Franklin Templeton Small Cap Growth
 Portfolio..........................  Franklin Advisers, Inc.
Morgan Stanley EAFE Index Portfolio.  Metropolitan Life Insurance Company+
Putnam International Stock
 Portfolio..........................  Putnam Investment Management, LLC****
Russell 2000 Index Portfolio........  Metropolitan Life Insurance Company+
State Street Research Aurora Small
 Cap Value Portfolio................  State Street Research & Management Company
State Street Research Investment
 Trust Portfolio....................  State Street Research & Management Company

--------

   * CDC IXIS Asset Management North America, L.P. ("CDC IXIS"), the parent of Back Bay Advisors, L.P., has informed MetLife Advisers that CDC IXIS intends to terminate the operations of Back Bay in the near future. MetLife Advisers will be hiring a new sub-adviser for the Series. Affected Contract Owners will receive further information when a new sub-adviser is hired.

  ** The Salomon Brothers Strategic Bond Opportunities Series also receives certain investment sub-advisory services from Salomon Brothers Asset Management Limited, a London based affiliate of Salomon Brothers Asset Management Inc.

 *** Davis Selected Advisers may delegate any of its responsibilities to Davis
     Selected Advisers--NY, Inc., a wholly-owned subsidiary of Davis Selected.

**** Putnam Investment Management, LLC became the sub-investment manager of the Putnam International Stock Portfolio on January 24, 2000. Prior to that time, Santander Global Advisors, Inc. served as sub-investment manager.

   + Metropolitan Life Insurance Company became the sub-investment manager for the Lehman Brothers Aggregate Bond Index, MetLife Stock Index, MetLife Mid Cap Stock Index, Morgan Stanley EAFE Index and Russell 2000 Index Portfolios on May 1, 2001. Prior to that time, Metropolitan Life Insurance Company was the investment manager.

  In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Westpeak Growth and Income Series, Harris Oakmark Mid Cap Value Series and Loomis Sayles Small Cap Series, NEIM (now MetLife Advisers) became the Adviser on May 1, 1995. The Harris Oakmark Mid Cap Value Series' Sub-Adviser was Loomis, Sayles until May 1, 1998 when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the Sub-Adviser. Harris Associates became the Sub-Adviser on May 1, 2000.
The Balanced Series' Sub-Adviser was Loomis, Sayles until May 1, 2000, when Wellington Management Company became the Sub-Adviser.

  For more information regarding the investment adviser and the sub-adviser of the Zenith Fund Series or the sub-investment manager of the Metropolitan Series Fund Portfolios, see the Zenith Fund or the Metropolitan Series Fund prospectuses attached at the end of this prospectus and their Statements of Additional Information.

  Met Investors Advisory Corp. (formerly known as Security First Investment Management Corp.) is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company and is the Manager for the Met Investors Series Trust Portfolios. Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Mangement Company LLC is the Adviser to the PIMCO Total Return Portfolio. Massachusetts Financial Services Company is the Adviser to the MFS Mid-Cap Growth and MFS Research International Portfolios. PIMCO Equity Advisors, a division of PIMCO Advisors L.P., is the Adviser to the PIMCO Innovation Portfolio. For more information regarding the manager or adviser of the Met Investors Series Trust Portfolios, see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

  Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

  You can also get information about the Zenith Fund, Metropolitan Fund, Met Investors Series Trust and the American Funds Insurance Series (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

  An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to the Eligible Funds. We (or our affiliates) may also be compensated with 12b-1 fees from Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. Some Eligible Funds or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant. New England Securities may also receive brokerage commissions on securities transactions initated by an investment adviser.

SHARE CLASSES OF THE ELIGIBLE FUNDS

  The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

  . For the Zenith Fund, we offer Class B shares of Back Bay Advisors Money
    Market and Back Bay Advisors Bond Income Series; and Class E shares of Salomon Brothers Strategic Bond Opportunities, Salomon Brothers U.S. Government Balanced, Alger Equity Growth, Davis Venture Value, Harris Oakmark Mid Cap Value, Loomis Sayles Small Cap, MFS Investors Trust, MFS Research Managers and Westpeak Growth and Income Series;

  . For the Metropolitan Fund, we offer Class B shares of Lehman Brothers
    Aggregate Bond Index, Janus Growth, Janus Mid Cap, MetLife Mid Cap Stock Index, MetLife Stock Index, Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index and State Street Research Investment Trust Portfolios; and Class E shares of Putnam Large Cap Growth, Putnam International Stock and State Street Research Aurora Small Cap Value Portfolios;

  . For the Met Investors Series Trust, we offer Class B shares only; and

  . For the American Funds Insurance Series, we offer Class 2 shares only.

SUBSTITUTION OF INVESTMENTS

  If investment in the Eligible Funds or a particular Series is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close subaccounts to allocation of purchase payments or Contract Value, or both, at any time in our sole discretion.

                                 FIXED ACCOUNT

  You may allocate purchase payments to the Fixed Account. The Fixed Account is a part of our general account and offers a guaranteed interest rate. (See "The Operation of the Fixed Account" for more information.)

                                 THE CONTRACTS

  We will issue the Standard Class, C Class, L Class and P Class Contracts to an individual through the age of 90 in all states except New York. In New York, we will issue the Standard Class to an individual through the age of 82; the L Class through the age of 86; the C Class through the age of 89; and the P Class through the age of 80. We will issue the Standard Class, C Class, L Class and P Class Contracts to joint contract owners through the age of 85 (based on the older contract owner) in all states except New York. In New York, we will issue the Standard Class to joint contract owners through the age of 82; the L Class and C Class through the age of 85; and the P Class through the age of 80. The maximum issue age for the Bonus Class (for an individual or joint contract owners) is through the age of 80 in all states. Unless otherwise noted, information provided in each section is applicable to all contract classes.

  The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes varying levels of Withdrawal Charges and Asset-Based Insurance Charges. THE ASSET-BASED INSURANCE CHARGE AMOUNTS DESCRIBED BELOW WILL INCREASE BY .25% FOR SUBACCOUNTS INVESTING IN THE AMERICAN FUNDS INSURANCE SERIES. Depending on your expectations and preferences, you can choose the Class that best meets your needs. Prior to issuance, you must select one of the following five available Classes of the Contract:

STANDARD CLASS

  If you do not select a Class, your Contract will be issued as a Standard Class Contract. The Standard Class imposes a Withdrawal Charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing over 7 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.25% to 1.50% during the accumulation period, depending on the death benefit that you select.

BONUS CLASS

  If you select this Class, we will add a bonus amount to your Contract Value every time you make a purchase payment within the first Contract year (with certain exceptions). The amount of the bonus is currently 4%. The purchase payment bonus will be allocated among the subaccounts and the Fixed Account in the same manner as your purchase payments.

  The Bonus Class imposes a Withdrawal Charge on withdrawals equal to a maximum of 9% of each purchase payment, reducing over 9 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.60% to 1.85% during the withdrawal charge period, depending on the death benefit that you select. This charge is reduced by 0.35% after the expiration of the withdrawal charge period. The Asset-Based Insurance Charge will be 1.25% after annuitization (see "Asset-Based Insurance Charge").

  Generally, an annuity with a purchase payment bonus may have higher charges and expenses than a similar annuity without a purchase payment bonus. Or, it may have less advantageous benefits and other features, or some combination of different charges and benefits. Alternatively, the charges and features could be the same, but we could make less profit or pay lower commissions to sales agents, or both. Accordingly, you should always consider the expenses along with the benefits and other features to be sure any annuity or class of annuity meets your financial needs and goals. Additionally, the annuity purchase rates for the Bonus Class Contract are different than for other Classes (see "Amount of Annuity Payments").

  Under certain limited circumstances, we may take back the bonus (i.e., we may recapture it). If you cancel the Contract by returning it during the Free Look Period, we will deduct any bonus amounts from the refund amount. We will take back the premium credit as if it had never been applied if we recapture a purchase payment bonus. However, the amount returned to you will not be decreased by any investment loss and you will retain any investment gain attributable to the bonus.

C CLASS

  The C Class does not impose any Withdrawal Charge on withdrawals, but imposes a higher Asset-Based Insurance Charge than the Standard Class. This Asset-Based Insurance Charge ranges from 1.60% to 1.85% during the accumulation period, depending on the death benefit that you select.

L CLASS

  The L Class reduces the period of time that a Withdrawal Charge applies on withdrawals, but imposes a higher Asset-Based Insurance Charge than the Standard Class. Specifically, the L Class imposes a Withdrawal Charge on withdrawals for three years equal to a maximum of 7% of each purchase payment (reducing to 6% in the second year and 5% in the third year). It also imposes an Asset-Based Insurance Charge that ranges from 1.50% to 1.75% during the accumulation period, depending on the death benefit that you select.

P CLASS

  The P Class lengthens the period of time that a Withdrawal Charge is imposed on withdrawals, and imposes a lower Asset-Based Insurance Charge than the Standard Class. Specifically, the P Class imposes a Withdrawal Charge on withdrawals equal to a maximum of 8% of each purchase payment, reducing over 9 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.15% to 1.40% during the accumulation period, depending on the death benefit that you select. The Asset-Based Insurance Charge will be 1.25% after annuitization (see "Asset-Based Insurance Charge").

PURCHASE PAYMENTS

  Currently, the Standard Class and P Class minimum initial purchase payment is $5,000 for non-qualified plans and $2,000 for qualified plans. The minimum subsequent purchase payment for non-qualified or qualified plans is $500 unless we agree otherwise. For the C Class and L Class, the minimum initial investment is $25,000 and the minimum subsequent purchase payment is $500, unless we agree otherwise. For the Bonus Class, the minimum initial investment is $10,000 and the minimum subsequent purchase payment is $500, unless we agree otherwise; however, the following exceptions may apply.

  . When the Contract is bought as part of an individual retirement account under Section 408(a) of the Code or individual retirement annuity under
    Section 408(b) of the Code (both referred to as "IRAs"), and a Roth IRA under Section 408A of the Code ("Roth IRA") the minimum initial purchase payment we will accept is $2,000, or if you choose to have monthly purchase payments withdrawn from your financial institution account we will accept a minimum of $100.

  . For all other Contracts, we may accept monthly purchase payments as low as $100 per month if they are made through the Master Service Account ("MSA"). If you would like to exchange a New England variable contract for a Contract, we may waive the minimum initial and subsequent purchase payment amounts to correspond with the old contract.

  We may limit purchase payments made under a Contract. Currently, we may refuse any purchase payment in excess of a maximum of $1,000,000. We may limit purchase payments under a flexible purchase payment contract to three times the amount shown in the application for any given Contract year.

  NO PURCHASE PAYMENTS MAY BE MADE (1) WITHIN SEVEN YEARS PRIOR TO THE CONTRACT'S MATURITY DATE FOR THE STANDARD CLASS; NINE YEARS FOR THE BONUS CLASS AND THE P CLASS; AND THREE YEARS FOR THE L CLASS OR (2) AFTER A CONTRACT OWNER (OR THE ANNUITANT, IF THE CONTRACT IS NOT OWNED BY AN INDIVIDUAL) REACHES AGE 91. FOR JOINT CONTRACT OWNERS, YOU MAY NOT MAKE A PURCHASE PAYMENT AFTER THE OLDER CONTRACT OWNER REACHES AGE 86.

  When we receive your completed application (information) and initial purchase payment, within two business days we will issue your Contract. The Contract Date is the date shown on your Contract. We will contact you if the application is incomplete and we need additional information. We will return initial purchase payments if this process is not completed within five business days unless you agree otherwise. We reserve the right to reject any application.

TEN DAY RIGHT TO REVIEW

  Within 10 days (or more where required by applicable state insurance law) after you receive your Contract you may return it to us or our agent for cancellation. Upon cancellation of the Contract, we will return to you the Contract Value. If required by the insurance law or regulations of the state in which your Contract is issued, however, we will refund all purchase payments made. If you have selected the Bonus Class and you return your Contract during this period, we will recapture the bonus credit amount. The amount returned to you will not be decreased by any investment loss and you will retain any investment gain attributable to the bonus.

ALLOCATION OF PURCHASE PAYMENTS

  You may allocate your purchase payments to as many accounts as you select including the Fixed Account. You must allocate a minimum of $500 dollars to each account you select. We convert your purchase payments, allocated to the Eligible Funds, to a unit of interest known as an Accumulation Unit. The number of Accumulation Units credited to the Contract is determined by dividing the purchase payment by the Accumulation Unit Value for the selected subaccounts at the end of the valuation day we receive your purchase payment at our Annuity Administrative Office.

CONTRACT VALUE AND ACCUMULATION UNIT VALUE

  We determine the value of your Contract by multiplying the number of Accumulation Units credited to your Contract by the appropriate Accumulation Unit Values. The Accumulation Unit Value for each Class and subaccount depends on the net investment experience of its corresponding Eligible Fund and reflects the deduction of all fees and expenses.

  The Accumulation Unit Value of each Class of each subaccount was initially set at $1.00. We determine the Accumulation Unit Value by multiplying the most recent Accumulation Unit Value by the net investment factor for that day. The net investment factor is determined for each Class for each subaccount and reflects the change in net asset value per share of the corresponding Eligible Fund as of the close of regular trading on the New York Stock Exchange from the net asset value most recently determined, the amount of dividends or other distributions made by that Eligible Fund since the last determination of net asset value per share, and daily deductions from the average daily net asset value of the subaccount for the Separate Account annual expenses which vary depending upon the Class, death benefit, and subaccounts you choose. (See "Asset-Based Insurance Charge, Withdrawal Charge and Other Sales Deductions.") The net investment factor may be greater or less than one. We describe the formula for determining the net investment factor under the caption "Net Investment Factor" in the Statement of Additional Information.

  If you select the Fixed Account option, the total Contract Value includes the amount of Contract Value held in the Fixed Account. (See "The Fixed Account.")

PAYMENT ON DEATH PRIOR TO ANNUITIZATION

  Prior to annuitization, your Contract's Death Proceeds will be determined as of the end of the business day that we receive both due proof of the death of:
(1) you as Contract Owner; (2) the first Contract Owner to die, if your Contract has joint owners; or (3) the Annuitant, if your Contract is not owned in an individual capacity and an acceptable election for the payment method. (If there is no named Beneficiary under a joint Contract, the Death Proceeds will be paid to the surviving Contract Owner.)

  You will receive the Standard Death Benefit unless you chose to receive one of two enhanced death benefits--the Annual Step-Up Death Benefit or the Greater of Annual Step-Up or 5% Annual Increase Death Benefit. Each of these enhanced death benefits will increase the Asset-Based Insurance Charge applicable to your Contract. You may also elect to purchase, for an additional charge, the Earnings Preservation Benefit Rider, which provides an additional death benefit to assist with covering taxes payable at death, and/or the Guaranteed Minimum Income Benefit Rider, which provides a "floor" on annuity payments. After annuitization, the charge for the Earnings Preservation Benefit Rider and the Guaranteed Minimum Income Benefit Rider will not be assessed.

STANDARD DEATH BENEFIT

  The Standard Death Benefit at any time will be the greater of:

    (1) the Contract Value; or

    (2) total Purchase Payments, reduced proportionately by the percentage reduction in Contract Value attributable to each partial withdrawal (including any applicable Withdrawal Charge).

  If you are a natural person and change the Contract Owner to someone other than your spouse during the accumulation period, the Standard Death Benefit payable when the new Contract Owner dies will be the greater of:

    (1) the Contract Value; or

    (2) the Contract Value as of the effective date of the change of Contract Owner, increased by any purchase payments made and reduced proportionately by the percentage reduction in Contract Value attributable to any partial withdrawals (including any applicable Withdrawal Charge) taken after that date.

ANNUAL STEP-UP DEATH BENEFIT

  If you elect the Annual Step-Up Death Benefit, the death benefit will be the greater of:

    (1) the Contract Value; or

    (2) the Highest Anniversary Value as defined below.

  On the issue date, the Highest Anniversary Value is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value as recalculated will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Contract Value attributable to each subsequent partial withdrawal. On each Contract Anniversary prior to the Contract Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Contract Value on the date of the recalculation.

  If you are a natural person and change the Contract Owner to someone other than your spouse, the death benefit is equal to the greatest of:

    (a) (1) above or

    (b) the Contract Value as of the effective date of the change of Contract Owner, increased by purchase payments received after that date and reduced proportionately by the percentage reduction in Contract Value attributable to each partial withdrawal (including any applicable Withdrawal Charge) made after that date; or

    (c) the Highest Anniversary Value, except that, on the effective date of the Contract Owner change, the Highest Anniversary Value will be recalculated and set equal to the Contract Value on that date.

  If a non-natural person owns the Contract, then the Annuitant shall be deemed to be Contract Owner in determining the death benefit. If Joint Owners are named, the age of the older will be used to determine the death benefit amount.

GREATER OF ANNUAL STEP-UP OR 5% ANNUAL INCREASE DEATH BENEFIT

  If you elect the Greater of Annual Step-Up or 5% Annual Increase Death Benefit, the death benefit will be the greater of:

    (1) the Contract Value; or

    (2) the Enhanced Death Benefit.

  The Enhanced Death Benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value (AS DEFINED ABOVE FOR THE ANNUAL STEP-UP
        -------------------------
  DEATH BENEFIT).

    (b) Annual Increase Amount: ON THE ISSUE DATE, THE ANNUAL INCREASE AMOUNT
        ----------------------
  IS EQUAL TO YOUR INITIAL PURCHASE PAYMENT. THEREAFTER, THE ANNUAL INCREASE AMOUNT IS EQUAL TO (I) LESS (II)

      (i) is purchase payments accumulated at the Annual Increase Rate. The Annual Increase Rate is 5% per year through the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, and 0% per year thereafter; and

      (ii) Withdrawal Adjustments accumulated at the Annual Increase Rate. A Withdrawal Adjustment is equal to the value of the Annual Increase Amount immediately prior to a withdrawal multiplied by the percentage reduction in Contract Value attributable to that partial withdrawal (including any applicable Withdrawal Charge).

  If you are a natural person and change the Contract Owner to someone other than your spouse, the death benefit is equal to the greater of the Contract Value or the Enhanced Death Benefit; however, for purposes of calculating the Enhanced Death Benefit:

    (a) the Highest Anniversary Value equals your Contract Value as of the date the Contract Owner is changed; and

    (b) the current Annual Increase Amount equals your Contract Value as of the date the Contract Owner is changed. After that date, the Contract Value on the date the Contract Owner is changed will be treated as the initial purchase payment, and purchase payments received and partial withdrawals taken (including any applicable Withdrawal Charge) prior to the changes of Contract Owner will not be taken into account.

  If a non-natural person owns the Contract, then the Annuitant will be treated as the Contract Owner in determining the death benefit. If Joint Owners are named, the age of the older will be used to determine the death benefit amount.

EARNINGS PRESERVATION BENEFIT RIDER

  The Earnings Preservation Benefit Rider is an optional rider that provides an additional death benefit to assist with covering income taxes payable upon death. This rider may not be suitable for all Contract Owners (particularly those approaching age 70 1/2) or in all circumstances. You should discuss with your registered representative whether this rider is appropriate for your needs and circumstances.

  The death benefit amount will be calculated upon the death of the first owner or joint owner. If the spouse is the beneficiary, he or she may elect to continue this rider along with the base Contract and other riders. This benefit must be paid on the second death of a spouse. The rider terminates, and the rider fee is removed, upon payment of the death benefit.

  Before the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, the Earnings Preservation Benefit is equal to the applicable Benefit Percentage from the table below times the amount calculated by (a)-(b) below:

    (a) is the death benefit under your Contract; and

    (b) total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals (including any applicable Withdrawal Charge) are first applied against earnings in the Contract and then against purchase payments.

  On or after the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, the Earnings Preservation Benefit is equal to the applicable Benefit Percentage times the amount calculated by (a)-(b) below:

    (a) the death benefit amount on the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Contract Value attributable to each subsequent partial withdrawal (including any applicable Withdrawal Charge); and

    (b) total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals (including any applicable Withdrawal Charge) are first applied against earnings in the Contract, and then against purchase payments.

                              BENEFIT PERCENTAGE

                 ISSUE AGE                                          PERCENTAGE
                 ---------                                          ----------
             Ages 69 or younger                                        40%
             Ages 70-79                                                25%
             Ages 80 and above                                          0%

  If a non-natural person owns the Contract, then the Annuitant will be treated as Contract Owner in determining the Earnings Preservation Benefit. If Joint Owners are named, the age of the older Contract Owner will be used to determine the Earnings Preservation Benefit.

  WE DEDUCT A DAILY FEE AT THE ANNUAL RATE OF 0.25% OF AVERAGE DAILY NET ASSETS IN THE SUB-ACCOUNTS FOR THIS RIDER PRIOR TO ANNUITIZATION.

  THIS BENEFIT IS CURRENTLY AVAILABLE TO IRAS. THE INTERNAL REVENUE SERVICE MAY TAKE THE POSITION THAT USE OF THE EARNINGS PRESERVATION BENEFIT RIDER ADVERSELY AFFECTS THE QUALIFICATION OF THE CONTRACT. DISQUALIFICATION OF THE CONTRACT AS AN IRA COULD RESULT IN THE IMMEDIATE TAXATION OF AMOUNTS HELD IN THE CONTRACT AND THE IMPOSITION OF PENALTY TAXES. CONSULT A TAX ADVISER BEFORE PURCHASING THE EARNINGS PRESERVATION BENEFIT RIDER WITH AN IRA.

  Options for Death Proceeds. For non-tax qualified plans, the Code requires
  --------------------------
that if the Contract Owner (or, if applicable, Annuitant) dies prior to annuitization, we must pay Death Proceeds within 5 years from the date of death or apply the Death Proceeds to a payment option to begin within one year, but not to exceed the life expectancy of the beneficiary. See Tax Status of the Contract--Required Distributions. We will pay the Death Proceeds, reduced by the amount of any applicable premium tax charge, in a lump sum or apply them to provide one or more of the fixed or variable methods of payment available (see "Annuity Options"). (Certain annuity payment options are not available for the Death Proceeds.) You may elect the form of payment during your lifetime (or during the Annuitant's lifetime, if the Contract is not owned by an individual). This election, particularly for Contracts issued in connection with retirement plans qualifying for tax benefited treatment, is subject to any applicable requirements of Federal tax law. For Death Proceeds to be paid other than immediately in lump sum, any portion in the Variable Account remains in the Variable Account until distribution begins. From the time the Death Proceeds are determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk. The beneficiary bears such investment risk.

  If you have not elected a form of payment, your Beneficiary has 90 days after we receive due proof of death to make an election. If you make no election, your contract will be continued if permitted under our rules then in effect. Whether and when such an election is made could affect when the Death Proceeds are deemed to be received under the tax laws.

  The Beneficiary may: (1) receive payment in a single sum; (2) receive payment in the form of certain annuity payment options that begin within one year of the date of death; or (3) if eligible, continue the Contract under the Beneficiary Continuation provision or the Spousal Continuation provision, as further described below. IF THE

BENEFICIARY DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER WE RECEIVE DUE PROOF OF DEATH, AND THE BENEFICIARY IS ELIGIBLE FOR EITHER THE BENEFICIARY CONTINUATION OR THE SPOUSAL CONTINUATION PROVISION, WE WILL CONTINUE THE CONTRACT UNDER THE APPLICABLE PROVISION.

  There are comparable rules for distributions on the death of the Annuitant under tax qualified plans. However, if the Beneficiary under a tax qualified Contract is the Annuitant's spouse, tax law generally allows distributions to begin by the year in which the Annuitant would have reached age 70 1/2 (which may be more or less than five years after the Annuitant's death). See "Qualified Contracts--Distributions from the Contract."

  If you (or, if applicable, the Annuitant) die on or after annuitization, the remaining interest in the Contract will be distributed as quickly as under the method of distribution in effect on the date of death.

  --BENEFICIARY CONTINUATION

  Since tax law requires that Death Proceeds be distributed within five years after the death of a Contract Owner (or, if applicable, the Annuitant), the Beneficiary Continuation provision permits a Beneficiary to keep the Death Proceeds in the Contract and to continue the Contract for a period ending five years after the date of death. The Death Proceeds must meet our published minimum (currently $5,000 for non-tax qualified Contracts and $2,000 for tax qualified Contracts) in order for the Contract to be continued by any Beneficiary.

  IF THE BENEFICIARY DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER WE RECEIVE DUE PROOF OF DEATH, WE WILL CONTINUE THE CONTRACT UNDER THE BENEFICIARY CONTINUATION PROVISION FOR A PERIOD ENDING FIVE YEARS AFTER THE DATE OF DEATH. IF BENEFICIARY CONTINUATION IS NOT AVAILABLE BECAUSE THE BENEFICIARY'S SHARE OF THE DEATH PROCEEDS DOES NOT MEET OUR PUBLISHED MINIMUM, HOWEVER, WE WILL PAY THE DEATH PROCEEDS IN A SINGLE SUM UNLESS THE BENEFICIARY ELECTS A PERMISSIBLE ANNUITY PAYMENT OPTION WITHIN 90 DAYS AFTER WE RECEIVE DUE PROOF OF DEATH.

  The Death Proceeds become the Contract Value on the date of the continuation and are allocated among the accounts in the same proportion as they had been prior to the continuation. In addition, the Beneficiary will have the right to make transfers and fully or partially withdraw his or her portion of the Contract Value, but may not make further purchase payments or exercise the dollar cost averaging feature. No minimum guaranteed death benefit amount or Withdrawal Charge will apply. Five years from the date of death of the Contract Owner (or, if applicable, the Annuitant), we will pay the Beneficiary's Contract Value to the Beneficiary. If the Beneficiary dies during that five year period, the Beneficiary's death benefit is the Contract Value on the date when we receive due proof of death.

  --SPECIAL OPTIONS FOR SPOUSES

  Under the Spousal Continuation provision, the Contract may be continued after your death prior to annuitization in certain situations: if a Contract has spousal joint owners who are also the only Beneficiaries under the Contract, or if only one spouse is the Contract Owner (or, if applicable, the Annuitant) and the other spouse is the primary Beneficiary. In either of these situations, the surviving spouse may elect, within 90 days after we receive due proof of your death:

    (1) to receive the Death Proceeds either in one sum or under a permitted payment option;

    (2) to continue the Contract under the Beneficiary Continuation provision; or

    (3) to continue the Contract under the Spousal Continuation provision with the surviving spouse as the Contract Owner (or, if applicable, the Annuitant).

  If the surviving spouse elects to continue the Contract under the Spousal Continuation provision, the Contract Value under the continued Contract will be adjusted as of the date we received due proof of death to an amount equal to the death benefit amount that would have been payable at the Contract Owner's death (excluding any amount that would have been payable under the Earnings Preservation Benefit Rider if the surviving spouse elects to continue the Rider). Any excess of the death benefit amount over the Contract Value will be allocated among the accounts in the same proportion as they had been prior to the continuation.

  IF THE SURVIVING SPOUSE DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER WE RECEIVE DUE PROOF OF DEATH, WE WILL AUTOMATICALLY CONTINUE THE CONTRACT UNDER THE SPOUSAL CONTINUATION PROVISION IF OUR RULES PERMIT. The terms and conditions of the Contract that applied prior to the death will continue to apply, with certain exceptions described in the Contract.

TRANSFER PRIVILEGE

  Currently, you may transfer your Contract Value among subaccounts and/or the Fixed Account without incurring federal income tax consequences. It is not clear, however, whether the Internal Revenue Service will limit the number of transfers between subaccounts and/or the Fixed Account. See "Tax Status of the Contract--Diversification."

  We currently do not charge a transfer fee or limit the number of transfers. We reserve the right to limit transfers and to charge a transfer fee of up to $25. We will not restrict transfers to less than 12. If we do change our policy, we will notify you in advance. Currently we allow a maximum of $500,000 and a minimum of $500 for each transfer unless otherwise agreed. (If a subaccount contains less than $500, that full amount may be transferred to a subaccount in which you already invested, or you may transfer this amount in combination with Contract Value from another subaccount so that the total transferred to the new subaccount is at least $500.)

  During the Annuity Period, you may not make any transfers to the Fixed Account if you are receiving payments under a variable payment option. No transfers are allowed if you are receiving payments under a fixed payment option.

  We will treat as one transfer all transfers requested by you on the same day for all Contracts you own. For multiple transfers requested on the same day, which exceed the $500,000 maximum, we will not execute any amount of the transfer. We will make transfers at the Accumulation Unit Values next determined after we receive your request.

  Your right to make transfers is subject to limitations or modification by us if we determine, in our sole opinion, that the exercise of the right by one or more Contract Owners with interests in the subaccount is, or would be, to the disadvantage of other Contract Owners, including certain "market timing" activities. We may apply any such limitations or modifications to transfers to or from one or more of the subaccounts. These limitations or modifications may include (but are not limited to) any of the following:

  . the requirement of a minimum time period between each transfer;

  . not accepting a transfer request from a third party acting under authorization on behalf of more than one Contract Owner;

  . limiting the dollar amount that may be transferred between the subaccounts by a Contract Owner at any one time; and

  . requiring that a written transfer request be provided to us, signed by a Contract Owner.

  To the extent permitted by applicable law, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds available through the Variable Account.
In addition, in accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time.

  In addition, certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of these Eligible Funds for more details.

  The above limitations on transfers that we determine to be based on market-timing do not apply to Contracts issued in New York. In New York as in all other states, however, transfers can be made under Power of Attorney only with our consent.

  We reserve the right to limit the number of transfers during the accumulation and/or income periods. We also reserve the right to refuse transfers to the Fixed Account if we are paying an interest rate on the Fixed Account equivalent to our guaranteed minimum interest rate of 3%. We will notify you, in advance, if we change the above transfer provisions.

  See "Requests and Elections" for information regarding transfers made by written request and by telephone.

  For special rules regarding transfers involving the Fixed Account, see "The Operation of Fixed Account." We limit transfers out of the Fixed Account as to
                             -------------------------------------------------
amount. Special limits may apply on purchase payments and amounts transferred
------
into the Fixed Account. See the Statement of Additional Information.

  We may distribute your Contract Value among as many subaccounts as you choose (including the Fixed Account) at any time. You must allocate a minimum of $500 dollars per account. We will not process transfer requests not complying with this rule.

DOLLAR COST AVERAGING

  We offer an automated transfer privilege called dollar cost averaging. There is no charge to you for this feature. Under this feature you may request that we transfer an amount of your Contract Value on the same day each month, prior to annuitization, from any one account of your choice to one or more of the other accounts (including the Fixed Account, subject to the limitations on transfers into the Fixed Account). We currently restrict the amount of Contract Value which you may transfer from the Fixed Account. We allow one dollar cost averaging program to be active at a time. Currently, you must transfer a minimum of $500 to each account that you select under this feature. You may cancel your use of the dollar cost averaging program at any time prior to the monthly transfer date. You may not participate in a dollar cost averaging program while you are participating in the asset rebalancing program. (See Appendix A for more information about Dollar Cost Averaging and the Statement of Additional Information for more information on Dollar Cost Averaging and the Fixed Account.)

  Guaranteed Account. To the extent allowed by state law, we may credit an
  ------------------
interest rate different from the current Fixed Account rate to eligible payments that you allocate to a Guaranteed Account we establish for the purpose of enhanced dollar cost averaging (an "enhanced dollar cost averaging option"). The Guaranteed Account is part of our general account. Enhanced dollar cost averaging is available for Standard Class, P Class and L Class Contracts, but is not available for Bonus Class and C Class Contracts. Only one dollar cost averaging program may be in effect at one time. Certain rules and limitations may apply to the purchase payments you can allocate to the Guaranteed Account.

  Under enhanced dollar cost averaging, you currently may select a duration of six or twelve months. We may in the future offer enhanced dollar cost averaging for a duration of three months. The first transfer will be made on the date amounts are allocated to the enhanced dollar cost averaging option. Subsequent transfers will be made on the same day in subsequent months. If amounts are received on the 29th, 30th, or 31st of the month, dollar cost averaging transactions will be made on the 1st day of the following month. If the selected day is not a business day, the dollar cost averaging transaction will occur on the next business day.

  The transfer amount will be equal to the amount allocated to the enhanced dollar cost averaging option divided by the selected duration in months. For example, a $12,000 allocation to a six-month enhanced dollar cost averaging option will consist of a $2,000 transfer each month for six months, and a final transfer of any remaining amounts, including the interest credited, separately as a seventh transfer.

  If a subsequent premium is allocated to an enhanced rate dollar cost averaging option while dollar cost averaging transfers are currently active, the subsequent payment will be allocated to the active enhanced dollar cost averaging option (6 or 12 months) generally at the then current rate. The monthly dollar cost averaging transfer amount will be increased by the subsequent investment amount divided by the number of months in the selected duration period for the program. Using our example above, a subsequent $6,000 allocation to a 6 month dollar cost averaging will increase the dollar cost averaging transfer amount from $2,000 to $3,000 ($12,000/6 + $6,000/6). Dollar cost averaging transfers will be made on a first-in first-out basis. If a subsequent premium is allocated to an enhanced rate dollar cost averaging option, the program will end when the assets are exhausted (which may be later than the selected period).

ASSET REBALANCING

  We offer an asset rebalancing program for Contract Value. There is no charge to you for this program. Contract Value allocated to the sub-accounts can be expected to increase or decrease at different rates due to market fluctuations. An asset rebalancing program automatically reallocates your Contract Value among the subaccounts periodically (either annually, semi-annually or quarterly) to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer Contract Value from those subaccounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.

  You may select an asset rebalancing program when you apply for the contract or at a later date by contacting our Annuity Administrative Office. You specify the percentage allocations to which your contract value will be reallocated among the sub-accounts (excluding the Fixed Account). You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. On the last day of each period on which the New York Stock Exchange is open, we will transfer Contract Value among the subaccounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Annuity Administrative Office. Asset rebalancing cannot continue beyond the Maturity Date. Currently, we don't count transfers made under an asset rebalancing program for purposes of the transfer rules described above.

WITHDRAWALS

  Before annuitization, you may withdraw all or part of your Contract Value. You may receive the proceeds in cash or apply them to a payment option. The proceeds you receive will be the Contract Value reduced by the following amounts:

  . any applicable Withdrawal Charge and

  . the Contract Administrative Fee.


  We currently do not impose but reserve the right to deduct a premium tax charge on withdrawals or payment of Death Proceeds in certain states.

  See "Asset-Based Insurance Charges, Withdrawal Charge and Other Deductions" for a description of these charges and when they apply.

  Restrictions. Federal tax laws, laws relating to employee benefit plans, or
  ------------
the terms of benefit plans for which the Contracts may be purchased may restrict your right to withdraw your Contract Value.

  . Federal tax laws impose penalties on certain premature distributions from the Contracts. Full and partial withdrawals and systematic withdrawals prior to age 59 1/2 may be subject to a 10% penalty tax. (See "Federal Income Tax Status.")

  Because a withdrawal may result in adverse tax consequences, you should consult a qualified tax adviser before making the withdrawal. (See "Federal Income Tax Status--Qualified Contracts.")

  How to withdraw all or part of your Contract Value.

  . You must submit a request to our Annuity Administrative Office. (See
    "Requests and Elections.")

  . You must provide satisfactory evidence of terminal illness, confinement to a nursing home or permanent and total disability if you would like to have the Withdrawal Charge waived. (See "Administration Charges, Withdrawal Charge and Other Deductions.")

  . You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

  . We have to receive your withdrawal request in our Annuity Administrative
    Office prior to the Maturity Date or Contract Owner's death.

  We will normally pay withdrawal proceeds within seven days after receipt of a request at the Annuity Administrative Office, but we may delay payment, by law, under certain circumstances. (See "Suspension of Payments.")

  Amount of Withdrawal. We will base the amount of the withdrawal proceeds on
  --------------------
the Accumulation Unit Values that are next computed after we receive the completed withdrawal request at our Annuity Administrative Office. However, if you choose to apply the withdrawal proceeds to a payment option, we will base the withdrawal proceeds on Accumulation Unit Values calculated on a later date if you so specify in your request. The amount of a partial withdrawal is a minimum of $500 unless we consent otherwise. After a partial withdrawal, your remaining Contract Value must be at least $2,000, unless we consent to a lower amount. A partial withdrawal will reduce your Contract Value in the subaccounts and Fixed Account in proportion to the amount of your Contract Value in each, unless you request otherwise.

SYSTEMATIC WITHDRAWALS

  Under the Systematic Withdrawal feature you may withdraw equal amounts of your Contract Value automatically on a monthly, quarterly, semi-annual or annual basis prior to annuitization. For all Classes other than the C Class, only monthly withdrawals may be made during the 1st contract year. The annualized amount to be withdrawn cannot exceed 10% of total purchase payments, unless we agree otherwise. Currently a withdrawal must be a minimum of $500 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on the day when the withdrawal is to be made, we will process the withdrawal on the next business day. The Withdrawal Charge will apply to amounts you receive under the Systematic Withdrawal program in the same manner as it applies to other partial withdrawals and withdrawals of Contract Value. (See "Withdrawal Charge.")

  If you continue to make purchase payments under the Contract while you are making Systematic Withdrawals you could incur any applicable Withdrawal Charge on the withdrawals at the same time that you are making the new purchase payments.

  The Federal tax laws may include systematic withdrawals in your gross income in the year in which you receive the withdrawal amount and will impose a penalty tax of 10% on certain systematic withdrawals which are premature distributions. The application for the systematic withdrawal program sets forth additional terms and conditions.












SUSPENSION OF PAYMENTS

  We reserve the right to suspend or postpone the payment of any amounts due under the Contract or transfers of Contract Values between subaccounts or to the Fixed Account when permitted under applicable Federal laws, rules and regulations. Current Federal law permits such suspension or postponement if:
(a) the New York Stock Exchange is closed (other than for customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists so that it is not practical to dispose of securities held in the Variable Account or to determine the value of its assets; or (d) the Securities and Exchange Commission by order so permits for the protection of securities holders.

INACTIVE CONTRACTS

  We may terminate this Contract by paying you the Contract Value in a lump sum if, prior to the date you choose to annuitize, you make no purchase payments for two consecutive Contract Years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000, and the Contract Value on or after the end of such two year period is less than $2,000.

OWNERSHIP RIGHTS

  During the Annuitant's lifetime, all rights under the Contract belong solely to you as the Contract Owner unless otherwise provided.

  These rights include the right to:

  . change the Beneficiary

  . change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules)

  . assign the Contract (subject to limitations)

  . change the payment option

  . exercise all other rights, benefits, options and privileges allowed by the Contract or us.

  If you use a Contract to fund an IRA, the Contract Owner must be the Annuitant, and we will not allow a Contingent Annuitant.

  Contracts offered by the prospectus which we designed to qualify for the favorable tax treatment described below under "Federal Income Tax Status" contain restrictions on transfer or assignment, reflecting requirements of the Code which must be satisfied in order to assure continued eligibility for such tax treatment. In accordance with such requirements, ownership of such a Contract may not be changed and the Contract may not be sold, assigned or pledged as collateral for a loan or for any other purpose except under some limited circumstances. A Contract Owner contemplating a sale, assignment or pledge of the Contract should carefully review its provisions and consult a qualified tax adviser.

  If your Contract is used in connection with deferred compensation plans or retirement plans not qualifying for favorable Federal tax treatment, such plans may also restrict the exercise of your rights. You should review the provisions of any such plan.

REQUESTS AND ELECTIONS

  Requests for subaccount transfers or reallocation of future purchase payments may be made:

  . By Telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

  . Through your Registered Representative

  . In writing to New England Life Insurance Company, c/o Annuity
    Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594, or

  . By fax (515) 457-4301

  We do not currently offer Internet transactions capability to Contract Owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

  We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone or fax are genuine. Any telephone or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

  Telephone, facsimile, and computer systems may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

CONFIRMING TRANSACTIONS

  We will send out written statements confirming that a transaction was recently completed. Certain transactions may be confirmed quarterly. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

STATE VARIATIONS

  Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the Contracts. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                        ASSET-BASED INSURANCE CHARGES,
                    WITHDRAWAL CHARGE AND OTHER DEDUCTIONS

  We deduct various charges from your Contract Value for the services provided, expenses incurred and risks assumed in connection with your Contract. The charges are:

  . Asset-Based Insurance Charge

  . Contract Administrative Fee

  . Withdrawal Charge

  . For Contracts with an Earnings Preservation Benefit Rider, an extra fee

  . For Contracts with a GMIB Rider, an extra fee

  . Premium Tax Charge and Other Expenses

  We describe these charges below. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the Withdrawal Charge may not fully cover all of the sales and distribution expenses actually incurred by us, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses. We can profit from certain Contract charges. Eligible Fund operating expenses are shown on pages A-11 through A-14. The GMIB charge is described under "GMIB Rider Charge" on p. A-51.

ASSET-BASED INSURANCE CHARGE

  We impose an annual Asset-Based Insurance Charge on the Contract Value. The amount of the charge depends upon the Class of Contract you select, the features you choose for your Contract, and the subaccounts you select. We deduct this charge daily from the assets in each subaccount.

  This amount compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract. These guarantees include making annuity payments that won't change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the Contract. The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, making and maintaining subaccounts available under the Contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the Contract, including programs like transfers and Dollar Cost Averaging.

  If the Asset-Based Insurance Charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

  The chart below lists the amount of the Asset-Based Insurance Charge (as an annual percentage of the daily net assets of each subaccount) for each Class and for each death benefit option prior to annuitization.*

                                         STANDARD  BONUS    C
                                          CLASS   CLASS** CLASS L CLASS P CLASS
                                         -------- ------- ----- ------- -------
Standard Death Benefit..................  1.25%    1.60%  1.60%  1.50%   1.15%
Annual Step-Up Death Benefit............  1.35%    1.70%  1.70%  1.60%   1.25%
Greater of Annual Step-Up or 5% Annual
 Increase Death Benefit.................  1.50%    1.85%  1.85%  1.75%   1.40%

 * We currently impose an additional Asset-Based Insurance Charge of 0.25% of average daily net assets on the American Funds Growth, American Funds Growth-Income and American Funds Global Small Capitalization Subaccounts. We reserve the right to impose an increased Asset-Based Insurance Charge on subaccounts that we add to the Contract in the future. The increase will not exceed the annual rate of 0.25% of average daily net assets in any such subaccounts.

** The Asset-Based Insurance Charge will be reduced on the Bonus Class by
   0.35% after the expiration of the 9-year Withdrawal Charge period.

  We continue to assess an Asset-Based Insurance Charge after annuitization. If you elect an enhanced death benefit, the amount of the Asset-Based Insurance Charge after annuitization will equal the level of the charge that would apply if you had not elected an enhanced death benefit; except that for the Bonus Class and P Class, the Asset-Based Insurance Charge will be 1.25% after annuitization. The Asset-Based Insurance Charge for all Classes increases by .25% for subaccounts investing in the American Funds Insurance Series.

CONTRACT ADMINISTRATIVE FEE

  The annual Contract Administrative Fee is $30. This fee (along with a portion of the Asset-Based Insurance Charge) is for such expenses as issuing Contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the Contracts.

  We deduct the fee from your Contract Value on each Contract anniversary or at the time of a full withdrawal if it is not on a Contract anniversary for the prior Contract Year from each subaccount in the ratio that the Contract Value in the subaccounts bears to your total Contract Value (excluding the Fixed Account). We will deduct it, pro rata, at annuitization if your Contract Value is less than $50,000. We reserve the right to deduct this fee during the Annuity Period, pro rata from each annuity payment. If we issue two Contracts to permit the funding of a spousal IRA, we will impose the Contract Administrative Fee only on the Contract to which you have allocated the larger purchase payments in your Contract application. We deduct the charge entirely from the Contract Value in the Variable Account, and not from the Contract Value in the Fixed Account.

WITHDRAWAL CHARGE

  We do not deduct or charge for sales expenses from your purchase payments when they are made. However, a Withdrawal Charge may apply on certain events ("withdrawal events"). THIS CHARGE DOES NOT APPLY TO THE C CLASS. Withdrawal events are: (a) a full or partial withdrawal of your Contract (including withdrawals where you apply the proceeds to certain payment options); (b) in some circumstances, a withdrawal of the commuted value of amounts that you applied to an annuity payment option; or (c) under Contracts issued in New York, the Annuity Date if as of that date a purchase payment has been invested for less than seven years on the Standard Class, nine years on the Bonus and P Class, and three years on the L Class.

  When you make a full withdrawal of your Contract, we take into account the Withdrawal Charge in calculating the proceeds you will receive. On a partial withdrawal, we deduct the Withdrawal Charge from the Contract Value remaining after deduction of the amount you requested. We take the Withdrawal Charge from the Contract Value in the subaccounts and the Fixed Account in the same proportion as the Contract Value withdrawn.

  The Charge equals a percentage of each purchase payment withdrawn. Each purchase payment is subject to the charge for the applicable period specified below (12 month periods) from the date we receive it, as follows:

                                       STANDARD
            IF WITHDRAWN DURING YEAR    CLASS   BONUS CLASS L CLASS P CLASS
            ------------------------   -------- ----------- ------- -------
              1............               7%         9%        7%      8%
              2............               6%         8%        6%      8%
              3............               6%         8%        5%      8%
              4............               5%         7%        0%      7%
              5............               4%         6%        0%      6%
              6............               3%         5%        0%      5%
              7............               2%         4%        0%      4%
              8............               0%         2%        0%      3%
              9............               0%         2%        0%      2%
            Thereafter.....               0%         0%        0%      0%

  On a Standard, Bonus, L, or P Class Contract in any Contract Year you may withdraw the free withdrawal amount without incurring the Withdrawal Charge.

  In the first Contract Year, no free withdrawal amount is available unless it is part of a monthly systematic withdrawal program in which the monthly withdrawal amount does not exceed 1/12 of 10% of total purchase payments. After the first Contract Year, the annual free withdrawal amount is equal to 10% of total purchase payments, less the total free withdrawal amount previously withdrawn in the same Contract Year. Earnings may be withdrawn at any time, free from any Withdrawal Charge.

  We will attribute a withdrawal first to earnings, then to the free withdrawal amount, and then to remaining purchase payments. All withdrawals of purchase payments (including the free withdrawal amount) will result in the liquidation of purchase payments on a "first-in, first out" basis. That is, we will withdraw your purchase payments in the order you made them.

  If your Contract Value is less than your total purchase payments due to negative investment performance or deduction of the Contract Administrative Fee, we apply the Withdrawal Charge to your Contract Value (instead of your purchase payments). Under such circumstances, the following rules apply for calculating the Withdrawal Charge: the deficiency will be attributed to your most recent purchase payment first, and subsequent earnings will be credited to that deficiency (and not treated as earnings) until Contract Value exceeds purchase payments.

  Waiver of the Withdrawal Charge. No Withdrawal Charge will apply to the
  -------------------------------
Standard, L, P and Bonus Class:

  . On the Maturity Date or payment of the Death Proceeds.

  . If you apply the proceeds to a variable or fixed payment option involving a life contingency (described under "Annuity Options"), or, for a minimum specified period of 15 years, to either the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option (if elected prior to age 85), or a comparable fixed option. However, if you later withdraw the commuted value of amounts placed under any of those options, we will deduct from the amount you receive a portion of the Withdrawal Charge amount that we would have deducted when you originally applied the Contract proceeds to the option. We will take into account the lapse of time from annuitization to withdrawal. We will base the portion of the Withdrawal Charge which applies on the ratio of
    (1) the number of whole months remaining, on the date of the withdrawal, until the date when the Withdrawal Charge would expire, to (2) the number of whole months that were remaining, when you applied the proceeds to the option, until the date when the Withdrawal Charge would expire. (See example in Appendix B.)

  . On full or partial withdrawals if you, a joint owner, or Annuitant if the contract is not owned by an individual, become terminally ill (as defined in the Contract), become chronically ill (as defined in the Contract), or are permanently and totally disabled (as defined in the Contract). This benefit is only available if you were not over 65 when we issued the Contract, and may not be available in every state. These waivers are only applicable for the Standard, Bonus, L and P Class Contracts.

  . On minimum distributions required by tax law. We currently waive the Withdrawal Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract was the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous withdrawals were made during the Contract Year. (See "Federal Income Tax Status--Qualified Contracts.")

  We may also waive the Withdrawal Charge if you surrender a Contract in order to purchase a group variable annuity issued by us or an affiliate.

  We may sell the Contracts directly, without compensation, to a registered representative, to employees, officers, directors, and trustees of the Company and its affiliated companies, and certain family members of the foregoing, and to employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contracts or any bank affiliated with such a broker-dealer and of any sub-adviser to the Eligible Funds, and certain family members of the foregoing. If consistent with applicable state insurance law, we may sell the Contracts, without compensation, to us or MetLife for use with deferred compensation plans for agents, employees, officers, directors, and trustees of the Company and its affiliated companies, subject to any restrictions imposed by the terms of such plans, or to persons who obtain their Contracts through a bank, adviser or consultant to whom they pay a fee for investment or planning advice. If sold under these circumstances, we may credit the Contracts with an additional percentage of purchase payment to reflect in part or in whole any cost savings associated with the direct sale, but only if such credit will not be unfairly discriminatory to any person. We will not credit any additional purchase payment to Contracts purchased by persons described above in exchange for another variable annuity Contract issued by us or our affiliated companies.

EARNINGS PRESERVATION BENEFIT RIDER

  If you have selected the Earnings Preservation Benefit Rider, we impose a daily fee at the annual rate of 0.25% of average daily net assets in the sub-accounts prior to annuitization.

PREMIUM AND OTHER TAX CHARGES

  We reserve the right to deduct from the purchase payments or Contract Value any taxes paid by us to any governmental entity relating to this Contract (including without limitation: premium taxes, federal, state and local withholding of income, estate, inheritance and other taxes required by law, and any new or increased state income taxes enacted). We will, at our sole discretion, determine when taxes relate to the Contract, including for example when they have resulted from: the investment experience of the Variable Account; receipt by us of purchase payments; commencement of annuity benefits; payment of death benefits; partial and full withdrawals; and any new or increased taxes which become effective that are imposed on us and which relate to purchase payments, earnings, gains, losses, fees, and charges under the Contract. We may, at our sole discretion, pay taxes when due and make a deduction for such taxes from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

  Most states impose a premium tax liability on the date when annuity benefits commence. In those states, we deduct the premium tax charge from the Contract Value on that date. To determine whether and when a premium tax charge will be imposed on a Contract, we will look to the state of residence of the Owner when a withdrawal is made or Death Proceeds are paid and to the state of residence of the annuitant when annuity benefits commence. In South Dakota, we reserve the right to deduct the premium tax charge at the earliest of: a full or partial withdrawal of the Contract, the date when annuity benefits commence, or payment of the Death Proceeds (including application of the Death Proceeds to the Beneficiary Continuation provision).

  Deductions for state premium tax charges currently range from 1/2% to 1.00% of the Contract Value (or, if applicable, purchase payments or Death Proceeds) for Contracts used with retirement plans qualifying for tax benefited treatment under the Code and from 1% to 3.5% of the Contract Value (or, if applicable, Death Proceeds) for all other Contracts. See Appendix C for a list of premium tax rates.

OTHER EXPENSES

  An investment advisory fee is deducted from, and certain other expenses are paid out of, the assets of each Eligible Fund. (See "Expense Table.") The prospectus and Statement of Additional Information of the Eligible Funds describe these deductions and expenses.

                               ANNUITY PAYMENTS

ELECTION OF ANNUITY

  The annuity period begins at the Maturity Date or at any earlier date you choose to annuitize and provides for payments to be made to the Payee. You may apply your Contract Value to one of the payment options listed below (or a comparable fixed option).

  We base the Maturity Date of your Contract on the older of the Contract Owner(s) and the Annuitant. The Maturity Date is the later of (i) the date when that person, at his or her nearest birthday, would be age 95 (or the maximum age allowed by state law) or (ii) 10 years from the date of issue. If your Contract is acquired pursuant to an exchange from an old contract (see "The Contracts--Purchase Payments"), the Maturity Date of the Contract would be set at age 95 (or the maximum allowed by state law) regardless of what the maturity date may have been for the old Contract.

  Upon the death of an Annuitant who is not the Owner or Joint Owner, during the Accumulation Period, the Owner automatically becomes the Annuitant, unless the Owner chooses a new Annuitant subject to our underwriting rules in effect at the time of the request for this change. If the Owner is a non-natural person, the death of the Annuitant will be treated as the death of an Owner.


  You may not change the ownership of your Contract without our consent. If you change ownership, we may require a change in the Maturity Date, based on the new Contract Owner's age. We will base the new Maturity Date on the older of the new Contract Owner and the Annuitant. The new Maturity Date will be the date when that person, at his or her nearest birthday, would be age 95 (or the maximum age allowed by state law).

  Unless you elect another option, variable annuity payments will begin at the Maturity Date for the life of the Payee, but for at least ten years. You can change this annuity payment option at any time prior to annuitization. You may elect to have annuity payments under a Contract made on a variable basis or on a fixed basis, or you may designate a portion to be paid on a variable basis and a portion on a fixed basis. If you select payments on a fixed basis, we will transfer the amount of your Contract Value applied to the fixed payment option (net of any applicable charges described under "Asset-Based Insurance Charges, Withdrawal Charge and Other Deductions") to our general account. We will fix the annuity payments in amount and duration by the annuity payment option selected, the age of the Payee and, for Contracts issued in New York or Oregon for use in situations not involving an employer-sponsored plan, by the sex of the Payee. (See "Amount of Variable Annuity Payments.")

  Contracts used in connection with retirement plans qualifying for tax benefited treatment may have various requirements for the time by which benefit payments must commence, the period over which such payments may be made, the annuity payment options that may be selected, and the minimum annual amounts of such payments. Penalty taxes or other adverse tax consequences may occur upon failure to meet such requirements.

ANNUITY OPTIONS

  There are several annuity payment options. You may select one of the payment options prior to the Annuity Date, at full or partial withdrawal, or when death proceeds are payable (some options are not available for death proceeds).

  You select an annuity payment option by written request to us and subject to any applicable Federal tax law restrictions.

  The Contract offers the variable annuity payment options listed below.

    Variable Income for a Specified Number of Years. We will make variable monthly payments for the number of years elected, which may not be more than 30 except with our consent.

    Variable Life Income. We will make variable monthly payments which will continue: while the Payee is living*; while the Payee is living but for at least ten years; or while the Payee is living but for at least twenty years. (The latter two alternatives are referred to as Variable Life Income with Period Certain Option.)

    Variable Income Payments to Age 100 ("American Income Advantage"). We will make variable monthly payments for the number of whole years until the Payee is age 100. THIS OPTION CANNOT BE SELECTED FOR DEATH PROCEEDS.

    Variable Life Income for Two Lives. We will make variable monthly payments which will continue: while either of two Payees is living (Joint and Survivor Variable Life Income)*, while either of two Payees is living but for at least 10 years (Joint and Survivor Variable Life Income, 10 Years Certain); while two Payees are living, and, after the death of one while the other is still living, two-thirds to the survivor (Joint and 2/3 to Survivor Variable Life Income).* THIS OPTION CANNOT BE SELECTED FOR DEATH PROCEEDS.

  Other annuity payment options (including other periods certain) may be available from time to time, and you should ask us about their availability. If you do not elect an annuity payment option by the Maturity Date, we will make variable payments under the Contract while the Payee is living but for at least ten years. (This is the Variable Life Income with Period Certain Option.) If your purchase payments would be less than our published minimum, then you will need our consent to apply the Contract proceeds to an annuity payment option.

  The Payee under the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option may withdraw the commuted value of the remaining payments. The Payee (or Payees) under the Variable Life Income with Period Certain Option or the Joint and Survivor Variable Life Income, 10 Years Certain Option may withdraw the commuted value of the remaining period certain portion of the payment option. We calculate the commuted value of such payments based on the assumed interest rate under your Contract. The life income portion of the payment option cannot be commuted, and variable annuity payments based on that portion will resume at the expiration of the period certain if the Annuitant is alive at that time. (See "Amount of Variable Annuity Payments.") Amounts applied to a fixed payment option may not be withdrawn.

  See the section entitled "Asset-Based Insurance Charges, Withdrawal and Other Deductions" to find out whether a Withdrawal Charge applies when you annuitize or withdraw the commuted value of any payments certain.

  If you are receiving payments under the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option you may convert to an option involving a life contingency.

  The availability of certain annuity payment options may be restricted on account of Company policy and Federal tax law, which among other things, may restrict payment to the life expectancy of the payee.


  We continue to assess an Asset-Based Insurance Charge after annuitization. If you elect an enhanced death benefit, the amount of the Asset-Based Insurance Charge after annuitization will equal the level of the charge that would apply if you had not elected an enhanced death benefit; except that for the Bonus Class and P Class, the Asset-Based Insurance Charge will be 1.25% after annuitization. THE ASSET-BASED INSURANCE CHARGE FOR ALL CLASSES INCREASES BY .25% FOR SUBACCOUNTS INVESTING IN THE AMERICAN FUNDS INSURANCE SERIES. Charges for the Guaranteed Minimum Income Benefit and the Earnings Preservation Benefit Rider will not be assessed after annuitization.

--------

* It is possible under this option to receive only one variable annuity payment if the Payee dies (or Payees die) before the due date of the second payment or to receive only two variable annuity payments if the Payee dies (or Payees die) before the due date of the third payment, and so on.

AMOUNT OF ANNUITY PAYMENTS

  At the Annuity Date (or any other application of proceeds to a payment option), your Contract Value (reduced by applicable premium tax, Contract Administrative Fee, and Withdrawal Charges) is applied toward the purchase of monthly annuity payments. We determine the amount of monthly variable annuity payments on the basis of (i) annuity purchase rates not lower than the rates set forth in the Life Income Tables contained in the Contract that reflect the Payee's age, (ii) the assumed interest rate selected, (iii) the type of payment option selected, and (iv) the investment performance of the Eligible Funds selected. (The Fixed Account is not available under variable payment options.) Current annuity purchase rates may be changed by us periodically, and we will apply them prospectively on a non-discriminatory basis. You may select one of three assumed interest rates: 0%, 3.5%, or 5%. Your choice of assumed interest rate affects the pattern of your annuity payments.

  We calculate the initial payment using the assumed interest rate you select. The amount of each payment after the initial payment will depend on how the subaccounts perform, relative to the assumed interest rate. If the actual net investment rate (annualized) exceeds your assumed interest rate, the payment will increase. Conversely, if the actual rate is less than your assumed interest rate, the annuity payment will decrease.

  When selecting an assumed interest rate, you should keep in mind that a lower assumed interest rate will result in a lower initial annuity payment, but subsequent annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the Eligible Funds. On the other hand, a higher assumed interest rate will result in a higher initial payment than a lower assumed interest rate, but later payments will rise more slowly or fall more rapidly.

  If you own a Bonus Class Contract and choose to annuitize under a fixed or variable payment option during the 9-year withdrawal charge period, your annuity payments will be based on a different set of current annuity purchase rates than our other Classes. Additionally, our guaranteed rates for fixed or variable annuity payments will be different for Bonus Class Contracts than for other Classes. The effect of these different rates would be to lower your annuity payments.

  For more information regarding annuity payment options, you should refer to the Statement of Additional Information and also to the Contract, which contains detailed information about the various forms of annuity payment options available, and other important matters.

                       GUARANTEED MINIMUM INCOME BENEFIT

  You may also elect a Guaranteed Minimum Income Benefit ("GMIB"). The Guaranteed Minimum Income Benefit Rider provides a minimum guaranteed lifetime fixed income benefit in the form of a fixed monthly annuity payment. The amount of the benefit is determined by the Income Base when you exercise the rider. The GMIB may be exercised after a 10 year waiting period, up to age 85, within 30 days following a Contract Anniversary. It is only available for annuitants up to age 75, and you must elect the GMIB on your Contract application. This election is irrevocable. If you purchase the GMIB, we will deduct an additional charge of 0.35% of the Income Base (see below) each year in arrears.

  The Income Base is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the Issue Date, the Highest Anniversary
        -------------------------
  Value is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Contract Value attributable to each subsequent partial withdrawal (including any applicable Withdrawal Charge). On each Contract Anniversary prior to the Contract Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Contract Value on the date of the recalculation.

    (b) Annual Increase Amount: On the Issue Date, the Annual Increase Amount
        ----------------------
  is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

      (i) is purchase payments accumulated at the Annual Increase Rate. The Annual Increase Rate is 6% per year through the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, and 0% per year thereafter; and

      (ii) is Withdrawal Adjustments accumulated at the Annual Increase Rate. Withdrawal Adjustments in a Contract Year are determined according to (1) or (2) as defined below:

        (1) The Withdrawal Adjustment for each partial withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Contract Value attributable to that partial withdrawal (including any applicable Withdrawal Charge); or

        (2) If total partial withdrawals in a Contract Year are 6% or less of the Annual Increase Amount on the previous Contract Anniversary, the total Withdrawal Adjustments for that Contract Year will be set equal to the dollar amount of total partial withdrawals (including any applicable Withdrawal Charge) in that Contract Year. These Withdrawal Adjustments will replace the Withdrawal Adjustments defined in (1) above and be treated as though the corresponding partial withdrawals occurred at the end of that Contract Year.

  The Income Base does not change on or after the Contract Owner's 81st birthday, except that the Income Base on that date is increased for Purchase Payments made after that birthday, and decreased for partial withdrawals (including any applicable Withdrawal Charge) taken after that birthday.

  THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND THE RIDER CHARGE.

OWNERSHIP

  While the GMIB Rider is in effect, the Contract Owner (or Joint Owners) and Annuitant (or Joint Annuitants) must be the same. If a non-natural person owns the Contract, then Annuitant shall mean Contract Owner in determining the Income Base and GMIB Payment. If Joint Owners are named, the age of the older will be used to determine the Income Base.

GMIB ANNUITY TABLE

  The GMIB Annuity Table is calculated based on the Annuity 2000 Mortality Table with a 7-year age setback with interest of 2.5% per year. The rate applied will depend upon the Annuity Option elected and the Attained Age and sex of the Annuitant and Joint Annuitant, if applicable.

EXERCISING THE GMIB RIDER

  If you exercise the GMIB Rider, you must elect to receive annuity payments under one of the following Fixed Annuity Options:

    (1) Life Annuity with 10 Years of Annuity Payments Guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:

             AGE AT ANNUITIZATION     GUARANTEE PERIOD
             --------------------     ----------------
               80....................         9
               81....................         8
               82....................         7
               83....................         6
               84 and 85.............         5

    (2) Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed

  These Options are set forth in the Contract. Life Annuity with 10 Years of Annuity Payments Guaranteed will be applied if no election is made under this Rider.

  Partial annuitizations are not permitted under the GMIB Rider. Also, you may only elect an Annuity Date that is within 30 days following any Contract Anniversary and after the expiration of the Waiting Period. The Waiting Period is ten (10) Contract Years from the Issue Date. Applicable Withdrawal Charges on the date that you exercise the Rider will be deducted from the Income Base. We also reserve the right to reduce the Income Base for any Premium and Other Taxes that may apply. If you choose not to receive Annuity Payments as guaranteed under the Rider, you may elect any of the Annuity Options available under the Contract.

GMIB RIDER CHARGE

  Rider charges are 0.35% of the Income Base at the time the charge is assessed. The charge is assessed at the first Contract Anniversary, and then at each subsequent Contract Anniversary up to and including the anniversary on or immediately preceding the date the Rider is exercised. Upon full withdrawal or annuitization, a pro rata portion of the Rider charge will be assessed.

  The Rider charge will result in the cancellation of Accumulation Units from each applicable subaccount of the Variable Account and/or a reduction in the Account Value allocated to the Fixed Account in the ratio the Account Value in a subaccount and/or the Fixed Account bears to the total Account Value.

TERMINATION PROVISIONS

  The GMIB Rider will terminate upon the earliest of:

    (a) The date you elect to receive Annuity Payments under the Contract and are not eligible to receive payments under the GMIB Rider;

    (b) The 30th day following the Contract Anniversary immediately after your 85th birthday;

    (c) The date you make a complete withdrawal of your Account Value;

    (d) Death of the Contract Owner, or death of the Annuitant if a non-natural person owns the Contract; or

    (e) Change of the Contract Owner, for any reason.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

  The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

    .. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans and salary reduction simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"), and Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). SARSEPs are only allowed if the Plan was established prior to January 1, 1997.

  An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans.

  A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under "Federal Income Tax Status--Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

  In the case of certain IRAs and Roth IRAs, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                           FEDERAL INCOME TAX STATUS

INTRODUCTION

  The following discussion is a general discussion of Federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present Federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

  The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with certain plans entitled to special income tax treatment ("Qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this prospectus, Qualified Contracts are Contracts that fund IRAs, SEPs, SARSEPs and Roth IRAs. Purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that a Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

TAXATION OF THE COMPANY

  We are taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from us, and its operations form a part of us, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains arising from the operation of the Variable Account are automatically applied to increase reserves under the Contracts. Under existing Federal income tax law, we believe that the Variable Account's investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

  Accordingly, we do not anticipate that it will incur any Federal income tax liability attributable to the Variable Account and, therefore, we do not intend to make provisions for any such taxes. However, if changes in the Federal tax laws or interpretations thereof result in our being taxed on income or gains attributable to the Variable Account, then we may impose a charge against the Variable Account (with respect to some or all Contracts) in order to set aside amounts to pay such taxes.

TAX STATUS OF THE CONTRACT

  We believe that the Contract will be subject to tax as an annuity contract under the Code, which generally means that any increase in a Contract's Account Value will not be taxable until amounts are received from the Contract, either in the form of Annuity payments or in some other form. In order to be subject to annuity contract treatment for tax purposes, the Contract must meet the following Code requirements:

  Diversification. Section 817(h) of the Code requires that with respect to
  ---------------
Non-Qualified Contracts, the investments of the Eligible Funds must be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under Federal tax law. The Variable Account, through the Eligible Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Eligible Funds' assets may be invested.

  Owner Control. In some circumstances, owners of variable annuity contracts
  -------------
may be considered the owners, for Federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

  The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

  Required Distributions. In order to be treated as an annuity contract for
  ----------------------
Federal income tax purposes, section 72(s) of the Code requires Non-Qualified Contracts to provide that (a) if any Owner dies on or after the annuity date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any Owner dies prior to the annuity date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The "designated beneficiary" refers to a natural person designated by the owner as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the "designated beneficiary" is the surviving spouse of a deceased owner, the contract may be continued with the surviving spouse as the new owner.

  The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions when they are issued and modify the contracts in question if necessary to assure that they comply with the requirements of Code Section 72(s). Other rules may apply to Qualified Contracts.

  The following discussion is based on the assumption that the Contract qualifies as an annuity contract for Federal income tax purposes.

TAXATION OF ANNUITIES

  In General. Section 72 of the Code governs taxation of annuities in general.
  ----------
We believe that a Contract Owner who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., withdrawals or annuity payments under the Annuity Option elected). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

  The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and prospective Contract Owners that are not natural persons may wish to discuss these with a competent tax adviser.

  The following discussion generally applies to a Contract owned by a natural person.

  Investment in the Contract. The "investment in the contract" generally
  --------------------------
equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. For a Contract issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a Qualified Contract.

  Withdrawals. In the case of a withdrawal under a Qualified Contract,
  -----------
including Systematic Withdrawals, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan.

  With respect to Non-Qualified Contracts, partial withdrawals, including Systematic Withdrawals, are generally treated as taxable income to the extent that the Contract Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Full withdrawals are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

  Annuity Payments. Although the tax consequences may vary depending on the
  ----------------
annuity payment elected under the Contract, in general, only the portion of the annuity payment that represents the amount by which the Contract Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract". For fixed annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is taxable. If annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

  Penalty Tax. In the case of a distribution pursuant to a Non-Qualified
  -----------
Contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the taxpayer attains age 59 1/2; (2) made as a result of death or disability of an owner;
(3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the owner and a "designated beneficiary". Other tax penalties may apply to certain distributions from to a Qualified Contract.

  Taxation of Death Benefit Proceeds. Amounts may be distributed from the
  ----------------------------------
Contract because of the death of a Contract Owner (or Annuitant if the Contract Owner is not an individual). Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal as described above, or
(2) if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

  Transfers, Assignments, Exchanges and Maturity Dates. A transfer of
  ----------------------------------------------------
ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, the exchange of a Contract, or the receipt of a Contract in an exchange may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

  Multiple Contracts. All deferred non-qualified annuity contracts that are
  ------------------
issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise.

  Separate Account Charges. It is possible that the Internal Revenue Service
  ------------------------
may take a position that certain optional benefits (e.g., the death benefit provided under the Earnings Preservation Benefit Rider) are deemed to be taxable distributions to you. Consult your tax adviser prior to selecting any optional benefit under the Contract.

QUALIFIED CONTRACTS

  The Contract is designed for use with certain retirement plans that qualify for Federal tax benefits. The tax rules applicable to participants and beneficiaries in these retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.

  We make no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Contract Owners and participants under retirement plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under these Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Contract Owners are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Contract under applicable Federal and state tax laws and ERISA.

  The sale of a Contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a Contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. A Contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

  The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit provisions in the Contract comports with IRA qualification requirements. The Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance. The Contract offers death benefits that may exceed the greater of purchase payments or Contract Value. If these death benefits are determined by the IRS as providing life insurance, the Contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a Contract.

(i) Plan Contribution Limits

  Statutory limitations on contributions to retirement plans that qualify for federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

  IRAS, SEPS AND SARSEPS

  The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of $2,000 or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is $2,000. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, for 2001 the deductions are phased out and eventually eliminated, on a pro rata basis, for adjusted gross income between $33,000 and $43,000 for an individual, between $53,000 and $63,000 for the covered spouse of a married couple filing jointly, between $150,000 and $160,000 for the non-covered spouse of a married couple filing jointly, and between $0 and $10,000 for a married person filing separately. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are currently limited to the lesser of 15% of compensation (generally up to $170,000 for 2001) or $35,000. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of a "lump sum" distribution (as defined in the Code) from a Qualified Plan.

  ROTH IRAS

  Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of $2,000 or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is $2,000. Except in the case of a rollover or a transfer, no more than $2,000 can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited to less than $2,000 depending on the taxpayer's modified adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns).You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.



(ii) Distributions from the Contract


  IRAS, SEPS, SARSEPS AND ROTH IRAS

  Payments made from the Contracts held under an IRA, SEP, or SARSEP are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in withdrawal of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, or disability; (iii) when distribution from the Contract is in the form of an annuity over the life or life expectancy of the Annuitant (or joint lives or life expectancies of the Annuitant and his or her Beneficiary); or (iv) when distribution is made pursuant to a divorce (in the case of IRAs). Additional exceptions may apply in specified situations. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

  Except under a Roth IRA, if the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. If the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

  For Roth IRAs, distributions representing amounts attributable to contributions to a Roth IRA which has been established for five years or more are generally not taxed.

  Except under a Roth IRA, annuity payments, periodic payments or annual distributions generally must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. We currently waive the Withdrawal Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous withdrawals were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEPs and SARSEPs). Roth IRAs under
Section 408A do not require distributions at any time prior to the Contract Owner's death. A penalty tax of up to 50% of the amount which should have been distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount.

  Other restrictions with respect to the election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the IRAs in respect of which the Contracts are issued.

WITHHOLDING

  Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. We are required to withhold taxes from certain distributions under certain qualified contracts.

POSSIBLE CHANGES IN TAXATION

  Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

OTHER TAX CONSEQUENCES

  As noted above, the foregoing discussion of the Federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of the current law and the law may change. Federal estate and gift tax consequences of ownership or receipt of distributions under the Contract depend on the individual circumstances of each Contract Owner or recipient of a distribution. A competent tax adviser should be consulted for further information.

GENERAL

  At the time the initial purchase payment is paid, a prospective purchaser must specify whether he or she is purchasing a Non-Qualified Contract or a Qualified Contract. If the initial premium is derived from an exchange or withdrawal of another annuity contract, we may require that the prospective purchaser provide information with regard to the Federal income tax status of the previous annuity contract. We will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract would require the minimum initial purchase payment stated above. Additional purchase payments under a Contract must qualify for the same Federal income tax treatment as the initial purchase payment under the Contract; we will not accept an additional purchase payment under a Contract if the Federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

                                 VOTING RIGHTS

  We are the legal owner of the Eligible Fund shares held in the Variable Account and have the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, we will give you, as Contract Owner, the right to instruct us how to vote the shares that are attributable to your Contract.

  Prior to annuitization, we determine the number of votes on which you have a right to instruct us, on the basis of your percentage interest in a subaccount and the total number of votes attributable to the subaccount. After annuitization, the number of votes attributable to your Contract is determined on the basis of the reserve for your future annuity payments and the total number of votes attributable to the subaccount. After annuitization the votes attributable to your Contract decrease as reserves underlying your Contract decrease.

  We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares as to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withheld from voting on any proposition in the same proportion as the shares held in that subaccount for all policies or contracts for which we have received voting instructions.

  We will vote for Eligible Fund shares held in our general investment account (or any unregistered separate account for which voting privileges are not given) in the same proportion as the aggregate of (i) the shares for which we received voting instructions and (ii) the shares that we vote in proportion to such voting instructions.

                      DISTRIBUTION OF THE CONTRACTS

  We have entered into a distribution agreement with New England Securities Corporation ("New England Securities") for the distribution and sale of the Contracts. Pursuant to this agreement, New England Securities serves as principal underwriter for the Contracts. New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly owned subsidiary of the Company, is located at 399 Boylston Street, Boston, Massachusetts 02117. New England Securities is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

  New England Securities offers the Contracts through its registered representatives who are registered with the NASD and with the states in which they do business. More information about New England Securities and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with New England Securities are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

  We pay sales commissions for the sale of the Contracts. Sales commissions may vary, but are expected not to exceed 8% of purchase payments. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. We pay compensation either as a percentage of purchase payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or in some cases, a combination of both. All or a portion of commissions may be returned if the Contract is not continued through the first Contract year.

  New England Securities may enter into selling agreements with other broker-dealers registered under the 1934 Act to sell the Contracts. Under these agreements, the commissions paid to the broker-dealer on behalf of the registered representative are not expected to exceed those described above; selling firms may retain a portion of commissions.

  New England Securities does not retain any override as distributor for the Contracts. However, New England Securities' operating and other expenses are paid for by the Company. Also, New England Securities or an affiliate may receive 12b-1 fees from certain Eligible Funds.

  Because registered representatives of New England Securities are also agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

  We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Variable Account.

                      THE OPERATION OF THE FIXED ACCOUNT

  The Contract has a Fixed Account option in states that have approved this option. You may allocate net purchase payments and may transfer Contract Value in the Variable Account to the Fixed Account, which is part of our general account. The Fixed Account offers diversification to a Variable Account contract, allowing you to protect principal and earn a guaranteed rate of interest.

  Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the general account, the Fixed Account nor any interests therein are generally subject to the provisions of these Acts, and we have been advised that the staff of the Securities and Exchange Commission does not review disclosures relating to the general account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

  Our general account consists of all assets owned by us other than those in the Variable Account and the Company's other separate accounts. We have sole discretion over the investment of assets in the general account, including those in the Fixed Account. You do not share in the actual investment experience of the assets in the Fixed Account. Instead, we guarantee that we will credit Contract Values in the Fixed Account with interest at an effective annual rate of at least 3%. We are not obligated to credit interest at a rate higher than 3%, although we have sole discretion to do so. We will credit Contract Values in the Fixed Account with interest daily. We also reserve the right to refuse transfers to the Fixed Account if we are paying an interest rate on the Fixed Account equivalent to our guaranteed minimum interest rate of 3%.

  Currently, any purchase payment or portion of Contract Value you allocate to the Fixed Account will earn interest at an annual rate we determine for that deposit for a 12 month period. At the end of each succeeding 12 month period, we will determine the interest rate that will apply to that deposit plus the accrued interest for the next 12 months. This renewal rate may differ from the interest rate that is applied to new deposits on that same day.

CONTRACT VALUE AND FIXED ACCOUNT TRANSACTIONS

  A Contract's total Contract Value will include its Contract Value in the Variable Account, in the Fixed Account,or in the Company's general account (but outside the Fixed Account).

  Amounts you surrender from the Fixed Account will be on a "first-in, first-out" basis. The amounts you allocate to the Fixed Account are subject to the same rights and limitations as in the Variable Account regarding withdrawals and partial withdrawals. Special limits, however, apply to transfers involving the Fixed Account (see below). Unless you request otherwise, any partial withdrawal you make will reduce the Contract Value in the subaccounts of the Variable Account and the Fixed Account, proportionately.

  We limit the amount of Contract Value which you may transfer from the Fixed Account to the greater of (i) 25% of Contract Value in the Fixed Account at the end of the first day of the Contract Year, or (ii) the amount of Contract Value that you transferred from the Fixed Account in the prior Contract Year, except with our consent. However, these limits do not apply to new deposits to the Fixed Account for which the dollar cost averaging program has been elected within 30 days from the date of deposit. See the Statement of Additional Information. Amounts you transfer to the subaccounts from the Fixed Account will be on a "first-in, first-out" basis. No transfers to the Fixed Account are allowed for 180 days after the date of a transfer out of the Fixed Account and we reserve the right to restrict purchase payments to the Fixed Account during this period.

  We will deduct the annual Contract Administrative Fee entirely from the Contract Value in the Variable Account, and not from the Contract Value in the Fixed Account.

  For more information on the Fixed Account please refer to the Statement of Additional Information.

                      INVESTMENT PERFORMANCE INFORMATION

  We may advertise or include in sales literature (i) total returns for the subaccounts for a Class, (ii) non-standard returns for the subaccounts for a Class and (iii) historical and hypothetical illustrations of the growth and value of a purchase payment or payments invested in the subaccounts for a specified period for a Class. Total returns for the subaccounts are based on the investment performance of the corresponding Eligible Funds. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. We may also advertise or include in sales literature a subaccount's performance for a Class compared to certain performance rankings and indexes compiled by independent organizations, and we may present performance rankings and indexes without such a comparison. See the Statement of Additional Information. We may reflect bonus amounts in performance relating to the Bonus Class.

STANDARD RETURN

  The total return of a subaccount refers to return quotations assuming an investment under a Contract has been held in the subaccount for the stated times. Average annual total return of a subaccount tells you the return you would have experienced if you allocated a $1,000 purchase payment to a subaccount for the specified period. We provide average annual total returns for the subaccounts on a Class-specific basis. Standardized average annual total return reflects all historical investment results, less all charges and deductions applied against the subaccount for that Class (assuming selection of the Greater of Annual Step-Up or 5% Annual Increase Death Benefit), including any Withdrawal Charge that would apply if you terminated a Contract at the end of each period indicated, but excluding any deductions for premium taxes. Standard total return for a Class will not reflect charges for any optional additional benefits, including the GMIB or Earnings Preservation Benefit Rider. Standardized total return may be quoted for various periods including 1 year, 5 years, and 10 years, or from inception of the subaccount if any of those periods are not available. See the Statement of Additional Information.

NON-STANDARD RETURN

  "Non-Standard" average annual total return information for a Class may be presented, computed on the same basis as described above, except that deductions will not include the Withdrawal Charge for all Classes other than the Bonus Class. In addition, we may from time to time disclose average annual total return for non-standard periods and cumulative total return for a subaccount. We may also provide non-standard performance that reflects the inclusion or exclusion of various optional riders on a Class-specific basis. Non-standard performance for a Class will be accompanied by standard performance for that Class. See the Statement of Additional Information.

  We may also illustrate on a Class-specific basis what would have been the growth and value of a specified purchase payment or payments if it or they had been invested in each of the Eligible Funds on the first day or the first month after those Eligible Funds had commenced operations. This illustration will show Contract Value and withdrawal value, calculated in the same manner as average annual total return, as of the end of each year, ending with the date of the illustration. Withdrawal value reflects the deduction of any Withdrawal Charge that may apply, but does not reflect the deduction of any premium tax charge. We may also show annual percentage changes in Contract Value and withdrawal value, cumulative returns, and annual effective rates of return. We determine the annual percentage change in Contract Value by taking the difference between the Contract Value or withdrawal value at the beginning and at the end of each year and dividing it by the beginning Contract Value or withdrawal value. We determine cumulative return by taking the difference between the investment at the beginning of the period and the ending Contract Value or withdrawal value and dividing it by the investment at the beginning of the period. We calculate the annual effective rate of return in the same manner as average annual total return.

  We may present illustrations for a hypothetical Contract assuming monthly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present illustrations designed to show required minimum distributions and other values for hypothetical Contracts under certain qualified plans.

  We may also illustrate growth and value of a specified purchase payment or payments on a Class-specific basis in the same manner as described above based on hypothetical returns.

OTHER PERFORMANCE

  In advertising and sales literature, we may compare the performance of each subaccount on a Class-specific basis to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the subaccounts. Advertising and sales literature may also show the performance rankings of the subaccounts assigned by independent services, such as Variable Annuity Research Data Services ("VARDS") or may compare to the performance of a subaccount on a Class-specific basis to that of a widely used index, such as Standard & Poor's Index of 500 Common Stocks. We may also use other independent ranking services and indexes as a source of performance comparison.

                             FINANCIAL STATEMENTS

  You may find the financial statements of the Company and the Variable Account in the Statement of Additional Information.

                                  APPENDIX A

                                 CONSUMER TIPS

DOLLAR COST AVERAGING

  Dollar cost averaging allows you to take advantage of long-term stock market results. It does not guarantee a profit or protect against a loss. If you follow a program of dollar cost averaging on a long-term basis and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are withdrawn will be higher than the average cost per share.

  Under dollar cost averaging you invest the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps you from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If you have the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. The price could be lower, however, if the fund chosen does not follow these historical trends.

  If you are contemplating the use of dollar cost averaging, you should consider your ability to continue the on-going purchases in order to take advantage of periods of low price levels.

DIVERSIFICATION

  Diversifying investment choices can enhance returns, by providing a wider opportunity for safe returns, and reduce risks, by spreading the chance of loss. Holding a single investment requires a safe return because a loss may risk the entire investment. By diversifying, on the other hand, you can more safely take a chance that some investments will under-perform and that others will over-perform. Thus you can potentially earn a better-than-average rate of return on a diversified portfolio than on a single safe investment. This is because, although some of a diversified investment may be totally lost, some of the investment may perform at above-average rates that more than compensate for the loss.

MISCELLANEOUS

  Toll-free telephone service:
                        --A recording of daily unit values is available by
                         calling 1-800-333-2501.

                        --Fund transfers and changes of future purchase
                         payment allocations can be made by calling 1-800-435-4117.

  Written Communications:
                        --All communications and inquiries regarding address
                         changes, premium payments, billing, fund transfers, withdrawals, maturities and any other processing matters relating to your Contract should be directed to:

                           New England Life Insurance Company

                           c/o Annuity Administrative Office

                           P.O. Box 14594

                           Des Moines, IA 50306-3594

                           fax: (515) 457-4301

                                  APPENDIX B

                               WITHDRAWAL CHARGE

  The following example illustrates how the Withdrawal Charge would apply if the commuted value of amounts that have been placed under certain payment options is later withdrawn. As described in the prospectus in the section "Withdrawal Charge," no Withdrawal Charge will apply for any Class of the Contract if at any time more than 30 days from the time we issued your Contract you apply the proceeds to a variable or fixed payment option involving a life contingency or, for a minimum specified period of 15 years, to either the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option, or a comparable fixed option. However, if you later withdraw the commuted value of amounts placed under the variable payment options, we will deduct from the amount you receive a portion of the Withdrawal Charge for your Contract Class that was waived. Amounts applied to a fixed payment option may not be commuted. We base the waiver on the ratio of: (1) the number of whole months remaining on the date of withdrawal until the date when the Withdrawal Charge for your Contract Class would expire, to (2) the number of whole months that were remaining when you applied the proceeds to the option, until the date when the Withdrawal Charge for your Contract Class would expire.

  As an example, assume that you apply $100,000 of Contract Value on a Standard Class Contract (net of any premium tax charge and Contract Administrative fee to the Variable Income for a Specified Number of Years Option for a 20 year period. Assume further that the proceeds are derived from a $30,000 purchase payment made ten years ago, a $30,000 purchase payment made exactly two years ago, and investment earnings, and that the Withdrawal Charge waived when you applied the proceeds to the payment option was $1620. If the Payee surrenders the commuted value of the proceeds under option six months later, the Withdrawal Charge would be $1,458 (representing the $1620 waived at annuitization multiplied by 54/60, where 54 is the number of whole months currently remaining until the Withdrawal Charge would expire, and 60 is the number of whole months that remained at the time of annuitization until the Withdrawal Charge would expire).

  We calculate this amount in the same manner for each Class of Contract that imposes a Withdrawal Charge, using the Withdrawal Charge percentage applicable to that Class.

                                  APPENDIX C

                                  PREMIUM TAX

  Premium tax rates are subject to change. At present we pay premium taxes in the following jurisdictions at the rates shown.

               CONTRACTS USED WITH TAX
JURISDICTION   QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
------------   -------------------------- -------------------
California                0.50%                  2.35%
Maine                       --                   2.00%
Nevada                      --                   3.50%
Puerto Rico               1.00%                  1.00%
South Dakota                --                   1.25%
West Virginia             1.00%                  1.00%
Wyoming                     --                   1.00%

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect your Contract.

                               TABLE OF CONTENTS
                                      OF
                      STATEMENT OF ADDITIONAL INFORMATION

                                                                           PAGE
                                                                          ------
THE COMPANY..............................................................   II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT................................   II-3
PERFORMANCE COMPARISONS..................................................   II-3
CALCULATION OF PERFORMANCE DATA..........................................   II-4
NET INVESTMENT FACTOR.................................................... II-160
ANNUITY PAYMENTS......................................................... II-160
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY PAYOUTS............................ II-162
HISTORICAL ILLUSTRATIONS OF ANNUITY PAYOUTS.............................. II-178
THE FIXED ACCOUNT........................................................ II-194
EXPERTS.................................................................. II-195
LEGAL MATTERS............................................................ II-195
APPENDIX A............................................................... II-196
FINANCIAL STATEMENTS.....................................................    F-1

  If you would like a copy of the Statement of Additional Information, please complete the request form below and mail to:

  New England Securities Corporation
  399 Boylston Street
  Boston, Massachusetts 02116

             Please send a copy of the Statement of Additional
           Information for New England Variable Annuity Separate
           Account (American Forerunner Series) to:

           --------------------------------------------------------
           Name

           --------------------------------------------------------
           Street

           --------------------------------------------------------
           City                      State                       Zip

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                           AMERICAN FORERUNNER SERIES
                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                  ISSUED BY NEW ENGLAND LIFE INSURANCE COMPANY
                      STATEMENT OF ADDITIONAL INFORMATION
                                    (PART B)

                               MAY 15, 2001

                           SUBJECT TO COMPLETION

  This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Preliminary Prospectus dated May 15, 2001 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to New England Securities Corporation ("New England Securities") 399 Boylston Street, Boston, Massachusetts 02116.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                          ------
The Company.............................................................. II-3
Services Relating to the Variable Account................................ II-3
Performance Comparisons.................................................. II-3
Calculation of Performance Data.......................................... II-4
Net Investment Factor.................................................... II-160
Annuity Payments......................................................... II-160
Hypothetical Illustrations of Annuity Income Payouts..................... II-162
Historical Illustrations of Annuity Payouts.............................. II-178
The Fixed Account........................................................ II-194
Experts.................................................................. II-195
Legal Matters............................................................ II-195
Appendix A............................................................... II-196
Financial Statements..................................................... F-1

                                  THE COMPANY

  New England Life Insurance Company ("The Company" or "NELICO") is an indirect, wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company.

                   SERVICES RELATING TO THE VARIABLE ACCOUNT

  The Company maintains the books and records of the Variable Account and provides issuance and other administrative services for the Contracts.

  Auditors. Deloitte & Touche LLP, located at 200 Berkeley Street, Boston, Massachusetts 02116, conducts an annual audit of the Variable Account's financial statements.

  Principal Underwriter. New England Securities Corporation ("New England Securities"), An indirect subsidiary of the company, serves as principal underwriter for the variable account pursuant to a distribution agreement with the Company. The Contracts are offered continuously and may be sold by registered representatives of broker-dealers that have selling agreements with New England Securities as well as by the company's life insurance agents and insurance brokers who are registered representatives of new england securities. the company pays commissions, none of which are retained by new england securities, in connection with sales of the contracts.

                            PERFORMANCE COMPARISONS

  Articles and releases, developed by the Company, the Eligible Funds (as defined in the Prospectus) and other parties, about the Account or the Eligible Funds regarding performance, rankings, statistics and analyses of the Account's, the individual Eligible Funds' and fund groups' asset levels and sales volumes, statistics and analyses of industry sales volumes and asset levels, and other characteristics may appear in publications, including, but not limited to, those publications listed in Appendix A to this Statement of Additional Information. In particular, some or all of these publications may publish their own rankings or performance reviews including the Account or the Eligible Funds. References to or reprints of such articles may be used in promotional literature. Such literature may refer to personnel of the advisers and/or subadvisers who have portfolio management responsibility, and their investment style. The references may allude to or include excerpts from articles appearing in the media.

  The advertising and sales literature for the Contracts and the Account may refer to historical, current and prospective economic trends and may include historical and current performance and total returns of investment alternatives.

  In addition, sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Contractholders. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                        CALCULATION OF PERFORMANCE DATA


                          AVERAGE ANNUAL TOTAL RETURN


  The tables below illustrate hypothetical average annual total returns for each subaccount on a Class-specific basis for the periods shown, based on the actual investment experience of the subaccounts, the New England Zenith Fund, the Metropolitan Series Fund Inc., the Met Investors Series Trust and the American Funds Insurance Series during those periods. The tables do not represent what may happen in the future.

  The Variable Account was not established until July 1994. The Contracts were not available before June 1, 2001. The following Series of New England Zenith Fund ("Zenith Fund") commenced operations as follows: Back Bay Advisors Money Market Series and Back Bay Advisors Bond Income Series, August 26, 1983; Salomon Brothers Strategic Bond Opportunities Series, Salomon Brothers U.S. Government Series, Balanced Series, Alger Equity Growth Series and Davis Venture Value Series, October 31, 1994; Harris Oakmark Mid Cap Value Series (formerly Goldman Sachs Midcap Value Series), April 30, 1993; Loomis Sayles Small Cap Series, May 2, 1994; MFS Investors Trust Series and MFS Research Managers Series, April 30, 1999; and Westpeak Growth and Income Series, April 30, 1993. The following Portfolios of Metropolitan Series Fund, Inc. ("Metropolitan Series Fund") commenced operations as follows: Lehman Brothers Aggregate Bond Index Portfolio, November 9, 1998; Janus Mid Cap Portfolio, March 3, 1997; MetLife Stock Index Portfolio, May 1, 1990; Neuberger Berman Partners Mid Cap Value Portfolio, November 9, 1998; Putnam Large Cap Growth Portfolio, May 1, 2000; Morgan Stanley EAFE Index Portfolio, November 9, 1998; Putnam International Stock Portfolio, May 1, 1991; Russell 2000 Index Portfolio, November 9, 1998; and State Street Research Investment Trust Portfolio, June 24, 1983 (performance figures for the period from June 24, 1983 through September 6, 1994 are based on month-end Net Asset Values, as daily Net Asset Value information is not available). The following Portfolio of Met Investors Series Trust ("Met Investors Series") commenced operations as follows: Lord Abbett Bond Debenture Portfolio, May 1, 1996. The following Funds of the American Funds Insurance Series ("American Funds") commenced operations as follows: American Funds Growth Fund and American Funds Growth-Income Fund, February 8, 1984; and American Funds Global Small Capitalization Fund, April 30, 1998.

  We base calculations of average annual total return for each Class on the assumption that a single investment of $1,000 was made at the beginning of each period shown. The figures do not reflect the effect of any premium tax charge, which applies in certain states, and which would reduce the results shown.

  The average annual total return is related to withdrawal value and is calculated as follows for each Class. The amount of the assumed $1,000 purchase payment for a Contract issued at the beginning of the period is divided by the Accumulation Unit Value of each subaccount for the relevant Class at the beginning of the period shown to arrive at the number of Accumulation Units purchased. The Accumulation Unit Values reflect the applicable Asset-Based Insurance Charge for each Class, assuming the Greater of Annual Step-Up or 5% Annual Increase Death Benefit: 1.50% for the Standard Class; 1.85% for the Bonus Class; 1.85% for the C Class; 1.75% for the L Class; and 1.40% for the P Class. The number of Accumulation Units is reduced on each Contract anniversary to reflect deduction of the annual $30 Contract Administrative Fee from the Contract Value. For purposes of this calculation, the maximum Contract Administrative Fee of $30 is deducted. Each such $30 deduction reduces the number of units held under the Contract by an amount equal to $30 divided by the Accumulation Unit Value on the date of the deduction. The total number of units held under the Contract at the beginning of the last Contract Year covered by the period shown is multiplied by the Accumulation Unit Value on December 31, 2000 to arrive at the Contract Value on that date. This Contract Value is then reduced by the applicable Withdrawal Charge and the portion of the $30 Contract Administrative Fee which would be deducted upon withdrawal on December 31, 2000 to arrive at the withdrawal value. The average annual total return is the annual compounded rate of return which would produce the withdrawal value on December 31, 2000. In other words, the average annual total return is the rate which, when added to 1, raised to a power reflecting the number of years in the period shown, and multiplied by the initial $1,000 investment, yields the withdrawal value at the end of the period. The average annual total returns assume that no premium tax charge has been deducted.

  Subaccount average annual total return, which is calculated in accordance with the Securities and Exchange Commission ("SEC") standardized formula, uses the inception date of the subaccount through which the Eligible Fund shown is available. Eligible Fund total return adjusted for Contract charges, which is non-standard performance, uses the inception date of the Eligible Fund shown, and therefore may reflect periods prior to the availability of the corresponding subaccount under the Contract. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

STANDARD CLASS

                  SUBACCOUNT AVERAGE ANNUAL TOTAL RETURN

  For purchase payment allocated to the Back Bay Advisors Money Market
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.01%
      5 Years...........................................................   0.04%
      Since Inception of the Subaccount.................................   0.00%

  For purchase payment allocated to the Back Bay Advisors Bond Income
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.13%
      5 Years...........................................................   1.12%
      Since Inception of the Subaccount.................................   2.82%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.96%
      5 Years...........................................................   2.13%
      Since Inception of the Subaccount.................................   3.72%

  For purchase payment allocated to the Salomon Brothers U.S. Government
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   0.22%
      5 Years...........................................................   0.72%
      Since Inception of the Subaccount.................................   1.77%

  For purchase payment allocated to the Balanced Subaccount*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -11.91%
      5 Years...........................................................   1.84%
      Since Inception of the Subaccount.................................   3.81%

  For purchase payment allocated to the Alger Equity Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -23.49%
      5 Years...........................................................  15.03%
      Since Inception of the Subaccount.................................  18.17%

--------

* Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Davis Venture Value Subaccount

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year........................................................... -0.71%
      5 Years.......................................................... 15.47%
      Since Inception of the Subaccount................................ 17.63%

  For purchase payment allocated to the Harris Oakmark Mid Cap Value
Subaccount*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  10.07%
      5 Years...........................................................   4.63%
      Since Inception of the Subaccount.................................   7.36%

  For purchase payment allocated to the Loomis Sayles Small Cap Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.87%
      5 Years...........................................................  12.88%
      Since Inception of the Subaccount.................................  14.78%

  For purchase payment allocated to the MFS Investors Trust Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -10.22%
      Since Inception of the Subaccount.................................  -9.53%

  For purchase payment allocated to the MFS Research Managers Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -13.63%
      Since Inception of the Subaccount.................................  -3.34%

  For purchase payment allocated to the Westpeak Growth and Income Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -15.10%
      5 Years...........................................................  10.84%
      Since Inception of the Subaccount.................................  13.70%

  For purchase payment allocated to the Putnam Large Cap Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Subaccount................................. -48.56%

  For purchase payment allocated to the Putnam International Stock Subaccount


                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Subaccount................................. -26.95%

--------

* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

BONUS CLASS

                  SUBACCOUNT AVERAGE ANNUAL TOTAL RETURN

  For purchase payment allocated to the Back Bay Advisors Money Market
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.02%
      5 Years...........................................................   0.23%
      Since Inception of the Subaccount.................................   0.13%

  For purchase payment allocated to the Back Bay Advisors Bond Income
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.06%
      5 Years...........................................................   1.32%
      Since Inception of the Subaccount.................................   2.98%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.92%
      5 Years...........................................................   2.34%
      Since Inception of the Subaccount.................................   3.90%

  For purchase payment allocated to the Salomon Brothers U.S. Government
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   2.37%
      5 Years...........................................................   0.92%
      Since Inception of the Subaccount.................................   1.92%

  For purchase payment allocated to the Balanced Subaccount*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -10.20%
      5 Years...........................................................   2.04%
      Since Inception of the Subaccount.................................   3.98%

  For purchase payment allocated to the Alger Equity Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -22.20%
      5 Years...........................................................  15.41%
      Since Inception of the Subaccount.................................  18.49%

  For purchase payment allocated to the Davis Venture Value Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   1.40%
      5 Years...........................................................  15.84%
      Since Inception of the Subaccount.................................  17.95%

--------

* Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value
Subaccount*

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year........................................................... 12.58%
      5 Years..........................................................  4.88%
      Since Inception of the Subaccount................................  7.57%

  For purchase payment allocated to the Loomis Sayles Small Cap Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.90%
      5 Years...........................................................  13.23%
      Since Inception of the Subaccount.................................  15.07%

  For purchase payment allocated to the MFS Investors Trust Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -8.45%
      Since Inception of the Subaccount.................................  -8.43%

  For purchase payment allocated to the MFS Research Managers Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -11.99%
      Since Inception of the Subaccount.................................  -2.08%

  For purchase payment allocated to the Westpeak Growth and Income Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -13.50%
      5 Years...........................................................  11.16%
      Since Inception of the Subaccount.................................  13.98%

  For purchase payment allocated to the Putnam Large Cap Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Subaccount................................. -47.32%

  For purchase payment allocated to the Putnam International Stock Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Subaccount................................. -24.61%

--------

* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

C CLASS

                  SUBACCOUNT AVERAGE ANNUAL TOTAL RETURN

  For purchase payment allocated to the Back Bay Advisors Money Market
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   1.02%
      5 Years...........................................................   0.19%
      Since Inception of the Subaccount.................................   0.08%

  For purchase payment allocated to the Back Bay Advisors Bond Income
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   2.90%
      5 Years...........................................................   1.25%
      Since Inception of the Subaccount.................................   2.83%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   2.07%
      5 Years...........................................................   2.23%
      Since Inception of the Subaccount.................................   3.72%

  For purchase payment allocated to the Salomon Brothers U.S. Government
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   5.24%
      5 Years...........................................................   0.86%
      Since Inception of the Subaccount.................................   1.81%

  For purchase payment allocated to the Balanced Subaccount*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -6.85%
      5 Years...........................................................   1.95%
      Since Inception of the Subaccount.................................   3.81%

  For purchase payment allocated to the Alger Equity Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -18.38%
      5 Years...........................................................  14.92%
      Since Inception of the Subaccount.................................  17.95%

  For purchase payment allocated to the Davis Venture Value Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   4.31%
      5 Years...........................................................  15.34%
      Since Inception of the Subaccount.................................  17.42%

--------

* Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value
Subaccount*

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year........................................................... 15.06%
      5 Years..........................................................  4.68%
      Since Inception of the Subaccount................................  7.29%

  For purchase payment allocated to the Loomis Sayles Small Cap Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   0.17%
      5 Years...........................................................  12.80%
      Since Inception of the Subaccount.................................  14.60%

  For purchase payment allocated to the MFS Investors Trust Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -5.16%
      Since Inception of the Subaccount.................................  -6.13%

  For purchase payment allocated to the MFS Research Managers Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -8.56%
      Since Inception of the Subaccount.................................  -0.08%

  For purchase payment allocated to the Westpeak Growth and Income Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -10.02%
      5 Years...........................................................  10.79%
      Since Inception of the Subaccount.................................  13.54%

  For purchase payment allocated to the Putnam Large Cap Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Subaccount................................. -42.58%

  For purchase payment allocated to the Putnam International Stock Subaccount


                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Subaccount................................. -18.55%

--------


* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

L CLASS

                  SUBACCOUNT AVERAGE ANNUAL TOTAL RETURN

  For purchase payment allocated to the Back Bay Advisors Money Market
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.27%
      5 Years...........................................................   0.30%
      Since Inception of the Subaccount.................................   0.19%

  For purchase payment allocated to the Back Bay Advisors Bond Income
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.39%
      5 Years...........................................................   1.36%
      Since Inception of the Subaccount.................................   2.94%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -3.22%
      5 Years...........................................................   2.34%
      Since Inception of the Subaccount.................................   3.83%

  For purchase payment allocated to the Salomon Brothers U.S. Government
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.05%
      5 Years...........................................................   0.97%
      Since Inception of the Subaccount.................................   1.92%

  For purchase payment allocated to the Balanced Subaccount*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -12.15%
      5 Years...........................................................   2.06%
      Since Inception of the Subaccount.................................   3.92%

  For purchase payment allocated to the Alger Equity Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -23.70%
      5 Years...........................................................  15.04%
      Since Inception of the Subaccount.................................  18.08%

  For purchase payment allocated to the Davis Venture Value Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.98%
      5 Years...........................................................  15.46%
      Since Inception of the Subaccount.................................  17.54%

--------

* Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value
Subaccount*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year.............................................................. 9.77%
      5 Years............................................................. 4.79%
      Since Inception of the Subaccount................................... 7.40%

  For purchase payment allocated to the Loomis Sayles Small Cap Subaccount

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  -5.13%
      5 Years.........................................................  12.91%
      Since Inception of the Subaccount...............................  14.72%

  For purchase payment allocated to the MFS Investors Trust Subaccount

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -10.46%
      Since Inception of the Subaccount...............................  -9.78%

  For purchase payment allocated to the MFS Research Managers Subaccount

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -13.87%
      Since Inception of the Subaccount...............................  -3.61%

  For purchase payment allocated to the Westpeak Growth and Income Subaccount

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -15.33%
      5 Years.........................................................  10.90%
      Since Inception of the Subaccount...............................  13.66%

  For purchase payment allocated to the Putnam Large Cap Growth Subaccount

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      Since Inception of the Subaccount............................... -48.69%

  For purchase payment allocated to the Putnam International Stock Subaccount


                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      Since Inception of the Subaccount............................... -27.14%

--------

* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

P CLASS

                  SUBACCOUNT AVERAGE ANNUAL TOTAL RETURN

  For purchase payment allocated to the Back Bay Advisors Money Market
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -5.71%
      5 Years...........................................................  -0.21%
      Since Inception of the Subaccount.................................  -0.20%

  For purchase payment allocated to the Back Bay Advisors Bond Income
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -3.55%
      5 Years...........................................................   1.18%
      Since Inception of the Subaccount.................................   2.95%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.65%
      5 Years...........................................................   1.91%
      Since Inception of the Subaccount.................................   3.57%

  For purchase payment allocated to the Salomon Brothers U.S. Government
Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -1.47%
      5 Years...........................................................   0.49%
      Since Inception of the Subaccount.................................   1.59%

  For purchase payment allocated to the Balanced Subaccount*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -13.62%
      5 Years...........................................................   1.62%
      Since Inception of the Subaccount.................................   3.66%

  For purchase payment allocated to the Alger Equity Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -25.20%
      5 Years...........................................................  14.95%
      Since Inception of the Subaccount.................................  18.15%

  For purchase payment allocated to the Davis Venture Value Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.41%
      5 Years...........................................................  15.39%
      Since Inception of the Subaccount.................................  17.61%

--------

* Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value
Subaccount*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year.............................................................. 8.39%
      5 Years............................................................. 4.44%
      Since Inception of the Subaccount................................... 7.25%

  For purchase payment allocated to the Loomis Sayles Small Cap Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -6.57%
      5 Years...........................................................  12.78%
      Since Inception of the Subaccount.................................  14.74%

  For purchase payment allocated to the MFS Investors Trust Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -11.92%
      Since Inception of the Subaccount................................. -10.69%

  For purchase payment allocated to the MFS Research Managers Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -15.34%
      Since Inception of the Subaccount.................................  -4.46%

  For purchase payment allocated to the Westpeak Growth and Income Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -16.81%
      5 Years...........................................................  10.72%
      Since Inception of the Subaccount.................................  13.65%


  For purchase payment allocated to the Putnam Large Cap Growth Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Subaccount................................. -49.37%

  For purchase payment allocated to the Putnam International Stock Subaccount

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Subaccount................................. -28.09%

--------

* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

STANDARD CLASS

                FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES
                                 (NON-STANDARD)

  For purchase payment allocated to the Back Bay Advisors Money Market Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.01%
      5 Years...........................................................   0.04%
      10 years..........................................................   0.11%
      Since Inception of the Fund.......................................   1.99%

  For purchase payment allocated to the Back Bay Advisors Bond Income Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.13%
      5 Years...........................................................   1.12%
      10 years..........................................................   4.41%
      Since Inception of the Fund.......................................   5.78%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.96%
      5 Years...........................................................   2.13%
      Since Inception of the Fund.......................................   3.66%

  For purchase payment allocated to the Salomon Brothers U.S. Government Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   0.22%
      5 years...........................................................   0.72%
      Since Inception of the Fund.......................................   2.19%

  For purchase payment allocated to the Balanced Series*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -11.91%
      5 Years...........................................................   1.84%
      Since Inception of the Fund.......................................   4.55%

  For purchase payment allocated to the Alger Equity Growth Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -23.49%
      5 Years...........................................................  15.03%
      Since Inception of the Fund.......................................  18.22%

  For purchase payment allocated to the Davis Venture Value Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.71%
      5 Years...........................................................  15.47%
      Since Inception of the Fund.......................................  17.30%

--------

 * Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value Series*

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  10.07%
      5 Years.........................................................   4.63%
      Since Inception of the Fund.....................................   7.64%

  For purchase payment allocated to the Loomis Sayles Small Cap Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  -4.87%
      5 Years.........................................................  12.88%
      Since Inception of the Fund.....................................  12.20%

  For purchase payment allocated to the MFS Investors Trust Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -10.22%
      Since Inception of the Fund.....................................  -7.06%

  For purchase payment allocated to the MFS Research Managers Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -13.63%
      Since Inception of the Fund.....................................   0.70%

  For purchase payment allocated to the Westpeak Growth and Income Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -15.10%
      5 Years.........................................................  10.84%
      Since Inception of the Fund.....................................  12.08%

  For purchase payment allocated to the Lehman Brothers Aggregate Bond Index
Portfolio

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................   1.11%
      Since Inception of the Fund.....................................  -3.53%

  For purchase payment allocated to the Janus Mid Cap Portfolio

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -40.83%
      Since Inception of the Fund.....................................  24.75%

--------

 * Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

  For purchase payment allocated to the MetLife Stock Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -19.32%
      5 Years...........................................................  13.43%
      10 Years..........................................................  13.17%
      Since Inception of the Fund.......................................  12.13%

  For purchase payment allocated to the Neuberger Berman Partners Mid Cap Value
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  17.59%
      Since Inception of the Fund.......................................  17.17%

  For purchase payment allocated to the Putnam Large Cap Growth Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Fund....................................... -48.56%

  For purchase payment allocated to the Morgan Stanley EAFE Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -24.38%
      Since Inception of the Fund.......................................  -1.36%

  For purchase payment allocated to the Putnam International Stock Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -20.02%
      5 Years...........................................................  -1.09%
      Since Inception of the Fund.......................................  -1.11%

  For purchase payment allocated to the Russell 2000 Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -13.87%
      Since Inception of the Fund.......................................   2.51%

  For purchase payment allocated to the State Street Research Investment Trust
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -16.21%
      5 Years...........................................................  12.95%
      10 Years..........................................................  13.42%
      Since Inception of the Fund.......................................  12.03%

  For purchase payment allocated to the Lord Abbett Bond Debenture Portfolio*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -9.34%
      Since Inception of the Fund.......................................   2.91%

  For purchase payment allocated to the American Funds Growth Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -5.73%
      5 Years...........................................................  22.05%
      10 Years..........................................................  18.29%
      Since Inception of the Fund.......................................  17.98%

  For purchase payment allocated to the American Funds Growth-Income Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.31%
      5 Years...........................................................  11.42%
      10 Years..........................................................  11.59%
      Since Inception of the Fund.......................................  11.68%

  For purchase payment allocated to the American Funds Global Small
Capitalization Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -26.37%
      Since Inception of the Fund.......................................  13.86%

--------

 * The performance shown for the Lord Abbett Bond Debenture Portfolio's Class B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

BONUS CLASS

              FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES

                              (NON-STANDARD)

  For purchase payment allocated to the Back Bay Advisors Money Market Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  -2.02%
      5 Years.........................................................   0.23%
      10 years........................................................   0.23%
      Since Inception of the Fund.....................................   1.89%

  For purchase payment allocated to the Back Bay Advisors Bond Income Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  -0.06%
      5 Years.........................................................   1.32%
      10 years........................................................   4.51%
      Since Inception of the Fund.....................................   5.68%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  -0.92%
      5 Years.........................................................   2.34%
      Since Inception of the Fund.....................................   3.80%

  For purchase payment allocated to the Salomon Brothers U.S. Government Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................   2.37%
      5 years.........................................................   0.92%
      Since Inception of the Fund.....................................   2.32%

  For purchase payment allocated to the Balanced Series*

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -10.20%
      5 Years.........................................................   2.04%
      Since Inception of the Fund.....................................   4.70%

  For purchase payment allocated to the Alger Equity Growth Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -22.20%
      5 Years.........................................................  15.41%
      Since Inception of the Fund.....................................  18.50%

  For purchase payment allocated to the Davis Venture Value Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................   1.40%
      5 Years.........................................................  15.84%
      Since Inception of the Fund.....................................  17.58%

--------

 * Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value Series*

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  12.58%
      5 Years.........................................................   4.88%
      Since Inception of the Fund.....................................   7.74%

  For purchase payment allocated to the Loomis Sayles Small Cap Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  -2.90%
      5 Years.........................................................  13.23%
      Since Inception of the Fund.....................................  12.40%

  For purchase payment allocated to the MFS Investors Trust Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................  -8.45%
      Since Inception of the Fund.....................................  -6.06%

  For purchase payment allocated to the MFS Research Managers Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -11.99%
      Since Inception of the Fund.....................................   1.90%

  For purchase payment allocated to the Westpeak Growth and Income Series

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -13.50%
      5 Years.........................................................  11.16%
      Since Inception of the Fund.....................................  12.21%

  For purchase payment allocated to the Lehman Brothers Aggregate Bond Index
Portfolio

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year..........................................................   3.29%
      Since Inception of the Fund.....................................  -2.71%

  For purchase payment allocated to the Janus Mid Cap Portfolio

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -40.18%
      Since Inception of the Fund.....................................  25.42%

  For purchase payment allocated to the MetLife Stock Index Portfolio

                          PERIOD ENDING DECEMBER 31, 2000
                          -------------------------------
      1 Year.......................................................... -17.87%
      5 Years.........................................................  13.78%
      10 Years........................................................  13.27%
      Since Inception of the Fund.....................................  12.20%

--------

* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

  For purchase payment allocated to the Neuberger Berman Partners Mid Cap Value Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  20.38%
      Since Inception of the Fund.......................................  18.43%

  For purchase payment allocated to the Putnam Large Cap Growth Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Fund....................................... -47.32%

  For purchase payment allocated to the Morgan Stanley EAFE Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -23.12%
      Since Inception of the Fund.......................................  -0.51%

  For purchase payment allocated to the Putnam International Stock Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -18.61%
      5 Years...........................................................  -0.92%
      Since Inception of the Fund.......................................   1.23%

  For purchase payment allocated to the Russell 2000 Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -12.23%
      Since Inception of the Fund.......................................   3.45%

  For purchase payment allocated to the State Street Research Investment Trust
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -14.66%
      5 Years...........................................................  13.30%
      10 Years..........................................................  13.51%
      Since Inception of the Fund.......................................  10.63%

  For purchase payment allocated to the Lord Abbett Bond Debenture Portfolio*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -7.54%
      Since Inception of the Fund.......................................   3.18%

  For purchase payment allocated to the American Funds Growth Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -3.80%
      5 Years...........................................................  22.50%
      10 Years..........................................................  18.38%
      Since Inception of the Fund.......................................  15.07%

  For purchase payment allocated to the American Funds Growth-Income Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.26%
      5 Years...........................................................  11.75%
      10 Years..........................................................  11.68%
      Since Inception of the Fund.......................................  11.57%

  For purchase payment allocated to the American Funds Global Small
Capitalization Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -25.19%
      Since Inception of the Fund.......................................  14.75%

--------

 * The performance shown for the Lord Abbett Bond Debenture Portfolio's Class B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

C CLASS

              FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES

                              (NON-STANDARD)

  For purchase payment allocated to the Back Bay Advisors Money Market Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   1.02%
      5 Years...........................................................   0.19%
      10 years..........................................................  -0.30%
      Since Inception of the Fund.......................................   1.54%

  For purchase payment allocated to the Back Bay Advisors Bond Income Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   2.90%
      5 Years...........................................................   1.25%
      10 years..........................................................   4.00%
      Since Inception of the Fund.......................................   5.35%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   2.07%
      5 Years...........................................................   2.23%
      Since Inception of the Fund.......................................   3.50%

  For purchase payment allocated to the Salomon Brothers U.S. Government Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   5.24%
      5 years...........................................................   0.86%
      Since Inception of the Fund.......................................   2.05%

  For purchase payment allocated to the Balanced Series*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -6.85%
      5 Years...........................................................   1.95%
      Since Inception of the Fund.......................................   4.38%

  For purchase payment allocated to the Alger Equity Growth Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -18.38%
      5 Years...........................................................  14.92%
      Since Inception of the Fund.......................................  17.91%

  For purchase payment allocated to the Davis Venture Value Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   4.31%
      5 Years...........................................................  15.34%
      Since Inception of the Fund.......................................  17.00%

--------

 * Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value Series*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  15.06%
      5 Years...........................................................   4.68%
      Since Inception of the Fund.......................................   7.23%

  For purchase payment allocated to the Loomis Sayles Small Cap Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   0.17%
      5 Years...........................................................  12.80%
      Since Inception of the Fund.......................................  11.92%

  For purchase payment allocated to the MFS Investors Trust Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -5.16%
      Since Inception of the Fund.......................................  -4.06%

  For purchase payment allocated to the MFS Research Managers Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -8.56%
      Since Inception of the Fund.......................................   3.51%

  For purchase payment allocated to the Westpeak Growth and Income Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -10.02%
      5 Years...........................................................  10.79%
      Since Inception of the Fund.......................................  11.66%

  For purchase payment allocated to the Lehman Brothers Aggregate Bond Index
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   6.13%
      Since Inception of the Fund.......................................  -1.31%

  For purchase payment allocated to the Janus Mid Cap Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -35.67%
      Since Inception of the Fund.......................................  24.92%

  For purchase payment allocated to the MetLife Stock Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -14.23%
      5 Years...........................................................  13.34%
      10 Years..........................................................  12.75%
      Since Inception of the Fund.......................................  11.70%

--------

* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

  For purchase payment allocated to the Neuberger Berman Partners Mid Cap Value Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  22.56%
      Since Inception of the Fund.......................................  18.81%

  For purchase payment allocated to the Putnam Large Cap Growth Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Fund....................................... -42.58%

  For purchase payment allocated to the Morgan Stanley EAFE Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -19.27%
      Since Inception of the Fund.......................................   0.78%

  For purchase payment allocated to the Putnam International Stock Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -14.93%
      5 Years...........................................................  -0.91%
      Since Inception of the Fund.......................................   0.70%

  For purchase payment allocated to the Russell 2000 Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -8.80%
      Since Inception of the Fund.......................................   4.54%

  For purchase payment allocated to the State Street Research Investment Trust
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -11.13%
      5 Years...........................................................  12.86%
      10 Years..........................................................  13.00%
      Since Inception of the Fund.......................................  10.31%

  For purchase payment allocated to the Lord Abbett Bond Debenture Portfolio*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.28%
      Since Inception of the Fund.......................................   3.21%

  For purchase payment allocated to the American Funds Growth Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.69%
      5 Years...........................................................  21.85%
      10 Years..........................................................  17.85%
      Since Inception of the Fund.......................................  14.74%

  For purchase payment allocated to the American Funds Growth-Income Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   2.71%
      5 Years...........................................................  11.35%
      10 Years..........................................................  11.16%
      Since Inception of the Fund.......................................  11.25%

  For purchase payment allocated to the American Funds Global Small
Capitalization Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -21.26%
      Since Inception of the Fund.......................................  15.05%

--------

 * The performance shown for the Lord Abbett Bond Debenture Portfolio's Class B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

L CLASS

              FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES

                              (NON-STANDARD)

  For purchase payment allocated to the Back Bay Advisors Money Market Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.27%
      5 Years...........................................................   0.30%
      10 years..........................................................  -0.18%
      Since Inception of the Fund.......................................   1.67%

  For purchase payment allocated to the Back Bay Advisors Bond Income Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.39%
      5 Years...........................................................   1.36%
      10 years..........................................................   4.12%
      Since Inception of the Fund.......................................   5.48%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -3.22%
      5 Years...........................................................   2.34%
      Since Inception of the Fund.......................................   3.61%

  For purchase payment allocated to the Salomon Brothers U.S. Government Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.05%
      5 years...........................................................   0.97%
      Since Inception of the Fund.......................................   2.16%

  For purchase payment allocated to the Balanced Series*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -12.15%
      5 Years...........................................................   2.06%
      Since Inception of the Fund.......................................   4.49%

  For purchase payment allocated to the Alger Equity Growth Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -23.70%
      5 Years...........................................................  15.04%
      Since Inception of the Fund.......................................  18.04%

  For purchase payment allocated to the Davis Venture Value Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.98%
      5 Years...........................................................  15.46%
      Since Inception of the Fund.......................................  17.12%

--------

 * Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value Series*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   9.77%
      5 Years...........................................................   4.79%
      Since Inception of the Fund.......................................   7.35%

  For purchase payment allocated to the Loomis Sayles Small Cap Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -5.13%
      5 Years...........................................................  12.91%
      Since Inception of the Fund.......................................  12.04%

  For purchase payment allocated to the MFS Investors Trust Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -10.46%
      Since Inception of the Fund.......................................  -7.32%

  For purchase payment allocated to the MFS Research Managers Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -13.87%
      Since Inception of the Fund.......................................   0.43%

  For purchase payment allocated to the Westpeak Growth and Income Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -15.33%
      5 Years...........................................................  10.90%
      Since Inception of the Fund.......................................  11.78%

  For purchase payment allocated to the Lehman Brothers Aggregate Bond Index
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   0.84%
      Since Inception of the Fund.......................................  -3.36%

  For purchase payment allocated to the Janus Mid Cap Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -41.00%
      Since Inception of the Fund.......................................  25.05%

  For purchase payment allocated to the MetLife Stock Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -19.54%
      5 Years...........................................................  13.46%
      10 Years..........................................................  12.87%
      Since Inception of the Fund.......................................  11.82%

--------

* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

  For purchase payment allocated to the Neuberger Berman Partners Mid Cap Value Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  17.28%
      Since Inception of the Fund.......................................  17.20%

  For purchase payment allocated to the Putnam Large Cap Growth Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Fund....................................... -48.69%

  For purchase payment allocated to the Morgan Stanley EAFE Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -24.59%
      Since Inception of the Fund.......................................  -1.21%

  For purchase payment allocated to the Putnam International Stock Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -20.24%
      5 Years...........................................................  -0.80%
      Since Inception of the Fund.......................................   0.82%

  For purchase payment allocated to the Russell 2000 Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -14.11%
      Since Inception of the Fund.......................................   2.63%

  For purchase payment allocated to the State Street Research Investment Trust
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -16.44%
      5 Years...........................................................  12.98%
      10 Years..........................................................  13.12%
      Since Inception of the Fund.......................................  10.43%

  For purchase payment allocated to the Lord Abbett Bond Debenture Portfolio*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -9.59%
      Since Inception of the Fund.......................................   3.32%

  For purchase payment allocated to the American Funds Growth Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -5.99%
      5 Years...........................................................  21.97%
      10 Years..........................................................  17.97%
      Since Inception of the Fund.......................................  14.87%

  For purchase payment allocated to the American Funds Growth-Income Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.58%
      5 Years...........................................................  11.47%
      10 Years..........................................................  11.28%
      Since Inception of the Fund.......................................  11.37%

  For purchase payment allocated to the American Funds Global Small
Capitalization Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -26.58%
      Since Inception of the Fund.......................................  13.83%

--------

 * The performance shown for the Lord Abbett Bond Debenture Portfolio's Class B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

P CLASS

              FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES

                              (NON-STANDARD)

  For purchase payment allocated to the Back Bay Advisors Money Market Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -5.71%
      5 Years...........................................................  -0.21%
      10 years..........................................................   0.23%
      Since Inception of the Fund.......................................   2.11%

  For purchase payment allocated to the Back Bay Advisors Bond Income Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -3.55%
      5 Years...........................................................   1.18%
      10 years..........................................................   4.82%
      Since Inception of the Fund.......................................   6.21%

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.65%
      5 Years...........................................................   1.91%
      Since Inception of the Fund.......................................   3.53%

  For purchase payment allocated to the Salomon Brothers U.S. Government Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -1.47%
      5 years...........................................................   0.49%
      Since Inception of the Fund.......................................   2.05%

  For purchase payment allocated to the Balanced Series*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -13.62%
      5 Years...........................................................   1.62%
      Since Inception of the Fund.......................................   4.43%

  For purchase payment allocated to the Alger Equity Growth Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -25.20%
      5 Years...........................................................  14.95%
      Since Inception of the Fund.......................................  18.23%

  For purchase payment allocated to the Davis Venture Value Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -2.41%
      5 Years...........................................................  15.39%
      Since Inception of the Fund.......................................  17.30%

--------

 * Wellington Management Company, LLP became the sub-adviser on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value Series*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................   8.39%
      5 Years...........................................................   4.44%
      Since Inception of the Fund.......................................   7.55%

  For purchase payment allocated to the Loomis Sayles Small Cap Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -6.57%
      5 Years...........................................................  12.78%
      Since Inception of the Fund.......................................  12.18%

  For purchase payment allocated to the MFS Investors Trust Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -11.92%
      Since Inception of the Fund.......................................  -8.09%

  For purchase payment allocated to the MFS Research Managers Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -15.34%
      Since Inception of the Fund.......................................  -0.26%

  For purchase payment allocated to the Westpeak Growth and Income Series

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -16.81%
      5 Years...........................................................  10.72%
      Since Inception of the Fund.......................................  12.04%

  For purchase payment allocated to the Lehman Brothers Aggregate Bond Index
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -0.58%
      Since Inception of the Fund.......................................  -4.29%

  For purchase payment allocated to the Janus Mid Cap Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -42.57%
      Since Inception of the Fund.......................................  24.63%

  For purchase payment allocated to the MetLife Stock Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -21.03%
      5 Years...........................................................  13.33%
      10 Years..........................................................  13.29%
      Since Inception of the Fund.......................................  12.25%

--------

* Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

  For purchase payment allocated to the Neuberger Berman Partners Mid Cap Value Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  15.92%
      Since Inception of the Fund.......................................  16.59%

  For purchase payment allocated to the Putnam Large Cap Growth Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      Since Inception of the Fund....................................... -49.37%

  For purchase payment allocated to the Morgan Stanley EAFE Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -26.09%
      Since Inception of the Fund.......................................  -2.11%

  For purchase payment allocated to the Putnam International Stock Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -21.73%
      5 Years...........................................................  -1.35%
      Since Inception of the Fund.......................................   1.23%

  For purchase payment allocated to the Russell 2000 Index Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -15.58%
      Since Inception of the Fund.......................................   1.80%

  For purchase payment allocated to the State Street Research Investment Trust
Portfolio

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -17.92%
      5 Years...........................................................  12.85%
      10 Years..........................................................  13.54%
      Since Inception of the Fund.......................................  10.86%

  For purchase payment allocated to the Lord Abbett Bond Debenture Portfolio*

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -11.04%
      Since Inception of the Fund.......................................   2.68%

  For purchase payment allocated to the American Funds Growth Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -7.43%
      5 Years...........................................................  22.02%
      10 Years..........................................................  18.41%
      Since Inception of the Fund.......................................  15.30%

  For purchase payment allocated to the American Funds Growth-Income Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................  -4.01%
      5 Years...........................................................  11.30%
      10 Years..........................................................  11.71%
      Since Inception of the Fund.......................................  11.80%

  For purchase payment allocated to the American Funds Global Small
Capitalization Fund

                           PERIOD ENDING DECEMBER 31, 2000
                           -------------------------------
      1 Year............................................................ -28.09%
      Since Inception of the Fund.......................................  13.44%

--------

 * The performance shown for the Lord Abbett Bond Debenture Portfolio's Class B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

  The following chart illustrates how the average annual total return for each Class was determined for the five year period ending December 31, 2000 for the subaccount investing in the Back Bay Advisors Bond Income Series based on the assumptions used above. The units column below shows the number of accumulation units hypothetically purchased by the $1,000 investment in the Series in the first year. The units are reduced on each Contract anniversary to reflect the deduction of the $30 Contract Administrative Fee. The illustration assumes no premium tax charge is deducted.

  The unit values of the subaccounts reflect the change in the net asset value of the underlying Eligible Funds plus the reinvestment of dividends from net investment income and of distributions from net realized gains, if any. The unit values also reflect the deduction of the Asset-Based Insurance Charge for each Class.

  STANDARD CLASS

                                                                      AVERAGE
                                         UNIT   CONTRACT  SURRENDER ANNUAL TOTAL
   DATE                        UNITS    VALUE     VALUE     VALUE      RETURN
   ----                       -------- -------- --------- --------- ------------
   December 31, 1995......... 345.9360 2.890708 $1,000.00       --       --
   December 31, 1996......... 335.8384 2.970990    997.77 $  943.91    -5.61
   December 31, 1997......... 326.5716 3.237370  1,057.23  1,003.23     0.16
   December 31, 1998......... 317.9236 3.469011  1,102.88  1,057.88     1.89
   December 31, 1999......... 309.0816 3.392890  1,048.68  1,012.68     0.32
   December 31, 2000......... 300.7613 3.605648  1,084.44  1,057.44     1.12

  BONUS CLASS

                                                                      AVERAGE
                                         UNIT   CONTRACT  SURRENDER ANNUAL TOTAL
   DATE                        UNITS    VALUE     VALUE     VALUE      RETURN
   ----                       -------- -------- --------- --------- ------------
   December 31, 1995......... 375.6611 2.768453 $1,040.00       --       --
   December 31, 1996......... 365.0803 2.835316  1,035.12 $  963.12    -3.69
   December 31, 1997......... 355.3360 3.078740  1,093.99  1,021.99     1.09
   December 31, 1998......... 346.2106 3.287508  1,138.17  1,075.17     2.45
   December 31, 1999......... 336.8477 3.204133  1,079.30  1,025.30     0.63
   December 31, 2000......... 328.0065 3.393193  1,112.99  1,067.99     1.32

  C CLASS

                                                                      AVERAGE
                                         UNIT   CONTRACT  SURRENDER ANNUAL TOTAL
   DATE                        UNITS    VALUE     VALUE     VALUE      RETURN
   ----                       -------- -------- --------- --------- ------------
   December 31, 1995......... 361.2126 2.768453 $1,000.00       --       --
   December 31, 1996......... 350.6318 2.835316    994.15 $  994.15    -0.58
   December 31, 1997......... 340.8875 3.078740  1,049.50  1,049.50     2.45
   December 31, 1998......... 331.7621 3.287508  1,090.67  1,090.67     2.94
   December 31, 1999......... 322.3992 3.204133  1,033.01  1,033.01     0.82
   December 31, 2000......... 313.5580 3.393193  1,063.96  1,063.96     1.25

  L CLASS

                                                                      AVERAGE
                                         UNIT   CONTRACT  SURRENDER ANNUAL TOTAL
   DATE                        UNITS    VALUE     VALUE     VALUE      RETURN
   ----                       -------- -------- --------- --------- ------------
   December 31, 1995......... 356.7798 2.802849 $1,000.00       --       --
   December 31, 1996......... 346.3394 2.873440    995.19 $  941.47    -5.85
   December 31, 1997......... 336.7340 3.123257  1,051.71  1,006.71     0.33
   December 31, 1998......... 327.7476 3.338381  1,094.15  1,094.15     3.04
   December 31, 1999......... 318.5366 3.256972  1,037.46  1,037.46     0.92
   December 31, 2000......... 309.8475 3.452590  1,069.78  1,069.78     1.36

  P CLASS

                                                                      AVERAGE
                                         UNIT   CONTRACT  SURRENDER ANNUAL TOTAL
   DATE                        UNITS    VALUE     VALUE     VALUE      RETURN
   ----                       -------- -------- --------- --------- ------------
   December 31, 1995......... 331.3071 3.018347 $1,000.00       --       --
   December 31, 1996......... 321.6709 3.113250  1,001.44 $  929.44    -7.06
   December 31, 1997......... 312.8584 3.404265  1,065.05    993.05    -0.35
   December 31, 1998......... 304.6629 3.660529  1,115.23  1,052.23     1.71
   December 31, 1999......... 296.3129 3.592823  1,064.60  1,010.60     0.26
   December 31, 2000......... 288.4834 3.831633  1,105.36  1,060.36     1.18

  The following charts illustrate what would have been the growth and value of a $10,000 purchase payment for each Class if it had been invested in each of the Eligible Funds on the first day of the first month after those Eligible Funds became available: (i) for the following Series of the Zenith Fund:
September 1, 1983 for Back Bay Advisors Money Market Series and Back Bay Advisors Bond Income Series; November 1, 1994 for Salomon Brothers Strategic Bond Opportunities Series, Salomon Brothers U.S. Government Series, Balanced Series, Alger Equity Growth Series and Davis Venture Value Series; May 1, 1993 for Harris Oakmark Mid Cap Value Series; May 2, 1994 for Loomis Sayles Small Cap Series; May 1, 1999 for MFS Investors Trust Series and MFS Research Managers; and May 1, 1993 for Westpeak Growth and Income Series; (ii) for the following Portfolios of the Metropolitan Series Fund: December 1, 1998 for Lehman Brothers Aggregate Bond Index Portfolio; March 3, 1997 for Janus Mid Cap Portfolio; May 1, 1990 for MetLife Stock Index Portfolio; December 1, 1998 for Neuberger Berman Partners Mid Cap Value Portfolio; May 1, 2000 for Putnam Large Cap Growth Portfolio; December 1, 1998 for Morgan Stanley EAFE Index Portfolio; May 1, 1991 for Putnam International Stock Portfolio; December 1, 1998 for Russell 2000 Index Portfolio; and July 1, 1983 for State Street Research Investment Trust Portfolio (performance figures for the period from June 24, 1983 through September 6, 1994 are based on month-end Net Asset Values, as daily Net Asset Value information is not available); (iii) for the following Portfolio of Met Investors Series: May 1, 1996 for Lord Abbett Bond Debenture Portfolio; and (iv) for the American Funds: February 8, 1984 for American Funds Growth Fund and American Funds Growth-Income Fund; and May 1, 1998 for American Funds Global Small Capitalization Fund. The figures shown do not reflect the deduction of any premium tax charge on surrender. For each Class during the period when the Withdrawal Charge applies, the percentage return on surrender value from year to year (after the 1st year) will be greater than the percentage return on Contract Value for the same years. This is because the percentage return on surrender value reflects not only investment experience but also the annual reduction in the applicable Withdrawal Charge. In the first chart, the Contract Value and withdrawal value on each date shown are calculated in the manner described in the preceding illustrations of average annual total return, assuming that no premium tax charge is deducted on withdrawal.

  In the second and third charts, the difference between the Contract Value or withdrawal value at the beginning and at the end of each year is divided by the beginning Contract Value or withdrawal value to arrive at the annual percentage change. The cumulative return information set forth in these charts is determined by taking the difference between the $10,000 investment and the ending Contract Value or withdrawal value and dividing it by $10,000. The annual effective rate of return for each Class in this illustration is calculated in the same manner as the average annual total return described in the preceding illustration, assuming that no premium tax charge is deducted on withdrawal.

                    $10,000 SINGLE PURCHASE PAYMENT CONTRACT

                   INVESTMENT RESULTS -- STANDARD CLASS

                                                                CONTRACT VALUE(1)
                         -----------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $10,245.13 $10,325.28
 1984...................  11,115.91  11,391.80
 1985...................  11,795.04  13,263.14
 1986...................  12,348.61  14,935.51
 1987...................  12,895.94  14,978.69
 1988...................  13,594.41  15,919.97
 1989...................  14,564.96  17,537.51
 1990...................  15,453.05  18,592.51
 1991...................  16,098.14  21,520.44
 1992...................  16,388.89  22,844.72
 1993...................  16,553.11  25,248.68                                                            $11,347.29
 1994...................  16,882.34  23,949.87  $ 9,834.48   $10,033.64 $ 9,963.87  $ 9,690.61 $ 9,624.63  11,101.31
 1995...................  17,505.43  28,492.63   11,519.29    11,322.91  12,201.35   14,146.20  13,158.62  14,198.83
 1996...................  18,051.41  29,252.34   12,926.09    11,475.36  14,000.54   15,718.00  16,246.99  16,391.64
 1997...................  18,654.90  31,843.94   14,092.55    12,212.86  15,969.24   19,390.51  21,309.58  18,882.64
 1998...................  19,266.01  34,091.18   14,112.99    12,894.53  17,106.39   28,143.81  23,943.65  17,535.09
 1999...................  19,841.58  33,312.66   14,050.11    12,683.58  15,941.70   37,096.23  27,651.62  17,279.79
 2000...................  20,681.32  35,370.87   14,783.66    13,746.39  15,352.20   31,471.86  29,746.26  20,437.61

                                                             CONTRACT VALUE(1)
                    ----------------------------------------------------------------------------------------------------
                                                      WESTPEAK                             LEHMAN
                      LOOMIS      MFS        MFS       GROWTH      PUTNAM                 BROTHERS   METLIFE    PUTNAM
                      SAYLES   INVESTORS   RESEARCH     AND     INTERNATIONAL   JANUS    AGGREGATE    STOCK    LARGE CAP
                    SMALL CAP    TRUST     MANAGERS    INCOME       STOCK      MID CAP   BOND INDEX   INDEX     GROWTH
                    ---------- ---------- ---------- ---------- ------------- ---------- ---------- ---------- ---------
As of December 31:
 1983..............
 1984..............
 1985..............
 1986..............
 1987..............
 1988..............
 1989..............
 1990..............                                                                                 $10,071.88
 1991..............                                              $ 9,735.67                          12,813.12
 1992..............                                                8,571.71                          13,491.39
 1993..............                                  $11,298.09   12,346.42                          14,496.44
 1994.............. $ 9,571.68                        10,949.41   12,814.55                          14,380.65
 1995..............  12,095.50                        14,662.03   12,680.80                          19,309.09
 1996..............  15,512.31                        16,996.51   12,219.50                          23,236.68
 1997..............  19,013.41                        22,277.43   11,706.18   $12,639.04             30,134.64
 1998..............  18,359.24                        27,239.41   14,081.64    16,999.49 $10,002.08  37,936.19
 1999..............  23,752.04 $10,172.13 $11,850.15  29,269.45   16,105.45    37,177.98   9,664.11  45,002.24
 2000..............  24,561.53   9,957.35  11,202.97  27,280.54   14,206.78    25,104.08  10,552.73  40,062.94 $7,217.72

                                                               CONTRACT VALUE(1)
                         ----------------------------------------------------------------------------------------------
                                                            NEUBERGER
                                               STATE STREET   BERMAN      LORD                 AMERICAN
                           MORGAN                RESEARCH    PARTNERS    ABBETT    AMERICAN     FUNDS    AMERICAN FUNDS
                          STANLEY    RUSSELL    INVESTMENT   MID CAP      BOND       FUNDS     GROWTH-    GLOBAL SMALL
                         EAFE INDEX 2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH      INCOME   CAPITALIZATION
                         ---------- ---------- ------------ ---------- ---------- ----------- ---------- --------------
As of December 31:
 1983...................                        $ 9,644.10
 1984...................                          9,496.66                        $ 10,028.62 $10,726.13
 1985...................                         12,546.30                          11,771.12  14,394.20
 1986...................                         13,565.82                          15,004.82  17,196.53
 1987...................                         14,262.41                          15,864.91  16,922.60
 1988...................                         15,468.99                          17,780.95  18,927.69
 1989...................                         20,058.58                          22,818.25  23,218.46
 1990...................                         18,622.29                          21,344.45  22,127.93
 1991...................                         24,312.05                          27,840.72  26,861.80
 1992...................                         26,617.74                          30,191.79  28,373.07
 1993...................                         29,891.98                          34,380.92  31,185.58
 1994...................                         28,393.54                          33,834.71  31,163.99
 1995...................                         37,109.49                          44,151.71  40,580.49
 1996...................                         44,510.44             $11,167.22   49,016.44  47,179.42
 1997...................                         56,124.87              12,657.02   62,481.30  58,164.94
 1998................... $10,541.80 $10,573.93   70,661.30  $10,527.84  13,184.79   82,997.15  67,462.66   $10,127.58
 1999...................  12,909.41  12,722.70   82,225.36   12,137.73  13,370.64  128,227.66  73,683,99    18,996.35
 2000...................  10,816.23  11,994.89   75,777.45   15,260.73  13,215.35  131,616.36  78,135.24    15,559.32

                                                             WITHDRAWAL VALUE(1)
                         -------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $ 9,497.97 $ 9,572.51
 1984...................  10,545.91  10,821.80
 1985...................  11,225.04  12,693.14
 1986...................  11,868.61  14,455.51
 1987...................  12,505.94  14,588.69
 1988...................  13,294.41  15,619.97
 1989...................  14,354.96  17,327.51
 1990...................  15,423.05  18,562.51
 1991...................  16,068.14  21,490.44
 1992...................  16,358.89  22,814.72
 1993...................  16,523.11  25,218.68                                                            $10,522.98
 1994...................  16,852.34  23,919.87  $ 9,116.06   $ 9,301.29 $ 9,236.39  $ 8,982.27 $ 8,920.90  10,531.31
 1995...................  17,475.43  28,462.63   10,949.29    10,752.91  11,631.35   13,576.20  12,588.62  13,628.83
 1996...................  18,021.41  29,222.34   12,356.09    10,905.36  13,430.54   15,148.00  15,676.99  15,911.64
 1997...................  18,624.90  31,813.94   13,612.55    11,732.86  15,489.24   18,910.51  20,829.58  18,492.64
 1998...................  19,236.01  34,061.18   13,722.99    12,504.53  16,716.39   27,753.81  23,553.65  17,235.09
 1999...................  19,811.58  33,282.66   13,750.11    12,383.58  15,641.70   36,796.23  27,351.62  17,069.79
 2000...................  20,651.32  35,340.87   14,573.66    13,536.39  15,142.20   31,261.86  29,536.26  20,407.61

                                                             WITHDRAWAL VALUE(1)
                      --------------------------------------------------------------------------------------------------
                                                                                           LEHMAN
                        LOOMIS                         WESTPEAK                           BROTHERS
                        SAYLES      MFS       MFS       GROWTH      PUTNAM       JANUS    AGGREGATE  METLIFE    PUTNAM
                        SMALL    INVESTORS  RESEARCH     AND     INTERNATIONAL    MID       BOND      STOCK    LARGE CAP
                         CAP       TRUST    MANAGERS    INCOME       STOCK        CAP       INDEX     INDEX     GROWTH
                      ---------- --------- ---------- ---------- ------------- ---------- --------- ---------- ---------
As of December 31:
 1983................
 1984................
 1985................
 1986................
 1987................
 1988................
 1989................
 1990................                                                                               $ 9,336.85
 1991................                                              $9,024.17                         12,243.12
 1992................                                               8,001.71                         12,921.39
 1993................                                 $10,477.23   11,776.42                         14,016.44
 1994................ $ 8,871.66                       10,379.41   12,334.55                         13,990.65
 1995................  11,525.50                       14,092.03   12,290.80                         19,009.09
 1996................  14,942.31                       16,516.51   11,919.50                         23,026.68
 1997................  18,533.41                       21,887.43   11,496.18   $11,809.04            30,104.64
 1998................  17,969.24                       26,939.41   14,051.64    16,429.49 $9,271.94  37,906.19
 1999................  23,452.04 $9,430.08 $11,020.15  29,059.45   16,075.45    36,607.98  9,094.11  44,972.24
 2000................  24,351.53  9,387.35  10,632.97  27,250.54   14,176.78    24,624.08  9,982.73  40,032.94 $6,682.48

                                                              WITHDRAWAL VALUE(1)
                         ----------------------------------------------------------------------------------------------
                                                            NEUBERGER
                           MORGAN              STATE STREET   BERMAN      LORD                 AMERICAN
                          STANLEY               REASEARCH    PARTNERS    ABBETT    AMERICAN     FUNDS    AMERICAN FUNDS
                            EAFE     RUSSELL    INVESTMENT   MID CAP      BOND       FUNDS     GROWTH-    GLOBAL SMALL
                           INDEX    2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH      INCOME   CAPITALIZATION
                         ---------- ---------- ------------ ---------- ---------- ----------- ---------- --------------
As of December 31:
 1983...................                        $ 8,939.01
 1984...................                          8,926.66                        $  9,296.62 $ 9,945.31
 1985...................                         11,976.30                          11,201.12  13,824.20
 1986...................                         13,085.82                          14,434.82  16,626.53
 1987...................                         13,872.41                          15,384.91  16,442.60
 1988...................                         15,168.99                          17,390.95  18,537.69
 1989...................                         19,848.58                          22,518.25  22,918.46
 1990...................                         18,592.29                          21,134.45  21,917.93
 1991...................                         24,282.05                          27,810.72  26,831.80
 1992...................                         26,587.74                          30,161.79  28,343.07
 1993...................                         29,861.98                          34,350.92  31,155.58
 1994...................                         28,363.54                          33,804.71  31,133.99
 1995...................                         37,079.49                          44,121.71  40,550.49
 1996...................                         44,480.44             $10,355.51   48,986.44  47,149.42
 1997...................                         56,094.87              12,087.02   62,451.30  58,134.94
 1998................... $ 9,773.87 $ 9,803.76   70,631.30  $ 9,760.89  12,614.79   82,967.15  67,432.66   $ 9,388.65
 1999...................  12,339.41  12,152.70   82,195.36   11,567.73  12,890.64  128,197.66  73,653.99    18,426.35
 2000...................  10,246.23  11,424.89   75,747.45   14,690.73  12,825.35  131,586.36  78,105.24    14,989.32

                                      ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................     2.45%    3.25%
 1984...................     8.50    10.33
 1985...................     6.11    16.43
 1986...................     4.69    12.61
 1987...................     4.43     0.29
 1988...................     5.42     6.28
 1989...................     7.14    10.16
 1990...................     6.10     6.02
 1991...................     4.17    15.75
 1992...................     1.81     6.15
 1993...................     1.00    10.52
 1994...................     1.99    -5.14      -1.66%       0.34%      -0.36%    -3.09%  -3.75%
 1995...................     3.69    18.97      17.13       12.85       22.46     45.98   36.72
 1996...................     3.12     2.67      12.21        1.35       14.75     11.11   23.47
 1997...................     3.34     8.86       9.02        6.43       14.06     23.36   31.16
 1998...................     3.28     7.06       0.15        5.58        7.12     45.14   12.36
 1999...................     2.99    -2.28      -0.45       -1.64       -6.81     31.81   15.49
 2000...................     4.23     6.18       5.22        8.38       -3.70    -15.16    7.58
Cumulative Return.......   106.81   253.71      47.84       37.46       53.52    214.72  197.46
Annual Effective Rate of
 Return.................     4.28     7.56       6.55        5.30        7.20     20.44   19.34

                                   ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   -2.64%
 1992...................                                                  -11.96
 1993...................    13.47%                              12.98%     44.04
 1994...................    -2.17   -4.28%                      -3.09       3.79
 1995...................    27.90   26.37                       33.91      -1.04
 1996...................    15.44   28.25                       15.92      -3.64
 1997...................    15.20   22.57                       31.07      -4.20      26.39%
 1998...................    -7.14   -3.44                       22.27      20.29      34.50
 1999...................    -1.46   29.37     1.72%   18.50%     7.45      14.37     118.70
 2000...................    18.27    3.41    -2.11    -5.46     -6.80     -11.79     -32.48
Cumulative Return.......   104.38  145.62    -0.43    12.03    172.81      42.07     151.04
Annual Effective Rate of
 Return.................     9.77   14.43    -0.26     7.05     13.98       3.70      27.17

                                        ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          -----------------------------------------------------------------------------
                                                                                    NEUBERGER
                            LEHMAN            MORGAN           STATE STREET PUTNAM   BERMAN     LORD
                           BROTHERS  METLIFE  STANLEY  RUSSELL   RESEARCH   LARGE   PARTNERS   ABBETT
                          AGGREGATE   STOCK    EAFE     2000    INVESTMENT   CAP     MID CAP    BOND
                          BOND INDEX  INDEX    INDEX    INDEX     TRUST     GROWTH    VALUE   DEBENTURE
                          ---------- -------  -------  ------- ------------ ------  --------- ---------
As of December 31:
 1983...................                                           -3.56%
 1984...................                                           -1.53
 1985...................                                           32.11
 1986...................                                            8.13
 1987...................                                            5.13
 1988...................                                            8.46
 1989...................                                           29.67
 1990...................               0.72%                       -7.16
 1991...................              27.22                        30.55
 1992...................               5.29                         9.48
 1993...................               7.45                        12.30
 1994...................              -0.80                        -5.01
 1995...................              34.27                        30.70
 1996...................              20.34                        19.94                        11.67%
 1997...................              29.69                        26.09                        13.34
 1998...................     0.02%    25.89     5.42%    5.74%     25.90               5.28%     4.17
 1999...................    -3.38     18.63    22.46    20.32      16.37              15.29      1.41
 2000...................     9.20    -10.98   -16.21    -5.72      -7.84    -27.82%   25.73     -1.16
Cumulative Return.......     5.53    300.63     8.16    19.95     657.77    -27.82    52.61     32.15
Annual Effective Rate of
 Return.................     2.62     13.89     3.84     9.13      12.27    -38.60    22.51      6.15


                                             ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          -------------------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN                                     INTERMEDIATE
                          AMERICAN   FUNDS   AMERICAN FUNDS DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-   GLOBAL SMALL  INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................      0.29%    7.26%                     1.35      6.27      14.37       3.95
 1985...................     17.38    34.20                     33.62     31.73      18.06       3.77
 1986...................     27.47    19.47                     27.25     18.66      13.13       1.13
 1987...................      5.73    -1.59                      5.55      5.25       3.66       4.41
 1988...................     12.08    11.85                     16.21     16.61       6.67       4.42
 1989...................     28.33    22.67                     32.24     31.69      12.77       4.65
 1990...................     -6.46    -4.70                     -0.54     -3.10       9.16       6.11
 1991...................     30.44    21.39                     24.25     30.47      14.62       3.06
 1992...................      8.44     5.63                      7.40      7.62       7.17       2.90
 1993...................     13.88     9.91                     16.97     10.08       8.79       2.75
 1994...................     -1.59    -0.07                      5.02      1.32      -1.93       2.67
 1995...................     30.49    30.22                     36.94     37.58      15.33       2.54
 1996...................     11.02    16.26                     28.91     22.96       4.05       3.32
 1997...................     27.47    23.28                     24.91     33.36       7.87       1.83
 1998...................     32.84    15.99        1.28%        18.14     28.52       8.44       1.61
 1999...................     54.50     9.22       87.57         27.21     21.04      -2.15       2.68
 2000...................      2.64     6.04      -18.09         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,216.16   681.35       55.59      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.48    12.94       18.02         16.97     16.07       8.95       3.24

                                     ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................    -5.02%   -4.27%
 1984...................    11.03    13.05
 1985...................     6.44    17.29
 1986...................     5.73    13.88
 1987...................     5.37     0.92
 1988...................     6.30     7.07
 1989...................     7.98    10.93
 1990...................     7.44     7.13
 1991...................     4.18    15.77
 1992...................     1.81     6.16
 1993...................     1.00    10.54
 1994...................     1.99    -5.15      -8.84%      -6.99%      -7.64%   -10.18% -10.79%
 1995...................     3.70    18.99      20.11       15.61       25.93     51.14   41.11
 1996...................     3.12     2.67      12.85        1.42       15.47     11.58   24.53
 1997...................     3.35     8.87      10.17        7.59       15.33     24.84   32.87
 1998...................     3.28     7.06       0.81        6.58        7.92     46.76   13.08
 1999...................     2.99    -2.29       0.20       -0.97       -6.43     32.58   16.12
 2000...................     4.24     6.18       5.99        9.31       -3.19    -15.04    7.99
Cumulative Return.......   106.51   253.41      45.74       35.36       51.42    212.62  195.36
Annual Effective Rate of
 Return.................     4.27     7.56       6.30        5.03        6.96     20.31   19.21

                                  ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   -9.76
 1992...................                                                  -11.33
 1993...................     5.23%                               4.77%     47.17
 1994...................     0.08  -11.28%                      -0.93       4.74
 1995...................    29.41   29.91                       35.77      -0.35
 1996...................    16.75   29.65                       17.20      -3.02
 1997...................    16.22   24.03                       32.52      -3.55      18.09%
 1998...................    -6.80   -3.04                       23.08      22.23      39.13
 1999...................    -0.96   30.51    -5.70%   10.20%     7.87       14.4     122.82
 2000...................    19.55    3.84    -0.45    -3.51     -6.22     -11.81     -32.74
Cumulative Return.......   104.08  143.52    -6.13     6.33    172.51      41.77     146.24
Annual Effective Rate of
 Return.................     9.75   14.28    -3.72     3.75     13.97       3.68      26.53

                                         ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -------------------------------------------------------------------------------
                                                                                      NEUBERGER
                            LEHMAN            MORGAN           STATE STREET            BERMAN     LORD
                           BROTHERS  METLIFE  STANLEY  RUSSELL   RESEARCH    PUTNAM   PARTNERS   ABBETT
                          AGGREGATE   STOCK    EAFE     2000    INVESTMENT  LARGE CAP  MID CAP    BOND
                          BOND INDEX  INDEX    INDEX    INDEX     TRUST      GROWTH     VALUE   DEBENTURE
                          ---------- -------  -------  ------- ------------ --------- --------- ---------
As of December 31:
 1983...................                                          -10.61%
 1984...................                                           -0.14
 1985...................                                           34.16
 1986...................                                            9.26
 1987...................                                            6.01
 1988...................                                            9.35
 1989...................                                           30.85
 1990...................              -6.63%                       -6.33
 1991...................              31.13                        30.60
 1992...................               5.54                         9.50
 1993...................               8.47                        12.31
 1994...................              -0.18                        -5.02
 1995...................              35.87                        30.73
 1996...................              21.14                        19.96                           3.56%
 1997...................              30.74                        26.11                          16.72
 1998...................    -7.28%    25.91    -2.26%   -1.96%     25.91                -2.39%     4.37
 1999...................    -1.92     18.64    26.25    23.96      16.37                18.51      2.19
 2000...................     9.77    -10.98   -16.96    -5.99      -7.84     -33.18%    27.00     -0.51
Cumulative Return.......    -0.17    300.33     2.46    14.25     657.47     -33.18     46.91     28.25
Annual Effective Rate of
 Return.................    -0.08     13.89     1.18     6.61      12.27     -45.28     20.29      5.47

                                        ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -----------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN                                     INTERMEDIATE
                          AMERICAN   FUNDS   AMERICAN FUNDS DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-   GLOBAL SMALL  INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................     -7.03%   -0.55%                     1.35      6.27      14.37       3.95
 1985...................     20.49    39.00                     33.62     31.73      18.06       3.77
 1986...................     28.87    20.27                     27.25     18.66      13.13       1.13
 1987...................      6.58    -1.11                      5.55      5.25       3.66       4.41
 1988...................     13.04    12.74                     16.21     16.61       6.67       4.42
 1989...................     29.48    23.63                     32.24     31.69      12.77       4.65
 1990...................     -6.15    -4.37                     -0.54     -3.10       9.16       6.11
 1991...................     31.59    22.42                     24.25     30.47      14.62       3.06
 1992...................      8.45     5.63                      7.40      7.62       7.17       2.90
 1993...................     13.89     9.92                     16.97     10.08       8.79       2.75
 1994...................     -1.59    -0.07                      5.02      1.32      -1.93       2.67
 1995...................     30.52    30.25                     36.94     37.58      15.33       2.54
 1996...................     11.03    16.27                     28.91     22.96       4.05       3.32
 1997...................     27.49    23.30                     24.91     33.36       7.87       1.83
 1998...................     32.85    15.99       -6.11%        18.14     28.52       8.44       1.61
 1999...................     54.52     9.23       96.26         27.21     21.04      -2.15       2.68
 2000...................      2.64     6.04      -18.65         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,215.86   681.05       49.89      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.48    12.94       16.38         16.97     16.07       8.95       3.24

                 $10,000 SINGLE PURCHASE PAYMENT CONTRACT

                     INVESTMENT RESULTS -- BONUS CLASS

                                                              CONTRACT VALUE(1)
                         -------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $10,642.69 $10,725.95
 1984...................  11,507.83  11,793.47
 1985...................  12,169.26  13,683.89
 1986...................  12,696.78  15,356.41
 1987...................  13,214.01  15,347.78
 1988...................  13,881.73  16,255.96
 1989...................  14,821.57  17,845.84
 1990...................  15,670.55  18,853.41
 1991...................  16,268.05  21,746.60
 1992...................  16,504.10  23,004.18
 1993...................  16,611.38  25,336.28                                                            $11,773.51
 1994...................  16,882.77  23,949.22  $10,222.07   $10,429.09 $10,356.56  $10,072.54 $10,003.95  11,479.27
 1995...................  17,444.83  28,392.58   11,932.71    11,729.29  12,639.21   14,653.62  13,630.75  14,632.28
 1996...................  17,925.38  29,046.75   13,343.85    11,846.33  14,452.93   16,225.45  16,771.74  16,833.47
 1997...................  18,459.67  31,509.40   14,498.09    12,564.51  16,428.57   19,947.52  21,921.98  19,324.78
 1998...................  18,997.40  33,614.80   14,469.17    13,220.25  17,537.76   28,852.20  24,546.56  17,883.49
 1999...................  19,496.10  32,731.88   14,355.06    12,959.20  16,287.24   37,897.96  28,249.61  17,562.08
 2000...................  20,249.84  34,632.53   15,052.49    13,996.75  15,630.87   32,040.43  30,284.35  20,699.68

                                                             CONTRACT VALUE(1)
                    ----------------------------------------------------------------------------------------------------
                     LOOMIS                          WESTPEAK                             LEHMAN
                     SAYLES      MFS        MFS       GROWTH      PUTNAM                 BROTHERS   METLIFE     MORGAN
                      SMALL   INVESTORS   RESEARCH     AND     INTERNATIONAL JANUS MID  AGGREGATE    STOCK     STANLEY
                       CAP      TRUST     MANAGERS    INCOME       STOCK        CAP     BOND INDEX   INDEX    EAFE INDEX
                    --------- ---------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
As of December 31:
 1983..............
 1984..............
 1985..............
 1986..............
 1987..............
 1988..............
 1989..............
 1990..............                                                                                $10,450.30
 1991..............                                             $10,101.41                          13,249.34
 1992..............                                               8,863.57                          13,902.88
 1993..............                                 $11,722.47   12,723.35                          14,887.35
 1994.............. $9,931.47                        11,322.20   13,160.59                          14,717.78
 1995.............. 12,507.75                        15,109.65   12,978.61                          19,693.77
 1996.............. 15,985.67                        17,454.69   12,463.05                          23,616.81
 1997.............. 19,526.29                        22,799.08   11,898.30   $13,106.49             30,521.30
 1998.............. 18,789.24                        27,780.65   14,263.26    17,568.06 $10,399.17  38,289.22 $10,960.33
 1999.............. 24,224.40 $10,554.19 $12,295.25  29,747.32   16,256.61    38,289.67  10,013.76  45,262.72  13,376.27
 2000.............. 24,963.18  10,296.42  11,584.24  27,629.81   14,290.34    25,764.81  10,897.44  40,154.57  11,169.31

                                                               CONTRACT VALUE(1)
                         ---------------------------------------------------------------------------------------------
                                                 NEUBERGER
                                    STATE STREET   BERMAN      LORD                 AMERICAN
                                     REASEARCH    PARTNERS    ABBETT    AMERICAN     FUNDS    AMERICAN FUNDS  PUTNAM
                          RUSSELL    INVESTMENT   MID CAP      BOND       FUNDS     GROWTH-    GLOBAL SMALL  LARGE CAP
                         2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH      INCOME   CAPITALIZATION  GROWTH
                         ---------- ------------ ---------- ---------- ----------- ---------- -------------- ---------
As of December 31:
 1983...................             $10,012.37
 1984...................               9,825.83                        $ 10,397.09 $11,120.25
 1985...................              12,936.95                          12,162.09  14,872.33
 1986...................              13,940.18                          15,450.26  17,706.83
 1987...................              14,605.44                          16,279.45  17,364.53
 1988...................              15,786.40                          18,182,73  19,355.01
 1989...................              20,399.51                          23,253.38  23,660.74
 1990...................              18,872.67                          21,675.61  22,470.80
 1991...................              24,553.36                          28,174.49  27,183.29
 1992...................              26,788.05                          30,447.09  28,612.45
 1993...................              29,978.32                          34,550.81  31,339.12
 1994...................              28,376.35                          33,883.56  31,208.45
 1995...................              36,957.85                          44,061.54  40,496.97
 1996...................              44,172.29             $11,586.78   48,743.96  46,916.47
 1997...................              55,503.76              13,087.91   61,916.87  57,638.65
 1998................... $10,993.73   69,634.98  $10,945.81  13,587.01   81,959.97  66,618.51   $10,508.06
 1999...................  13,182.85   80,747.60   12,576.73  13,731.26  126,183.10  72,507.45    19,643.12
 2000...................  12,386.41   74,155.71   15,758.68  13,525.26  129,066.02  76,619.35    16,033.69   $7,488.99

                                                             WITHDRAWAL VALUE(1)
                         -------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $ 9,812.69 $ 9,895.95
 1984...................  10,757.83  11,043.47
 1985...................  11,419.26  12,933.89
 1986...................  12,036.78  14,696.41
 1987...................  12,644.01  14,777.78
 1988...................  13,401.73  15,775.96
 1989...................  14,431.57  17,455.84
 1990...................  15,460.55  18,643.41
 1991...................  16,058.05  21,536.60
 1992...................  16,474.10  22,974.18
 1993...................  16,581.38  25,306.28                                                            $10,943.51
 1994...................  16,852.77  23,919.22  $ 9,392.07   $ 9,599.09 $ 9,526.56  $ 9,242.54 $ 9,173.95  10,729.27
 1995...................  17,414.83  28,362.58   11,182.71    10,979.29  11,889.21   13,903.62  12,880.75  13,882.28
 1996...................  17,895.38  29,016.75   12,593.85    11,096.33  13,702.93   15,475.45  16,021.74  16,173.47
 1997...................  18,429.67  31,479.40   13,838.09    11,904.51  15,768.57   19,287.52  21,261.98  18,754.78
 1998...................  18,967.40  33,584.80   13,899.17    12,650.25  16,967.76   28,282.20  23,976.56  17,403.49
 1999...................  19,466.10  32,701.88   13,875.06    12,479.20  15,807.24   37,417.96  27,769.61  17,172.08
 2000...................  20,219.84  34,602.53   14,662.49    13,606.75  15,240.87   31,650.43  29,894.35  20,489.68

                                                            WITHDRAWAL VALUE(1)
                    ----------------------------------------------------------------------------------------------------
                                                                                          LEHMAN
                      LOOMIS                         WESTPEAK                            BROTHERS               MORGAN
                      SAYLES      MFS       MFS       GROWTH      PUTNAM       JANUS    AGGREGATE   METLIFE    STANLEY
                      SMALL    INVESTORS  RESEARCH     AND     INTERNATIONAL    MID        BOND      STOCK       EAFE
                       CAP       TRUST    MANAGERS    INCOME       STOCK        CAP       INDEX      INDEX      INDEX
                    ---------- --------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
As of December 31:
 1983..............
 1984..............
 1985..............
 1986..............
 1987..............
 1988..............
 1989..............
 1990..............                                                                                $ 9,620.30
 1991..............                                             $ 9,271.41                          12,499.34
 1992..............                                               8,113.57                          13,152.88
 1993..............                                 $10,892.47   11,973.35                          14,227.35
 1994.............. $ 9,101.47                       10,572.20   12,500.59                          14,147.78
 1995..............  11,757.75                       14,359.65   12,408.61                          19,213.77
 1996..............  15,235.67                       16,794.69   11,983.05                          23,226.81
 1997..............  18,866.29                       22,229.08   11,508.30   $12,276.49             30,311.30
 1998..............  18,219.24                       27,300.65   14,053.26    16,818.06 $ 9,569.17  38,079.22 $10,130.33
 1999..............  23,744.40 $9,724.19 $11,465.25  29,357.32   16,046.61    37,539.67   9,263.76  45,232.72  12,626.27
 2000..............  24,573.18  9,546.42  10,834.24  27,419.81   14,260.34    25,104.81  10,147.44  40,124.57  10,419.31

                                                             WITHDRAWAL VALUE(1)
                         --------------------------------------------------------------------------------------------
                                                 NEUBERGER
                                    STATE STREET   BERMAN      LORD                AMERICAN
                                     REASEARCH    PARTNERS    ABBETT    AMERICAN    FUNDS    AMERICAN FUNDS  PUTNAM
                          RUSSELL    INVESTMENT   MID CAP      BOND      FUNDS     GROWTH-    GLOBAL SMALL  LARGE CAP
                         2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH     INCOME   CAPITALIZATION  GROWTH
                         ---------- ------------ ---------- ---------- ---------- ---------- -------------- ---------
As of December 31:
 1983...................             $ 9,182.37
 1984...................               9,075.83                        $ 9,567.09 $10,290.25
 1985...................              12,186.95                         11,412.09  14,122.33
 1986...................              13,280.18                         14,700.24  16,956.83
 1987...................              14,035.44                         15,619.45  16,704.53
 1988...................              15,306.40                         17,612.73  18,785.01
 1989...................              20,009.51                         22,773.38  23,180.74
 1990...................              18,662.67                         21,285.61  22,080.80
 1991...................              24,343.36                         27,964.49  26,973.29
 1992...................              26,758.05                         30,237.09  28,402.45
 1993...................              29,948.32                         34,520.81  31,309.12
 1994...................              28,346.35                         33,853.56  31,178.45
 1995...................              36,927.85                         44,031.54  40,466.97
 1996...................              44,142.29             $10,756.78  48,713.96  46,886.47
 1997...................              55,473.76              12,337.91  61,886.87  57,608.65
 1998................... $10,163.73   69,604.98  $10,115.81  12,837.01  81,929.97  66,588.51   $ 9,678.06
 1999...................  12,432.85   80,717.60   11,826.73  13,071.26 126,153.10  72,477.45    18,893.12
 2000...................  11,636.41   74,125.71   15,008.68  12,955.26 129,036.02  76,589.35    15,283.69   $6,784.98

                                      ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................     6.43%    7.26%
 1984...................     8.13     9.95
 1985...................     5.75    16.03
 1986...................     4.33    12.22
 1987...................     4.07    -0.06
 1988...................     5.05     5.92
 1989...................     6.77     9.78
 1990...................     5.73     5.65
 1991...................     3.81    15.35
 1992...................     1.45     5.78
 1993...................     0.65    10.14
 1994...................     1.63    -5.47       2.22%       4.29%       3.57%     0.73%   0.04%
 1995...................     3.33    18.55      16.73       12.47       22.04     45.48   36.25
 1996...................     2.75     2.30      11.83        1.00       14.35     10.73   23.04
 1997...................     2.98     8.48       8.65        6.06       13.67     22.94   30.71
 1998...................     2.91     6.68      -0.20        5.22        6.75     44.64   11.97
 1999...................     2.63    -2.63      -0.79       -1.97       -7.13     31.35   15.09
 2000...................     3.87     5.81       4.86        8.01       -4.03    -15.46    7.20
Cumulative Return.......   102.50   246.33      50.52       39.97       56.31    220.40  202.84
Annual Effective Rate of
 Return.................     4.15     7.43       6.86        5.61        7.51     20.79   19.69

                                  ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                         -----------------------------------------------------------------
                          HARRIS  LOOMIS                     WESTPEAK
                         OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                         MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                         VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                         -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   1.01%
 1992...................                                                 -12.25
 1993...................   17.74%                              17.22%     43.55
 1994...................   -2.50   -0.69%                      -3.41       3.44
 1995...................   27.47   25.94                       33.45      -1.38
 1996...................   15.04   27.81                       15.52      -3.97
 1997...................   14.80   22.15                       30.62      -4.53      31.06%
 1998...................   -7.46   -3.77                       21.85      19.88      34.04
 1999...................   -1.80   28.93     5.54%   22.95%     7.08      13.98     117.95
 2000...................   17.87    3.05    -2.44    -5.78     -7.12      -12.1     -32.71
Cumulative Return.......  107.00  149.63     2.96    15.84    176.30      42.90     157.65
Annual Effective of
 Return.................    9.95   14.71     1.77     9.21     14.17       3.76      28.03

                                       ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                         ----------------------------------------------------------------------------
                          LEHMAN                                                  NEUBERGER
                         BROTHERS           MORGAN           STATE STREET PUTNAM   BERMAN     LORD
                         AGGREGATE METLIFE  STANLEY  RUSSELL   RESEARCH   LARGE   PARTNERS   ABBETT
                           BOND     STOCK    EAFE     2000    INVESTMENT   CAP     MID CAP    BOND
                           INDEX    INDEX    INDEX    INDEX     TRUST     GROWTH    VALUE   DEBENTURE
                         --------- -------  -------  ------- ------------ ------  --------- ---------
As of December 31:
 1983...................                                          0.12%
 1984...................                                         -1.86
 1985...................                                         31.66
 1986...................                                          7.75
 1987...................                                          4.77
 1988...................                                          8.09
 1989...................                                         29.22
 1990...................             4.50%                       -7.48
 1991...................            26.78                        30.10
 1992...................             4.93                         9.10
 1993...................             7.08                        11.91
 1994...................            -1.14                        -5.34
 1995...................            33.81                        30.24
 1996...................            19.92                        19.52                        15.87%
 1997...................            29.24                        25.65                        12.96
 1998...................    3.99%   25.45     9.60%    9.94%     25.46               9.46%     3.81
 1999...................   -3.71    18.21    22.04    19.91      15.96              14.90      1.06
 2000...................    8.82   -11.29   -16.50    -6.04      -8.16    -25.11%   25.30     -1.50
Cumulative Return.......    8.97   301.55    11.69    23.86     641.56    -25.11    57.59     35.25
Annual Effective of
 Return.................    4.21    13.92     5.45    10.83      12.13    -35.11    24.41      6.68

                                        ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                         -----------------------------------------------------------------------------
                                                                                   LEHMAN
                                   AMERICAN                                     INTERMEDIATE
                         AMERICAN   FUNDS   AMERICAN FUNDS DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                          FUNDS    GROWTH-   GLOBAL SMALL  INDUSTRIAL  STOCK       CREDIT      PRICE
                          GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                         --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                        5.11%     1.79%      4.51%      1.07%
 1984...................     3.97%   11.20%                     1.35      6.27      14.37       3.95
 1985...................    16.98    33.74                     33.62     31.73      18.06       3.77
 1986...................    27.04    19.06                     27.25     18.66      13.13       1.13
 1987...................     5.37    -1.93                      5.55      5.25       3.66       4.41
 1988...................    11.69    11.46                     16.21     16.61       6.67       4.42
 1989...................    27.89    22.25                     32.24     31.69      12.77       4.65
 1990...................    -6.79    -5.03                     -0.54     -3.10       9.16       6.11
 1991...................    29.98    20.97                     24.25     30.47      14.62       3.06
 1992...................     8.07     5.26                      7.40      7.62       7.17       2.90
 1993...................    13.48     9.53                     16.97     10.08       8.79       2.75
 1994...................    -1.93    -0.42                      5.02      1.32      -1.93       2.67
 1995...................    30.04    29.76                     36.94     37.58      15.33       2.54
 1996...................    10.63    15.85                     28.91     22.96       4.05       3.32
 1997...................    27.02    22.85                     24.91     33.36       7.87       1.83
 1998...................    32.37    15.58        5.08%        18.14     28.52       8.44       1.61
 1999...................    53.96     8.84       86.93         27.21     21.04      -2.15       2.68
 2000...................     2.28     5.67      -18.38         -4.51     -9.11      10.12       3.39
Cumulative Return....... 1,190.66   666.19       60.34      1,414.13  1,223.41     341.86      73.65
Annual Effective of Re-
 turn...................    16.35    12.81       19.35         16.97     16.07       8.95       3.24

                                     ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................    -1.87%   -1.04%
 1984...................     9.63    11.60
 1985...................     6.15    17.12
 1986...................     5.41    13.63
 1987...................     5.04     0.55
 1988...................     5.99     6.75
 1989...................     7.68    10.65
 1990...................     7.13     6.80
 1991...................     3.86    15.52
 1992...................     2.59     6.68
 1993...................     0.65    10.15
 1994...................     1.64    -5.48      -6.08%      -4.01%      -4.73%    -7.57%  -8.26%
 1995...................     3.34    18.58      19.07       14.38       24.80     50.43   40.41
 1996...................     2.76     2.31      12.62        1.07       15.26     11.31   24.39
 1997...................     2.99     8.49       9.88        7.28       15.07     24.63   32.71
 1998...................     2.92     6.69       0.44        6.26        7.60     46.63   12.77
 1999...................     2.63    -2.63      -0.17       -1.35       -6.84     32.30   15.82
 2000...................     3.87     5.81       5.68        9.04       -3.58    -15.41    7.65
Cumulative Return.......   102.20   246.03      46.62       36.07       52.41    216.50  198.94
Annual Effective Rate of
 Return.................     4.15     7.43       6.41        5.12        7.08     20.55   19.44


                                  ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   -7.29%
 1992...................                                                  -12.49
 1993...................     9.44%                               8.92%     47.57
 1994...................    -1.96   -8.99%                      -2.94       4.40
 1995...................    29.39   29.19                       35.82      -0.74
 1996...................    16.50   29.58                       16.96      -3.43
 1997...................    15.96   23.83                       32.36      -3.96      22.76%
 1998...................     7.21   -3.43                       22.82      22.11      36.99
 1999...................    -1.33   30.33    -2.76%   14.65%     7.53      14.18     123.21
 2000...................    19.32    3.49    -1.83    -5.50     -6.60     -11.13     -33.12
Cumulative Return.......   104.90  145.73    -4.54     8.34    174.20      42.60     151.05
Annual Effective Rate of
 Return.................     9.81   14.44    -2.74     4.92     14.06       3.74      27.17

                                          ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ----------------------------------------------------------------------------------
                           LEHMAN                               STATE            NEUBERGER
                          BROTHERS           MORGAN             STREET   PUTNAM   BERMAN     LORD
                          AGGREGATE METLIFE  STANLEY  RUSSELL  RESEARCH  LARGE   PARTNERS   ABBETT
                            BOND     STOCK    EAFE     2000   INVESTMENT  CAP     MID CAP    BOND
                            INDEX    INDEX    INDEX    INDEX    TRUST    GROWTH    VALUE   DEBENTURE
                          --------- -------  -------  ------- ---------- ------  --------- ---------
As of December 31:
 1983...................                                         -8.18%
 1984...................                                         -1.16
 1985...................                                         34.28
 1986...................                                          8.97
 1987...................                                          5.69
 1988...................                                          9.06
 1989...................                                         30.73
 1990...................             -3.80%                      -6.73
 1991...................             29.93                       30.44
 1992...................              5.23                        9.92
 1993...................              8.17                       11.92
 1994...................             -0.56                       -5.35
 1995...................             35.81                       30.27
 1996...................             20.89                       19.54                        7.57%
 1997...................             30.50                       25.67                       14.70
 1998...................    -4.31%   25.63     1.30%    1.64%    25.47              1.16%     4.05
 1999...................    -3.19    18.79    24.64    22.33     15.97             16.91      1.82
 2000...................     9.54   -11.29   -17.48    -6.41     -8.17   -32.15%   26.90     -0.89
Cumulative Return.......     1.47   301.25     4.19    16.36    641.26   -32.15    50.09     29.55
Annual Effective Rate of
 Return.................     0.71    13.91     1.99     7.55     12.13   -44.02    21.53      5.70

                                        ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -----------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN                                     INTERMEDIATE
                          AMERICAN   FUNDS   AMERICAN FUNDS DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-   GLOBAL SMALL  INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................     -4.33%    2.90%                     1.35      6.27      14.37       3.95
 1985...................     19.28    37.24                     33.62     31.73      18.06       3.77
 1986...................     28.81    20.07                     27.25     18.66      13.13       1.13
 1987...................      6.25    -1.49                      5.55      5.25       3.66       4.41
 1988...................     12.76    12.45                     16.21     16.61       6.67       4.42
 1989...................     29.30    23.40                     32.24     31.69      12.77       4.65
 1990...................     -6.53    -4.75                     -0.54     -3.10       9.16       6.11
 1991...................     31.38    22.16                     24.25     30.47      14.62       3.06
 1992...................      8.13     5.30                      7.40      7.62       7.17       2.90
 1993...................     14.17    10.23                     16.97     10.08       8.79       2.75
 1994...................     -1.93    -0.42                      5.02      1.32      -1.93       2.67
 1995...................     30.06    29.79                     36.94     37.58      15.33       2.54
 1996...................     10.63    15.86                     28.91     22.96       4.05       3.32
 1997...................     27.04    22.87                     24.91     33.36       7.87       1.83
 1998...................     32.39    15.59       -3.22%        18.14     28.52       8.44       1.61
 1999...................     53.98     8.84       95.22         27.21     21.04      -2.15       2.68
 2000...................      2.29     5.67      -19.10         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,190.36   665.89       52.84      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.35    12.81       17.23         16.97     16.07       8.95       3.24

                 $10,000 SINGLE PURCHASE PAYMENT CONTRACT

                       INVESTMENT RESULTS -- C CLASS

                                                              CONTRACT VALUE(1)
                         -------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $10,233.35 $10,313.41
 1984...................  11,064.04  11,338.64
 1985...................  11,698.78  13,154.92
 1986...................  12,204.73  14,761.61
 1987...................  12,700.74  14,752.13
 1988...................  13,341.33  15,623.88
 1989...................  14,243.39  17,150.74
 1990...................  15,058.06  18,117.85
 1991...................  15,631.02  20,896.90
 1992...................  15,856.65  22,104.17
 1993...................  15,958.54  24,343.85                                                            $11,320.68
 1994...................  16,218.08  23,009.97  $ 9,828.91   $10,027.97 $ 9,958.23  $ 9,685.13 $ 9,619.18  11,036.58
 1995...................  16,756.81  27,277.84   11,472.57    11,276.99  12,151.89   14,088.89  13,105.30  14,066.63
 1996...................  17,217.21  27,905.09   12,828.12    11,388.35  13,894.47   15,598.95  16,123.97  16,181.50
 1997...................  17,729.20  30,269.72   13,936.58    12,077.60  15,792.58   19,176.13  21,074.10  18,574.97
 1998...................  18,244.45  32,291.06   13,907.59    12,706.77  16,857.61   27,735.07  23,595.90  17,188.66
 1999...................  18,722.18  31,441.71   13,796.73    12,454.69  15,654.44   36,429.25  27,154.29  16,878.66
 2000...................  19,444.79  33,266.24   14,465.84    13,450.65  15,022.42   30,797.68  29,108.96  19,892.85

                                                              CONTRACT VALUE(1)
                    -----------------------------------------------------------------------------------------------------
                      LOOMIS                          WESTPEAK                             LEHMAN
                      SAYLES      MFS        MFS       GROWTH      PUTNAM                 BROTHERS   METLIFE     MORGAN
                      SMALL    INVESTORS   RESEARCH     AND     INTERNATIONAL JANUS MID  AGGREGATE    STOCK     STANLEY
                       CAP       TRUST     MANAGERS    INCOME       STOCK        CAP     BOND INDEX   INDEX    EAFE INDEX
                    ---------- ---------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
As of December 31:
 1983.............
 1984.............
 1985.............
 1986.............
 1987.............
 1988.............
 1989.............
 1990.............                                                                                  $10,048.37
 1991.............                                               $ 9,712.90                          12,738.47
 1992.............                                                 8,521.58                          13,365.58
 1993.............                                   $11,271.60   12,231.15                          14,310.77
 1994.............  $ 9,549.49                        10,885.57   12,650.38                          14,146.58
 1995.............   12,025.30                        14,525.56   12,474.27                          18,928.06
 1996.............   15,367.76                        16,778.67   11,977.64                          22,697.25
 1997.............   18,770.09                        21,914.64   11,433.78   $12,602.40             29,331.50
 1998.............   18,060.57                        26,701.73   13,705.23   $ 9,999.21 $36,795.34 $10,538.78
 1999.............   23,283.37 $10,148.26 $11,822.36  28,590.85   15,619.29    36,811.38   9,627.47  43,495.48 $12,860.55
 2000.............   23,992.33   9,899.27  11,137.65  26,554.56   13,729.05    24,769.49  10,475.88  38,585.72  10,737.50

                                                               CONTRACT VALUE(1)
                         ---------------------------------------------------------------------------------------------
                                                 NEUBERGER
                                    STATE STREET   BERMAN      LORD                 AMERICAN  AMERICAN FUNDS
                                      RESEARCH    PARTNERS    ABBETT    AMERICAN     FUNDS        GLOBAL      PUTNAM
                          RUSSELL    INVESTMENT   MID CAP      BOND       FUNDS     GROWTH-       SMALL      LARGE CAP
                         2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH      INCOME   CAPITALIZATION  GROWTH
                         ---------- ------------ ---------- ---------- ----------- ---------- -------------- ---------
As of December 31:
 1983...................             $ 9,627.28
 1984...................               9,446.68                        $  9,997.20 $10,692.55
 1985...................              12,436.48                          11,693.13  14,298.91
 1986...................              13,399.80                          14,853.08  17,022.78
 1987...................              14,038.30                          15,649.23  16,692.69
 1988...................              15,172.21                          17,477.52  18,604.90
 1989...................              19,604.57                          22,350.12  22,742.41
 1990...................              18,136.22                          20,832.51  21,597.49
 1991...................              23,593.85                          27,077.26  26,125.52
 1992...................              25,739.89                          29,260.13  27,497.85
 1993...................              28,804.07                          33,202.59  30,117.05
 1994...................              27,263.67                          32,560.24  29,990.32
 1995...................              35,507.38                          42,339.25  38,914.82
 1996...................              42,437.39             $11,141.14   46,837.40  45,082.22
 1997...................              53,322.57              12,583.25   59,493.63  55,383.82
 1998................... $10,570.90   66,897.22  $10,524.81  13,061.95   78,750.80  64,011.08   $10,103.91
 1999...................  12,674.53   77,571.71   12,091.75  13,199.48  121,240.65  69,668.27    18,885.73
 2000...................  11,907.58   71,238.04   15,149.76  13,000.31  124,009.55  73,617.90    15,414.58   $7,200.95

                                                              WITHDRAWAL VALUE(1)
                         ---------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                     HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER     DAVIS    OAKMARK
                           MONEY       BOND        BOND         U.S.                 EQUITY    VENTURE   MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)  GROWTH     VALUE    VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- --------- --------- ----------
As of December 31:
 1983................... $10,203.35 $10,283.41
 1984...................  11,034.04  11,308.64
 1985...................  11,668.78  13,124.92
 1986...................  12,174.73  14,731.61
 1987...................  12,670.74  14,722.13
 1988...................  13,311.33  15,593.88
 1989...................  14,213.39  17,120.74
 1990...................  15,028.06  18,087.85
 1991...................  15,601.02  20,866.90
 1992...................  15,826.65  22,074.17
 1993...................  15,928.54  24,313.85                                                          $11,290.68
 1994...................  16,188.08  22,979.97   $9,798.91   $9,997.97   $9,928.23  $9,655.13 $9,589.18  11,006.58
 1995...................  16,726.81  27,247.84   11,442.57   11,246.99   12,121.89  14,058.89 13,075.30  14,036.63
 1996...................  17,187.21  27,875.09   12,798.12   11,358.35   13,864.47  15,568.95 16,093.97  16,151.50
 1997...................  17,699.20  30,239.72   13,906.58   12,047.60   15,762.58  19,146.13 21,044.10  18,544.97
 1998...................  18,214.45  32,261.06   13,877.59   12,676.77   16,827.61  27,705.07 23,565.90  17,158.66
 1999...................  18,692.18  31,411.71   13,766.73   12,424.69   15,624.44  36,399.25 27,124.29  16,848.66
 2000...................  19,414.79  33,236.24   14,435.84   13,420.65   14,992.42  30,767.68 29,078.96  19,862.85

                                                             WITHDRAWAL VALUE(1)
                    -----------------------------------------------------------------------------------------------------
                                                                                           LEHMAN
                      LOOMIS                          WESTPEAK                            BROTHERS               MORGAN
                      SAYLES      MFS        MFS       GROWTH      PUTNAM       JANUS    AGGREGATE   METLIFE    STANLEY
                      SMALL    INVESTORS   RESEARCH     AND     INTERNATIONAL    MID        BOND      STOCK       EAFE
                       CAP       TRUST     MANAGERS    INCOME       STOCK        CAP       INDEX      INDEX      INDEX
                    ---------- ---------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
As of December 31:
 1983.............
 1984.............
 1985.............
 1986.............
 1987.............
 1988.............
 1989.............
 1990.............                                                                                  $10,018.37
 1991.............                                               $ 9,682.90                          12,708.47
 1992.............                                                 8,491.58                          13,335.58
 1993.............                                   $11,241.60   12,201.15                          14,280.77
 1994.............  $ 9,519.49                        10,855.57   12,620.38                          14,116.58
 1995.............   11,995.30                        14,495.56   12,444.27                          18,898.06
 1996.............   15,337.76                        16,748.67   11,947.64                          22,667.25
 1997.............   18,740.09                        21,884.64   11,403.78   $12,572.40             29,301.50
 1998.............   18,030.57                        26,671.73   13,675.23    16,860.92 $ 9,969.21  36,765.34 $10,508.78
 1999.............   23,253.37 $10,118.26 $11,792.36  28,560.85   15,589.29    36,781.38   9,597.47  43,465.48  12,830.55
 2000.............   23,962.33   9,869.27  11,107.65  26,524.56   13,699.05    24,739.49  10,445.88  38,555.72  10,707.50

                                                              WITHDRAWAL VALUE(1)
                         ---------------------------------------------------------------------------------------------
                                                 NEUBERGER
                                    STATE STREET   BERMAN      LORD                 AMERICAN  AMERICAN FUNDS
                                      RESEARCH    PARTNERS    ABBETT    AMERICAN     FUNDS        GLOBAL      PUTNAM
                          RUSSELL    INVESTMENT   MID CAP      BOND       FUNDS     GROWTH-       SMALL      LARGE CAP
                         2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH      INCOME   CAPITALIZATION  GROWTH
                         ---------- ------------ ---------- ---------- ----------- ---------- -------------- ---------
As of December 31:
 1983...................             $ 9,597.28
 1984...................               9,416.68                        $  9,967.20 $10,662.55
 1985...................              12,406.48                          11,663.13  14,268.91
 1986...................              13,369.80                          14,823.08  16,992.78
 1987...................              14,008.30                          15,619.23  16,662.69
 1988...................              15,142.21                          17,447.52  18,574.90
 1989...................              19,574.57                          22,320.12  22,712.41
 1990...................              18,106.22                          20,802.51  21,567.49
 1991...................              23,563.85                          27,047.26  26,095.52
 1992...................              25,709.89                          29,230.13  27,467.85
 1993...................              28,774.07                          33,172.59  30,087.05
 1994...................              27,233.67                          32,530.24  29,960.32
 1995...................              35,477.38                          42,309.25  38,884.82
 1996...................              42,407.39             $11,111.14   46,807.40  45,052.22
 1997...................              53,292.57              12,553.25   59,463.63  55,353.82
 1998................... $10,540.90   66,867.22  $10,494.81  13,031.95   78,720.80  63,981.08   $10,073.91
 1999...................  12,644.53   77,541.71   12,061.75  13,169.48  121,210.65  69,638.27    18,855.73
 2000...................  11,877.58   71,208.04   15,119.76  12,970.31  123,979.55  73,587.90    15,384.58   $7,170.95

                                      ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................    2.33%     3.13%
 1984...................    8.12      9.94
 1985...................    5.74     16.02
 1986...................    4.32     12.21
 1987...................    4.06     -0.06
 1988...................    5.04      5.91
 1989...................    6.76      9.77
 1990...................    5.72      5.64
 1991...................    3.81     15.34
 1992...................    1.44      5.78
 1993...................    0.64     10.13
 1994...................    1.63     -5.48      -1.71%       0.28%      -0.42%    -3.15%  -3.81%
 1995...................    3.32     18.55      16.72       12.46       22.03     45.47   36.24
 1996...................    2.75      2.30      11.82        0.99       14.34     10.72   23.03
 1997...................    2.97      8.47       8.64        6.05       13.66     22.93   30.70
 1998...................    2.91      6.68      -0.21        5.21        6.74     44.63   11.97
 1999...................    2.62     -2.63      -0.80       -1.98       -7.14     31.35   15.08
 2000...................    3.86      5.80       4.85        8.00       -4.04    -15.46    7.20
Cumulative Return.......   94.45    232.66      44.66       34.51       50.22    207.98  191.09
Annual Effective Rate of
 Return.................    3.91      7.18       6.17        4.93        6.82     20.02   18.93

                                   ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   -2.87%
 1992...................                                                  -12.27
 1993...................   13.21%                               12.72%     43.53
 1994...................   -2.51    -4.51%                      -3.42       3.43
 1995...................   27.45    25.93                       33.44      -1.39
 1996...................   15.03    27.80                       15.51      -3.98
 1997...................   14.79    22.14                       30.61       4.54      26.02%
 1998...................   -7.46    -3.78                       21.84      19.87      34.03
 1999...................   -1.80    28.92     1.48%   18.22%     7.07      13.97     117.94
 2000...................   17.86     3.04    -2.45    -5.79     -7.12     -12.10     -32.71
Cumulative Return.......   98.93   139.92    -1.01    11.38    165.55      37.29     147.69
Annual Effective Rate of
 Return.................    9.38    14.03    -0.60     6.67     13.58       3.33      26.72

                                        ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          ----------------------------------------------------------------------------
                           LEHMAN                                                  NEUBERGER
                          BROTHERS           MORGAN           STATE STREET PUTNAM   BERMAN     LORD
                          AGGREGATE METLIFE  STANLEY  RUSSELL   RESEARCH   LARGE   PARTNERS   ABBETT
                            BOND     STOCK    EAFE     2000    INVESTMENT   CAP     MID CAP    BOND
                            INDEX    INDEX    INDEX    INDEX     TRUST     GROWTH    VALUE   DEBENTURE
                          --------- -------  -------  ------- ------------ ------  --------- ---------
As of December 31:
 1983...................                                          -3.73%
 1984...................                                          -1.88
 1985...................                                          31.65
 1986...................                                           7.75
 1987...................                                           4.76
 1988...................                                           8.08
 1989...................                                          29.21
 1990...................              0.48%                       -7.49
 1991...................             26.77                        30.09
 1992...................              4.92                         9.10
 1993...................              7.07                        11.90
 1994...................             -1.15                        -5.35
 1995...................             33.80                        30.24
 1996...................             19.91                        19.52                        11.41%
 1997...................             29.23                        25.65                        12.94
 1998...................    -0.01%   25.45     5.39%    5.71%     25.46               5.25%     3.80
 1999...................    -3.72    18.21    22.03    19.90      15.96              14.89      1.05
 2000...................     8.81   -11.29   -16.51    -6.05      -8.16    -27.99%   25.29     -1.51
Cumulative Return.......     4.76   285.86     7.38    19.08     612.38    -27.99    51.50     30.00
Annual Effective Rate of
 Return.................     2.26    13.49     3.48     8.75      11.87    -38.81    22.08      5.78

                                        ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE (1)
                          -----------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN    AMERICAN                         INTERMEDIATE
                          AMERICAN   FUNDS    FUNDS GLOBAL  DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-      SMALL      INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................     -0.03%    6.93%                     1.35      6.27      14.37       3.95
 1985...................     16.96    33.73                     33.62     31.73      18.06       3.77
 1986...................     27.02    19.05                     27.25     18.66      13.13       1.13
 1987...................      5.36    -1.94                      5.55      5.25       3.66       4.41
 1988...................     11.68    11.46                     16.21     16.61       6.67       4.42
 1989...................     27.88    22.24                     32.24     31.69      12.77       4.65
 1990...................     -6.79    -5.03                     -0.54     -3.10       9.16       6.11
 1991...................     29.98    20.97                     24.25     30.47      14.62       3.06
 1992...................      8.06     5.25                      7.40      7.62       7.17       2.90
 1993...................     13.47     9.53                     16.97     10.08       8.79       2.75
 1994...................     -1.93    -0.42                      5.02      1.32      -1.93       2.67
 1995...................     30.03    29.76                     36.94     37.58      15.33       2.54
 1996...................     10.62    15.85                     28.91     22.96       4.05       3.32
 1997...................     27.02    22.85                     24.91     33.36       7.87       1.83
 1998...................     32.37    15.58        1.04%        18.14     28.52       8.44       1.61
 1999...................     53.95     8.84       86.92         27.21     21.04      -2.15       2.68
 2000...................      2.28     5.67      -18.38         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,140.10   636.18       54.15      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.07    12.54       17.61         16.97     16.07       8.95       3.24

                                     ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................    2.03%     2.83%
 1984...................    8.14      9.97
 1985...................    5.75     16.06
 1986...................    4.34     12.24
 1987...................    4.07     -0.06
 1988...................    5.06      5.92
 1989...................    6.78      9.79
 1990...................    5.73      5.65
 1991...................    3.81     15.36
 1992...................    1.45      5.79
 1993...................    0.64     10.15
 1994...................    1.63     -5.49      -2.01%      -0.02%      -0.72%    -3.45%  -4.11%
 1995...................    3.33     18.57      16.77       12.49       22.10     45.61   36.35
 1996...................    2.75      2.30      11.85        0.99       14.38     10.74   23.09
 1997...................    2.98      8.48       8.66        6.07       13.69     22.98   30.76
 1998...................    2.91      6.68      -0.21        5.22        6.76     44.70   11.98
 1999...................    2.62     -2.63      -0.80       -1.99       -7.15     31.38   15.10
 2000...................    3.87      5.81       4.86        8.02       -4.05    -15.47    7.21
Cumulative Return.......   94.15    232.36      44.36       34.21       49.92    207.68  190.79
Annual Effective Rate of
 Return.................    3.90      7.18       6.14        4.89        6.79     20.00   18.91

                                  ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   -3.17%
 1992...................                                                  -12.30
 1993...................   12.91%                               12.42%     43.69
 1994...................   -2.52    -4.81%                      -3.43       3.44
 1995...................   27.53    26.01                       33.53      -1.40
 1996...................   15.07    27.86                       15.54      -3.99
 1997...................   14.82    22.18                       30.66      -4.55      25.72%
 1998...................   -7.48    -3.79                       21.87      19.92      34.11
 1999...................   -1.81    28.97     1.18%   17.92%     7.08      14.00     118.15
 2000...................   17.89     3.05    -2.46    -5.81     -7.13     -12.13     -32.74
Cumulative Return.......   98.63   139.62    -1.31    11.08    165.25      36.99     147.39
Annual Effective Rate of
 Return.................    9.36    14.01    -0.79     6.50     13.57       3.31      26.68

                                        ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ------------------------------------------------------------------------------
                           LEHMAN                                                    NEUBERGER
                          BROTHERS           MORGAN           STATE STREET            BERMAN     LORD
                          AGGREGATE METLIFE  STANLEY  RUSSELL   RESEARCH    PUTNAM   PARTNERS   ABBETT
                            BOND     STOCK    EAFE     2000    INVESTMENT  LARGE CAP  MID CAP    BOND
                            INDEX    INDEX    INDEX    INDEX     TRUST      GROWTH     VALUE   DEBENTURE
                          --------- -------  -------  ------- ------------ --------- --------- ---------
As of December 31:
 1983...................                                          -4.03%
 1984...................                                          -1.88
 1985...................                                          31.75
 1986...................                                           7.76
 1987...................                                           4.78
 1988...................                                           8.09
 1989...................                                          29.27
 1990...................              0.18%                       -7.50
 1991...................             26.85                        30.14
 1992...................              4.93                         9.11
 1993...................              7.09                        11.92
 1994...................             -1.15                        -5.35
 1995...................             33.87                        30.27
 1996...................             19.94                        19.53                          11.11%
 1997...................             29.27                        25.67                          12.98
 1998...................    -0.31%   25.47     5.09%    5.41%     25.47                 4.95%     3.81
 1999...................    -3.73    18.22    22.09    19.96      15.96                14.93      1.06
 2000...................     8.84   -11.30   -16.55    -6.07      -8.17     -28.29%    25.35     -1.51
Cumulative Return.......     4.46   285.56     7.08    18.78     612.08     -28.29     51.20     29.70
Annual Effective Rate of
 Return.................     2.12    13.48     3.34     8.61      11.87     -39.19     21.96      5.73

                                        ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -----------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN AMERICAN FUNDS                      INTERMEDIATE
                          AMERICAN   FUNDS       GLOBAL     DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-      SMALL      INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................     -0.33%    6.63%                     1.35      6.27      14.37       3.95
 1985...................     17.02    33.82                     33.62     31.73      18.06       3.77
 1986...................     27.09    19.09                     27.25     18.66      13.13       1.13
 1987...................      5.37    -1.94                      5.55      5.25       3.66       4.41
 1988...................     11.71    11.48                     16.21     16.61       6.67       4.42
 1989...................     27.93    22.27                     32.24     31.69      12.77       4.65
 1990...................     -6.80    -5.04                     -0.54     -3.10       9.16       6.11
 1991...................     30.02    20.99                     24.25     30.47      14.62       3.06
 1992...................      8.07     5.26                      7.40      7.62       7.17       2.90
 1993...................     13.49     9.54                     16.97     10.08       8.79       2.75
 1994...................     -1.94    -0.42                      5.02      1.32      -1.93       2.67
 1995...................     30.06    29.79                     36.94     37.58      15.33       2.54
 1996...................     10.63    15.86                     28.91     22.96       4.05       3.32
 1997...................     27.04    22.87                     24.91     33.36       7.87       1.83
 1998...................     32.38    15.59        0.74%        18.14     28.52       8.44       1.61
 1999...................     53.98     8.84       87.17         27.21     21.04      -2.15       2.68
 2000...................      2.28     5.67      -18.41         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,139.80   635.88       53.85      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.07    12.54       17.52         16.97     16.07       8.95       3.24

L CLASS
                 $10,000 SINGLE PURCHASE PAYMENT CONTRACT

                       INVESTMENT RESULTS -- L CLASS

                                                             CONTRACT VALUE (1)
                         -------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $10,236.72 $10,316.80
 1984...................  11,078.84  11,353.80
 1985...................  11,726.21  13,185.75
 1986...................  12,245.67  14,811.09
 1987...................  12,756.21  14,816.52
 1988...................  13,413.17  15,707.92
 1989...................  14,334.55  17,260.39
 1990...................  15,169.89  18,252.23
 1991...................  15,763.11  21,073.21
 1992...................  16,006.96  22,313.31
 1993...................  16,126.24  24,599.06                                                            $11,328.28
 1994...................  16,405.20  23,274.74  $ 9,830.50   $10,029.59 $ 9,959.84  $ 9,686.70 $ 9,620.74  11,055.04
 1995...................  16,967.43  27,619.61   11,485.90    11,290.09  12,166.00   14,105.24  13,120.51  14,104.28
 1996...................  17,451.60  28,283.64   12,856.04    11,413.14  13,924.70   15,632.88  16,159.02  16,241.27
 1997...................  17,988.97  30,711.48   13,980.97    12,116.10  15,842.86   19,237.15  21,141.12  18,662.37
 1998...................  18,530.75  32,795.57   13,965.98    12,760.14  16,928.33   27,851.26  23,694.75  17,286.95
 1999...................  19,035.51  31,965.41   13,868.66    12,519.67  15,735.99   36,618.61  27,295.49  16,992.32
 2000...................  19,790.46  33,854.60   14,555.95    13,534.51  15,115.93   30,988.84  29,289.67  20,047.02

                                                             CONTRACT VALUE (1)
                    -----------------------------------------------------------------------------------------------------
                      LOOMIS                          WESTPEAK                             LEHMAN
                      SAYLES      MFS        MFS       GROWTH      PUTNAM                 BROTHERS   METLIFE     MORGAN
                      SMALL    INVESTORS   RESEARCH     AND     INTERNATIONAL JANUS MID  AGGREGATE    STOCK     STANLEY
                       CAP       TRUST     MANAGERS    INCOME       STOCK        CAP     BOND INDEX   INDEX    EAFE INDEX
                    ---------- ---------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
As of December 31:
 1983.............
 1984.............
 1985.............
 1986.............
 1987.............
 1988.............
 1989.............
 1990.............                                                                                  $10,055.08
 1991.............                                               $ 9,719.40                          12,759.75
 1992.............                                                 8,535.87                          13,401.41
 1993.............                                   $11,279.17   12,263.98                          14,363.58
 1994.............  $ 9,555.82                        10,903.78   12,697.07                          14,213.08
 1995.............   12,045.32                        14,564.42   12,532.94                          19,036.17
 1996.............   15,408.93                        16,840.63   12,046.26                          22,850.11
 1997.............   18,839.30                        22,017.70   11,510.96   $12,612.86             29,558.79
 1998.............   18,145.41                        26,854.28   13,811.75    16,921.87 $10,000.03  37,117.80 $10,539.64
 1999.............   23,416.34 $10,155.07 $11,830.29  28,783.14   15,756.70    36,915.77   9,637.92  43,920.82  12,874.49
 2000.............   24,153.62   9,915.83  11,156.28  26,760.02   13,863.90    24,864.64  10,497.78  39,002.20  10,759.94

                                                              CONTRACT VALUE (1)
                         ---------------------------------------------------------------------------------------------
                                                 NEUBERGER
                                    STATE STREET   BERMAN      LORD                 AMERICAN  AMERICAN FUNDS
                                      RESEARCH    PARTNERS    ABBETT    AMERICAN     FUNDS        GLOBAL      PUTNAM
                          RUSSELL    INVESTMENT   MID CAP      BOND       FUNDS     GROWTH-       SMALL      LARGE CAP
                         2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH      INCOME   CAPITALIZATION  GROWTH
                         ---------- ------------ ---------- ---------- ----------- ---------- -------------- ---------
As of December 31:
 1983...................             $ 9,632.08
 1984...................               9,460.93                        $ 10,006.17 $10,702.13
 1985...................              12,467.77                          11,715.36  14,326.07
 1986...................              13,447.03                          14,896.27  17,072.23
 1987...................              14,101.97                          15,710.54  16,758.04
 1988...................              15,256.43                          17,563.66  18,696.54
 1989...................              19,733.25                          22,482.85  22,877.39
 1990...................              18,273.81                          20,977.48  21,747.70
 1991...................              23,796.89                          27,293.18  26,333.76
 1992...................              25,987.75                          29,523.29  27,745.07
 1993...................              29,110.85                          33,535.00  30,418.49
 1994...................              27,581.88                          32,919.32  30,321.00
 1995...................              35,958.02                          42,849.26  39,383.53
 1996...................              43,019.75             $11,148.58   47,449.79  45,671.61
 1997...................              54,108.80              12,604.28   60,332.21  56,164.43
 1998................... $10,571.76   67,951.95  $10,525.68  13,096.94   79,941.15  64,978.65   $10,110.66
 1999...................  12,688.28   78,874.05   12,104.87  13,248.16  123,196.80  70,792.55    18,917.26
 2000...................  11,932.46   72,506.79   15,181.38  13,061.39  126,136.53  74,881.02    15,455.79   $7,205.74

                                                               WITHDRAWAL VALUE(1)
                         -----------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $ 9,490.15 $ 9,564.63
 1984...................  10,508.84  10,783.80
 1985...................  11,246.21  12,705.75
 1986...................  12,215.67  14,781.09
 1987...................  12,726.21  14,786.52
 1988...................  13,383.17  15,677.92
 1989...................  14,304.55  17,230.39
 1990...................  15,139.89  18,222.23
 1991...................  15,733.11  21,043.21
 1992...................  15,976.96  22,283.31
 1993...................  16,096.24  24,569.06                                                            $10,505.30
 1994...................  16,375.20  23,244.74  $ 9,112.37   $ 9,297.52 $ 9,232.65  $ 8,978.63 $ 8,917.28  10,485.04
 1995...................  16,937.43  27,589.61   10,915.90    10,720.09  11,596.00   13,535.24  12,550.51  13,624.28
 1996...................  17,421.60  28,253.64   12,376.04    10,933.14  13,444.70   15,152.88  15,679.02  16,211.27
 1997...................  17,958.97  30,681.48   13,950.97    12,086.10  15,812.86   19,207.15  21,111.12  18,632.37
 1998...................  18,500.75  32,765.57   13,935.98    12,730.14  16,898.33   27,821.26  23,664.75  17,256.95
 1999...................  19,005.51  31,935.41   13,838.66    12,489.67  15,705.99   36,588.61  27,265.49  16,962.32
 2000...................  19,760.46  33,824.60   14,525.95    13,504.51  15,085.93   30,958.84  29,259.67  20,017.02

                                                            WITHDRAWAL VALUE(1)
                    ----------------------------------------------------------------------------------------------------
                                                                                          LEHMAN
                      LOOMIS                         WESTPEAK                            BROTHERS               MORGAN
                      SAYLES      MFS       MFS       GROWTH      PUTNAM       JANUS    AGGREGATE   METLIFE    STANLEY
                      SMALL    INVESTORS  RESEARCH     AND     INTERNATIONAL    MID        BOND      STOCK       EAFE
                       CAP       TRUST    MANAGERS    INCOME       STOCK        CAP       INDEX      INDEX      INDEX
                    ---------- --------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
As of December 31:
 1983..............
 1984..............
 1985..............
 1986..............
 1987..............
 1988..............
 1989..............
 1990..............                                                                                $ 9,321.23
 1991..............                                             $  9,009.04                         12,189.75
 1992..............                                                7,965.87                         12,921.41
 1993..............                                 $10,459.63    11,783.98                         14,333.58
 1994.............. $ 8,856.92                       10,333.78    12,667.07                         14,183.08
 1995..............  11,475.32                       14,084.42    12,502.94                         19,006.17
 1996..............  14,928.93                       16,810.63    12,016.26                         22,820.11
 1997..............  18,809.30                       21,987.70    11,480.96  $11,782.86             29,528.79
 1998..............  18,115.41                       26,824.28    13,781.75   16,351.87 $ 9,270.03  37,087.80 $ 9,771.87
 1999..............  23,386.34 $9,414.22 $11,000.29  28,753.14    15,726.70   36,435.77   9,067.92  43,890.82  12,304.49
 2000..............  24,123.62  9,345.83  10,586.28  26,730.02    13,833.90   24,834.64  10,017.78  38,972.20  10,279.94

                                                             WITHDRAWAL VALUE(1)
                         --------------------------------------------------------------------------------------------
                                                 NEUBERGER
                                    STATE STREET   BERMAN      LORD                AMERICAN  AMERICAN FUNDS
                                      RESEARCH    PARTNERS    ABBETT    AMERICAN    FUNDS        GLOBAL      PUTNAM
                          RUSSELL    INVESTMENT   MID CAP      BOND      FUNDS     GROWTH-       SMALL      LARGE CAP
                         2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH     INCOME   CAPITALIZATION  GROWTH
                         ---------- ------------ ---------- ---------- ---------- ---------- -------------- ---------
As of December 31:
 1983...................             $ 8,927.84
 1984...................               8,890.93                        $ 9,275.73 $ 9,922.98
 1985...................              11,987.77                         11,145.36  13,756.07
 1986...................              13,417.03                         14,416.27  16,592.23
 1987...................              14,071.97                         15,680.54  16,728.04
 1988...................              15,226.43                         17,533.66  18,666.54
 1989...................              19,703.25                         22,452.85  22,847.39
 1990...................              18,243.81                         20,947.48  21,717.70
 1991...................              23,766.89                         27,263.18  26,303.76
 1992...................              25,957.75                         29,493.29  27,715.07
 1993...................              29,080.85                         33,505.00  30,388.49
 1994...................              27,551.88                         32,889.32  30,291.00
 1995...................              35,928.02                         42,819.26  39,353.53
 1996...................              42,989.75             $10,338.18  47,419.79  45,641.61
 1997...................              54,078.80              12,034.28  60,302.21  56,134.43
 1998................... $ 9,801.74   67,921.95  $ 9,758.88  12,616.94  79,911.15  64,948.65   $ 9,372.92
 1999...................  12,118.28   78,844.05   11,534.87  13,218.16 123,166.80  70,762.55    18,347.26
 2000...................  11,452.46   72,476.79   14,701.38  13,031.39 126,106.53  74,851.02    14,975.79   $6,671.34

                                          ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          -------------------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................    2.37%     3.17%
 1984...................    8.23     10.05
 1985...................    5.84     16.14
 1986...................    4.43     12.33
 1987...................    4.17      0.04
 1988...................    5.15      6.02
 1989...................    6.87      9.88
 1990...................    5.83      5.75
 1991...................    3.91     15.46
 1992...................    1.55      5.88
 1993...................    0.75     10.24
 1994...................    1.73     -5.38      -1.69%       0.30%      -0.40%    -3.13%  -3.79%
 1995...................    3.43     18.67      16.84       12.57       22.15     45.61   36.38
 1996...................    2.85      2.40      11.93        1.09       14.46     10.83   23.16
 1997...................    3.08      8.58       8.75        6.16       13.78     23.06   30.83
 1998...................    3.01      6.79      -0.11        5.32        6.85     44.78   12.08
 1999...................    2.72     -2.53      -0.70       -1.88       -7.04     31.48   15.20
 2000...................    3.97      5.91       4.96        8.11       -3.94    -15.37    7.31
Cumulative Return.......   97.90    238.55      45.56       35.35       51.16    209.89  192.90
Annual Effective Rate of
 Return.................    4.02      7.29       6.28        5.03        6.93     20.14   19.05

                                   ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   -2.81%
 1992...................                                                  -12.18
 1993...................    13.28%                              12.79%     43.68
 1994...................    -2.41   -4.44%                      -3.33       3.53
 1995...................    27.58   26.05                       33.57      -1.29
 1996...................    15.15   27.92                       15.63      -3.88
 1997...................    14.91   22.26                       30.74      -4.44      26.13%
 1998...................    -7.37   -3.68                       21.97      19.99      34.16
 1999...................    -1.70   29.05     1.55%   18.30%     7.18      14.08     118.15
 2000...................    17.98    3.15    -2.36    -5.70     -7.03     -12.01     -32.64
Cumulative Return.......   100.47  141.54    -0.84    11.56    167.60      38.64     148.65
Annual Effective Rate of
 Return.................     9.49   14.14    -0.51     6.78     13.70       3.44      26.85

                                        ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          ----------------------------------------------------------------------------
                           LEHMAN                                                  NEUBERGER
                          BROTHERS           MORGAN           STATE STREET PUTNAM   BERMAN     LORD
                          AGGREGATE METLIFE  STANLEY  RUSSELL   RESEARCH   LARGE   PARTNERS   ABBETT
                            BOND     STOCK    EAFE     2000    INVESTMENT   CAP     MID CAP    BOND
                            INDEX    INDEX    INDEX    INDEX     TRUST     GROWTH    VALUE   DEBENTURE
                          --------- -------  -------  ------- ------------ ------  --------- ---------
As of December 31:
 1983...................                                          -3.68%
 1984...................                                          -1.78
 1985...................                                          31.78
 1986...................                                           7.85
 1987...................                                           4.87
 1988...................                                           8.19
 1989...................                                          29.34
 1990...................              0.55%                       -7.40
 1991...................             26.90                        30.22
 1992...................              5.03                         9.21
 1993...................              7.18                        12.02
 1994...................             -1.05                        -5.25
 1995...................             33.93                        30.37
 1996...................             20.04                        19.64                        11.49%
 1997...................             29.36                        25.78                        13.06
 1998...................     0.00%   25.57     5.40%    5.72%     25.58               5.26%     3.91
 1999...................    -3.62    18.33    22.15    20.02      16.07              15.00      1.15
 2000...................     8.92   -11.20   -16.42    -5.96      -8.07    -27.94%   25.42     -1.41
Cumulative Return.......     4.98   290.02     7.60    19.32     625.07    -27.94    51.81     30.61
Annual Effective Rate of
 Return.................     2.36    13.61     3.58     8.86      11.99    -38.75    22.20      5.89

                                         ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          -----------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN AMERICAN FUNDS                      INTERMEDIATE
                          AMERICAN   FUNDS       GLOBAL     DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-      SMALL      INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................      0.06%    7.02%                     1.35      6.27      14.37       3.95
 1985...................     17.08    33.86                     33.62     31.73      18.06       3.77
 1986...................     27.15    19.17                     27.25     18.66      13.13       1.13
 1987...................      5.47    -1.84                      5.55      5.25       3.66       4.41
 1988...................     11.80    11.57                     16.21     16.61       6.67       4.42
 1989...................     28.01    22.36                     32.24     31.69      12.77       4.65
 1990...................     -6.70    -4.94                     -0.54     -3.10       9.16       6.11
 1991...................     30.11    21.09                     24.25     30.47      14.62       3.06
 1992...................      8.17     5.36                      7.40      7.62       7.17       2.90
 1993...................     13.59     9.64                     16.97     10.08       8.79       2.75
 1994...................     -1.84    -0.32                      5.02      1.32      -1.93       2.67
 1995...................     30.16    29.89                     36.94     37.58      15.33       2.54
 1996...................     10.74    15.97                     28.91     22.96       4.05       3.32
 1997...................     27.15    22.97                     24.91     33.36       7.87       1.83
 1998...................     32.50    15.69        1.11%        18.14     28.52       8.44       1.61
 1999...................     54.11     8.95       87.10         27.21     21.04      -2.15       2.68
 2000...................      2.39     5.78      -18.30         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,161.37   648.81       54.56      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.19    12.66       17.72         16.97     16.07       8.95       3.24

                                     ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................   -5.10%    -4.35%
 1984...................   10.73     12.75
 1985...................    7.02     17.82
 1986...................    8.62     16.33
 1987...................    4.18      0.04
 1988...................    5.16      6.03
 1989...................    6.88      9.90
 1990...................    5.84      5.76
 1991...................    3.92     15.48
 1992...................    1.55      5.89
 1993...................    0.75     10.26
 1994...................    1.73     -5.39      -8.88%      -7.02%      -7.67%   -10.21% -10.83%
 1995...................    3.43     18.69      19.79       15.30       25.60     50.75   40.74
 1996...................    2.86      2.41      13.38        1.99       15.94     11.95   24.93
 1997...................    3.08      8.59      12.73       10.55       17.61     26.76   34.65
 1998...................    3.02      6.79      -0.11        5.33        6.86     44.85   12.10
 1999...................    2.73     -2.53      -0.70       -1.89       -7.06     31.51   15.22
 2000...................    3.97      5.92       4.97        8.13       -3.95    -15.39    7.31
Cumulative Return.......   97.60    238.25      45.26       35.05       50.86    209.59  192.60
Annual Effective Rate of
 Return.................    4.01      7.28       6.24        4.99        6.90     20.12   19.03

                                  ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   -9.91%
 1992...................                                                  -11.58
 1993...................     5.05%                               4.60%     47.93
 1994...................    -0.19  -11.43%                      -1.20       7.49
 1995...................    29.94   29.56                       36.29      -1.30
 1996...................    18.99   30.10                       19.36      -3.89
 1997...................    14.93   25.99                       30.80      -4.45      17.83%
 1998...................    -7.38   -3.69                       22.00      20.04      38.78
 1999...................    -1.71   29.10    -5.86%   10.00%     7.19      14.11     122.82
 2000...................    18.01    3.15    -0.73    -3.76     -7.04     -12.04     -31.84
Cumulative Return.......   100.17  141.24    -6.54     5.86    167.30      38.34     148.35
Annual Effective Rate of
 Return.................     9.47   14.12    -3.97     3.47     13.68       3.41      26.81

                                          ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ----------------------------------------------------------------------------------
                           LEHMAN                               STATE            NEUBERGER
                          BROTHERS           MORGAN             STREET   PUTNAM   BERMAN     LORD
                          AGGREGATE METLIFE  STANLEY  RUSSELL  RESEARCH  LARGE   PARTNERS   ABBETT
                            BOND     STOCK    EAFE     2000   INVESTMENT  CAP     MID CAP    BOND
                            INDEX    INDEX    INDEX    INDEX    TRUST    GROWTH    VALUE   DEBENTURE
                          --------- -------  -------  ------- ---------- ------  --------- ---------
As of December 31:
 1983...................                                        -10.72%
 1984...................                                         -0.41
 1985...................                                         34.83
 1986...................                                         11.92
 1987...................                                          4.88
 1988...................                                          8.20
 1989...................                                         29.40
 1990...................             -6.79%                      -7.41
 1991...................             30.77                       30.27
 1992...................              6.00                        9.22
 1993...................             10.93                       12.03
 1994...................             -1.05                       -5.26
 1995...................             34.01                       30.40
 1996...................             20.07                       19.66                        3.38%
 1997...................             29.40                       25.79                       16.41
 1998...................    -7.30%   25.60    -2.28%   -1.98%    25.60             -2.41%     4.84
 1999...................    -2.18    18.34    25.92    23.63     16.08             18.20      4.77
 2000...................    10.47   -11.21   -16.45    -5.49     -8.08   -33.29%   27.45     -1.41
Cumulative Return.......     0.18   289.72     2.80    14.52    624.77   -33.29    47.01     30.31
Annual Effective Rate of
 Return.................     0.09    13.60     1.33     6.73     11.98   -45.42    20.33      5.84

                                          ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ---------------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN AMERICAN FUNDS                      INTERMEDIATE
                          AMERICAN   FUNDS       GLOBAL     DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-      SMALL      INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................     -7.24%   -0.77%                     1.35      6.27      14.37       3.95
 1985...................     20.16    38.63                     33.62     31.73      18.06       3.77
 1986...................     29.35    20.62                     27.25     18.66      13.13       1.13
 1987...................      8.77     0.82                      5.55      5.25       3.66       4.41
 1988...................     11.82    11.59                     16.21     16.61       6.67       4.42
 1989...................     28.06    22.40                     32.24     31.69      12.77       4.65
 1990...................     -6.70    -4.94                     -0.54     -3.10       9.16       6.11
 1991...................     30.15    21.12                     24.25     30.47      14.62       3.06
 1992...................      8.18     5.37                      7.40      7.62       7.17       2.90
 1993...................     13.60     9.65                     16.97     10.08       8.79       2.75
 1994...................     -1.84    -0.32                      5.02      1.32      -1.93       2.67
 1995...................     30.19    29.92                     36.94     37.58      15.33       2.54
 1996...................     10.74    15.98                     28.91     22.96       4.05       3.32
 1997...................     27.17    22.99                     24.91     33.36       7.87       1.83
 1998...................     32.52    15.70       -6.27%        18.14     28.52       8.44       1.61
 1999...................     54.13     8.95       95.75         27.21     21.04      -2.15       2.68
 2000...................      2.39     5.78      -18.38         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,161.07   648.51       49.76      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.19    12.65       16.34         16.97     16.07       8.95       3.24

P CLASS

                 $10,000 SINGLE PURCHASE PAYMENT CONTRACT

                       INVESTMENT RESULTS -- P CLASS

                                                              CONTRACT VALUE(1)
                         -------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $10,248.50 $10,337.67
 1984...................  11,130.78  11,445.98
 1985...................  11,822.69  13,372.34
 1986...................  12,390.03  15,111.94
 1987...................  12,952.26  15,209.14
 1988...................  13,667.59  16,221.84
 1989...................  14,658.16  17,933.29
 1990...................  15,567.79  19,081.33
 1991...................  16,234.15  22,162.98
 1992...................  16,544.21  23,611.58
 1993...................  16,727.01  26,189.62                                                            $11,354.90
 1994...................  17,077.06  24,928.24  $ 9,836.07   $10,035.27 $ 9,965.48  $ 9,692.18 $ 9,626.18  11,119.88
 1995...................  17,725.37  29,762.30   11,532.67    11,336.06  12,215.52   14,162.62  13,173.90  14,236.83
 1996...................  18,297.04  30,666.44   12,954.22    11,500.34  14,031.00   15,752.18  16,282.31  16,452.19
 1997...................  18,928.10  33,501.82   14,137.44    12,251.78  16,020.07   19,452.21  21,377.35  18,971.48
 1998...................  19,568.18  35,992.44   14,172.23    12,948.69  17,178.14   28,261.71  24,043.95  17,635.35
 1999...................  20,173.43  35,296.23   14,123.36    12,749.75  16,024.74   37,289.05  27,795.39  17,396.15
 2000...................  21,048.73  37,611.56   14,875.75    13,832.07  15,447.75   31,667.19  29,930.90  20,595.98

                                                              CONTRACT VALUE(1)
                    -----------------------------------------------------------------------------------------------------
                      LOOMIS                          WESTPEAK                             LEHMAN
                      SAYLES      MFS        MFS       GROWTH      PUTNAM                 BROTHERS   METLIFE     MORGAN
                      SMALL    INVESTORS   RESEARCH     AND     INTERNATIONAL JANUS MID  AGGREGATE    STOCK     STANLEY
                       CAP       TRUST     MANAGERS    INCOME       STOCK        CAP     BOND INDEX   INDEX    EAFE INDEX
                    ---------- ---------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
As of December 31:
 1983.............
 1984.............
 1985.............
 1986.............
 1987.............
 1988.............
 1989.............
 1990.............                                                                                  $10,078.61
 1991.............                                               $ 9,742.19                          12,834.54
 1992.............                                                 8,586.09                          13,527.56
 1993.............                                   $11,305.67   12.379.55                          14,549.93
 1994.............  $ 9,578.03                        10,967.72   12,861.85                          14,448.24
 1995.............   12,115.63                        14,701.26   12,740.43                          19,419.36
 1996.............   15,553.86                        17,059.28   12,289.50                          23,393.14
 1997.............   19,083.51                        22,382.19   11,785.20   $12,649.52             30,368.13
 1998.............   18,445.48                        27,395.03   14,191.07    17,030.64 $10,002.91  38,268.61 $10,542.66
 1999.............   23,887.68 $10,178.97 $11,858.11  29,466.28   16,247.10    37,283.40   9,674.61  45,442.26  12,923.40
 2000.............   24,726.63   9,974.00  11,221.71  27,491.59   14,346.30    25,200.52  10,574.79  40,495.30  10,838.83

                                                               CONTRACT VALUE(1)
                         ---------------------------------------------------------------------------------------------
                                                 NEUBERGER
                                    STATE STREET   BERMAN      LORD                 AMERICAN  AMERICAN FUNDS
                                      RESEARCH    PARTNERS    ABBETT    AMERICAN     FUNDS        GLOBAL      PUTNAM
                          RUSSELL    INVESTMENT   MID CAP      BOND       FUNDS     GROWTH-       SMALL      LARGE CAP
                         2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH      INCOME   CAPITALIZATION  GROWTH
                         ---------- ------------ ---------- ---------- ----------- ---------- -------------- ---------
As of December 31:
 1983...................             $ 9,648.91
 1984...................               9,510.99                        $ 10,037.62 $10,735.75
 1985...................              12,577.86                          11,793.50  14,421.54
 1986...................              13,613.63                          15,048.46  17,246.50
 1987...................              14,327.10                          15,927.08  16,988.88
 1988...................              15,554.85                          17,868.62  19,020.95
 1989...................              20,190.22                          22,953.80  23,356.31
 1990...................              18,763.55                          21,493.02  22,281.88
 1991...................              24,521.24                          28,062.78  27,075.96
 1992...................              26,874.01                          30,463.39  28,628.22
 1993...................              30,210.28                          34,725.21  31,497.78
 1994...................              28,724.86                          34,207.93  31,507.68
 1995...................              37,580.35                          44,683.66  41,069.36
 1996...................              45,121.08             $11,174.68   49,657.42  47,796.32
 1997...................              56,952.19              12,678.18   63,362.13  58,984.00
 1998................... $10,574.80   71,775.06  $10,528.70  13,220.11   84,251.88  68,482.54   $10,134.35
 1999...................  12,736.50   83,605.43   12,150.90  13,419.95  130,296.84  74,873.22    19,028.08
 2000...................  12,019.96   77,126.66   15,292.58  13,277.44  133,874.13  79,476.03    15,600.92   $7,222.51

                                                              WITHDRAWAL VALUE (1)
                         -----------------------------------------------------------------------------------------------
                                                  SALOMON
                          BACK BAY   BACK BAY    BROTHERS     SALOMON                                       HARRIS
                          ADVISORS   ADVISORS    STRATEGIC    BROTHERS                ALGER      DAVIS     OAKMARK
                           MONEY       BOND        BOND         U.S.                  EQUITY    VENTURE    MID CAP
                           MARKET     INCOME   OPPORTUNITIES GOVERNMENT BALANCED(2)   GROWTH     VALUE     VALUE(3)
                         ---------- ---------- ------------- ---------- ----------- ---------- ---------- ----------
As of December 31:
 1983................... $ 9,418.50 $ 9,507.67
 1984...................  10,380.78  10,695.98
 1985...................  11,072.69  12,622.34
 1986...................  11,730.03  14,451.94
 1987...................  12,382.26  14,639.14
 1988...................  13,187.59  15,741.84
 1989...................  14,268.16  17,543.29
 1990...................  15,267.79  18,781.33
 1991...................  16,024.15  21,952.98
 1992...................  16,514.21  23,581.58
 1993...................  16,697.01  26,159.62                                                            $10,524.90
 1994...................  17,047.06  24,898.24  $ 9,019.18   $ 9,205.27 $ 9,138.24  $ 8,886.81 $ 8,826.09  10,369.88
 1995...................  17,695.37  29,732.30   10,782.67    10,586.06  11,465.52   13,412.62  12,423.90  13,486.83
 1996...................  18,267.04  30,636.44   12,204.22    10,750.34  13,281.00   15,002.18  15,532.31  15,792.19
 1997...................  18,898.10  33,471.82   13,477.44    11,591.78  15,360.07   18,792.21  20,717.35  18,401.48
 1998...................  19,538.18  35,962.44   13,602.23    12,378.69  16,608.14   27,691.71  23,473.95  17,155.35
 1999...................  20,143.43  35,266.23   13,643.36    12,269.75  15,544.74   36,809.05  27,315.39  17,006.15
 2000...................  21,018.73  37,581.56   14,485.75    13,442.07  15,057.75   31,277.19  29,540.90  20,295.98

                                                            WITHDRAWAL VALUE (1)
                     ---------------------------------------------------------------------------------------------------
                                                                                          LEHMAN
                       LOOMIS                         WESTPEAK                           BROTHERS               MORGAN
                       SAYLES      MFS       MFS       GROWTH      PUTNAM       JANUS    AGGREGATE  METLIFE    STANLEY
                       SMALL    INVESTORS  RESEARCH     AND     INTERNATIONAL    MID       BOND      STOCK       EAFE
                        CAP       TRUST    MANAGERS    INCOME       STOCK        CAP       INDEX     INDEX      INDEX
                     ---------- --------- ---------- ---------- ------------- ---------- --------- ---------- ----------
As of December 31:
 1983...............
 1984...............
 1985...............
 1986...............
 1987...............
 1988...............
 1989...............
 1990...............                                                                               $ 9,248.61
 1991...............                                            $   8,932.81                        12,084.54
 1992...............                                                7,836.09                        12,777.56
 1993...............                                 $10,475.67    11,629.55                        13,889.93
 1994............... $ 8,781.79                       10,217.72    12,201.85                        13,878.24
 1995...............  11,365.63                       13,951.26    12,170.43                        18,939.36
 1996...............  14,803.86                       16,399.28    11,809.50                        23,003.14
 1997...............  18,423.51                       21,812.19    11,395.20  $11,819.52            30,068.13
 1998...............  17,875.48                       26,915.03    13,891.07   16,280.64 $9,172.91  38,058.61 $ 9,712.66
 1999...............  23,407.68 $9,348.97 $11,028.11  29,076.28    16,037.10   36,533.40  8,924.61  45,412.26  12,173.40
 2000...............  24,336.63  9,224.00  10,471.71  27,191.59    14,316.30   24,540.52  9,824.79  40,465.30  10,088.83

                                                             WITHDRAWAL VALUE (1)
                         ---------------------------------------------------------------------------------------------
                                                 NEUBERGER
                                    STATE STREET   BERMAN      LORD                 AMERICAN  AMERICAN FUNDS
                                      RESEARCH    PARTNERS    ABBETT    AMERICAN     FUNDS        GLOBAL      PUTNAM
                          RUSSELL    INVESTMENT   MID CAP      BOND       FUNDS     GROWTH-       SMALL      LARGE CAP
                         2000 INDEX    TRUST       VALUE    DEBENTURE    GROWTH      INCOME   CAPITALIZATION  GROWTH
                         ---------- ------------ ---------- ---------- ----------- ---------- -------------- ---------
As of December 31:
 1983...................             $ 8,847.00
 1984...................               8,760.99                        $  9,207.62 $ 9,905.75
 1985...................              11,827.86                          11,043.50  13,671.54
 1986...................              12,953.63                          14,298.46  16,496.50
 1987...................              13,757.10                          15,267.08  16,328.88
 1988...................              15,074.85                          17,298.62  18,450.95
 1989...................              19,800.22                          22,473.80  22,876.31
 1990...................              18,463.55                          21,103.02  21,891.88
 1991...................              24,311.24                          27,762.78  26,775.96
 1992...................              26,844.01                          30,253.39  28,418.22
 1993...................              30,180.28                          34,695.21  31,467.78
 1994...................              28,694.86                          34,177.93  31,477.68
 1995...................              37,550.35                          44,653.66  41,039.36
 1996...................              45,091.08             $10,344.68   49,627.42  47,766.32
 1997...................              56,922.19              11,928.18   63,332.13  58,954.86
 1998................... $ 9,744.80   71,745.06  $ 9,698.70  12,470.11   84,221.88  68,452.54   $ 9,304.35
 1999...................  11,986.50   83,575.43   11,400.90  12,759.95  130,266.84  74,843.22    18,278.08
 2000...................  11,269.96   77,096.66   14,542.58  12,707.44  133,844.13  79,446.03    14,850.92   $6,614.71

                                      ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................     2.49%    3.38%
 1984...................     8.61    10.72
 1985...................     6.22    16.83
 1986...................     4.80    13.01
 1987...................     4.54     0.64
 1988...................     5.52     6.66
 1989...................     7.25    10.55
 1990...................     6.21     6.40
 1991...................     4.28    16.15
 1992...................     1.91     6.54
 1993...................     1.10    10.92
 1994...................     2.09    -4.82      -1.64%       0.35%      -0.35%    -3.08%  -3.74%
 1995...................     3.80    19.39      17.25       12.96       22.58     46.12   36.85
 1996...................     3.23     3.04      12.33        1.45       14.86     11.22   23.60
 1997...................     3.45     9.25       9.13        6.53       14.18     23.49   31.29
 1998...................     3.38     7.43       0.25        5.69        7.23     45.29   12.47
 1999...................     3.09    -1.93      -0.34       -1.54       -6.71     31.94   15.60
 2000...................     4.34     6.56       5.33        8.49       -3.60    -15.08    7.68
Cumulative Return.......   110.49   276.12      48.76       38.32       54.48    216.67  199.31
Annual Effective Rate of
 Return.................     4.39     7.94       6.65        5.40        7.31     20.56   19.46

                                   ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE (1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                   -2.58%
 1992...................                                                  -11.87
 1993...................    13.55%                              13.06%     44.18
 1994...................    -2.07   -4.22%                      -2.99       3.90
 1995...................    28.03   26.49                       34.04      -0.94
 1996...................    15.56   28.38                       16.04      -3.54
 1997...................    15.31   22.69                       31.20      -4.10      26.50%
 1998...................    -7.04   -3.34                       22.40      20.41      34.63
 1999...................    -1.36   29.50     1.79%   18.58%     7.56      14.49     118.92
 2000...................    18.39    3.51    -2.01    -5.37     -6.70     -11.70     -32.41
Cumulative Return.......   105.96  147.27    -0.26    12.22    174.92      43.46     152.01
Annual Effective Rate of
 Return.................     9.88   14.55    -0.16     7.15     14.10       3.80      27.29

                                       ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE (1)
                          ----------------------------------------------------------------------------
                           LEHMAN                                                  NEUBERGER
                          BROTHERS           MORGAN           STATE STREET PUTNAM   BERMAN     LORD
                          AGGREGATE METLIFE  STANLEY  RUSSELL   RESEARCH   LARGE   PARTNERS   ABBETT
                            BOND     STOCK    EAFE     2000    INVESTMENT   CAP     MID CAP    BOND
                            INDEX    INDEX    INDEX    INDEX     TRUST     GROWTH    VALUE   DEBENTURE
                          --------- -------  -------  ------- ------------ ------  --------- ---------
As of December 31:
 1983...................                                          -3.51%
 1984...................                                          -1.43
 1985...................                                          32.25
 1986...................                                           8.23
 1987...................                                           5.24
 1988...................                                           8.57
 1989...................                                          29.80
 1990...................              0.79%                       -7.07
 1991...................             27.34                        30.69
 1992...................              5.40                         9.59
 1993...................              7.56                        12.41
 1994...................             -0.70                        -4.92
 1995...................             34.41                        30.83
 1996...................             20.46                        20.07                        11.75%
 1997...................             29.82                        26.22                        13.45
 1998...................     0.03%   26.02     5.43%    5.75%     26.03               5.29%     4.27
 1999...................    -3.28    18.75    22.58    20.44      16.48              15.41      1.51
 2000...................     9.30   -10.89   -16.13    -5.63      -7.75    -27.77%   25.86     -1.06
Cumulative Return.......     5.75   304.95     8.39    20.20     671.27    -27.77    52.93     32.77
Annual Effective Rate of
 Return.................     2.72    14.01     3.94     9.24      12.38    -38.54    22.63      6.26

                                        ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE (1)
                          -----------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN AMERICAN FUNDS                      INTERMEDIATE
                          AMERICAN   FUNDS       GLOBAL     DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-      SMALL      INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................      0.38%    7.36%                     1.35      6.27      14.37       3.95
 1985...................     17.49    34.33                     33.62     31.73      18.06       3.77
 1986...................     27.60    19.59                     27.25     18.66      13.13       1.13
 1987...................      5.84    -1.49                      5.55      5.25       3.66       4.41
 1988...................     12.19    11.96                     16.21     16.61       6.67       4.42
 1989...................     28.46    22.79                     32.24     31.69      12.77       4.65
 1990...................     -6.36    -4.60                     -0.54     -3.10       9.16       6.11
 1991...................     30.57    21.52                     24.25     30.47      14.62       3.06
 1992...................      8.55     5.73                      7.40      7.62       7.17       2.90
 1993...................     13.99    10.02                     16.97     10.08       8.79       2.75
 1994...................     -1.49     0.03                      5.02      1.32      -1.93       2.67
 1995...................     30.62    30.35                     36.94     37.58      15.33       2.54
 1996...................     11.13    16.38                     28.91     22.96       4.05       3.32
 1997...................     27.60    23.41                     24.91     33.36       7.87       1.83
 1998...................     32.97    16.10        1.34%        18.14     28.52       8.44       1.61
 1999...................     54.65     9.33       87.76         27.21     21.04      -2.15       2.68
 2000...................      2.75     6.15      -18.01         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,238.74   694.76       56.01      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.60    13.06       18.14         16.97     16.07       8.95       3.24

                                     ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ----------------------------------------------------------------------
                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER    DAVIS
                           MONEY     BOND       BOND         U.S.                EQUITY  VENTURE
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE
                          -------- -------- ------------- ---------- ----------- ------  -------
As of December 31:
 1983...................    -5.81%   -4.92%
 1984...................    10.22    12.50
 1985...................     6.67    18.01
 1986...................     5.94    14.49
 1987...................     5.56     1.30
 1988...................     6.50     7.53
 1989...................     8.19    11.44
 1990...................     7.01     7.06
 1991...................     4.95    16.89
 1992...................     3.06     7.42
 1993...................     1.11    10.93
 1994...................     2.10    -4.82      -9.81%      -7.95%      -8.62%   -11.13% -11.74%
 1995...................     3.80    19.42      19.55       15.00       25.47     50.93   40.76
 1996...................     3.23     3.04      13.18        1.55       15.83     11.85   25.02
 1997...................     3.45     9.25      10.43        7.83       15.65     25.26   33.38
 1998...................     3.39     7.44       0.93        6.79        8.13     47.36   13.31
 1999...................     3.10    -1.94       0.30       -0.88       -6.40     32.92   16.36
 2000...................     4.35     6.57       6.17        9.55       -3.13    -15.03    8.15
Cumulative Return.......   110.19   275.82      44.86       34.42       50.58    212.77  195.41
Annual Effective Rate of
 Return.................     4.38     7.94       6.20        4.92        6.87     20.32   19.21

                                  ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          -----------------------------------------------------------------
                           HARRIS  LOOMIS                     WESTPEAK
                          OAKMARK  SAYLES     MFS      MFS     GROWTH     PUTNAM     JANUS
                          MID CAP  SMALL   INVESTORS RESEARCH   AND    INTERNATIONAL  MID
                          VALUE(3)  CAP      TRUST   MANAGERS  INCOME      STOCK      CAP
                          -------- ------  --------- -------- -------- ------------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................                                                  -10.67%
 1992...................                                                  -12.28
 1993...................     5.25%                               4.76%     48.41
 1994...................    -1.47  -12.18%                      -2.46       4.92
 1995...................    30.06   29.42                       36.54      -0.26
 1996...................    17.09   30.25                       17.55      -2.97
 1997...................    16.52   24.45                       33.01      -3.51      18.20%
 1998...................    -6.77   -2.97                       23.39      21.90      37.74
 1999...................    -0.87   30.95    -6.51%   10.28%    -8.03      15.45     124.40
 2000...................    19.34    3.97    -1.34    -5.05     -6.48     -10.73     -32.83
Cumulative Return.......   102.96  143.37    -7.76     4.72    171.92      43.16     145.41
Annual Effective Rate of
 Return.................     9.67   14.27    -4.73     2.80     13.93       3.78      26.41

                                          ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ----------------------------------------------------------------------------------
                           LEHMAN                               STATE            NEUBERGER
                          BROTHERS           MORGAN             STREET   PUTNAM   BERMAN     LORD
                          AGGREGATE METLIFE  STANLEY  RUSSELL  RESEARCH  LARGE   PARTNERS   ABBETT
                            BOND     STOCK    EAFE     2000   INVESTMENT  CAP     MID CAP    BOND
                            INDEX    INDEX    INDEX    INDEX    TRUST    GROWTH    VALUE   DEBENTURE
                          --------- -------  -------  ------- ---------- ------  --------- ---------
As of December 31:
 1983...................                                        -11.53%
 1984...................                                         -0.97
 1985...................                                         35.01
 1986...................                                          9.52
 1987...................                                          6.20
 1988...................                                          9.58
 1989...................                                         31.35
 1990...................             -7.51%                      -6.75
 1991...................             30.66                       31.67
 1992...................              5.73                       10.42
 1993...................              8.71                       12.43
 1994...................             -0.08                       -4.92
 1995...................             36.47                       30.86
 1996...................             21.46                       20.08                        3.45%
 1997...................             30.71                       26.24                       15.31
 1998...................    -8.27%   26.57    -2.87%   -2.55%    26.04             -3.01%     4.54
 1999...................    -2.71    19.32    25.34    23.00     16.49             17.55      2.32
 2000...................    10.09   -10.89   -17.12    -5.98     -7.75   -33.85%   27.56     -0.41
Cumulative Return.......    -1.75   304.65     0.89    12.70    670.97   -33.85    45.43     27.07
Annual Effective Rate of
 Return.................    -0.85    14.00     0.43     5.91     12.38   -46.11    19.70      5.27

                                          ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)
                          ---------------------------------------------------------------------------------
                                                                                    LEHMAN
                                    AMERICAN AMERICAN FUNDS                      INTERMEDIATE
                          AMERICAN   FUNDS       GLOBAL     DOW JONES  S&P 500    GOVERNMENT/  CONSUMER
                           FUNDS    GROWTH-      SMALL      INDUSTRIAL  STOCK       CREDIT      PRICE
                           GROWTH    INCOME  CAPITALIZATION AVERAGE(4) INDEX(5)  BOND INDEX(6) INDEX(7)
                          --------  -------- -------------- ---------- --------  ------------- --------
As of December 31:
 1983...................                                         5.11%     1.79%      4.51%      1.07%
 1984...................     -7.92%   -0.94%                     1.35      6.27      14.37       3.95
 1985...................     19.94    38.02                     33.62     31.73      18.06       3.77
 1986...................     29.47    20.66                     27.25     18.66      13.13       1.13
 1987...................      6.77    -1.02                      5.55      5.25       3.66       4.41
 1988...................     13.31    13.00                     16.21     16.61       6.67       4.42
 1989...................     29.92    23.98                     32.24     31.69      12.77       4.65
 1990...................     -6.10    -4.30                     -0.54     -3.10       9.16       6.11
 1991...................     31.56    22.31                     24.25     30.47      14.62       3.06
 1992...................      8.97     6.13                      7.40      7.62       7.17       2.90
 1993...................     14.68    10.73                     16.97     10.08       8.79       2.75
 1994...................     -1.49     0.03                      5.02      1.32      -1.93       2.67
 1995...................     30.65    30.38                     36.94     37.58      15.33       2.54
 1996...................     11.14    16.39                     28.91     22.96       4.05       3.32
 1997...................     27.62    23.42                     24.91     33.36       7.87       1.83
 1998...................     32.98    16.11       -6.96%        18.14     28.52       8.44       1.61
 1999...................     54.67     9.34       96.45         27.21     21.04      -2.15       2.68
 2000...................      2.75     6.15      -18.75         -4.51     -9.11      10.12       3.39
Cumulative Return.......  1,238.44   694.46       48.51      1,414.13  1,223.41     341.86      73.65
Annual Effective Rate of
 Return.................     16.60    13.05       15.97         16.97     16.07       8.95       3.24

--------
NOTES:

(1) The Contract Values, Withdrawal Values, and Annual Percentage Change figures for each Class assume reinvestment of dividends and capital gain distributions. The Contract Values are net of all deductions and expenses other than any applicable Withdrawal Charge or premium tax charge. Each Withdrawal Value equals the Contract Value less any applicable Withdrawal Charge and a pro rata portion of the annual $30 Contract Administrative Fee, but does not reflect a deduction for the premium tax charge. (See "Asset-Based Insurance Charges, Withdrawal Charge and Other Deductions.") 1983 figures for Back Bay Advisors Money Market Series and Back Bay Advisors Bond Income Series are from September 1, 1983 through December 31, 1983; 1994 figures for Salomon Brothers Strategic Bond Opportunities Series, Salomon Brothers U.S. Government Series, Balanced Series, Alger Equity Growth Series and Davis Venture Value Series are from November 1, 1994 through December 31, 1994; 1993 figures for Harris Oakmark Mid Cap Value are from May 1, 1993 through December 31, 1993; 1994 figures for Loomis Sayles Small Cap Series are from May 2, 1994 through December 31, 1994; 1999 figures for MFS Investors Trust Series and MFS Research Managers are from May 1, 1999 through December 31, 1999; 1993 figures for Westpeak Growth and Income Series are from May 1, 1993 through December 31, 1993; 1998 figures for Lehman Brothers Aggregate Bond Index Portfolio are from December 1, 1998 through December 31, 1998; 1997 figures for Janus Mid Cap Portfolio are from March 3, 1997 through December 31, 1997; 1990 figures for MetLife Stock Index Portfolio are from May 1, 1990 through December 31, 1990; 1998 figures for Neuberger Berman Partners Mid Cap Value Portfolio are from December 1, 1998 through December 31, 1998; 2000 figures for Putnam Large Cap Growth Portfolio are from May 1, 2000 through December 31, 2000; 1998 figures for Morgan Stanley EAFE Index Portfolio are December 1, 1998 through December 31, 1998; 1991 figures for Putnam International Stock Portfolio are from May 1, 1991 through December 31, 1991; 1998 figures for Russell 2000 Index Portfolio are from December 1, 1998 through December 31, 1998; and 1983 figures for State Street Research Investment Trust Portfolio are from July 1, 1983 through December 31, 1983; 1996 figures for Lord Abbett Bond Debenture Portfolio are from May 1, 1996 through December 31, 1996; and 1984 figures for American Funds Growth Fund and American Funds Growth-Income Fund are from March 1, 1984 through December 31, 1984; and 1998 figures for American Funds Global Small Capitalization Fund are from May 1, 1998 through December 31, 1998.

(2) The Balanced Series' sub-adviser was Loomis Sayles & Company, L.P. until May 1, 2000 when Wellington Management Company, LLP became the sub-adviser.

(3) Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

(4) The Dow Jones Industrial Average is a market value-weighted and unmanaged index of 30 large industrial stocks traded on the New York Stock Exchange. The Annual Percentage Change figures have been adjusted to reflect reinvestment of dividends. 1983 figures are from September 1 through December 31, 1983.

(5) The S&P 500 Stock Index is an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies. The Annual Percentage Change figures have been adjusted to reflect reinvestment of dividends. 1983 figures are from September 1 through December 31, 1983.

(6) The Lehman Intermediate Government/Credit Bond Index is a subset of the Lehman Government/Credit Bond Index covering all issues with maturities between 1 and 10 years which is composed of taxable, publicly-issued, non-convertible debt obligations issued or guaranteed by the U.S. Government or its agencies and another Lehman index that is composed of taxable, fixed rate publicly-issued, investment grade non-convertible corporate debt obligations. 1983 figures are from September 1 through December 31, 1983.

(7) The Consumer Price Index, published by the U.S. Bureau of Labor Statistics, is a statistical measure of changes, over time, in the prices of goods and services. 1983 figures are from September 1 through December 31, 1983.

  The chart below illustrates what would have been the change in value of a $250 monthly investment for each Class under a Contract in each of the Eligible Funds if purchase payments had been made on the first day of each month after those Eligible Funds became available: (i) for the following Series of the Zenith Fund: September 1, 1983 for Back Bay Advisors Money Market Series and Back Bay Advisors Bond Income Series; November 1, 1994 for Salomon Brothers Strategic Bond Opportunities Series, Salomon Brothers U.S. Government Series, Balanced Series, Alger Equity Growth Series and Davis Venture Value Series; May 1, 1993 for Harris Oakmark Mid Cap Value Series; May 2, 1994 for Loomis Sayles Small Cap Series; May 1, 1999 for MFS Investors Trust Series and MFS Research Managers; and May 1, 1993 for Westpeak Growth and Income Series; (ii) for the following Portfolios of the Metropolitan Series Fund: December 1, 1998 for Lehman Brothers Aggregate Bond Index Portfolio; March 3, 1997 for Janus Mid Cap Portfolio; May 1, 1990 for MetLife Stock Index Portfolio; December 1, 1998 for Neuberger Berman Partners Mid Cap Value Portfolio; May 1, 2000 for Putnam Large Cap Growth Portfolio; December 1, 1998 for Morgan Stanley EAFE Index Portfolio; May 1, 1991 for Putnam International Stock Portfolio; December 1, 1998 for Russell 2000 Index Portfolio; and July 1, 1983 for State Street Research Investment Trust Portfolio (performance figures for the period from June 24, 1983 through September 6, 1994 are based on month-end Net Asset Values, as daily Net Asset Value information is not available); (iii) for the following Portfolio of Met Investors Series: May 1, 1996 for Lord Abbett Bond Debenture Portfolio; and
(iv) for the American Funds: February 8, 1984 for American Funds Growth Fund and American Funds Growth-Income Fund; and May 1, 1998 for American Funds Global Small Capitalization Fund. The figures shown do not reflect the deduction of any premium tax charge on withdrawal, and only Withdrawal Values, not Contract Values, reflect the deduction of any applicable Withdrawal Charge. Each purchase payment is divided by the Accumulation Unit Value of each subaccount on the date of the investment to calculate the number of Accumulation Units purchased. The total number of units under the Contract is reduced on each Contract anniversary to reflect the $30 Contract Administrative Fee, in the same manner as described in the illustrations of average annual total return. The Contract Value and the Withdrawal Value are calculated according to the methods described in the preceding examples. The annual effective rate of return in this illustration for each Class represents the compounded annual rate that the hypothetical purchase payments shown would have had to earn in order to produce the Contract Value and Withdrawal Value illustrated on December 31, 2000. The annual effective rate of return is the rate which, when added to 1 and raised to a power equal to the number of months for which the payment is invested divided by twelve, and multiplied by the payment amount, for all monthly payments, would yield the Contract Value or Withdrawal Value on the ending date of the illustration.

                   INVESTMENT RESULTS -- STANDARD CLASS

                                                           CONTRACT VALUE
                          ---------------------------------------------------------------------------------
                                                                   STATE
                                                                  STREET
                           CUMU-   BACK BAY   BACK BAY   CUMU-   RESEARCH    CUMU-               AMERICAN
                          LATIVE   ADVISORS   ADVISORS  LATIVE    INVEST-   LATIVE   AMERICAN      FUNDS
                           PAY-     MONEY       BOND     PAY-      MENT      PAY-      FUNDS      GROWTH-
                           MENTS    MARKET     INCOME    MENTS     TRUST     MENTS    GROWTH      INCOME
                          ------- ---------- ---------- ------- ----------- ------- ----------- -----------
As of December 31:
 1983...................  $ 1,000 $ 1,015.27 $ 1,011.99 $ 1,500 $  1,481.76
 1984...................    4,000   4,218.09   4,336.54   4,500    4,519.98 $ 2,750 $  2,795.27 $  2,940.21
 1985...................    7,000   7,556.70   8,323.27   7,500    9,411.91   5,750    6,568.78    7,476.21
 1986...................   10,000  10,974.14  12,529.40  10,500   13,190.72   8,750   11,602.63   12,042.12
 1987...................   13,000  14,537.05  15,582.11  13,500   16,559.54  11,750   14,898.66   14,478.27
 1988...................   16,000  18,423.81  19,627.88  16,500   21,084.37  14,750   19,798.88   19,291.93
 1989...................   19,000  22,866.39  24,785.55  19,500   30,648.03  17,750   28,673.20   26,916.73
 1990...................   22,000  27,378.81  29,446.00  22,500   31,330.18  20,750   29,749.81   28,656.58
 1991...................   25,000  31,609.74  37,417.27  25,500   44,399.61  23,750   42,171.25   38,076.14
 1992...................   28,000  35,237.60  42,868.70  28,500   51,919.62  26,750   48,999.13   43,364.00
 1993...................   31,000  38,644.23  50,513.46  31,500   61,518.08  29,750   59,061.98   50,837.57
 1994...................   34,000  42,494.93  50,897.45  34,500   61,369.19  32,750   61,142.20   53,822.08
 1995...................   37,000  47,171.11  63,860.47  37,500   83,686.00  35,750   83,170.20   73,539.85
 1996...................   40,000  51,746.85  68,717.07  40,500  103,723.73  38,750   95,577.49   88,795.95
 1997...................   43,000  56,591.00  78,015.51  43,500  134,150.00  41,750  125,283.88  112,826.76
 1998...................   46,000  61,561.93  86,684.43  46,500  172,348.22  44,750  170,119.59  134,186.26
 1999...................   49,000  66,520.69  87,739.33  49,500  203,929.31  47,750  266,897.30  149,700.82
 2000...................   52,000  72,481.20  96,345.70  52,500  190,686.65  50,750  276,762.23  161,907.60
Annual Effective Rate of
Return..................               3.69%      6.70%              13.30%              17.82%      12.49%

                                                                CONTRACT VALUE
                        -----------------------------------------------------------------------------------------------
                         CUMU-    SALOMON     SALOMON                                      CUMU-    HARRIS
                        LATIVE    BROTHERS    BROTHERS                ALGER      DAVIS    LATIVE   OAKMARK    WESTPEAK
                         PAY-     BOND OP-   U.S. GOV-                EQUITY    VENTURE    PAY-    MID CAP   GROWTH AND
                         MENTS   PORTUNITIES  ERNMENT   BALANCED(1)   GROWTH     VALUE     MENTS   VALUE(2)    INCOME
                        ------- ------------ ---------- ----------- ---------- ---------- ------- ---------- ----------
As of December 31:
 1983..................
 1984..................
 1985..................
 1986..................
 1987..................
 1988..................
 1989..................
 1990..................
 1991..................
 1992..................
 1993..................                                                                   $ 2,000 $ 2,119.78 $ 2,118.48
 1994.................. $   500  $   492.03  $   502.24 $   502.04  $   497.51 $   494.74   5,000   5,086.65   5,038.33
 1995..................   3,500    3,808.41    3,729.20   3,898.90    4,215.21   4,119.95   8,000   9,838.38  10,221.25
 1996..................   6,500    7,458.04    6,830.83   7,757.47    7,842.65   8,507.99  11,000  14,554.51  15,159.37
 1997..................   9,500   11,269.37   10,383.52  12,064.63   12,944.45  14,565.97  14,000  19,994.29  23,310.64
 1998..................  12,500   14,267.55   14,046.17  16,055.03   22,575.78  19,632.87  17,000  21,402.37  31,873.58
 1999..................  15,500   17,229.51   16,812.36  17,825.50   33,355.11  25,933.21  20,000  24,012.51  37,371.25
 2000..................  18,500   21,258.82   21,410.89  20,115.52   30,834.85  30,958.09  23,000  31,845.41  37,719.53
Annual Effective Rate
of Return..............               4.45%       4.68%      2.68%      16.40%     16.53%              8.32%     12.62%

                                                               CONTRACT VALUE
                    ----------------------------------------------------------------------------------------------------
                     CUMU-    LOOMIS   CUMU-                      CUMU-             CUMU-    PUTNAM    CUMU-
                    LATIVE    SAYLES   LATIVE    MFS       MFS    LATIVE  PUTNAM   LATIVE    INTER-   LATIVE
                     PAY-     SMALL     PAY-  INVESTORS RESEARCH   PAY-  LARGE CAP  PAY-    NATIONAL   PAY-     JANUS
                     MENTS     CAP     MENTS    TRUST   MANAGERS  MENTS   GROWTH    MENTS    STOCK     MENTS   MID CAP
                    ------- ---------- ------ --------- --------- ------ --------- ------- ---------- ------- ----------
As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............                                                                  $ 2,000 $ 2,029.84
 1992............                                                                    5,000   4,605.25
 1993............                                                                    8,000  10,122.63
 1994............   $ 2,000 $ 1,954.39                                              11,000  13,373.86
 1995............     5,000   5,881.69                                              14,000  16,316.86
 1996............     8,000  10,980.78                                              17,000  18,667.58
 1997............    11,000  16,813.43                                              20,000  20,686.62 $ 2,500 $ 2,878.01
 1998............    14,000  19,260.94                                              23,000  28,126.26   5,500   7,656.70
 1999............    17,000  28,866.36 $2,000 $2,084.01 $2,327.63                   26,000  35,525.02   8,500  21,979.23
 2000............    20,000  32,767.30  5,000  4,982.39  4,914.10 $2,000 $1,541.94  29,000  34,136.41  11,500  16,973.40
Annual Effective
Rate of Return...               14.59%           -0.40%    -1.96%          -51.27%              3.32%             20.66%

                                                                CONTRACT VALUE
                    ------------------------------------------------------------------------------------------------------
                            AMERICAN                                       NEUBERGER
                             FUNDS            LEHMAN                        BERMAN                                 LORD
                    CUMU-    GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-              CUMU-    ABBETT
                    LATIVE   SMALL    LATIVE AGGREGATE  STANLEY   RUSSELL     MID    LATIVE   METLIFE   LATIVE     BOND
                     PAY-   CAPITAL-   PAY-    BOND      EAFE      2000       CAP     PAY-     STOCK     PAY-     DEBEN-
                    MENTS   IZATION   MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS     TURE
                    ------ ---------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............                                                                    $ 2,000 $ 1,996.13
 1991............                                                                      5,000   5,872.86
 1992............                                                                      8,000   9,324.10
 1993............                                                                     11,000  13,117.02
 1994............                                                                     14,000  16,014.19
 1995............                                                                     17,000  24,996.20
 1996............                                                                     20,000  33,434.14 $ 2,000 $ 2,140.64
 1997............                                                                     23,000  46,771.12   5,000   5,620.98
 1998............   $2,000 $ 2,301.16 $  250 $  250.05 $  263.54 $  264.35 $  263.20  26,000  62,349.98   8,000   8,894.71
 1999............    5,000   8,806.27  3,250  3,179.77  3,841.46  3,839.97  3,533.00  29,000  77,336.71  11,000  12,058.89
 2000............    8,000   9,626.30  6,250  6,642.86  5,929.21  6,412.92  7,893.46  32,000  71,612.60  14,000  14,878.57
Annual Effective
Rate of Return...              13.98%            5.72%    -4.78%     2.40%    23.16%             14.37%              2.57%

                                                              WITHDRAWAL VALUE
                            -------------------------------------------------------------------------------------
                                                                     STATE
                             CUMU-   BACK BAY   BACK BAY   CUMU-    STREET     CUMU-               AMERICAN
                            LATIVE   ADVISORS   ADVISORS  LATIVE   RESEARCH   LATIVE   AMERICAN      FUNDS
                             PAY-     MONEY       BOND     PAY-   INVESTMENT   PAY-      FUNDS      GROWTH-
                             MENTS    MARKET     INCOME    MENTS     TRUST     MENTS    GROWTH      INCOME
                            ------- ---------- ---------- ------- ----------- ------- ----------- -----------
 As of December 31:
 1983....................   $ 1,000 $   914.20 $   911.15 $ 1,500 $  1,348.04
 1984....................     4,000   3,946.09   4,064.54   4,500    4,221.48 $ 2,750 $  2,569.61 $  2,704.40
 1985....................     7,000   7,125.70   7,892.27   7,500    8,954.41   5,750    6,204.03    7,111.46
 1986....................    10,000  10,394.14  11,949.40  10,500   12,589.22   8,750   11,078.88   11,518.37
 1987....................    13,000  13,838.05  14,883.11  13,500   15,844.04  11,750   14,243.41   13,823.02
 1988....................    16,000  17,635.81  18,839.88  16,500   20,284.87  14,750   19,042.13   18,535.18
 1989....................    19,000  22,019.39  23,938.55  19,500   29,794.53  17,750   27,844.95   26,088.48
 1990....................    22,000  26,442.81  28,510.00  22,500   30,362.68  20,750   28,880.06   27,786.83
 1991....................    25,000  30,589.74  36,397.27  25,500   43,379.61  23,750   41,151.25   37,056.14
 1992....................    28,000  34,217.60  41,848.70  28,500   50,899.62  26,750   47,979.13   42,344.00
 1993....................    31,000  37,624.23  49,493.46  31,500   60,498.08  29,750   58,041.98   49,817.57
 1994....................    34,000  41,474.93  49,877.45  34,500   60,349.19  32,750   60,122.20   52,802.08
 1995....................    37,000  46,151.11  62,840.47  37,500   82,666.00  35,750   82,150.20   72,519.85
 1996....................    40,000  50,726.85  67,697.07  40,500  102,703.73  38,750   94,557.49   87,775.95
 1997....................    43,000  55,571.00  76,995.51  43,500  133,130.00  41,750  124,263.88  111,806.76
 1998....................    46,000  60,541.93  85,664.43  46,500  171,328.22  44,750  169,099.59  133,166.26
 1999....................    49,000  65,500.69  86,719.33  49,500  202,909.31  47,750  265,877.30  148,680.82
 2000....................    52,000  71,461.20  95,325.70  52,500  189,666.65  50,750  275,742.23  160,887.60
 Annual Effective Rate of
 Return..................                3.54%      6.59%              13.25%              17.79%      12.42%

                                                                 WITHDRAWAL VALUE
                         -------------------------------------------------------------------------------------------------
                          CUMU-     SALOMON     SALOMON                                       CUMU-    HARRIS
                         LATIVE    BROTHERS     BROTHERS                 ALGER      DAVIS    LATIVE   OAKMARK    WESTPEAK
                          PAY-       BOND         U.S.                   EQUITY    VENTURE    PAY-    MID CAP   GROWTH AND
                          MENTS  OPPORTUNITIES GOVERNMENT  BALANCED(1)   GROWTH     VALUE     MENTS   VALUE(2)    INCOME
                         ------- ------------- ----------  ----------- ---------- ---------- ------- ---------- ----------
 As of December 31:
 1983..................
 1984..................
 1985..................
 1986..................
 1987..................
 1988..................
 1989..................
 1990..................
 1991..................
 1992..................
 1993..................                                                                      $ 2,000 $ 1,941.40 $ 1,940.19
 1994..................  $   500  $   427.59   $   437.09  $   436.90  $   432.69 $   430.11   5,000   4,761.65   4,713.33
 1995..................    3,500    3,562.91     3,483.70    3,653.40    3,969.71   3,874.45   8,000   9,354.38   9,737.25
 1996..................    6,500    7,053.54     6,426.33    7,352.97    7,438.15   8,103.49  11,000  13,931.51  14,536.37
 1997..................    9,500   10,710.87     9,825.02   11,506.13   12,385.95  14,007.47  14,000  19,262.29  22,578.64
 1998..................   12,500   13,585.05    13,363.67   15,372.53   21,893.28  18,950.37  17,000  20,591.37  31,062.58
 1999..................   15,500   16,453.01    16,035.86   17,049.00   32,578.61  25,156.71  20,000  23,152.51  36,511.25
 2000..................   18,500   20,418.32    20,570.39   19,275.02   29,994.35  30,117.59  23,000  30,846.41  36,720.53
 Annual Effective
  Rate of Return.......                3.16%         3.40%      1.31%      15.51%     15.64%              7.51%     11.94%

                                                                WITHDRAWAL VALUE
                      ----------------------------------------------------------------------------------------------------
                       CUMU-    LOOMIS   CUMU-                      CUMU-             CUMU-    PUTNAM    CUMU-
                      LATIVE    SAYLES   LATIVE    MFS       MFS    LATIVE  PUTNAM   LATIVE    INTER-   LATIVE
                       PAY-     SMALL     PAY-  INVESTORS RESEARCH   PAY-  LARGE CAP  PAY-    NATIONAL   PAY-     JANUS
                       MENTS     CAP     MENTS    TRUST   MANAGERS  MENTS   GROWTH    MENTS    STOCK     MENTS   MID CAP
                      ------- ---------- ------ --------- --------- ------ --------- ------- ---------- ------- ----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............                                                                    $ 2,000 $ 1,857.75
 1992............                                                                      5,000   4,280.25
 1993............                                                                      8,000   9,638.63
 1994............     $ 2,000 $ 1,787.58                                              11,000  12,750.86
 1995............       5,000   5,556.69                                              14,000  15,584.86
 1996............       8,000  10,496.78                                              17,000  17,856.58
 1997............      11,000  16,190.43                                              20,000  19,826.62 $ 2,500 $ 2,648.01
 1998............      14,000  18,528.94                                              23,000  27,127.26   5,500   7,305.20
 1999............      17,000  28,055.36 $2,000 $1,908.13 $2,137.63                   26,000  34,505,02   8,500  21,468.73
 2000............      20,000  31,907.30  5,000  4,657.39  4,589.10 $2,000 $1,404.00  29,000  33,116.41  11,500  16,328.90
 Annual Effective
 Rate of Return..                 13.80%           -7.88%    -9.46%          -62.88%              2.70%             18.53%

                                                                  WITHDRAWAL VALUE
                      --------------------------------------------------------------------------------------------------------
                             AMERICAN                                       NEUBERGER
                               FUNDS           LEHMAN                        BERMAN
                      CUMU-   GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-                           LORD
                      LATIVE   SMALL   LATIVE AGGREGATE  STANLEY   RUSSELL     MID    LATIVE   METLIFE                ABBETT
                       PAY-  CAPITAL-   PAY-    BOND      EAFE      2000       CAP     PAY-     STOCK    CUMULATIVE    BOND
                      MENTS   IZATION  MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     PAYMENTS  DEBENTURE
                      ------ --------- ------ --------- --------- --------- --------- ------- ---------- ---------- ----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............                                                                     $ 2,000 $ 1,826.40
 1991............                                                                       5,000   5,547.86
 1992............                                                                       8,000   8,840.10
 1993............                                                                      11,000  12,494.02
 1994............                                                                      14,000  15,282.19
 1995............                                                                      17,000  24,185.20
 1996............                                                                      20,000  32,574.14  $ 2,000   $ 1,960.80
 1997............                                                                      23,000  45,772.12    5,000     5,295.98
 1998............     $2,000 $2,111.16 $  250 $  202.55 $  215.10 $  215.84 $  214.77  26,000  61,329.98    8,000     8,410.71
 1999............      5,000  8,481.27  3,250  2,947.52  3,609.21  3,607.72  3,300.75  29,000  76,316.71   11,000    11,435.89
 2000............      8,000  9,142.30  6,250  6,251.61  5,537.96  6,021.67  7,502.21  32,000  70,592.60   14,000    14,146.57
 Annual Effective
 Rate of Return..                9.98%            0.03%   -10.76%    -3.40%    17.84%             14.12%                 0.44%

--------

(1) Wellington Management Company, LLP became the sub-adviser of the Balanced Series on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

(2) Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

                     INVESTMENT RESULTS -- BONUS CLASS

                                                                CONTRACT VALUE
                           -----------------------------------------------------------------------------------------
                                                                    STATE
                                                                   STREET
                            CUMU-   BACK BAY   BACK BAY   CUMU-   RESEARCH    CUMU-               AMERICAN
                           LATIVE   ADVISORS   ADVISORS  LATIVE    INVEST-   LATIVE   AMERICAN      FUNDS
                            PAY-     MONEY       BOND     PAY-      MENT      PAY-      FUNDS      GROWTH-
                            MENTS    MARKET     INCOME    MENTS     TRUST     MENTS    GROWTH      INCOME
                           ------- ---------- ---------- ------- ----------- ------- ----------- -----------
 As of December 31:
 1983....................  $ 1,000 $ 1,055.12 $ 1,051.71 $ 1,500 $  1,539.48 $ 2,750 $  2,902.03 $  3,052.44
 1984....................    4,000   4,336.27   4,458.23   4,500    4,627.31   5,750    6,687.99    7,619.45
 1985....................    7,000   7,660.41   8,440.77   7,500    9,525.99   8,750   11,718.82   12,175.73
 1986....................   10,000  11,049.06  12,622.64  10,500   13,272.53  11,750   14,973.34   14,563.02
 1987....................   13,000  14,569.23  15,625.84  13,500   16,591.79  14,750   19,818.21   19,324.10
 1988....................   16,000  18,398.19  19,610.52  16,500   21,050.54  17,750   28,603.03   26,867.34
 1989....................   19,000  22,764.21  24,685.01  19,500   30,502.47  20,750   29,584.62   28,513.88
 1990....................   22,000  27,179.28  29,241.15  22,500   31,089.93  23,750   41,814.24   37,775.48
 1991....................   25,000  31,296.60  37,055.08  25,500   43,936.98  26,750   48,446.49   42,900.29
 1992....................   28,000  34,800.66  42,339.75  28,500   51,237.56  29,750   58,233.01   50,156.57
 1993....................   31,000  38,073.39  49,758.62  31,500   60,544.03  32,750   60,120.29   52,960.52
 1994....................   34,000  41,770.45  50,010.33  34,500   60,237.01  35,750   81,555.65   72,170.05
 1995....................   37,000  46,261.69  62,590.27  37.500   81,923.97  38,750   93,458.72   86,900.44
 1996....................   40,000  50,633.41  67,179.08  40,500  101,256.14  41,750  122,158.72  110,107.83
 1997....................   43,000  55,294.57  76,077.88  43,500  130,584.30  44,750  165,392.85  130,578.88
 1998....................   46,000  59,968.94  84,317.48  46,500  167,276.31  47,750  258,692.96  145,254.87
 1999....................   49,000  64,655.75  85,130.54  49,500  197,338.81  50,750  267,408.68  156,648.68
 2000....................  $52,000  70,293.58  93,252.25  52,500  183,971.76
 Annual Effective Rate of
 Return..................               3.36%      6.36%              12.96%              17.48%      12.15%

                                                                 CONTRACT VALUE
                          ---------------------------------------------------------------------------------------------
                                   SALOMON    SALOMON                                               HARRIS
                           CUMU-   BROTHERS   BROTHERS                                     CUMU-   OAKMARK
                          LATIVE     BOND       U.S.                  ALGER      DAVIS    LATIVE     MID      WESTPEAK
                           PAY-     OPPOR-    GOVERN-                 EQUITY    VENTURE    PAY-      CAP     GROWTH AND
                           MENTS   TUNITIES     MENT    BALANCED(1)   GROWTH     VALUE     MENTS   VALUE(2)    INCOME
                          ------- ---------- ---------- ----------- ---------- ---------- ------- ---------- ----------
 As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................
 1992...................
 1993...................                                                                  $ 2,000 $ 2,201.62 $ 2,200.28
 1994...................  $   500 $   511.49 $   522.11 $   521.90  $   517.20 $   514.32   5,000   5,193.04   5,143.87
 1995...................    3,500   3,932.70   3,850.66   4,026.41    4,354.90   4,255.72   8,000   9,945.10  10,332.10
 1996...................    6,500   7,576.09   6,934.64   7,881.44    7,975.00   8,650.74  11,000  14,631.27  15,239.55
 1997...................    9,500  11,363.39  10,462.44  12,168.59   13,067.08  14,707.02  14,000  20,017.69  23,339.33
 1998...................   12,500  14,316.44  14,085.12  16,115.06   22,680.35  19,727.63  17,000  21,353.96  31,802.61
 1999...................   15,500  17,222.68  16,796.60  17,823.58   33,381.65  25,956.83  20,000  23,885.62  37,169.56
 2000...................   18,500  21,182.47  21,324.19  20,048.24   30,753.89  30,880.48  23,000  31,590.02  37,405.25
 Annual Effective Rate
 of Return..............               4.33%      4.55%      2.57%      16.32%     16.45%              8.12%     12.40%

                                                              CONTRACT VALUE
                   -----------------------------------------------------------------------------------------------------
                    CUMU-    LOOMIS   CUMU-                      CUMU-             CUMU-    PUTNAM    CUMU-
                   LATIVE    SAYLES   LATIVE    MFS       MFS    LATIVE  PUTNAM   LATIVE    INTER-   LATIVE
                    PAY-     SMALL     PAY-   INVES-   RESEARCH   PAY-  LARGE CAP  PAY-    NATIONAL   PAY-      JANUS
                    MENTS     CAP     MENTS    TORS    MANAGERS  MENTS   GROWTH    MENTS    STOCK     MENTS    MID CAP
                   ------- ---------- ------ --------- --------- ------ --------- ------- ---------- ------- -----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............                                                                 $ 2,000 $ 2,108.26
 1992............                                                                   5,000   4,699.05
 1993............                                                                   8,000  10,227.50
 1994............  $ 2,000 $ 2,029.93                                              11,000  13,440.50
 1995............    5,000   6,011.30                                              14,000  16,330.75
 1996............    8,000  11,113.49                                              17,000  18,619.97
 1997............   11,000  16,922.18                                              20,000  20,573.14 $ 2,500 $ 2,988.12
 1998............   14,000  19,303.43                                              23,000  27,896.85   5,500   7,811.07
 1999............   17,000  28,826.51 $2,000 $2,164.55 $2,417.53                   26,000  35,144.17   8,500  22,247.25
 2000............   20,000  32,616.62  5,000  5,088.58  5,023.36 $2,000 $1,601.61  29,000  33,686.50  11,500  17,098.19
 Annual Effective
 Rate of Return..              14.45%            2.03%     0.54%          -45.68%              3.05%              21.06%

                                                              CONTRACT VALUE
                   -----------------------------------------------------------------------------------------------------
                          AMERICAN                                       NEUBERGER
                            FUNDS           LEHMAN                        BERMAN                                 LORD
                   CUMU-   GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-              CUMU-    ABBETT
                   LATIVE   SMALL   LATIVE AGGREGATE  STANLEY   RUSSELL     MID    LATIVE   METLIFE   LATIVE     BOND
                    PAY-  CAPITAL-   PAY-    BOND      EAFE      2000       CAP     PAY-     STOCK     PAY-     DEBEN-
                   MENTS   IZATION  MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS     TURE
                   ------ --------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............                                                                  $ 2,000 $ 2,073.30
 1991............                                                                    5,000   6,003.10
 1992............                                                                    8,000   9,433.41
 1993............                                                                   11,000  13,193.38
 1994............                                                                   14,000  16,038.81
 1995............                                                                   17,000  24,947.45
 1996............                                                                   20,000  33,263.14 $ 2,000 $ 2,223.29
 1997............                                                                   23,000  46,391.75   5,000   5,744.80
 1998............  $2,000 $2,390.15 $  250 $  259.98 $  274.01 $  274.84 $  273.65  26,000  61,661.40   8,000   8,997.31
 1999............   5,000  9,020.62  3,250  3,291.45  3,977.18  3,975.43  3,657.04  29,000  76,257.35  11,000  12,125.54
 2000............   8,000  9,771.99  6,250  6,746.55  6,026.61  6,522.66  8,026.96  32,000  70,409.34  14,000  14,897.25
 Annual Effective
 Rate of Return..            15.17%            7.22%    -3.32%     4.00%    24.95%             14.07%              2.63%

                                                         WITHDRAWAL VALUE
                           -----------------------------------------------------------------------------
                                                                  STATE
                                                                  STREET
                            CUMU-   BACK BAY   BACK BAY  CUMU-   RESEARCH   CUMU-              AMERICAN
                           LATIVE   ADVISORS   ADVISORS  LATIVE  INVEST-   LATIVE   AMERICAN    FUNDS
                            PAY-     MONEY       BOND     PAY-     MENT     PAY-     FUNDS     GROWTH-
                            MENTS    MARKET     INCOME   MENTS    TRUST     MENTS    GROWTH     INCOME
                           ------- ---------- ---------- ------ ---------- ------- ---------- ----------
 As of December 31:
 1983....................  $ 1,000 $   945.12 $   941.71 $1,500 $ 1,389.48
 1984....................    4,000   3,992.27   4,114.23  4,500   4,247.81 $ 2,750 $ 2,652.03 $ 2,802.44
 1985....................    7,000   7,103.41   7,883.77  7,500   8,933.49   5,750   6,219.74   7,151.20
 1986....................   10,000  10,289.06  11,862.64 10,500  12,482.03   8,750  11,037.57  11,494.48
 1987....................   13,000  13,636.23  14,692.84 13,500  15,633.29  11,750  14,106.59  13,696.27
 1988....................   16,000  17,322.19  18,534.52 16,500  19,954.04  14,750  18,795.96  18,301.85
 1989....................   19,000  21,575.21  23,496.01 19,500  29,297.97  17,750  27,455.28  25,719.59
 1990....................   22,000  25,917.28  27,979.15 22,500  29,822.43  20,750  28,341.37  27,270.63
 1991....................   25,000  30,001.60  35,760.08 25,500  42,636.48  23,750  40,532.99  36,494.23
 1992....................   28,000  33,402.66  40,941.75 28,500  49,799.06  26,750  47,132.24  41,586.04
 1993....................   31,000  36,513.39  48,198.62 31,500  58,984.03  29,750  56,693.26  48,616.82
 1994....................   34,000  40,210.45  48,450.33 34,500  58,677.01  32,750  58,560.29  51,400.52
 1995....................   37,000  44,701.69  61,030.27 37,500  80,363.97  35,750  79,995.65  70,610.05
 1996....................   40,000  49,073.41  65,619.08 40,500  99,696.14  38,750  91,898.72  85,340.44
 1997....................   43,000  53,689.57  74,517.88 43,500 129,024.30  41,750 120,598.72 108,547.83
 1998....................   46,000  58,408.94  82,757.48 46,500 165,716.31  44,750 163,832.85 129,018.88
 1999....................   49,000  63,095.75  83,570.54 49,500 195,778.81  47,750 257,132.96 143,694.87
 2000....................   52,000  68,733.58  91,692.25 52,500 182,411.76  50,750 265,848.68 155,088.68
 Annual Effective Rate of
 Return..................               3.12%      6.18%            12.88%             17.43%     12.05%

                                                               WITHDRAWAL VALUE
                       ------------------------------------------------------------------------------------------------
                        CUMU-     SALOMON     SALOMON                                      CUMU-    HARRIS
                       LATIVE    BROTHERS     BROTHERS                ALGER      DAVIS    LATIVE   OAKMARK    WESTPEAK
                        PAY-       BOND         U.S.                  EQUITY    VENTURE    PAY-    MID CAP   GROWTH AND
                        MENTS  OPPORTUNITIES GOVERNMENT BALANCED(1)   GROWTH     VALUE     MENTS   VALUE(2)    INCOME
                       ------- ------------- ---------- ----------- ---------- ---------- ------- ---------- ----------
As of December 31:
1983..................
1984..................
1985..................
1986..................
1987..................
1988..................
1989..................
1990..................
1991..................
1992..................
1993..................                                                                    $ 2,000 $ 2,011.62 $ 2,010.28
1994.................. $   500  $   441.49   $   452.11 $   451.90  $   447.20 $   444.32   5,000   4,778.04   4,728.87
1995..................   3,500    3,624.20     3,542.16   3,717.91    4,046.40   3,947.22   8,000   9,317.10   9,704.10
1996..................   6,500    7,054.59     6,413.14   7,359.94    7,453.50   8,129.24  11,000  13,810.27  14,418.55
1997..................   9,500   10,633.89     9,732.94  11,439.09   12,337.58  13,977.52  14,000  19,033.69  22,355.33
1998..................  12,500   13,408.94    13,177.62  15,207.56   21,772.85  18,820.13  17,000  20,236.96  30,685.61
1999..................  15,500   16,167.18    15,741.10  16,768.08   32,326.15  24,901.33  20,000  22,665.62  35,949.56
2000..................  18,500   20,008.97    20,150.69  18,874.74   29,580.39  29,706.98  23,000  30,317.02  36,132.25
Annual Effective Rate
of Return.............               2.51%        2.73%      0.64%      15.06%     15.20%              7.07%     11.52%

                                                              WITHDRAWAL VALUE
                    -----------------------------------------------------------------------------------------------------
                     CUMU-    LOOMIS   CUMU-                      CUMU-   PUTNAM    CUMU-    PUTNAM     CUMU-
                    LATIVE    SAYLES   LATIVE    MFS       MFS    LATIVE   LARGE   LATIVE    INTER-    LATIVE
                     PAY-     SMALL     PAY-  INVESTORS RESEARCH   PAY-     CAP     PAY-    NATIONAL    PAY-     JANUS
                     MENTS     CAP     MENTS    TRUST   MANAGERS  MENTS   GROWTH    MENTS     STOCK     MENTS   MID CAP
                    ------- ---------- ------ --------- --------- ------ --------- ------- ----------- ------- ----------
As of December 31:
1983............
1984............
1985............
1986............
1987............
1988............
1989............
1990............
1991............                                                                   $ 2,000 $  1,918.26
1992............                                                                     5,000    4,284.05
1993............                                                                     8,000    9,599.50
1994............    $ 2,000 $ 1,839.93                                              11,000   12,619.50
1995............      5,000   5,596.30                                              14,000   15,346.75
1996............      8,000  10,485.49                                              17,000   17,502.97
1997............     11,000  16,101.18                                              20,000   19,353.14 $ 2,500 $ 2,758.12
1998............     14,000  18,319.43                                              23,000   26.623.85   5,500   7,360.57
1999............     17,000  27,709.51 $2,000 $1,974.55 $2,227.53                   26,000   33,838.17   8,500  21,583.75
2000............     20,000  31,396.62  5,000  4,673.58  4,608.36 $2,000 $1,427.46  29,000   32,207.50  11,500  16,246.69
Annual Effective
Rate of Return..                13.32%           -7.50%    -9.01%          -61.03%               2.14%             18.26%

                                                              WITHDRAWAL VALUE
                    -----------------------------------------------------------------------------------------------------
                           AMERICAN                                       NEUBERGER
                             FUNDS           LEHMAN                        BERMAN
                    CUMU-   GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-              CUMU-     LORD
                    LATIVE   SMALL   LATIVE AGGREGATE  STANLEY   RUSSELL     MID    LATIVE   METLIFE   LATIVE    ABBETT
                     PAY-  CAPITAL-   PAY-    BOND      EAFE      2000       CAP     PAY-     STOCK     PAY-      BOND
                    MENTS   IZATION  MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS  DEBENTURE
                    ------ --------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
As of December 31:
1983............
1984............
1985............
1986............
1987............
1988............
1989............
1990............                                                                    $ 2,000 $ 1,883.30
1991............                                                                      5,000   5,588.10
1992............                                                                      8,000   8,805.41
1993............                                                                     11,000  12,372.38
1994............                                                                     14,000  15,054.81
1995............                                                                     17,000  23,830.45
1996............                                                                     20,000  32,043.14 $ 2,000 $ 2,033.29
1997............                                                                     23,000  45,118.75   5,000   5,329.80
1998............    $2,000 $2,200.15 $  250 $  209.98 $  224.01 $  224.84 $  223.65  26,000  60,355.40   8,000   8,369.31
1999............     5,000  8,605.02  3,250  3,001.45  3,687.18  3,685.43  3,367.04  29,000  74,778.35  11,000  11,304.54
2000............     8,000  9,143.99  6,250  6,242.80  5,522.86  6,018.91  7,523.21  32,000  68,849.34  14,000  13,913.25
Annual Effective
Rate of Return..              10.00%           -0.10%   -10.98%    -3.44%    18.12%             13.68%             -0.26%

--------

(1) Wellington Management Company, LLP became the sub-adviser of the Balanced Series on May 1, 2000. Prior to that time, Loomis Sayles & Company L.P. served as sub-adviser.

(2) Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.


-------------------------------------------------------------------------------

                       INVESTMENT RESULTS -- C CLASS

                                                          CONTRACT VALUE
                         ---------------------------------------------------------------------------------
                                                                  STATE
                          CUMU-   BACK BAY   BACK BAY   CUMU-    STREET     CUMU-               AMERICAN
                         LATIVE   ADVISORS   ADVISORS  LATIVE   RESEARCH   LATIVE   AMERICAN      FUNDS
                          PAY-     MONEY       BOND     PAY-   INVESTMENT   PAY-      FUNDS      GROWTH-
                          MENTS    MARKET     INCOME    MENTS     TRUST     MENTS    GROWTH      INCOME
                         ------- ---------- ---------- ------- ----------- ------- ----------- -----------
As of December 31:
 1983................... $ 1,000 $ 1,014.54 $ 1,011.26 $ 1,500 $  1,480.27
 1984...................   4,000   4,207.41   4,325.60   4,500    4,507.57 $ 2,750 $  2,790.42 $  2,935.04
 1985...................   7,000   7,523.81   8,286.53   7,500    9,367.94   5,750    6,545.37    7,448.64
 1986...................  10,000  10,906.19  12,449.20  10,500   13,101.87   8,750   11,537.20   11,971.97
 1987...................  13,000  14,420.20  15,452.15  13,500   16,412.67  11,750   14,781.67   14,362.90
 1988...................  16,000  18,241.28  19,426.21  16,500   20,856.57  14,750   19,603.74   19,100.66
 1989...................  19,000  22,596.33  24,482.33  19,500   30,251.42  17,750   28,328.33   26,593.79
 1990...................  22,000  27,001.44  29,026.67  22,500   30,857.35  20,750   29,328.21   28,253.74
 1991...................  25,000  31,111.63  36,807.31  25,500   43,633.95  23,750   41,480.54   37,460.40
 1992...................  28,000  34,612.66  42,077.31  28,500   50,906.53  26,750   48,085.50   42,568.28
 1993...................  31,000  37,883.83  49,469.24  31,500   60,173.19  29,750   57,822.98   49,792.55
 1994...................  34,000  41,577.45  49,736.46  34,500   59,885.61  32,750   59,717.83   52,597.67
 1995...................  37,000  46,061.92  62,265.22  37,500   81,465.89  35,750   81,031.85   71,698.77
 1996...................  40,000  50,427.79  66,846.18  40,500  100,708.23  38,750   92,878.88   86,354.07
 1997...................  43,000  55,037.47  75,716.40  43,500  129,895.45  41,750  121,421.75  109,436.18
 1998...................  46,000  59,750.32  83,931.49  46,500  166,411.69  44,750  164,416.86  129,802.19
 1999...................  49,000  64,431.03  84,754.33  49,500  196,335.82  47,750  257,189.83  144,409.14
 2000...................  52,000  70,059.83  92,853.85  52,500  183,050.33  50,750  265,870.87  155,754.63
Rate of Return Annu-
al Effective............              3.32%      6.31%              12.91%              17.43%      12.09%

                                                                         CONTRACT VALUE
                                  ---------------------------------------------------------------------------------------------
                                           SALOMON    SALOMON                                               HARRIS
                                   CUMU-   BROTHERS   BROTHERS                                     CUMU-   OAKMARK
                                  LATIVE     BOND       U.S.                  ALGER      DAVIS    LATIVE     MID      WESTPEAK
                                   PAY-     OPPOR-    GOVERN-                 EQUITY    VENTURE    PAY-      CAP     GROWTH AND
                                   MENTS   TUNITIES     MENT    BALANCED(1)   GROWTH     VALUE     MENTS   VALUE(2)    INCOME
                                  ------- ---------- ---------- ----------- ---------- ---------- ------- ---------- ----------
As of December 31:
 1983....................
 1984....................
 1985....................
 1986....................
 1987....................
 1988....................
 1989....................
 1990....................
 1991....................
 1992....................
 1993....................                                                                         $ 2,000 $ 2,116.94 $ 2,115.65
 1994....................         $   500 $   491.82 $   502.03 $   501.83  $   497.31 $   494.54   5,000   5,071.01   5,022.85
 1995....................           3,500   3,799.88   3,720.90   3,890.09    4,205.27   4,110.45   8,000   9,789.16  10,170.21
 1996....................           6,500   7,427.23   6,803.24   7,725.23    7,809.00   8,471.65  11,000  14,451.54  15,052.17
 1997....................           9,500  11,201.31  10,322.75  11,990.69   12,862.69  14,472.61  14,000  19,810.99  23,094.18
 1998....................          12,500  14,154.34  13,937.80  15,924.81   22,384.34  19,464.80  17,000  21,162.41  31,503.56
 1999....................          15,500  17,061.51  16,651.86  17,646.57   32,992.49  25,654.02  20,000  23,697.22  36,849.01
 2000....................          18,500  21,013.13  21,167.52  19,878.05   30,424.60  30,555.52  23,000  31,367.60  37,107.21
Annual Effective Rate of Return.               4.08%      4.31%      2.30%      15.97%     16.11%              7.94%     12.20%

                                                               CONTRACT VALUE
                   ------------------------------------------------------------------------------------------------------
                    CUMU-    LOOMIS   CUMU-                       CUMU-             CUMU-    PUTNAM     CUMU-
                   LATIVE    SAYLES   LATIVE    MFS        MFS    LATIVE  PUTNAM   LATIVE    INTER-    LATIVE
                    PAY-     SMALL     PAY-  INVESTORS  RESEARCH   PAY-  LARGE CAP  PAY-    NATIONAL    PAY-     JANUS
                    MENTS     CAP     MENTS    TRUST    MANAGERS  MENTS   GROWTH    MENTS     STOCK     MENTS   MID CAP
                   ------- ---------- ------ ---------- --------- ------ --------- ------- ----------- ------- ----------
 As of Decem-
 ber 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............                                                                  $ 2,000 $  2,027.17
 1992............                                                                    5,000    4,591.40
 1993............                                                                    8,000   10,072.56
 1994............  $ 2,000 $ 1,951.86                                               11,000   13,279.89
 1995............    5,000   5,863.25                                               14,000   16,171.99
 1996............    8,000  10,923.86                                               17,000   18,467.17
 1997............   11,000  16,690.11                                               20,000   20,426.91 $ 2,500 $ 2,873.19
 1998............   14,000  19,079.81                                               23,000   27,721.19   5,500   7,629.54
 1999............   17,000  28,537.72 $2,000 $ 2,081.30 $2,324.55                   26,000   34,943.56   8,500  21,850.94
 2000............   20,000  32,318.68  5,000   4,967.09  4,898.41 $2,000 $1,540.01  29,000   33,509.81  11,500  16,831.36
 Annual Effec-
 tive Rate  of
  Return.........              14.18%            -0.75%    -2.32%          -51.44%               2.94%             20.20%

                                                             CONTRACT VALUE
                  -----------------------------------------------------------------------------------------------------
                         AMERICAN                                       NEUBERGER
                           FUNDS           LEHMAN                        BERMAN                                 LORD
                  CUMU-   GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-              CUMU-    ABBETT
                  LATIVE   SMALL   LATIVE AGGREGATE  STANLEY   RUSSELL     MID    LATIVE   METLIFE   LATIVE     BOND
                   PAY-  CAPITAL-   PAY-    BOND      EAFE      2000       CAP     PAY-     STOCK     PAY-     DEBEN-
                  MENTS   IZATION  MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS     TURE
                  ------ --------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
As of December 31:
1983............
1984............
1985............
1986............
1987............
1988............
1989............
1990............                                                                  $ 2,000 $ 1,993.56
1991............                                                                    5,000   5,854.27
1992............                                                                    8,000   9,276.87
1993............                                                                   11,000  13,025.40
1994............                                                                   14,000  15,872.40
1995............                                                                   17,000  24,724.38
1996............                                                                   20,000  32,995.24 $ 2,000 $ 2,137.78
1997............                                                                   23,000  46,045.13   5,000   5,603.07
1998............  $2,000 $2,298.22 $  250 $  249.98 $  263.47 $  264.27 $  263.12  26,000  61,226.19   8,000   8,849.86
1999............   5,000  8,776.51  3,250  3,173.26  3,833.38  3,831.95  3,525.63  29,000  75,742.49  11,000  11,976.20
2000............   8,000  9,572.45  6,250  6,617.58  5,906.21  6,387.50  7,861.97  32,000  69,952.29  14,000  14,749.82
Annual Effective
Rate of Return..            13.54%            5.38%    -5.13%     2.03%    22.73%             13.96%              2.20%

                                                         WITHDRAWAL VALUE
                          -------------------------------------------------------------------------------
                                                                  STATE
                                                                  STREET
                           CUMU-   BACK BAY   BACK BAY   CUMU-   RESEARCH   CUMU-              AMERICAN
                          LATIVE   ADVISORS   ADVISORS  LATIVE   INVEST-   LATIVE   AMERICAN     FUNDS
                           PAY-,    MONEY       BOND     PAY-      MENT     PAY-     FUNDS      GROWTH-
                           MENTS    MARKET     INCOME    MENTS    TRUST     MENTS    GROWTH     INCOME
                          ------- ---------- ---------- ------- ---------- ------- ---------- -----------
As of December 31:
1983....................  $ 1,000 $   984.54 $   981.26 $ 1,500 $ 1,450.27
1984....................    4,000   4,177.41   4,295.60   4,500   4,477.57 $ 2,750 $ 2,760.42 $  2,905.04
1985....................    7,000   7,493.81   8,256.53   7,500   9,337.94   5,750   6,515.37    7,418.64
1986....................   10,000  10,876.19  12,419.20  10,500  13,071.87   8,750  11,507.20   11,941.97
1987....................   13,000  14,390.20  15,422.15  13,500  16,382.67  11,750  14,751.67   14,332.90
1988....................   16,000  18,211.28  19,396.21  16,500  20,826.57  14,750  19,573.74   19,070.66
1989....................   19,000  22,566.33  24,452.33  19,500  30,221.42  17,750  28,298.33   26,563.79
1990....................   22,000  26,971.44  28,996.67  22,500  30,827.35  20,750  29,298.21   28,223.74
1991....................   25,000  31,081.63  36,777.31  25,500  43,603.95  23,750  41,450.54   37,430.40
1992....................   28,000  34,582.66  42,047.31  28,500  50,876.53  26,750  48,055.50   42,538.28
1993....................   31,000  37,853.83  49,439.24  31,500  60,143.19  29,750  57,792.98   49,762.55
1994....................   34,000  41,547.45  49,706.46  34,500  59,855.61  32,750  59,687.83   52,567.67
1995....................   37,000  46,031.92  62,235.22  37,500  81,435.89  35,750  81,001.85   71,668.77
1996....................   40,000  50,397.79  66,816.18  40,500 100,678.23  38,750  92,848.88   86,324.07
1997....................   43,000  55,007.47  75,686.40  43,500 129,865.45  41,750 121,391.75  109,406.18
1998....................   46,000  59,720.32  83,901.49  46,500 166,381.69  44,750 164,386.86  129,772.19
1999....................   49,000  64,401.03  84,724.33  49,500 196,305.82  47,750 257,159.83  144,379.14
2000....................   52,000  70,029.83  92,823.85  52,500 183,020.33  50,750 265,840.87  155,724.63
Annual Effective Rate of
Return..................               3.32%      6.31%             12.91%             17.42%      12.09%

                                                               WITHDRAWAL VALUE
                       ------------------------------------------------------------------------------------------------
                        CUMU-     SALOMON     SALOMON                                      CUMU-    HARRIS
                       LATIVE    BROTHERS     BROTHERS                ALGER      DAVIS    LATIVE   OAKMARK    WESTPEAK
                        PAY-       BOND         U.S.                  EQUITY    VENTURE    PAY-    MID CAP   GROWTH AND
                        MENTS  OPPORTUNITIES GOVERNMENT BALANCED(1)   GROWTH     VALUE     MENTS   VALUE(2)    INCOME
                       ------- ------------- ---------- ----------- ---------- ---------- ------- ---------- ----------
As of December 31:
1983..................
1984..................
1985..................
1986..................
1987..................
1988..................
1989..................
1990..................
1991..................
1992..................
1993..................                                                                    $ 2,000 $ 2,086.94 $ 2,085.65
1994.................. $   500  $   461.82   $   472.03 $   471.83  $   467.31 $   464.54   5,000   5,041.01   4,992.85
1995..................   3,500    3,769.88     3,690.90   3,860.09    4,175.27   4,080.45   8,000   9,759.16  10,140.21
1996..................   6,500    7,397.23     6,773.24   7,695.23    7,779.00   8,441.65  11,000  14,421.54  15,022.17
1997..................   9,500   11,171.31    10,292.75  11,960.69   12,832.69  14,442.61  14,000  19,780.99  23,064.18
1998..................  12,500   14,124.34    13,907.80  15,894.81   22,354.34  19,434.80  17,000  21,132.41  31,473.56
1999..................  15,500   17,031.51    16,621.86  17,616.57   32,962.49  25,624.02  20,000  23,667.22  36,819.01
2000..................  18,500   20,983.13    21,137.52  19,848.05   30,394.60  30,525.52  23,000  31,337.60  37,077.21
Annual Effective Rate
of Return.............               4.03%        4.27%      2.25%      15.93%     16.07%              7.92%     12.18%

                                                              WITHDRAWAL VALUE
                    ----------------------------------------------------------------------------------------------------
                     CUMU-    LOOMIS   CUMU-                      CUMU-             CUMU-    PUTNAM    CUMU-
                    LATIVE    SAYLES   LATIVE    MFS      MFS-    LATIVE  PUTNAM   LATIVE    INTER-   LATIVE
                     PAY-     SMALL     PAY-  INVESTORS RESEARCH   PAY-  LARGE CAP  PAY-    NATIONAL   PAY-     JANUS
                     MENTS     CAP     MENTS    TRUST   MANAGERS  MENTS   GROWTH    MENTS    STOCK     MENTS   MID CAP
                    ------- ---------- ------ --------- --------- ------ --------- ------- ---------- ------- ----------
As of December 31:
1983............
1984............
1985............
1986............
1987............
1988............
1989............
1990............
1991............                                                                   $ 2,000 $ 1,997.17
1992............                                                                     5,000   4,561.40
1993............                                                                     8,000  10,042.56
1994............    $ 2,000 $ 1,921.86                                              11,000  13,249.89
1995............      5,000   5,833.25                                              14,000  16,141.99
1996............      8,000  10,893.86                                              17,000  18,437.17
1997............     11,000  16,660.11                                              20,000  20,396.91 $ 2,500 $ 2,843.19
1998............     14,000  19,049.81                                              23,000  27,691.19   5,500   7,599.54
1999............     17,000  28,507.72 $2,000 $2,051.30 $2,294.55                   26,000  34,913.56   8,500  21,820.94
2000............     20,000  32,288.68  5,000  4,937.09  4,868.41 $2,000 $1,510.01  29,000  33,479.81  11,500  16,801.36
Annual Effective
Rate of Return..                14.16%           -1.45%    -3.02%          -54.11%              2.92%             20.10%

                                                                WITHDRAWAL VALUE
                    ---------------------------------------------------------------------------------------------------------
                           AMERICAN                                       NEUBERGER
                             FUNDS           LEHMAN                        BERMAN
                    CUMU-   GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-              CUMU-     LORD
                    LATIVE   SMALL   LATIVE AGGREGATE  STANLEY   RUSSELL     MID    LATIVE   METLIFE   LATIVE    ABBETT
                     PAY-  CAPITAL-   PAY-    BOND      EAFE      2000       CAP     PAY-     STOCK     PAY-      BOND
                    MENTS   IZATION  MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS  DEBENTURE
                    ------ --------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
As of December 31:
1983............
1984............
1985............
1986............
1987............
1988............
1989............
1990............                                                                    $ 2,000 $ 1,963.56
1991............                                                                      5,000   5,824.27
1992............                                                                      8,000   9,246.87
1993............                                                                     11,000  12,995.40
1994............                                                                     14,000  15,842.40
1995............                                                                     17,000  24,694.38
1996............                                                                     20,000  32,965.24 $ 2,000 $ 2,107.78
1997............                                                                     23,000  46,015.13   5,000   5,573.07
1998............    $2,000 $2,268.22 $  250 $  219.98 $  233.47 $  234.27 $  233.12  26,000  61,196.19   8,000   8,819.86
1999............     5,000  8,746.51  3,250  3,143.26  3,803.38  3,801.95  3,495.63  29,000  75,712.49  11,000  11,946.20
2000............     8,000  9,542.45  6,250  6,587.58  5,876.21  6,357.50  7,831.97  32,000  69,922.29  14,000  14,719.82
Annual Effective
Rate of Return..              13.30%            4.94%    -5.58%     1.59%    22.33%             13.95%              2.12%

--------

(1) Wellington Management Company, LLP became the sub-adviser of the Balanced Series on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

(2) Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

-------------------------------------------------------------------------------

                       INVESTMENT RESULTS -- L CLASS

                                                           CONTRACT VALUE
                           -------------------------------------------------------------------------------
                                                                    STATE
                                                                   STREET
                            CUMU-   BACK BAY   BACK BAY   CUMU-   RESEARCH    CUMU-              AMERICAN
                           LATIVE   ADVISORS   ADVISORS  LATIVE    INVEST-   LATIVE   AMERICAN    FUNDS
                            PAY-     MONEY       BOND     PAY-      MENT      PAY-     FUNDS     GROWTH-
                            MENTS    MARKET     INCOME    MENTS     TRUST     MENTS    GROWTH     INCOME
                           ------- ---------- ---------- ------- ----------- ------- ---------- ----------
 As of December 31:
 1983....................  $ 1,000 $ 1,014.75 $ 1,011.47 $ 1,500 $  1,480.70
 1984....................    4,000   4,210.46   4,328.72   4,500    4,511.11 $ 2,750 $ 2,791.80 $ 2,936.52
 1985....................    7,000   7,533.19   8,297.01   7,500    9,380.48   5,750   6,552.04   7,456.50
 1986....................   10,000  10,925.55  12,472.05  10,500   13,127.18   8,750  11,555.84  11,991.95
 1987....................   13,000  14,453.47  15,489.14  13,500   16,454.47  11,750  14,814.97  14,395.73
 1988....................   16,000  18,293.20  19,483.57  16,500   20,921.34  14,750  19,659.23  19,155.05
 1989....................   19,000  22,673.08  24,568.49  19,500   30,364.09  17,750  28,426.31  26,685.54
 1990....................   22,000  27,108.59  29,145.71  22,500   30,991.55  20,750  29,447.88  28,368.08
 1991....................   25,000  31,252.93  36,980.32  25,500   43,851.05  23,750  41,676.41  37,635.01
 1992....................   28,000  34,789.78  42,301.56  28,500   51,193.52  26,750  48,344.33  42,793.71
 1993....................   31,000  38,099.15  49,764.86  31,500   60,553.80  29,750  58,173.64  50,088.33
 1994....................   34,000  41,837.01  50,064.82  34,500   60,305.06  32,750  60,120.56  52,943.89
 1995....................   37,000  46,375.44  62,715.98  37,500   82,092.95  35,750  81,635.85  72,218.85
 1996....................   40,000  50,800.29  67,374.31  40,500  101,559.09  38,750  93,640.35  87,043.19
 1997....................   43,000  55,475.78  76,364.79  43,500  131,094.69  41,750 122,510.42 110,392.07
 1998....................   46,000  60,260.98  84,707.10  46,500  168,083.30  44,750 166,022.70 131,036.92
 1999....................   49,000  65,019.53  85,594.50  49,500  198,471.75  47,750 259,920.48 145,897.95
 2000....................   52,000  70,741.12  93,835.72  52,500  185,196.01  50,750 268,931.26 157,483.95
 Annual Effective
 Rate of Return..........               3.43%      6.42%              13.02%             17.54%     12.21%

                                                                 CONTRACT VALUE
                          ---------------------------------------------------------------------------------------------
                                   SALOMON    SALOMON                                               HARRIS
                           CUMU-   BROTHERS   BROTHERS                                     CUMU-   OAKMARK
                          LATIVE     BOND       U.S.                  ALGER      DAVIS    LATIVE     MID      WESTPEAK
                           PAY-     OPPOR-    GOVERN-                 EQUITY    VENTURE    PAY-      CAP     GROWTH AND
                           MENTS   TUNITIES     MENT    BALANCED(1)   GROWTH     VALUE     MENTS   VALUE(2)    INCOME
                          ------- ---------- ---------- ----------- ---------- ---------- ------- ---------- ----------
 As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................
 1992...................
 1993...................                                                                  $ 2,000 $ 2,117.75 $ 2,116.46
 1994...................  $   500 $   491.88 $   502.09 $   501.89  $   497.37 $   494.60   5,000   5,075.47   5,027.27
 1995...................    3,500   3,802.31   3,723.27   3,892.61    4,208.10   4,113.16   8,000   9,803.20  10,184.76
 1996...................    6,500   7,436.01   6,811.11   7,734.42    7,818.59   8,482.01  11,000  14,480.87  15,082.71
 1997...................    9,500  11,220.70  10,340.07  12,011.76   12,885.99  14,499.21  14,000  19,863.15  23,155.78
 1998...................   12,500  14,186.57  13,968.66  15,961.88   22,438.84  19,512.65  17,000  21,230.64  31,608.76
 1999...................   15,500  17,109.30  16,697.52  17,697.46   33,095.61  25,733.42  20,000  23,786.77  36,997.33
 2000...................   18,500  21,082.96  21,236.69  19,945.53   30,541.15  30,669.90  23,000  31,503.20  37,280.95
 Annual Effective
 Rate of Return.........               4.18%      4.41%      2.41%      16.09%     16.23%              8.05%     12.32%

                                                              CONTRACT VALUE
                   -----------------------------------------------------------------------------------------------------
                    CUMU-    LOOMIS   CUMU-                      CUMU-             CUMU-    PUTNAM    CUMU-
                   LATIVE    SAYLES   LATIVE    MFS       MFS    LATIVE  PUTNAM   LATIVE    INTER-   LATIVE
                    PAY-     SMALL     PAY-  INVESTORS RESEARCH   PAY-  LARGE CAP  PAY-    NATIONAL   PAY-      JANUS
                    MENTS     CAP     MENTS    TRUST   MANAGERS  MENTS   GROWTH    MENTS    STOCK     MENTS    MID CAP
                   ------- ---------- ------ --------- --------- ------ --------- ------- ---------- ------- -----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............                                                                 $ 2,000 $ 2,027.93
 1992............                                                                   5,000   4,595.35
 1993............                                                                   8,000  10,086.84
 1994............  $ 2,000 $ 1,952.58                                              11,000  13,306.66
 1995............    5,000   5,868.51                                              14,000  16,213.22
 1996............    8,000  10,940.09                                              17,000  18,524.15
 1997............   11,000  16,725.24                                              20,000  20,500.69 $ 2,500 $ 2,874.57
 1998............   14,000  19,131.35                                              23,000  27,836.16   5,500   7,637.29
 1999............   17,000  28,631.15 $2,000 $2,082.07 $2,325.43                   26,000  35,108.45   8,500  21,887.50
 2000............   20,000  32,446.09  5,000  4,971.45  4,902.88 $2,000 $1,540.56  29,000  33,687.34  11,500  16,871.80
 Annual Effective
 Rate of Return..              14.30%           -0.66%    -2.23%          -51.40%              3.05%              20.33%

                                                                CONTRACT VALUE
                   ---------------------------------------------------------------------------------------------------------
                          AMERICAN                                       NEUBERGER
                            FUNDS           LEHMAN                        BERMAN                                 LORD
                   CUMU-   GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-              CUMU-    ABBETT
                   LATIVE   SMALL   LATIVE  AGGRE-    STANLEY   RUSSELL     MID    LATIVE   METLIFE   LATIVE     BOND
                    PAY-  CAPITAL-   PAY-  GATE BOND   EAFE      2000       CAP     PAY-     STOCK     PAY-     DEBEN-
                   MENTS   IZATION  MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS     TURE
                   ------ --------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............                                                                  $ 2,000 $ 1,994.29
 1991............                                                                    5,000   5,859.57
 1992............                                                                    8,000   9,290.34
 1993............                                                                   11,000  13,051.50
 1994............                                                                   14,000  15,912.75
 1995............                                                                   17,000  24,801.66
 1996............                                                                   20,000  33,119.92 $ 2,000 $ 2,138.60
 1997............                                                                   23,000  46,251.16   5,000   5,608.18
 1998............  $2,000 $2,299.06 $  250 $  250.00 $  263.49 $  264.29 $  263.14  26,000  61,544.80   8,000   8,862.64
 1999............   5,000  8,785.00  3,250  3,175.12  3,835.69  3,834.24  3,527.74  29,000  76,194.02  11,000  11,999.75
 2000............   8,000  9,587.80  6,250  6,624.79  5,912.77  6,394.75  7,870.95  32,000  70,422.06  14,000  14,786.46
 Annual Effective
 Rate of Return..            13.67%            5.47%    -5.03%     2.12%    22.84%             14.08%              2.31%

                                                           WITHDRAWAL VALUE
                           ---------------------------------------------------------------------------------
                                                                    STATE
                                                                   STREET
                            CUMU-   BACK BAY   BACK BAY   CUMU-   RESEARCH    CUMU-               AMERICAN
                           LATIVE   ADVISORS   ADVISORS  LATIVE    INVEST-   LATIVE   AMERICAN      FUNDS
                            PAY-     MONEY       BOND     PAY-      MENT      PAY-      FUNDS      GROWTH-
                            MENTS    MARKET     INCOME    MENTS     TRUST     MENTS    GROWTH      INCOME
                           ------- ---------- ---------- ------- ----------- ------- ----------- -----------
 As of December 31:
 1983....................  $ 1,000 $   913.72 $   910.67 $ 1,500 $  1,347.05
 1984....................    4,000   3,938.46   4,056.72   4,500    4,212.61 $ 2,750 $  2,566.38 $  2,700.96
 1985....................    7,000   7,112.19   7,876.01   7,500    8,937.98   5,750    6,187.29    7,091.75
 1986....................   10,000  10,355.55  11,902.05  10,500   12,557.18   8,750   11,059.59   11,495.70
 1987....................   13,000  13,883.47  14,919.14  13,500   15,884.47  11,750   14,244.97   13,825.73
 1988....................   16,000  17,723.20  18,913.57  16,500   20,351.34  14,750   19,089.23   18,585.05
 1989....................   19,000  22,103.08  23,998.49  19,500   29,794.09  17,750   27,856.31   26,115.54
 1990....................   22,000  26,538.59  28,575.71  22,500   30,421.55  20,750   28,877.88   27,798.08
 1991....................   25,000  30,682.93  36,410.32  25,500   43,281.05  23,750   41,106.41   37,065.01
 1992....................   28,000  34,219.78  41,731.56  28,500   50,623.52  26,750   47,774.33   42,223.71
 1993....................   31,000  37,529.15  49,194.86  31,500   59,983.80  29,750   57,603.64   49,518.33
 1994....................   34,000  41,267.01  49,494.82  34,500   59,735.06  32,750   59,550.56   52,373.89
 1995....................   37,000  45,805.44  62,145.98  37,500   81,522.95  35,750   81,065.85   71,648.85
 1996....................   40,000  50,230.29  66,804.31  40,500  100,989.09  38,750   93,070.35   86,473.19
 1997....................   43,000  54,905.78  75,794.79  43,500  130,524.69  41,750  121,940.42  109,822.07
 1998....................   46,000  59,690.98  84,137.10  46,500  167,513.30  44,750  165,452.70  130,466.92
 1999....................   49,000  64,449.53  85,024.50  49,500  197,901.75  47,750  259,350.48  145,327.95
 2000....................   52,000  70,171.12  93,265.72  52,500  184,626.01  50,750  268,361.26  156,913.95
 Annual Effective Rate of
 Return..................               3.34%      6.36%              12.99%              17.52%      12.17%

                                                                 WITHDRAWAL VALUE
                         ------------------------------------------------------------------------------------------------
                          CUMU-     SALOMON     SALOMON                                      CUMU-    HARRIS
                         LATIVE    BROTHERS     BROTHERS                ALGER      DAVIS    LATIVE   OAKMARK    WESTPEAK
                          PAY-       BOND         U.S.                  EQUITY    VENTURE    PAY-    MID CAP   GROWTH AND
                          MENTS  OPPORTUNITIES GOVERNMENT BALANCED(1)   GROWTH     VALUE     MENTS   VALUE(2)    INCOME
                         ------- ------------- ---------- ----------- ---------- ---------- ------- ---------- ----------
 As of December 31:
 1983..................
 1984..................
 1985..................
 1986..................
 1987..................
 1988..................
 1989..................
 1990..................
 1991..................
 1992..................
 1993..................                                                                     $ 2,000 $ 1,939.51 $ 1,938.31
 1994..................  $   500  $   427.45   $   436.95 $   436.76  $   432.55 $   429.97   5,000   4,750.47   4,702.27
 1995..................    3,500    3,556.81     3,477.77   3,647.11    3,962.60   3,867.66   8,000   9,339.20   9,720.76
 1996..................    6,500    7,036.51     6,411.61   7,334.92    7,419.09   8,082.51  11,000  13,910.87  14,512.71
 1997..................    9,500   10,682.20     9,801.57  11,473.26   12,347.49  13,960.71  14,000  19,293.15  22,585.78
 1998..................   12,500   13,616.57    13,398.66  15,391.88   21,868.84  18,942.65  17,000  20,660.64  31,038.76
 1999..................   15,500   16,539.30    16,127.52  17,127.46   32,525.61  25,163.42  20,000  23,216.77  36,427.33
 2000..................   18,500   20,512.96    20,666.69  19,375.53   29,971.15  30,099.90  23,000  30,933.20  36,710.95
 Annual Effective Rate
 of Return.............                3.30%        3.54%      1.48%      15.48%     15.62%              7.59%     11.93%

                                                                WITHDRAWAL VALUE
                      -----------------------------------------------------------------------------------------------------
                       CUMU-    LOOMIS   CUMU-                      CUMU-             CUMU-    PUTNAM    CUMU-
                      LATIVE    SAYLES   LATIVE    MFS       MFS    LATIVE  PUTNAM   LATIVE    INTER-   LATIVE
                       PAY-     SMALL     PAY-  INVESTORS RESEARCH   PAY-  LARGE CAP  PAY-    NATIONAL   PAY-      JANUS
                       MENTS     CAP     MENTS    TRUST   MANAGERS  MENTS   GROWTH    MENTS    STOCK     MENTS    MID CAP
                      ------- ---------- ------ --------- --------- ------ --------- ------- ---------- ------- -----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............                                                                    $ 2,000 $ 1,855.98
 1992............                                                                      5,000   4,270.35
 1993............                                                                      8,000   9,622.84
 1994............     $ 2,000 $ 1,785.90                                              11,000  12,736.66
 1995............       5,000   5,543.51                                              14,000  15,643.22
 1996............       8,000  10,476.09                                              17,000  17,954.15
 1997............      11,000  16,155.24                                              20,000  19,930.69 $ 2,500 $ 2,644.57
 1998............      14,000  18,561.35                                              23,000  27,266.16   5,500   7,285.79
 1999............      17,000  28,061.15 $2,000 $1,906.33 $2,135.43                   26,000  34,538.45   8,500  21,402.00
 2000............      20,000  31,876.09  5,000  4,646.45  4,577.88 $2,000 $1,402.72  29,000  33,117.34  11,500  16,301.80
 Annual Effective
 Rate of Return..                 13.78%           -8.13%    -9.71%          -62.98%              2.70%              18.44%

                                                                  WITHDRAWAL VALUE
                      ---------------------------------------------------------------------------------------------------------
                             AMERICAN                                       NEUBERGER
                               FUNDS           LEHMAN                        BERMAN
                      CUMU-   GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-              CUMU-     LORD
                      LATIVE   SMALL   LATIVE AGGREGATE  STANLEY   RUSSELL     MID    LATIVE   METLIFE   LATIVE    ABBETT
                       PAY-  CAPITAL-   PAY-    BOND      EAFE      2000       CAP     PAY-     STOCK     PAY-      BOND
                      MENTS   IZATION  MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS  DEBENTURE
                      ------ --------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............                                                                     $ 2,000 $ 1,824.69
 1991............                                                                       5,000   5,534.57
 1992............                                                                       8,000   8,826.34
 1993............                                                                      11,000  12,481.50
 1994............                                                                      14,000  15,342.75
 1995............                                                                      17,000  24,231.66
 1996............                                                                      20,000  32,549.92 $ 2,000 $ 1,958.89
 1997............                                                                      23,000  45,681.16   5,000   5,283.18
 1998............     $2,000 $2,109.06 $  250 $  202.50 $  215.05 $  215.79 $  214.72  26,000  60,974.80   8,000   8,398.64
 1999............      5,000  8,460.00  3,250  2,942.87  3,603.44  3,601.99  3,295.49  29,000  75,624.02  11,000  11,429.75
 2000............      8,000  9,123.80  6,250  6,236.04  5,524.02  6,006.00  7,482.20  32,000  69,852.06  14,000  14,216.46
 Annual Effective
 Rate of Return..                9.82%           -0.21%   -10.97%    -3.63%    17.56%             13.94%              0.65%

--------

(1) Wellington Management Company, LLP became the sub-adviser of the Balanced Series on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

(2) Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

-------------------------------------------------------------------------------

                       INVESTMENT RESULTS -- P CLASS

                                                            CONTRACT VALUE
                           ---------------------------------------------------------------------------------
                                                                    STATE
                                                                   STREET
                            CUMU-   BACK BAY   BACK BAY   CUMU-   RESEARCH    CUMU-               AMERICAN
                           LATIVE   ADVISORS   ADVISORS  LATIVE    INVEST-   LATIVE   AMERICAN      FUNDS
                            PAY-     MONEY       BOND     PAY-      MENT      PAY-      FUNDS      GROWTH-
                            MENTS    MARKET     INCOME    MENTS     TRUST     MENTS    GROWTH      INCOME
                           ------- ---------- ---------- ------- ----------- ------- ----------- -----------
 As of December 31:
 1983....................  $ 1,000 $ 1,015.48 $ 1,012.71 $ 1,500 $  1,482.19
 1984....................    4,000   4,221.15   4,347.60   4,500    4,523.54 $ 2,750 $  2,796.66 $  2,941.69
 1985....................    7,000   7,566.13   8,359.85   7,500    9,424.53   5,750    6,575.49    7,484.11
 1986....................   10,000  10,993.66  12,610.03  10,500   13,216.24   8,750   11,621.41   12,062.26
 1987....................   13,000  14,570.67  15,713.15  13,500   16,601.81  11,750   14,932.30   14,511.44
 1988....................   16,000  18,476.40  19,831.44  16,500   21,150.04  14,750   19,855.08   19,347.03
 1989....................   19,000  22,944.33  25,092.76  19,500   30,762.55  17,750   28,772.70   27,009.91
 1990....................   22,000  27,487.88  29,874.35  22,500   31,466.94  20,750   29,871.65   28,773.00
 1991....................   25,000  31,753.95  38,038.94  25,500   44,621.44  23,750   42,371.20   38,254.39
 1992....................   28,000  35,418.81  43,679.57  28,500   52,213.64  26,750   49,264.08   43,594.75
 1993....................   31,000  38,865.08  51,587.72  31,500   61,909.07  29,750   59,421.92   51,141.14
 1994....................   34,000  42,761.83  52,090.01  34,500   61,801.27  32,750   61,556.72   54,178.36
 1995....................   37,000  47,494.30  65,505.31  37,500   84,333.71  35,750   83,793.60   74,076.50
 1996....................   40,000  52,131.82  70,653.96  40,500  104,605.09  38,750   96,365.66   89,508.97
 1997....................   43,000  57,045.13  80,401.77  43,500  135,395.77  41,750  126,413.93  113,818.57
 1998....................   46,000  62,092.36  89,546.77  46,500  174,089.70  44,750  171,791.27  135,471.01
 1999....................   49,000  67,133.52  90,853.10  49,500  206,161.04  47,750  269,748.27  151,254.40
 2000....................   52,000  73,192.48 100,002.49  52,500  192,935.22  50,750  279,967.00  163,717.41
 Annual Effective
 Rate of Return..........               3.80%      7.08%              13.42%              17.93%      12.60%

                                                                 CONTRACT VALUE
                           -------------------------------------------------------------------------------------------
                                    SALOMON   SALOMON                                              HARRIS
                            CUMU-  BROTHERS  BROTHERS                                     CUMU-   OAKMARK    WESTPEAK
                           LATIVE    BOND      U.S.                  ALGER      DAVIS    LATIVE     MID       GROWTH
                            PAY-    OPPOR-    GOVERN-                EQUITY    VENTURE    PAY-    CAP VAL-     AND
                            MENTS  TUNITIES    MENT    BALANCED(1)   GROWTH     VALUE     MENTS    UE(2)      INCOME
                           ------- --------- --------- ----------- ---------- ---------- ------- ---------- ----------
 As of December 31:
 1983....................
 1984....................
 1985....................
 1986....................
 1987....................
 1988....................
 1989....................
 1990....................
 1991....................
 1992....................
 1993....................                                                                $ 2,000 $ 2,120.59 $ 2,119.29
 1994....................  $   500 $  492.09 $  502.30 $   502.10  $   497.57 $   494.80   5,000   5,091.13   5,042.76
 1995....................    3,500  3,810.85  3,731.58   3,901.42    4,218.05   4,122.67   8,000   9,852.50  10,235.90
 1996....................    6,500  7,466.87  6,838.74   7,766.71    7,852.30   8,518.41  11,000  14,584.10  15,190.18
 1997....................    9,500 11,288.91 10,400.97  12,085.87   12,967.94  14,592.78  14,000  20,047.06  23,372.95
 1998....................   12,500 14,300.12 14,077.33  16,092.49   22,630.85  19,681.23  17,000  21,471.57  31,980.29
 1999....................   15,500 17,277.90 16,858.60  17,877.05   33,459.61  26,013.66  20,000  24,103.57  37,522.11
 2000....................   18,500 21,329.70 21,481.10  20,184.04   30,953.28  31,074.30  23,000  31,983.63  37,896.73
 Annual Effective
 Rate of Return..........              4.55%     4.78%      2.79%      16.52%     16.65%              8.43%     12.73%

                                                              CONTRACT VALUE
                   ----------------------------------------------------------------------------------------------------
                    CUMU-    LOOMIS   CUMU-                      CUMU-             CUMU-    PUTNAM   CUMU-
                   LATIVE    SAYLES   LATIVE    MFS       MFS    LATIVE  PUTNAM   LATIVE    INTER-   LATIVE
                    PAY-     SMALL     PAY-  INVESTORS RESEARCH   PAY-  LARGE CAP  PAY-    NATIONAL   PAY-     JANUS
                    MENTS     CAP     MENTS    TRUST   MANAGERS  MENTS   GROWTH    MENTS    STOCK    MENTS    MID CAP
                   ------- ---------- ------ --------- --------- ------ --------- ------- ---------- ------ -----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............                                                                 $ 2,000 $ 2,030.60
 1992............                                                                   5,000   4,609.21
 1993............                                                                   8,000  10,137.00
 1994............  $ 2,000 $ 1,955.12                                              11,000  13,400.87
 1995............    5,000   5,886.97                                              14,000  16,358.56
 1996............    8,000  10,997.11                                              17,000  18,725.36
 1997............   11,000  16,848.88                                              20,000  20,761.62 $2,500 $ 2,879.39
 1998............   14,000  19,313.09                                              23,000  28,243.41  5,500   7,664.49
 1999............   17,000  28,961.13 $2,000 $2,084.79 $2,328.51                   26,000  35,693.46  8,500  22,016.05
 2000............   20,000  32,896.90  5,000  4,986.78  4,918.60 $2,000 $1,542.49  29,000  34,318.20 11,500  17,014.24
 Annual Effective
 Rate of Return..              14.70%           -0.30%    -1.87%          -51.21%              3.42%             20.80%

                                                               CONTRACT VALUE
                   ------------------------------------------------------------------------------------------------------
                           AMERICAN
                            FUNDS            LEHMAN                       NEUBERGER                               LORD
                   CUMU-    GLOBAL   CUMU-  BROTHERS   MORGAN              BERMAN    CUMU-              CUMU-    ABBETT
                   LATIVE   SMALL    LATIVE AGGREGATE  STANLEY   RUSSELL  PARTNERS  LATIVE   METLIFE   LATIVE     BOND
                    PAY-  CAPITALI-   PAY-    BOND      EAFE      2000     MID CAP   PAY-     STOCK     PAY-     DEBEN-
                   MENTS    ZATION   MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS     TURE
                   ------ ---------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............                                                                   $ 2,000 $ 1,996.86
 1991............                                                                     5,000   5,878.19
 1992............                                                                     8,000   9,337.65
 1993............                                                                    11,000  13,143.35
 1994............                                                                    14,000  16,055.00
 1995............                                                                    17,000  25,074.56
 1996............                                                                    20,000  33,560.89 $ 2,000 $ 2,141.46
 1997............                                                                    23,000  46,981.14   5,000   5,626.11
 1998............  $2,000 $ 2,302.00 $  250 $  250.07 $  263.57 $  264.37 $  263.22  26,000  62,675.65   8,000   8,907.58
 1999............   5,000   8,814.79  3,250  3,181.63  3,843.77  3,842.27  3,535.11  29,000  77,799.52  11,000  12,082.66
 2000............   8,000   9,641.76  6,250  6,650.11  5,935.81  6,420.20  7,902.49  32,000  72,095.50  14,000  14,915.62
 Annual Effective
  Rate of Return.             14.11%            5.84%    -4.68%     2.50%    23.27%             14.48%              2.68%

                                                           WITHDRAWAL VALUE
                           ---------------------------------------------------------------------------------
                                                                    STATE
                                                                   STREET
                            CUMU-   BACK BAY   BACK BAY   CUMU-   RESEARCH    CUMU-               AMERICAN
                           LATIVE   ADVISORS   ADVISORS  LATIVE    INVEST-   LATIVE   AMERICAN      FUNDS
                            PAY-     MONEY       BOND     PAY-      MENT      PAY-      FUNDS      GROWTH-
                            MENTS    MARKET     INCOME    MENTS     TRUST     MENTS    GROWTH      INCOME
                           ------- ---------- ---------- ------- ----------- ------- ----------- -----------
 As of December 31:
 1983....................  $ 1,000 $   905.48 $   902.71 $ 1,500 $  1,333.62
 1984....................    4,000   3,903.15   4,029.60   4,500    4,169.54 $ 2,750 $  2,546.66 $  2,691.69
 1985....................    7,000   7,032.13   7,825.85   7,500    8,854.53   5,750    6,131.49    7,040.11
 1986....................   10,000  10,253.66  11,870.03  10,500   12,445.24   8,750   10,961.41   11,402.26
 1987....................   13,000  13,654.67  14,797.15  13,500   15,659.81  11,750   14,083.80   13,662.94
 1988....................   16,000  17,414.40  18,769.44  16,500   20,067.04  14,750   18,848.08   18,340.03
 1989....................   19,000  21,766.33  23,914.76  19,500   29,568.55  17,750   27,637.20   25,874.41
 1990....................   22,000  26,223.88  28,610.35  22,500   30,191.94  20,750   28,637.65   27,539.00
 1991....................   25,000  30,433.95  36,718.94  25,500   43,295.44  23,750   41,068.70   36,951.89
 1992....................   28,000  34,002.81  42,263.57  28,500   50,761.64  26,750   47,923.08   42,253.75
 1993....................   31,000  37,305.08  50,027.72  31,500   60,349.07  29,750   57,879.92   49,599.14
 1994....................   34,000  41,201.83  50,530.01  34,500   60,241.27  32,750   59,996.72   52,618.36
 1995....................   37,000  45,934.30  63,945.31  37,500   82,773.71  35,750   82,233.60   72,516.50
 1996....................   40,000  50,571.82  69,093.96  40,500  103,045.09  38,750   94,805.66   87,948.97
 1997....................   43,000  55,485.13  78,841.77  43,500  133,835.77  41,750  124,853.93  112,258.57
 1998....................   46,000  60,532.36  87,986.77  46,500  172,529.70  44,750  170,231.27  133,911.01
 1999....................   49,000  65,573.52  89,293.10  49,500  204,601.04  47,750  268,188.27  149,694.40
 2000....................   52,000  71,632.48  98,442.49  52,500  191,375.22  50,750  278,407.00  162,157.41
 Annual Effective
 Rate of Return..........               3.57%      6.92%              13.34%              17.88%      12.50%

                                                                WITHDRAWAL VALUE
                         ----------------------------------------------------------------------------------------------
                          CUMU-     SALOMON     SALOMON                                    CUMU-    HARRIS
                         LATIVE    BROTHERS     BROTHERS                ALGER     DAVIS   LATIVE   OAKMARK    WESTPEAK
                          PAY-       BOND         U.S.                 EQUITY    VENTURE   PAY-    MID CAP   GROWTH AND
                          MENTS  OPPORTUNITIES GOVERNMENT BALANCED(1)  GROWTH     VALUE    MENTS   VALUE(2)    INCOME
                         ------- ------------- ---------- ----------- --------- --------- ------- ---------- ----------
As of December 31:
1983....................
1984....................
1985....................
1986....................
1987....................
1988....................
1989....................
1990....................
1991....................
1992....................
1993....................                                                                  $ 2,000 $ 1,930.59  $ 1,929.29
1994.................... $   500  $   422.72   $   432.30 $   432.10  $  427.77    425.22   5,000   4,701.13     4,652.76
1995....................   3,500    3,528.85     3,449.58   3,619.42   3,936.05  3,840.67   8,000   9,246.50     9,629.90
1996....................   6,500    6,968.87     6,340.74   7,268.71   7,354.30  8,020.41  11,000  13,782.10   14,388.18
1997....................   9,500   10,579.91     9,691.97  11,376.87  12,258.94 13,883.78  14,000  19,079.06   22,404.95
1998....................  12,500   13,410.12    13,187.33  15,202.49  21,740.85 18,791.23  17,000  20,367.57   30,876.29
1999....................  15,500   16,236.90    15,817.60  16,836.05  32,418.61 24,972.66  20,000  22,893.57   36,312.11
2000....................  18,500   20,167.70    20,319.10  19,022.04  29,791.28 29,912.30  23,000  30,697.63   36,610.73
Annual Effective
Rate of Return..........               2.76%        3.00%      0.89%     15.29%    15.42%              7.39%       11.86%

                                                              WITHDRAWAL VALUE
                    -----------------------------------------------------------------------------------------------------
                     CUMU-    LOOMIS   CUMU-                      CUMU-   PUTNAM    CUMU-    PUTNAM     CUMU-
                    LATIVE    SAYLES   LATIVE    MFS       MFS    LATIVE   LARGE   LATIVE    INTER-    LATIVE
                     PAY-     SMALL     PAY-  INVESTORS RESEARCH   PAY-     CAP     PAY-    NATIONAL    PAY-     JANUS
                     MENTS     CAP     MENTS    TRUST   MANAGERS  MENTS   GROWTH    MENTS     STOCK     MENTS   MID CAP
                    ------- ---------- ------ --------- --------- ------ --------- ------- ----------- ------- ----------
As of December 31:
1983............
1984............
1985............
1986............
1987............
1988............
1989............
1990............
1991............                                                                   $ 2,000 $  1,840.60
1992............                                                                     5,000    4,219.21
1993............                                                                     8,000    9,531.00
1994............    $ 2,000 $ 1,768.71                                              11,000   12,598.87
1995............      5,000   5,496.97                                              14,000   15,390.56
1996............      8,000  10,391.11                                              17,000   17,621.36
1997............     11,000  16,046.88                                              20,000   19,551.62 $ 2,500 $ 2,649.39
1998............     14,000  18,345.09                                              23,000   26,957.41   5,500   7,238.49
1999............     17,000  27,857.13 $2,000 $1,894.79 $2,138.51                   26,000   34,361.46   8,500  21,374.05
2000............     20,000  31,686.90  5,000  4,596.78  4,528.60 $2,000 $1,389.09  29,000   32,830.20  11,500  16,181.24
Annual Effective
 Rate of Return..               13.60%           -9.27%   -10.85%          -64.03%               2.53%             18.03%

                                                                WITHDRAWAL VALUE
                    ---------------------------------------------------------------------------------------------------------
                           AMERICAN                                       NEUBERGER
                             FUNDS           LEHMAN                        BERMAN                                 LORD
                    CUMU-   GLOBAL   CUMU-  BROTHERS   MORGAN             PARTNERS   CUMU-              CUMU-    ABBETT
                    LATIVE   SMALL   LATIVE  AGGRE-    STANLEY   RUSSELL     MID    LATIVE   METLIFE   LATIVE     BOND
                     PAY-  CAPITAL-   PAY-  GATE BOND   EAFE      2000       CAP     PAY-     STOCK     PAY-     DEBEN-
                    MENTS   IZATION  MENTS    INDEX     INDEX     INDEX     VALUE    MENTS    INDEX     MENTS     TURE
                    ------ --------- ------ --------- --------- --------- --------- ------- ---------- ------- ----------
As of December 31:
1983............
1984............
1985............
1986............
1987............
1988............
1989............
1990............                                                                    $ 2,000 $ 1,807.11
1991............                                                                      5,000   5,488.19
1992............                                                                      8,000   8,731.65
1993............                                                                     11,000  12,341.35
1994............                                                                     14,000  15,087.00
1995............                                                                     17,000  23,970.56
1996............                                                                     20,000  32,350.89 $ 2,000 $ 1,951.46
1997............                                                                     23,000  45,695.14   5,000   5,236.11
1998............    $2,000 $2,112.00 $  250 $  200.07 $  213.57 $  214.37 $  213.22  26,000  61,343.65   8,000   8,301.58
1999............     5,000  8,424.79  3,250  2,917.63  3,579.77  3,578.27  3,271.11  29,000  76,311.52  11,000  11,280.66
2000............     8,000  9,035.76  6,250  6,170.11  5,455.81  5,940.20  7,422.49  32,000  70,535.50  14,000  13,947.62
Annual Effective
 Rate of Return.               9.09%           -1.18%   -12.03%    -4.62%    16.73%             14.10%             -0.16%

--------

(1) Wellington Management Company, LLP became the sub-adviser of the Balanced Series on May 1, 2000. Prior to that time, Loomis Sayles & Company L.P. served as sub-adviser.

(2) Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.


-------------------------------------------------------------------------------

  As discussed in the prospectus in the section entitled "Investment Performance Information", the Variable Account may illustrate historical investment performance on a Class-specific basis by showing the Percentage Change in Unit Value and the Annual Effective Rate of Return of each sub-account of the Variable Account for every calendar year since inception of the corresponding Eligible Funds to the date of the illustration and for the ten, five and one year periods ending with the date of the illustration. Examples of such illustrations follow. Such illustrations do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual $30 Contract Administrative Fee. The method of calculating the percentage change in unit value is described in the prospectus under "Investment Performance Information." The annual effective rate of return in these illustrations for each Class is calculated by dividing the unit value at the end of the period by the unit value at the beginning of the period, raising this quantity to the power of 1/n (where n is the number of years in the period), and then subtracting 1.

  Set forth on the following pages are illustrations for each Class of the percentage change in unit value information and annual effective rate of return information discussed above that may appear in the Variable Account's Annual and Semi-Annual Reports and in other illustrations of historical investment performance. Such illustrations do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

STANDARD CLASS

BACK BAY ADVISORS MONEY MARKET SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      August 26, 1983.......................................   1.000000     --
      December 31, 1983.....................................   1.025751    2.6%
      December 31, 1984.....................................   1.116026    8.8%
      December 31, 1985.....................................   1.187282    6.4%
      December 31, 1986.....................................   1.246064    5.0%
      December 31, 1987.....................................   1.304372    4.7%
      December 31, 1988.....................................   1.378117    5.7%
      December 31, 1989.....................................   1.479614    7.4%
      December 31, 1990.....................................   1.572942    6.3%
      December 31, 1991.....................................   1.641696    4.4%
      December 31, 1992.....................................   1.674421    2.0%
      December 31, 1993.....................................   1.694275    1.2%
      December 31, 1994.....................................   1.731075    2.2%
      December 31, 1995.....................................   1.798079    3.9%
      December 31, 1996.....................................   1.857274    3.3%
      December 31, 1997.....................................   1.922489    3.5%
      December 31, 1998.....................................   1.988593    3.4%
      December 31, 1999.....................................   2.051134    3.1%
      December 31, 2000.....................................   2.141092    4.4%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      17 years, 4 months ended December 31, 2000.............  114.1%    4.5%
      10 years ended December 31, 2000.......................   36.1%    3.1%
      5 years ended December 31, 2000........................   19.1%    3.6%
      1 year ended December 31, 2000.........................    4.4%    4.4%

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

BACK BAY ADVISORS BOND INCOME SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      August 26, 1983....................................   1.000000       --
      December 31, 1983..................................   1.025771      2.6%
      December 31, 1984..................................   1.134933     10.6%
      December 31, 1985..................................   1.324543     16.7%
      December 31, 1986..................................   1.494610     12.8%
      December 31, 1987..................................   1.501978      0.5%
      December 31, 1988..................................   1.599431      6.5%
      December 31, 1989..................................   1.765031     10.4%
      December 31, 1990..................................   1.874374      6.2%
      December 31, 1991..................................   2.172811     15.9%
      December 31, 1992..................................   2.309550      6.3%
      December 31, 1993..................................   2.555616     10.7%
      December 31, 1994..................................   2.427144     -5.0%
      December 31, 1995..................................   2.890708     19.1%
      December 31, 1996..................................   2.970990      2.8%
      December 31, 1997..................................   3.237370      9.0%
      December 31, 1998..................................   3.469011      7.2%
      December 31, 1999..................................   3.392890     -2.2%
      December 31, 2000..................................   3.605648      6.3%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      17 years, 4 months ended December 31, 2000.........     260.6%      7.7%
      10 years ended December 31, 2000...................      92.4%      6.8%
      5 years ended December 31, 2000....................      24.7%      4.5%
      1 year ended December 31, 2000.....................       6.3%      6.3%

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.983407   -1.7%
      December 31, 1995.....................................   1.154962   17.4%
      December 31, 1996.....................................   1.299076   12.5%
      December 31, 1997.....................................   1.419370    9.3%
      December 31, 1998.....................................   1.424509    0.4%
      December 31, 1999.....................................   1.421227   -0.2%
      December 31, 2000.....................................   1.498547    5.4%

--------
 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                                  %
                                                               CHANGE   ANNUAL
                                                               IN UNIT EFFECTIVE
                                                                VALUE    RATE
                                                               ------- ---------
      6 years, 2 months ended December 31, 2000...............  49.9%    6.8%
      5 years ended December 31, 2000.........................  29.7%    5.3%
      1 year ended December 31, 2000..........................   5.4%    5.4%

SALOMON BROTHERS U.S. GOVERNMENT SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   1.003323    0.3%
      December 31, 1995.....................................   1.135301   13.2%
      December 31, 1996.....................................   1.153609    1.6%
      December 31, 1997.....................................   1.230794    6.7%
      December 31, 1998.....................................   1.302524    5.8%
      December 31, 1999.....................................   1.284237   -1.4%
      December 31, 2000.....................................   1.394967    8.6%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  39.5%     5.5%
      5 years ended December 31, 2000........................  22.9%     4.2%
      1 year ended December 31, 2000.........................   8.6%     8.6%

BALANCED SUBACCOUNT**

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.996346   -0.4%
      December 31, 1995.....................................   1.223205   22.8%
      December 31, 1996.....................................   1.406725   15.0%
      December 31, 1997.....................................   1.607623   14.3%
      December 31, 1998.....................................   1.725279    7.3%
      December 31, 1999.....................................   1.610799   -6.6%
      December 31, 2000.....................................   1.554221   -3.5%

--------
 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** Wellington Management Company, LLP became the sub-adviser on May 1, 2000.
   Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  55.4%      7.4%
      5 years ended December 31, 2000........................  27.1%      4.9%
      1 year ended December 31, 2000.........................  -3.5%     -3.5%

ALGER EQUITY GROWTH SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000      --
      December 31, 1994.....................................   0.955455    -4.5%
      December 31, 1995.....................................   1.397660    46.3%
      December 31, 1996.....................................   1.556003    11.3%
      December 31, 1997.....................................   1.922574    23.6%
      December 31, 1998.....................................   2.794041    45.3%
      December 31, 1999.....................................   3.686235    31.9%
      December 31, 2000.....................................   3.130036   -15.1%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  213.0%    20.3%
      5 years ended December 31, 2000........................  123.9%    17.5%
      1 year ended December 31, 2000.........................  -15.1%   -15.1%

DAVIS VENTURE VALUE SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.962423   -3.8%
      December 31, 1995.....................................   1.318915   37.0%
      December 31, 1996.....................................   1.631681   23.7%
      December 31, 1997.....................................   2.143225   31.4%
      December 31, 1998.....................................   2.411441   12.5%
      December 31, 1999.....................................   2.788104   15.6%
      December 31, 2000.....................................   3.002366    7.7%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  200.2%    19.5%
      5 years ended December 31, 2000........................  127.6%    17.9%
      1 year ended December 31, 2000.........................    7.7%     7.7%

--------
 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

HARRIS OAKMARK MID CAP VALUE SUBACCOUNT**


                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000     --
      December 31, 1993.....................................   1.134729   13.5%
      December 31, 1994.....................................   1.113213   -1.9%
      December 31, 1995.....................................   1.427373   28.2%
      December 31, 1996.....................................   1.651010   15.7%
      December 31, 1997.....................................   1.905428   15.4%
      December 31, 1998.....................................   1.771919   -7.0%
      December 31, 1999.....................................   1.748940   -1.3%
      December 31, 2000.....................................   2.071941   18.5%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      7 years, 8 months ended December 31, 2000..............  107.2%    10.0%
      5 years ended December 31, 2000........................   45.2%     7.7%
      1 year ended December 31, 2000.........................   18.5%    18.5%

LOOMIS SAYLES SMALL CAP SUBACCOUNT

                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                            ACCUMULATION   %
      DATE                                                   UNIT VALUE  CHANGE
      ----                                                  ------------ ------
      May 2, 1994..........................................   1.000000      --
      December 31, 1994....................................   0.957168   -4.3%
      December 31, 1995....................................   1.213131   26.7%
      December 31, 1996....................................   1.559249   28.5%
      December 31, 1997....................................   1.914895   22.8%
      December 31, 1998....................................   1.851682   -3.3%
      December 31, 1999....................................   2.399709   29.6%
      December 31, 2000....................................   2.484409    3.5%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 8 months ended December 31, 2000..............  148.4%    14.6%
      5 years ended December 31, 2000........................  104.8%    15.4%
      1 year ended December 31, 2000.........................    3.5%     3.5%

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax, or the annual Contract Administrative Fee.

** Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

MFS INVESTORS TRUST SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000     --
       December 31, 1999....................................   1.017213    1.7%
       December 31, 2000....................................   0.998698   -1.8%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      1 year, 8 months ended December 31, 2000...............  -0.1%     -0.1%
      8 months ended December 31, 2000.......................  -1.8%     -1.8%

MFS RESEARCH MANAGERS SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000     --
       December 31, 1999....................................   1.185015   18.5%
       December 31, 2000....................................   1.122995   -5.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                                  %
                                                                CHANGE
                                                                  IN    ANNUAL
                                                                 UNIT  EFFECTIVE
                                                                VALUE    RATE
                                                                ------ ---------
      1 year, 8 months ended December 31, 2000................. 12.3%     7.2%
      8 months ended December 31, 2000......................... -5.2%    -5.2%

--------
 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

WESTPEAK GROWTH AND INCOME SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000     --
      December 31, 1993.....................................   1.129809   13.0%
      December 31, 1994.....................................   1.097967   -2.8%
      December 31, 1995.....................................   1.473899   34.2%
      December 31, 1996.....................................   1.711909   16.1%
      December 31, 1997.....................................   2.247542   31.3%
      December 31, 1998.....................................   2.751361   22.4%
      December 31, 1999.....................................   2.959459    7.6%
      December 31, 2000.....................................   2.761215   -6.7%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      7 years, 8 months ended December 31, 2000..............  176.1%    14.1%
      5 years ended December 31, 2000........................   87.3%    13.4%
      1 year ended December 31, 2000.........................   -6.7%    -6.7%

LEHMAN BROTHERS AGGREGATE BOND INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 1, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.011297    1.1%
      December 31, 1999.....................................   0.980141   -3.1%
      December 31, 2000.....................................   1.073369    9.5%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............   7.3%     3.4%
      1 year ended December 31, 2000.........................   9.5%     9.5%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

JANUS MID CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      March 3, 1997.........................................   1.000000      --
      December 31, 1997.....................................   1.263904    26.4%
      December 31, 1998.....................................   1.703728    34.8%
      December 31, 1999.....................................   3.732439   119.1%
      December 31, 2000.....................................   2.521847   -32.4%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      3 years, 10 months ended December 31, 2000.............  152.2%    27.3%
      1 year ended December 31, 2000.........................  -32.4%   -32.4%

METLIFE STOCK INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      May 1, 1990...........................................   1.000000      --
      December 31, 1990.....................................   1.007188     0.7%
      December 31, 1991.....................................   1.284658    27.5%
      December 31, 1992.....................................   1.355857     5.5%
      December 31, 1993.....................................   1.460069     7.7%
      December 31, 1994.....................................   1.451500    -0.6%
      December 31, 1995.....................................   1.952577    34.5%
      December 31, 1996.....................................   2.353183    20.5%
      December 31, 1997.....................................   3.055406    29.8%
      December 31, 1998.....................................   3.849749    26.0%
      December 31, 1999.....................................   4.570143    18.7%
      December 31, 2000.....................................   4.071263   -10.9%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      10 years, 8 months ended December 31, 2000.............  307.1%    14.1%
      10 years ended December 31, 2000.......................  304.2%    15.0%
      5 years ended December 31, 2000........................  108.5%    15.8%
      1 year ended December 31, 2000.........................  -10.9%   -10.9%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

NEUBERGER BERMAN PARTNERS MID CAP VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.071818    7.2%
      December 31, 1999.....................................   1.239057   15.6%
      December 31, 2000.....................................   1.561153   26.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............  56.1%     23.1%
      1 year ended December 31, 2000.........................  26.0%     26.0%

PUTNAM LARGE CAP GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 2000...........................................   1.000000    --
      December 31, 2000.....................................   0.721772   -27.8%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      8 months ended December 31, 2000.......................  -27.8%   -38.6%

MORGAN STANLEY EAFE INDEX SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                            ACCUMULATION
                                                             VALUE UNIT    %
      DATE                                                     VALUE     CHANGE
      ----                                                  ------------ ------
      December 1, 1998.....................................   1.000000       --
      December 31, 1998....................................   1.078508     7.9%
      December 31, 1999....................................   1.324060    22.8%
      December 31, 2000....................................   1.112510   -16.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............   11.3%     5.1%
      1 year ended December 31, 2000.........................  -16.0%   -16.0%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

PUTNAM INTERNATIONAL STOCK SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1991...........................................   1.000000      --
      December 31, 1991.....................................   0.973567    -2.6%
      December 31, 1992.....................................   0.860015   -11.7%
      December 31, 1993.....................................   1.242068    44.4%
      December 31, 1994.....................................   1.292019     4.0%
      December 31, 1995.....................................   1.281599    -0.8%
      December 31, 1996.....................................   1.237870    -3.4%
      December 31, 1997.....................................   1.188771    -4.0%
      December 31, 1998.....................................   1.433077    20.6%
      December 31, 1999.....................................   1.642411    14.6%
      December 31, 2000.....................................   1.451553   -11.6%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      9 years, 8 months ended December 31, 2000..............   45.2%     6.2%
      5 years ended December 31, 2000........................   13.3%     2.5%
      1 year ended December 31, 2000.........................  -11.6%   -11.6%

RUSSELL 2000 INDEX SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.052212    5.2%
      December 31, 1999.....................................   1.269362   20.6%
      December 31, 2000.....................................   1.199917   -5.5%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............  20.0%      8.9%
      1 year ended December 31, 2000.........................  -5.5%     -5.5%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

STATE STREET RESEARCH INVESTMENT TRUST SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      June 24, 1983.........................................   1.000000     --
      December 31, 1983.....................................   0.966968   -3.3%
      December 31, 1984.....................................   0.955422   -1.2%
      December 31, 1985.....................................   1.265526   32.5%
      December 31, 1986.....................................   1.371256    8.4%
      December 31, 1987.....................................   1.444213    5.3%
      December 31, 1988.....................................   1.569485    8.7%
      December 31, 1989.....................................   2.038477   29.9%
      December 31, 1990.....................................   1.895137   -7.0%
      December 31, 1991.....................................   2.477815   30.7%
      December 31, 1992.....................................   2.716255    9.6%
      December 31, 1993.....................................   3.053653   12.4%
      December 31, 1994.....................................   2.903648   -4.9%
      December 31, 1995.....................................   3.798399   30.8%
      December 31, 1996.....................................   4.559270   20.0%
      December 31, 1997.....................................   5.752198   26.2%
      December 31, 1998.....................................   7.245249   26.0%
      December 31, 1999.....................................   8.434199   16.4%
      December 31, 2000.....................................   7.775550   -7.8%


    PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      17 years, 6 months ended December 31, 2000.............  677.6%    12.4%
      10 years ended December 31, 2000.......................  310.3%    15.2%
      5 years ended December 31, 2000........................  104.7%    15.4%
      1 year ended December 31, 2000.........................   -7.8%    -7.8%

LORD ABBETT BOND DEBENTURE SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1996...........................................   1.000000     --
      December 31, 1996.....................................   1.116722   11.7%
      December 31, 1997.....................................   1.269050   13.6%
      December 31, 1998.....................................   1.324959    4.4%
      December 31, 1999.....................................   1.346636    1.6%
      December 31, 2000.....................................   1.333986   -0.9%

    PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      4 years, 8 months ended December 31, 2000..............  33.4%      6.4%
      1 year ended December 31, 2000.........................  -0.9%     -0.9%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** The performance shown for the Lord Abbett Bond Debenture Portfolio's Class
   B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

AMERICAN FUNDS GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.005113    0.5%
      December 31, 1985.....................................   1.185808   18.0%
      December 31, 1986.....................................   1.519109   28.1%
      December 31, 1987.....................................   1.612846    6.2%
      December 31, 1988.....................................   1.815619   12.6%
      December 31, 1989.....................................   2.339435   28.9%
      December 31, 1990.....................................   2.196829   -6.1%
      December 31, 1991.....................................   2.876194   30.9%
      December 31, 1992.....................................   3.130185    8.8%
      December 31, 1993.....................................   3.576859   14.3%
      December 31, 1994.....................................   3.531875   -1.3%
      December 31, 1995.....................................   4.624258   30.9%
      December 31, 1996.....................................   5.150063   11.4%
      December 31, 1997.....................................   6.585078   27.9%
      December 31, 1998.....................................   8.773249   33.2%
      December 31, 1999.....................................   13.59287   54.9%
      December 31, 2000.....................................   13.98989    2.9%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............ 1299.0%    16.9%
      10 years ended December 31, 2000.......................  536.8%    20.3%
      5 years ended December 31, 2000........................  202.5%    24.8%
      1 year ended December 31, 2000.........................    2.9%     2.9%

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

AMERICAN FUNDS GROWTH-INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.075019    7.5%
      December 31, 1985.....................................   1.449947   34.9%
      December 31, 1986.....................................   1.740089   20.0%
      December 31, 1987.....................................   1.719317   -1.2%
      December 31, 1988.....................................   1.931182   12.3%
      December 31, 1989.....................................   2.378451   23.2%
      December 31, 1990.....................................   2.275520   -4.3%
      December 31, 1991.....................................   2.772723   21.9%
      December 31, 1992.....................................   2.939346    6.0%
      December 31, 1993.....................................   3.242140   10.3%
      December 31, 1994.....................................   3.251079    0.3%
      December 31, 1995.....................................   4.247927   30.7%
      December 31, 1996.....................................   4.954644   16.6%
      December 31, 1997.....................................   6.127346   23.7%
      December 31, 1998.....................................   7.128114   16.3%
      December 31, 1999.....................................   7.808372    9.5%
      December 31, 2000.....................................   8.304162    6.3%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............  730.4%    13.3%
      10 years ended December 31, 2000.......................  264.9%    13.8%
      5 years ended December 31, 2000........................   95.5%    14.3%
      1 year ended December 31, 2000.........................    6.3%     6.3%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1998........................................   1.000000      --
      December 31, 1998.....................................   1.014411     1.4%
      December 31, 1999.....................................   1.912420    88.5%
      December 31, 2000.....................................   1.572648   -17.8%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 8 months ended December 31, 2000..............   57.3%    18.5%
      1 year ended December 31, 2000.........................  -17.8%   -17.8%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

BONUS CLASS

BACK BAY ADVISORS MONEY MARKET SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      August 26, 1983.......................................   1.000000    --
      December 31, 1983.....................................   1.024513    2.5%
      December 31, 1984.....................................   1.110765    8.4%
      December 31, 1985.....................................   1.177557    6.0%
      December 31, 1986.....................................   1.231541    4.6%
      December 31, 1987.....................................   1.284667    4.3%
      December 31, 1988.....................................   1.352557    5.3%
      December 31, 1989.....................................   1.447113    7.0%
      December 31, 1990.....................................   1.532988    5.9%
      December 31, 1991.....................................   1.594407    4.0%
      December 31, 1992.....................................   1.620492    1.6%
      December 31, 1993.....................................   1.633979    0.8%
      December 31, 1994.....................................   1.663652    1.8%
      December 31, 1995.....................................   1.722027    3.5%
      December 31, 1996.....................................   1.772453    2.9%
      December 31, 1997.....................................   1.828282    3.1%
      December 31, 1998.....................................   1.884540    3.1%
      December 31, 1999.....................................   1.937018    2.8%
      December 31, 2000.....................................   2.014928    4.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      17 years, 4 months ended December 31, 2000.............  101.5%     4.1%
      10 years ended December 31, 2000.......................   31.4%     2.8%
      5 years ended December 31, 2000........................   17.0%     3.2%
      1 year ended December 31, 2000.........................    4.0%     4.0%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

BACK BAY ADVISORS BOND INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      August 26, 1983....................................   1.000000       --
      December 31, 1983..................................   1.024533      2.5%
      December 31, 1984..................................   1.129583     10.3%
      December 31, 1985..................................   1.313695     16.3%
      December 31, 1986..................................   1.477194     12.4%
      December 31, 1987..................................   1.479290      0.1%
      December 31, 1988..................................   1.569768      6.1%
      December 31, 1989..................................   1.726263     10.0%
      December 31, 1990..................................   1.826765      5.8%
      December 31, 1991..................................   2.110227     15.5%
      December 31, 1992..................................   2.235171      5.9%
      December 31, 1993..................................   2.464676     10.3%
      December 31, 1994..................................   2.332615     -5.4%
      December 31, 1995..................................   2.768453     18.7%
      December 31, 1996..................................   2.835316      2.4%
      December 31, 1997..................................   3.078740      8.6%
      December 31, 1998..................................   3.287508      6.8%
      December 31, 1999..................................   3.204133     -2.5%
      December 31, 2000..................................   3.393193      5.9%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE%
                                                          ------------ ---------
      17 years, 4 months ended December 31, 2000.........     239.3%      7.3%
      10 years ended December 31, 2000...................      85.7%      6.4%
      5 years ended December 31, 2000....................      22.6%      4.2%
      1 year ended December 31, 2000.....................       5.9%      5.9%

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.982841   -1.7%
      December 31, 1995.....................................   1.150278   17.0%
      December 31, 1996.....................................   1.289252   12.1%
      December 31, 1997.....................................   1.403716    8.9%
      December 31, 1998.....................................   1.403876    0.0%
      December 31, 1999.....................................   1.395748   -0.6%
      December 31, 2000.....................................   1.466554    5.1%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                                  %
                                                               CHANGE   ANNUAL
                                                               IN UNIT EFFECTIVE
                                                                VALUE    RATE
                                                               ------- ---------
      6 years, 2 months ended December 31, 2000...............  46.7%    6.4%
      5 years ended December 31, 2000.........................  27.5%    5.0%
      1 year ended December 31, 2000..........................   5.1%    5.1%

SALOMON BROTHERS U.S. GOVERNMENT SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   1.002746    0.3%
      December 31, 1995.....................................   1.130697   12.8%
      December 31, 1996.....................................   1.144883    1.3%
      December 31, 1997.....................................   1.217217    6.3%
      December 31, 1998.....................................   1.283657    5.5%
      December 31, 1999.....................................   1.261212   -1.7%
      December 31, 2000.....................................   1.365185    8.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  36.5%     5.2%
      5 years ended December 31, 2000........................  20.7%     3.8%
      1 year ended December 31, 2000.........................   8.2%     8.2%

BALANCED SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.995773   -0.4%
      December 31, 1995.....................................   1.218246   22.3%
      December 31, 1996.....................................   1.396089   14.6%
      December 31, 1997.....................................   1.589895   13.9%
      December 31, 1998.....................................   1.700293    6.9%
      December 31, 1999.....................................   1.581923   -7.0%
      December 31, 2000.....................................   1.521041   -3.8%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** Wellington Management Company, LLP became the sub-adviser on May 1, 2000.
   Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  52.1%      7.0%
      5 years ended December 31, 2000........................  24.9%      4.5%
      1 year ended December 31, 2000.........................  -3.8%     -3.8%

ALGER EQUITY GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000      --
      December 31, 1994.....................................   0.954905    -4.5%
      December 31, 1995.....................................   1.391994    45.8%
      December 31, 1996.....................................   1.544236    10.9%
      December 31, 1997.....................................   1.901372    23.1%
      December 31, 1998.....................................   2.753588    44.8%
      December 31, 1999.....................................   3.620183    31.5%
      December 31, 2000.....................................   3.063233   -15.4%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  206.3%    19.9%
      5 years ended December 31, 2000........................  120.1%    17.1%
      1 year ended December 31, 2000.........................  -15.4%   -15.4%

DAVIS VENTURE VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.961869   -3.8%
      December 31, 1995.....................................   1.313569   36.6%
      December 31, 1996.....................................   1.619346   23.3%
      December 31, 1997.....................................   2.119600   30.9%
      December 31, 1998.....................................   2.376531   12.1%
      December 31, 1999.....................................   2.738145   15.2%
      December 31, 2000.....................................   2.938305    7.3%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  193.8%    19.1%
      5 years ended December 31, 2000........................  123.7%    17.5%
      1 year ended December 31, 2000.........................    7.3%     7.3%

HARRIS OAKMARK MID CAP VALUE SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000    --
      December 31, 1993.....................................   1.132068   13.2%
      December 31, 1994.....................................   1.106733   -2.2%
      December 31, 1995.....................................   1.414123   27.8%
      December 31, 1996.....................................   1.629922   15.3%
      December 31, 1997.....................................   1.874520   15.0%
      December 31, 1998.....................................   1.737084   -7.3%
      December 31, 1999.....................................   1.708567   -1.6%
      December 31, 2000.....................................   2.017065   18.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      7 years, 8 months ended December 31, 2000..............  101.7%     9.6%
      5 years ended December 31, 2000........................   42.6%     7.4%
      1 year ended December 31, 2000.........................   18.1%    18.1%

LOOMIS SAYLES SMALL CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 2, 1994...........................................   1.000000     --
      December 31, 1994.....................................   0.954949   -4.5%
      December 31, 1995.....................................   1.206104   26.3%
      December 31, 1996.....................................   1.544760   28.1%
      December 31, 1997.....................................   1.890478   22.4%
      December 31, 1998.....................................   1.821681   -3.6%
      December 31, 1999.....................................   2.352586   29.1%
      December 31, 2000.....................................   2.427131    3.2%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 8 months ended December 31, 2000..............  142.7%    14.2%
      5 years ended December 31, 2000........................  101.2%    15.0%
      1 year ended December 31, 2000.........................    3.2%     3.2%

MFS INVESTORS TRUST SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000     --
       December 31, 1999....................................   1.014826    1.5%
       December 31, 2000....................................   0.992883   -2.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      1 year, 8 months ended December 31, 2000...............  -0.7%     -0.4%
      8 months ended December 31, 2000.......................  -2.2%     -2.2%

MFS RESEARCH MANAGERS SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000     --
       December 31, 1999....................................   1.182236   18.2%
       December 31, 2000....................................   1.116456   -5.6%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                                  %
                                                                CHANGE
                                                                  IN    ANNUAL
                                                                 UNIT  EFFECTIVE
                                                                VALUE    RATE
                                                                ------ ---------
      1 year, 8 months ended December 31, 2000................. 11.6%     6.8%
      8 months ended December 31, 2000......................... -5.6%    -5.6%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

WESTPEAK GROWTH AND INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000     --
      December 31, 1993.....................................   1.127160   12.7%
      December 31, 1994.....................................   1.091576   -3.2%
      December 31, 1995.....................................   1.460219   33.8%
      December 31, 1996.....................................   1.690048   15.7%
      December 31, 1997.....................................   2.211098   30.8%
      December 31, 1998.....................................   2.697299   22.0%
      December 31, 1999.....................................   2.891175    7.2%
      December 31, 2000.....................................   2.688111   -7.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      7 years, 8 months ended December 31, 2000..............  168.8%    13.7%
      5 years ended December 31, 2000........................   84.1%    13.0%
      1 year ended December 31, 2000.........................   -7.0%    -7.0%

LEHMAN BROTHERS AGGREGATE BOND INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 1, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.010793    1.1%
      December 31, 1999.....................................   0.976229   -3.4%
      December 31, 2000.....................................   1.065361    9.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............   6.5%     3.0%
      1 year ended December 31, 2000.........................   9.1%     9.1%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

JANUS MID CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      March 3, 1997.........................................   1.000000    --
      December 31, 1997.....................................   1.260240    26.0%
      December 31, 1998.....................................   1.692860    34.3%
      December 31, 1999.....................................   3.695709   118.3%
      December 31, 2000.....................................   2.488300   -32.7%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      3 years, 10 months ended December 31, 2000.............  148.8%    26.9%
      1 year ended December 31, 2000.........................  -32.7%   -32.7%

METLIFE STOCK INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      May 1, 1990...........................................   1.000000      --
      December 31, 1990.....................................   1.004837     0.5%
      December 31, 1991.....................................   1.277184    27.1%
      December 31, 1992.....................................   1.343248     5.2%
      December 31, 1993.....................................   1.441439     7.3%
      December 31, 1994.....................................   1.427988    -0.9%
      December 31, 1995.....................................   1.914262    34.1%
      December 31, 1996.....................................   2.298885    20.1%
      December 31, 1997.....................................   2.974491    29.4%
      December 31, 1998.....................................   3.734716    25.6%
      December 31, 1999.....................................   4.418105    18.3%
      December 31, 2000.....................................   3.922110   -11.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      10 years, 8 months ended December 31, 2000.............  292.2%    13.7%
      10 years ended December 31, 2000.......................  290.3%    14.6%
      5 years ended December 31, 2000........................  104.9%    15.4%
      1 year ended December 31, 2000.........................  -11.2%   -11.2%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

NEUBERGER BERMAN PARTNERS MID CAP VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.071284    7.1%
      December 31, 1999.....................................   1.234115   15.2%
      December 31, 2000.....................................   1.549512   25.6%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............  55.0%     22.6%
      1 year ended December 31, 2000.........................  25.6%     25.6%

PUTNAM LARGE CAP GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 2000...........................................   1.000000    --
      December 31, 2000.....................................   0.720095   -28.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      8 months ended December 31, 2000.......................  -28.0%   -38.8%

MORGAN STANLEY EAFE INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 1, 1998......................................   1.000000      --
      December 31, 1998.....................................   1.077972     7.8%
      December 31, 1999.....................................   1.318783    22.3%
      December 31, 2000.....................................   1.104212   -16.3%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............   10.4%     4.7%
      1 year ended December 31, 2000.........................  -16.3%   -16.3%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

PUTNAM INTERNATIONAL STOCK SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1991...........................................   1.000000      --
      December 31, 1991.....................................   0.971290    -2.9%
      December 31, 1992.....................................   0.854995   -12.0%
      December 31, 1993.....................................   1.230510    43.9%
      December 31, 1994.....................................   1.275535     3.7%
      December 31, 1995.....................................   1.260837    -1.2%
      December 31, 1996.....................................   1.213526    -3.8%
      December 31, 1997.....................................   1.161319    -4.3%
      December 31, 1998.....................................   1.395099    20.1%
      December 31, 1999.....................................   1.593303    14.2%
      December 31, 2000.....................................   1.403242   -11.9%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      9 years, 8 months ended December 31, 2000..............   40.3%     5.6%
      5 years ended December 31, 2000........................   11.3%     2.2%
      1 year ended December 31, 2000.........................  -11.9%   -11.9%

RUSSELL 2000 INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.051688    5.2%
      December 31, 1999.....................................   1.264301   20.2%
      December 31, 2000.....................................   1.190964   -5.8%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............  19.1%      8.5%
      1 year ended December 31, 2000.........................  -5.8%     -5.8%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

STATE STREET RESEARCH INVESTMENT TRUST SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      June 24, 1983.........................................   1.000000     --
      December 31, 1983.....................................   0.965217   -3.5%
      December 31, 1984.....................................   0.950341   -1.5%
      December 31, 1985.....................................   1.254402   32.0%
      December 31, 1986.....................................   1.354455    8.0%
      December 31, 1987.....................................   1.421535    5.0%
      December 31, 1988.....................................   1.539443    8.3%
      December 31, 1989.....................................   1.992498   29.4%
      December 31, 1990.....................................   1.845883   -7.4%
      December 31, 1991.....................................   2.404996   30.3%
      December 31, 1992.....................................   2.627194    9.2%
      December 31, 1993.....................................   2.943214   12.0%
      December 31, 1994.....................................   2.788881   -5.2%
      December 31, 1995.....................................   3.635567   30.4%
      December 31, 1996.....................................   4.348456   19.6%
      December 31, 1997.....................................   5.467074   25.7%
      December 31, 1998.....................................   6.862077   25.5%
      December 31, 1999.....................................   7.960255   16.0%
      December 31, 2000.....................................   7.313042   -8.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      17 years, 6 months ended December 31, 2000.............  631.3%    12.0%
      10 years ended December 31, 2000.......................  296.2%    14.8%
      5 years ended December 31, 2000........................  101.2%    15.0%
      1 year ended December 31, 2000.........................   -8.1%    -8.1%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

LORD ABBETT BOND DEBENTURE SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1996...........................................   1.000000     --
      December 31, 1996.....................................   1.114114   11.4%
      December 31, 1997.....................................   1.261665   13.2%
      December 31, 1998.....................................   1.312647    4.0%
      December 31, 1999.....................................   1.329463    1.3%
      December 31, 2000.....................................   1.312385   -1.3%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      4 years, 8 months ended December 31, 2000..............  31.2%      6.0%
      1 year ended December 31, 2000.........................  -1.3%     -1.3%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** The performance shown for the Lord Abbett Bond Debenture Portfolio's Class B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

AMERICAN FUNDS GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.001963    0.2%
      December 31, 1985.....................................   1.177963   17.6%
      December 31, 1986.....................................   1.503788   27.7%
      December 31, 1987.....................................   1.590990    5.8%
      December 31, 1988.....................................   1.784762   12.2%
      December 31, 1989.....................................   2.291668   28.4%
      December 31, 1990.....................................   2.144414   -6.4%
      December 31, 1991.....................................   2.797769   30.5%
      December 31, 1992.....................................   3.034167    8.4%
      December 31, 1993.....................................   3.455031   13.9%
      December 31, 1994.....................................   3.399693   -1.6%
      December 31, 1995.....................................   4.435694   30.5%
      December 31, 1996.....................................   4.922657   11.0%
      December 31, 1997.....................................   6.272337   27.4%
      December 31, 1998.....................................   8.327422   32.8%
      December 31, 1999.....................................  12.857130   54.4%
      December 31, 2000.....................................  13.186551    2.6%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............ 1,218.7%   16.5%
      10 year ended December 31, 2000........................   514.9%   19.9%
      5 years ended December 31, 2000........................   197.3%   24.3%
      1 year ended December 31, 2000.........................     2.6%    2.6%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

AMERICAN FUNDS GROWTH-INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.071653    7.2%
      December 31, 1985.....................................   1.440362   34.4%
      December 31, 1986.....................................   1.722547   19.6%
      December 31, 1987.....................................   1.696026   -1.5%
      December 31, 1988.....................................   1.898370   11.9%
      December 31, 1989.....................................   2.329898   22.7%
      December 31, 1990.....................................   2.221238   -4.7%
      December 31, 1991.....................................   2.697132   21.4%
      December 31, 1992.....................................   2.849199    5.6%
      December 31, 1993.....................................   3.131732    9.9%
      December 31, 1994.....................................   3.129425   -0.1%
      December 31, 1995.....................................   4.074738   30.2%
      December 31, 1996.....................................   4.735909   16.2%
      December 31, 1997.....................................   5.836397   23.2%
      December 31, 1998.....................................   6.765938   15.9%
      December 31, 1999.....................................   7.385747    9.2%
      December 31, 2000.....................................   7.827350    6.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............  682.7%    12.9%
      10 years ended December 31, 2000.......................  252.4%    13.4%
      5 years ended December 31, 2000........................   92.1%    13.9%
      1 year ended December 31, 2000.........................    6.0%     6.0%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1998........................................   1.000000      --
      December 31, 1998.....................................   1.012030     1.2%
      December 31, 1999.....................................   1.901283    87.9%
      December 31, 2000.....................................   1.558035   -18.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 8 months ended December 31, 2000..............   55.8%     18.0%
      1 year ended December 31, 2000.........................  -18.1%    -18.1%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

C CLASS

BACK BAY ADVISORS MONEY MARKET SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      August 26, 1983.......................................   1.000000    --
      December 31, 1983.....................................   1.024513    2.5%
      December 31, 1984.....................................   1.110765    8.4%
      December 31, 1985.....................................   1.177557    6.0%
      December 31, 1986.....................................   1.231541    4.6%
      December 31, 1987.....................................   1.284667    4.3%
      December 31, 1988.....................................   1.352557    5.3%
      December 31, 1989.....................................   1.447113    7.0%
      December 31, 1990.....................................   1.532988    5.9%
      December 31, 1991.....................................   1.594407    4.0%
      December 31, 1992.....................................   1.620492    1.6%
      December 31, 1993.....................................   1.633979    0.8%
      December 31, 1994.....................................   1.663652    1.8%
      December 31, 1995.....................................   1.722027    3.5%
      December 31, 1996.....................................   1.772453    2.9%
      December 31, 1997.....................................   1.828282    3.1%
      December 31, 1998.....................................   1.884540    3.1%
      December 31, 1999.....................................   1.937018    2.8%
      December 31, 2000.....................................   2.014928    4.0%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      17 years, 4 months ended December 31, 2000.........     101.5%      4.1%
      10 years ended December 31, 2000...................      31.4%      2.8%
      5 years ended December 31, 2000....................      17.0%      3.2%
      1 year ended December 31, 2000.....................       4.0%      4.0%

BACK BAY ADVISORS BOND INCOME SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      August 26, 1983....................................   1.000000      --
      December 31, 1983..................................   1.024533      2.5%
      December 31, 1984..................................   1.129583     10.3%
      December 31, 1985..................................   1.313695     16.3%
      December 31, 1986..................................   1.477194     12.4%
      December 31, 1987..................................   1.479290      0.1%
      December 31, 1988..................................   1.569768      6.1%
      December 31, 1989..................................   1.726263     10.0%
      December 31, 1990..................................   1.826765      5.8%
      December 31, 1991..................................   2.110227     15.5%
      December 31, 1992..................................   2.235171      5.9%
      December 31, 1993..................................   2.464676     10.3%
      December 31, 1994..................................   2.332615     -5.4%
      December 31, 1995..................................   2.768453     18.7%
      December 31, 1996..................................   2.835316      2.4%
      December 31, 1997..................................   3.078740      8.6%
      December 31, 1998..................................   3.287508      6.8%
      December 31, 1999..................................   3.204133     -2.5%
      December 31, 2000..................................   3.393193      5.9%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE%
                                                          ------------ ---------
      17 years, 4 months ended December 31, 2000.........     239.3%      7.3%
      10 years ended December 31, 2000...................      85.7%      6.4%
      5 years ended December 31, 2000....................      22.6%      4.2%
      1 year ended December 31, 2000.....................       5.9%      5.9%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.982841   -1.7%
      December 31, 1995.....................................   1.150278   17.0%
      December 31, 1996.....................................   1.289252   12.1%
      December 31, 1997.....................................   1.403716    8.9%
      December 31, 1998.....................................   1.403876    0.0%
      December 31, 1999.....................................   1.395748   -0.6%
      December 31, 2000.....................................   1.466554    5.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............   46.7%     6.4%
      5 years ended December 31, 2000........................   27.5%     5.0%
      1 year ended December 31, 2000.........................    5.1%     5.1%

SALOMON BROTHERS U.S. GOVERNMENT SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   1.002746    0.3%
      December 31, 1995.....................................   1.130697   12.8%
      December 31, 1996.....................................   1.144883    1.3%
      December 31, 1997.....................................   1.217217    6.3%
      December 31, 1998.....................................   1.283657    5.5%
      December 31, 1999.....................................   1.261212   -1.7%
      December 31, 2000.....................................   1.365185    8.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............   36.5%     5.2%
      5 years ended December 31, 2000........................   20.7%     3.8%
      1 year ended December 31, 2000.........................    8.2%     8.2%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

BALANCED SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.995773   -0.4%
      December 31, 1995.....................................   1.218246   22.3%
      December 31, 1996.....................................   1.396089   14.6%
      December 31, 1997.....................................   1.589895   13.9%
      December 31, 1998.....................................   1.700293    6.9%
      December 31, 1999.....................................   1.581923   -7.0%
      December 31, 2000.....................................   1.521041   -3.8%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  52.1%      7.0%
      5 years ended December 31, 2000........................  24.9%      4.5%
      1 year ended December 31, 2000.........................  -3.8%     -3.8%

ALGER EQUITY GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000      --
      December 31, 1994.....................................   0.954905    -4.5%
      December 31, 1995.....................................   1.391994    45.8%
      December 31, 1996.....................................   1.544236    10.9%
      December 31, 1997.....................................   1.901372    23.1%
      December 31, 1998.....................................   2.753588    44.8%
      December 31, 1999.....................................   3.620183    31.5%
      December 31, 2000.....................................   3.063233   -15.4%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  206.3%    19.9%
      5 years ended December 31, 2000........................  120.1%    17.1%
      1 year ended December 31, 2000.........................  -15.4%   -15.4%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

** Wellington Management Company, LLP became the sub-adviser on May 1, 2000.
   Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

DAVIS VENTURE VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.961869   -3.8%
      December 31, 1995.....................................   1.313569   36.6%
      December 31, 1996.....................................   1.619346   23.3%
      December 31, 1997.....................................   2.119600   30.9%
      December 31, 1998.....................................   2.376531   12.1%
      December 31, 1999.....................................   2.738145   15.2%
      December 31, 2000.....................................   2.938305    7.3%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  193.8%    19.1%
      5 years ended December 31, 2000........................  123.7%    17.5%
      1 year ended December 31, 2000.........................    7.3%     7.3%

HARRIS OAKMARK MID CAP VALUE SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000     --
      December 31, 1993.....................................   1.132068   13.2%
      December 31, 1994.....................................   1.106733   -2.2%
      December 31, 1995.....................................   1.414123   27.8%
      December 31, 1996.....................................   1.629922   15.3%
      December 31, 1997.....................................   1.874520   15.0%
      December 31, 1998.....................................   1.737084   -7.3%
      December 31, 1999.....................................   1.708567   -1.6%
      December 31, 2000.....................................   2.017065   18.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      7 years, 8 months ended December 31, 2000..............  101.7%     9.6%
      5 years ended December 31, 2000........................   42.6%     7.4%
      1 year ended December 31, 2000.........................   18.1%    18.1%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

** Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub- adviser.

LOOMIS SAYLES SMALL CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 2, 1994...........................................   1.000000     --
      December 31, 1994.....................................   0.954949   -4.5%
      December 31, 1995.....................................   1.206104   26.3%
      December 31, 1996.....................................   1.544760   28.1%
      December 31, 1997.....................................   1.890478   22.4%
      December 31, 1998.....................................   1.821681   -3.6%
      December 31, 1999.....................................   2.352586   29.1%
      December 31, 2000.....................................   2.427131    3.2%

    PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 8 months ended December 31, 2000..............  142.7%    14.2%
      5 years ended December 31, 2000........................  101.2%    15.0%
      1 year ended December 31, 2000.........................    3.2%     3.2%

MFS INVESTORS TRUST SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000     --
       December 31, 1999....................................   1.014826    1.5%
       December 31, 2000....................................   0.992883   -2.2%

    PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      1 year, 8 months ended December 31, 2000...............  -0.7%     -0.4%
      8 months ended December 31, 2000.......................  -2.2%     -2.2%

MFS RESEARCH MANAGERS SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000     --
       December 31, 1999....................................   1.182236   18.2%
       December 31, 2000....................................   1.116456   -5.6%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      1 year, 8 months ended December 31, 2000...............  11.6%      6.8%
      8 months ended December 31, 2000.......................  -5.6%     -5.6%

WESTPEAK GROWTH AND INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000     --
      December 31, 1993.....................................   1.127160   12.7%
      December 31, 1994.....................................   1.091576   -3.2%
      December 31, 1995.....................................   1.460219   33.8%
      December 31, 1996.....................................   1.690048   15.7%
      December 31, 1997.....................................   2.211098   30.8%
      December 31, 1998.....................................   2.697299   22.0%
      December 31, 1999.....................................   2.891175    7.2%
      December 31, 2000.....................................   2.688111   -7.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      7 years, 8 months ended December 31, 2000..............  168.8%    13.7%
      5 years ended December 31, 2000........................   84.1%    13.0%
      1 year ended December 31, 2000.........................   -7.0%    -7.0%

LEHMAN BROTHERS AGGREGATE BOND INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 1, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.010793    1.1%
      December 31, 1999.....................................   0.976229   -3.4%
      December 31, 2000.....................................   1.065361    9.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............   6.5%     3.0%
      1 year ended December 31, 2000.........................   9.1%     9.1%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

JANUS MID CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      March 3, 1997.........................................   1.000000      --
      December 31, 1997.....................................   1.260240    26.0%
      December 31, 1998.....................................   1.692860    34.3%
      December 31, 1999.....................................   3.695709   118.3%
      December 31, 2000.....................................   2.488300   -32.7%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      3 years, 10 months ended December 31, 2000.............  148.8%    26.9%
      1 year ended December 31, 2000.........................  -32.7%   -32.7%

METLIFE STOCK INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      May 1, 1990...........................................   1.000000      --
      December 31, 1990.....................................   1.004837     0.5%
      December 31, 1991.....................................   1.277184    27.1%
      December 31, 1992.....................................   1.343248     5.2%
      December 31, 1993.....................................   1.441439     7.3%
      December 31, 1994.....................................   1.427988    -0.9%
      December 31, 1995.....................................   1.914262    34.1%
      December 31, 1996.....................................   1.298885    20.1%
      December 31, 1997.....................................   2.974491    29.4%
      December 31, 1998.....................................   3.734716    25.6%
      December 31, 1999.....................................   4.418105    18.3%
      December 31, 2000.....................................   3.922110   -11.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      10 years, 8 months ended December 31, 2000.............  292.2%    13.7%
      10 years ended December 31, 2000.......................  290.3%    14.6%
      5 years ended December 31, 2000........................  104.9%    15.4%
      1 year ended December 31, 2000.........................  -11.2%   -11.2%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

NEUBERGER BERMAN PARTNERS MID CAP VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.071284    7.1%
      December 31, 1999.....................................   1.234115   15.2%
      December 31, 2000.....................................   1.549512   25.6%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............  55.0%     22.6%
      1 year ended December 31, 2000.........................  25.6%     25.6%

PUTNAM LARGE CAP GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 2000...........................................   1.000000      --
      December 31, 2000.....................................   0.720095   -28.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      8 months ended December 31, 2000.......................  -28.0%   -38.8%

MORGAN STANLEY EAFE INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 1, 1998......................................   1.000000      --
      December 31, 1998.....................................   1.077972     7.8%
      December 31, 1999.....................................   1.318783    22.3%
      December 31, 2000.....................................   1.104212   -16.3%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............   10.4%     4.7%
      1 year ended December 31, 2000.........................  -16.3%   -16.3%

PUTNAM INTERNATIONAL STOCK SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1991...........................................   1.000000      --
      December 31, 1991.....................................   0.971290    -2.9%
      December 31, 1992.....................................   0.854995   -12.0%
      December 31, 1993.....................................   1.230510    43.9%
      December 31, 1994.....................................   1.275535     3.7%
      December 31, 1995.....................................   1.260837    -1.2%
      December 31, 1996.....................................   1.213526    -3.8%
      December 31, 1997.....................................   1.161319    -4.3%
      December 31, 1998.....................................   1.395099    20.1%
      December 31, 1999.....................................   1.593303    14.2%
      December 31, 2000.....................................   1.403242   -11.9%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      9 years, 8 months ended December 31, 2000..............   40.3%     5.6%
      5 years ended December 31, 2000........................   11.3%     2.2%
      1 year ended December 31, 2000.........................  -11.9%   -11.9%

RUSSELL 2000 INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.051688    5.2%
      December 31, 1999.....................................   1.264301   20.2%
      December 31, 2000.....................................   1.190964   -5.8%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............  19.1%      8.5%
      1 year ended December 31, 2000.........................  -5.8%     -5.8%

STATE STREET RESEARCH INVESTMENT TRUST SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      June 24, 1983.........................................   1.000000     --
      December 31, 1983.....................................   0.965217   -3.5%
      December 31, 1984.....................................   0.950341   -1.5%
      December 31, 1985.....................................   1.254402   32.0%
      December 31, 1986.....................................   1.354455    8.0%
      December 31, 1987.....................................   1.421535    5.0%
      December 31, 1988.....................................   1.539443    8.3%
      December 31, 1989.....................................   1.992498   29.4%
      December 31, 1990.....................................   1.845883   -7.4%
      December 31, 1991.....................................   2.404996   30.3%
      December 31, 1992.....................................   2.627194    9.2%
      December 31, 1993.....................................   2.943214   12.0%
      December 31, 1994.....................................   2.788881   -5.2%
      December 31, 1995.....................................   3.635567   30.4%
      December 31, 1996.....................................   4.348456   19.6%
      December 31, 1997.....................................   5.467074   25.7%
      December 31, 1998.....................................   6.862077   25.5%
      December 31, 1999.....................................   7.960255   16.0%
      December 31, 2000.....................................   7.313042   -8.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      17 years, 6 months ended December 31, 2000.............  631.3%    12.0%
      10 years ended December 31, 2000.......................  296.2%    14.8%
      5 years ended December 31, 2000........................  101.2%    15.0%
      1 year ended December 31, 2000.........................   -8.1%    -8.1%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

LORD ABBETT BOND DEBENTURE SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1996...........................................   1.000000     --
      December 31, 1996.....................................   1.114114   11.4%
      December 31, 1997.....................................   1.261665   13.2%
      December 31, 1998.....................................   1.312647    4.0%
      December 31, 1999.....................................   1.329463    1.3%
      December 31, 2000.....................................   1.312385   -1.3%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      4 years, 8 months ended December 31, 2000..............  31.2%      6.0%
      1 year ended December 31, 2000.........................  -1.3%     -1.3%

AMERICAN FUNDS GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.001963    0.2%
      December 31, 1985.....................................   1.177963   17.6%
      December 31, 1986.....................................   1.503788   27.7%
      December 31, 1987.....................................   1.590990    5.8%
      December 31, 1988.....................................   1.784762   12.2%
      December 31, 1989.....................................   2.291668   28.4%
      December 31, 1990.....................................   2.144414   -6.4%
      December 31, 1991.....................................   2.797769   30.5%
      December 31, 1992.....................................   3.034167    8.4%
      December 31, 1993.....................................   3.455031   13.9%
      December 31, 1994.....................................   3.399693   -1.6%
      December 31, 1995.....................................   4.435694   30.5%
      December 31, 1996.....................................   4.922657   11.0%
      December 31, 1997.....................................   6.272337   27.4%
      December 31, 1998.....................................   8.327422   32.8%
      December 31, 1999.....................................  12.857130   54.4%
      December 31, 2000.....................................  13.186551    2.6%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............ 1,218.7%   16.5%
      10 years ended December 31, 2000.......................   514.9%   19.9%
      5 years ended December 31, 2000........................   197.3%   24.3%
      1 year ended December 31, 2000.........................     2.6%    2.6%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

** The performance shown for the Lord Abbett Bond Debenture Portfolio's Class B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

AMERICAN FUNDS GROWTH-INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.071653    7.2%
      December 31, 1985.....................................   1.440362   34.4%
      December 31, 1986.....................................   1.722547   19.6%
      December 31, 1987.....................................   1.696026   -1.5%
      December 31, 1988.....................................   1.898370   11.9%
      December 31, 1989.....................................   2.329898   22.7%
      December 31, 1990.....................................   2.221238   -4.7%
      December 31, 1991.....................................   2.697132   21.4%
      December 31, 1992.....................................   2.849199    5.6%
      December 31, 1993.....................................   3.131732    9.9%
      December 31, 1994.....................................   3.129425   -0.1%
      December 31, 1995.....................................   4.074738   30.2%
      December 31, 1996.....................................   4.735909   16.2%
      December 31, 1997.....................................   5.836397   23.2%
      December 31, 1998.....................................   6.765938   15.9%
      December 31, 1999.....................................   7.385747    9.2%
      December 31, 2000.....................................   7.827350    6.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............  682.7%    12.9%
      10 years ended December 31, 2000.......................  252.4%    13.4%
      5 years ended December 31, 2000........................   92.1%    13.9%
      1 year ended December 31, 2000.........................    6.0%     6.0%

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1998........................................   1.000000      --
      December 31, 1998.....................................   1.012030     1.2%
      December 31, 1999.....................................   1.901283    87.9%
      December 31, 2000.....................................   1.558035   -18.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 8 months ended December 31, 2000..............   55.8%    18.0%
      1 year ended December 31, 2000.........................  -18.1%   -18.1%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee. No Withdrawal Charge applies to Class C Contracts.

L CLASS

BACK BAY ADVISORS MONEY MARKET SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      August 26, 1983.......................................   1.000000     --
      December 31, 1983.....................................   1.024886    2.5%
      December 31, 1984.....................................   1.112265    8.5%
      December 31, 1985.....................................   1.180328    6.1%
      December 31, 1986.....................................   1.235674    4.7%
      December 31, 1987.....................................   1.290267    4.4%
      December 31, 1988.....................................   1.359812    5.4%
      December 31, 1989.....................................   1.456327    7.1%
      December 31, 1990.....................................   1.544300    6.0%
      December 31, 1991.....................................   1.607779    4.1%
      December 31, 1992.....................................   1.635722    1.7%
      December 31, 1993.....................................   1.650986    0.9%
      December 31, 1994.....................................   1.682646    1.9%
      December 31, 1995.....................................   1.743424    3.6%
      December 31, 1996.....................................   1.796287    3.0%
      December 31, 1997.....................................   1.854720    3.3%
      December 31, 1998.....................................   1.913704    3.2%
      December 31, 1999.....................................   1.968962    2.9%
      December 31, 2000.....................................   2.050200    4.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      17 years, 4 months ended December 31, 2000.............  105.0%    4.2%
      10 years ended December 31, 2000.......................   32.8%    2.9%
      5 years ended December 31, 2000........................   17.6%    3.3%
      1 year ended December 31, 2000.........................    4.1%    4.1%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

BACK BAY ADVISORS BOND INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      August 26, 1983....................................   1.000000       --
      December 31, 1983..................................   1.024886      2.5%
      December 31, 1984..................................   1.131109     10.4%
      December 31, 1985..................................   1.316786     16.4%
      December 31, 1986..................................   1.482150     12.6%
      December 31, 1987..................................   1.485738      0.2%
      December 31, 1988..................................   1.578187      6.2%
      December 31, 1989..................................   1.737253     10.1%
      December 31, 1990..................................   1.840244      5.9%
      December 31, 1991..................................   2.127924     15.6%
      December 31, 1992..................................   2.256176      6.0%
      December 31, 1993..................................   2.490326     10.4%
      December 31, 1994..................................   2.359244     -5.3%
      December 31, 1995..................................   2.802849     18.8%
      December 31, 1996..................................   2.873440      2.5%
      December 31, 1997..................................   3.123257      8.7%
      December 31, 1998..................................   3.338381      6.9%
      December 31, 1999..................................   3.256972     -2.4%
      December 31, 2000..................................   3.452590      6.0%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      17 years, 4 months ended December 31, 2000.........     245.3%      7.4%
      10 years ended December 31, 2000...................      87.6%      6.5%
      5 years ended December 31, 2000....................      23.2%      4.3%
      1 year ended December 31, 2000.....................       6.0%      6.0%

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.983003   -1.7%
      December 31, 1995.....................................   1.151614   17.2%
      December 31, 1996.....................................   1.292052   12.2%
      December 31, 1997.....................................   1.408171    9.0%
      December 31, 1998.....................................   1.409741    0.1%
      December 31, 1999.....................................   1.402982   -0.5%
      December 31, 2000.....................................   1.475626    5.2%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  47.6%     6.5%
      5 years ended December 31, 2000........................  28.1%     5.1%
      1 year ended December 31, 2000.........................   5.2%     5.2%

SALOMON BROTHERS U.S. GOVERNMENT SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   1.002911    0.3%
      December 31, 1995.....................................   1.132010   12.9%
      December 31, 1996.....................................   1.147370    1.4%
      December 31, 1997.....................................   1.221081    6.4%
      December 31, 1998.....................................   1.289020    5.6%
      December 31, 1999.....................................   1.267749   -1.7%
      December 31, 2000.....................................   1.373630    8.4%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  37.4%     5.3%
      5 years ended December 31, 2000........................  21.3%     3.9%
      1 year ended December 31, 2000.........................   8.4%     8.4%

BALANCED SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.995936   -0.4%
      December 31, 1995.....................................   1.219661   22.5%
      December 31, 1996.....................................   1.399120   14.7%
      December 31, 1997.....................................   1.594941   14.0%
      December 31, 1998.....................................   1.707396    7.1%
      December 31, 1999.....................................   1.590121   -6.9%
      December 31, 2000.....................................   1.530449   -3.8%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** Wellington Management Company, LLP became the sub-adviser on May 1, 2000.
   Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  53.0%      7.1%
      5 years ended December 31, 2000........................  25.5%      4.6%
      1 year ended December 31, 2000.........................  -3.8%     -3.8%

ALGER EQUITY GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000      --
      December 31, 1994.....................................   0.955062    -4.5%
      December 31, 1995.....................................   1.393611    45.9%
      December 31, 1996.....................................   1.547589    11.0%
      December 31, 1997.....................................   1.907406    23.3%
      December 31, 1998.....................................   2.765087    45.0%
      December 31, 1999.....................................   3.638935    31.6%
      December 31, 2000.....................................   3.082175   -15.3%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  208.2%    20.0%
      5 years ended December 31, 2000........................  121.2%    17.2%
      1 year ended December 31, 2000.........................  -15.3%   -15.3%

DAVIS VENTURE VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000     --
      December 31, 1994.....................................   0.962027   -3.8%
      December 31, 1995.....................................   1.315094   36.7%
      December 31, 1996.....................................   1.622861   23.4%
      December 31, 1997.....................................   2.126324   31.0%
      December 31, 1998.....................................   2.386454   12.2%
      December 31, 1999.....................................   2.752328   15.3%
      December 31, 2000.....................................   2.956469    7.4%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 2 months ended December 31, 2000..............  195.6%    19.2%
      5 years ended December 31, 2000........................  124.8%    17.6%
      1 year ended December 31, 2000.........................    7.4%     7.4%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

HARRIS OAKMARK MID CAP VALUE SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000     --
      December 31, 1993.....................................   1.132828   13.3%
      December 31, 1994.....................................   1.108581   -2.1%
      December 31, 1995.....................................   1.417896   27.9%
      December 31, 1996.....................................   1.635920   15.4%
      December 31, 1997.....................................   1.883300   15.1%
      December 31, 1998.....................................   1.746967   -7.2%
      December 31, 1999.....................................   1.720007   -1.5%
      December 31, 2000.....................................   2.032596   18.2%

    PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      7 years, 8 months ended December 31, 2000..............  103.3%     9.7%
      5 years ended December 31, 2000........................   43.4%     7.5%
      1 year ended December 31, 2000.........................   18.2%    18.2%

LOOMIS SAYLES SMALL CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 2, 1994...........................................   1.000000     --
      December 31, 1994.....................................   0.955582   -4.4%
      December 31, 1995.....................................   1.208108   26.4%
      December 31, 1996.....................................   1.548886   28.2%
      December 31, 1997.....................................   1.897423   22.5%
      December 31, 1998.....................................   1.830204   -3.5%
      December 31, 1999.....................................   2.365956   29.3%
      December 31, 2000.....................................   2.443362    3.3%

    PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 8 months ended December 31, 2000..............  144.3%    14.3%
      5 years ended December 31, 2000........................  102.2%    15.1%
      1 year ended December 31, 2000.........................    3.3%     3.3%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax, or the annual Contract Administrative Fee.

** Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

MFS INVESTORS TRUST SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000     --
       December 31, 1999....................................   1.015507    1.6%
       December 31, 2000....................................   0.994541   -2.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      1 year, 8 months ended December 31, 2000...............  -0.5%     -0.3%
      8 months ended December 31, 2000.......................  -2.1%     -2.1%

MFS RESEARCH MANAGERS SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000     --
       December 31, 1999....................................   1.183029   18.3%
       December 31, 2000....................................   1.118321   -5.5%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                                  %
                                                                CHANGE
                                                                  IN    ANNUAL
                                                                 UNIT  EFFECTIVE
                                                                VALUE    RATE
                                                                ------ ---------
      1 year, 8 months ended December 31, 2000................. 11.8%     6.9%
      8 months ended December 31, 2000......................... -5.5%    -5.5%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

WESTPEAK GROWTH AND INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000     --
      December 31, 1993.....................................   1.127917   12.8%
      December 31, 1994.....................................   1.093398   -3.1%
      December 31, 1995.....................................   1.464115   33.9%
      December 31, 1996.....................................   1.696266   15.9%
      December 31, 1997.....................................   2.221451   31.0%
      December 31, 1998.....................................   2.712638   22.1%
      December 31, 1999.....................................   2.910524    7.3%
      December 31, 2000.....................................   2.708801   -6.9%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      7 years, 8 months ended December 31, 2000..............  170.9%    13.9%
      5 years ended December 31, 2000........................   85.0%    13.1%
      1 year ended December 31, 2000.........................   -6.9%    -6.9%

LEHMAN BROTHERS AGGREGATE BOND INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 1, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.010937    1.1%
      December 31, 1999.....................................   0.977345   -3.3%
      December 31, 2000.....................................   1.067643    9.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............   6.8%     3.1%
      1 year ended December 31, 2000.........................   9.2%     9.2%

JANUS MID CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      March 3, 1997.........................................   1.000000      --
      December 31, 1997.....................................   1.261286    26.1%
      December 31, 1998.....................................   1.695959    34.5%
      December 31, 1999.....................................   3.706167   118.5%
      December 31, 2000.....................................   2.497840   -32.6%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      3 years, 10 months ended December 31, 2000.............  149.8%    27.0%
      1 year ended December 31, 2000.........................  -32.6%   -32.6%

METLIFE STOCK INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      May 1, 1990...........................................   1.000000      --
      December 31, 1990.....................................   1.005508     0.6%
      December 31, 1991.....................................   1.279315    27.2%
      December 31, 1992.....................................   1.346839     5.3%
      December 31, 1993.....................................   1.446738     7.4%
      December 31, 1994.....................................   1.434667    -0.8%
      December 31, 1995.....................................   1.925133    34.2%
      December 31, 1996.....................................   2.314271    20.2%
      December 31, 1997.....................................   2.997391    29.5%
      December 31, 1998.....................................   3.767231    25.7%
      December 31, 1999.....................................   4.461026    18.4%
      December 31, 2000.....................................   3.964163   -11.1%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      10 years, 8 months ended December 31, 2000.............  296.4%    13.8%
      10 years ended December 31, 2000.......................  294.2%    14.7%
      5 years ended December 31, 2000........................  105.9%    15.5%
      1 year ended December 31, 2000.........................  -11.1%   -11.1%

NEUBERGER BERMAN PARTNERS MID CAP VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.071437    7.1%
      December 31, 1999.....................................   1.235525   15.3%
      December 31, 2000.....................................   1.552829   25.7%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............  55.3%     22.8%
      1 year ended December 31, 2000.........................  25.7%     25.7%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

PUTNAM LARGE CAP GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 2000...........................................   1.000000      --
      December 31, 2000.....................................   0.720574   -27.9%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      8 months ended December 31, 2000.......................  -27.9%   -38.8%

MORGAN STANLEY EAFE INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 1, 1998......................................   1.000000      --
      December 31, 1998.....................................   1.078125     7.8%
      December 31, 1999.....................................   1.320289    22.5%
      December 31, 2000.....................................   1.106576   -16.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............   10.7%     4.8%
      1 year ended December 31, 2000.........................  -16.2%   -16.2%

PUTNAM INTERNATIONAL STOCK SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1991...........................................   1.000000      --
      December 31, 1991.....................................   0.971940    -2.8%
      December 31, 1992.....................................   0.856426   -11.9%
      December 31, 1993.....................................   1.233801    44.1%
      December 31, 1994.....................................   1.280223     3.8%
      December 31, 1995.....................................   1.266735    -1.1%
      December 31, 1996.....................................   1.220433    -3.7%
      December 31, 1997.....................................   1.169098    -4.2%
      December 31, 1998.....................................   1.405847    20.3%
      December 31, 1999.....................................   1.607184    14.3%
      December 31, 2000.....................................   1.416880   -11.8%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      9 years, 8 months ended December 31, 2000..............   41.7%     5.8%
      5 years ended December 31, 2000........................   11.9%     2.3%
      1 year ended December 31, 2000.........................  -11.8%   -11.8%

RUSSELL 2000 INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.051838    5.2%
      December 31, 1999.....................................   1.265745   20.3%
      December 31, 2000.....................................   1.193515   -5.7%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 1 month ended December 31, 2000...............  19.4%      8.6%
      1 year ended December 31, 2000.........................  -5.7%     -5.7%

STATE STREET RESEARCH INVESTMENT TRUST SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      June 24, 1983.........................................   1.000000     --
      December 31, 1983.....................................   0.965717   -3.4%
      December 31, 1984.....................................   0.951790   -1.4%
      December 31, 1985.....................................   1.257571   32.1%
      December 31, 1986.....................................   1.359234    8.1%
      December 31, 1987.....................................   1.427979    5.1%
      December 31, 1988.....................................   1.547968    8.4%
      December 31, 1989.....................................   2.005530   29.6%
      December 31, 1990.....................................   1.859825   -7.3%
      December 31, 1991.....................................   2.425582   30.4%
      December 31, 1992.....................................   2.652340    9.3%
      December 31, 1993.....................................   2.974357   12.1%
      December 31, 1994.....................................   2.821204   -5.1%
      December 31, 1995.....................................   3.681370   30.5%
      December 31, 1996.....................................   4.407680   19.7%
      December 31, 1997.....................................   5.547073   25.9%
      December 31, 1998.....................................   6.969451   25.6%
      December 31, 1999.....................................   8.092897   16.1%
      December 31, 2000.....................................   7.442320   -8.0%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      17 years, 6 months ended December 31, 2000.............  644.2%    12.1%
      10 years ended December 31, 2000.......................  300.2%    14.9%
      5 years ended December 31, 2000........................  102.2%    15.1%
      1 year ended December 31, 2000.........................   -8.0%    -8.0%

LORD ABBETT BOND DEBENTURE SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1996...........................................   1.000000     --
      December 31, 1996.....................................   1.114858   11.5%
      December 31, 1997.....................................   1.263770   13.4%
      December 31, 1998.....................................   1.316154    4.1%
      December 31, 1999.....................................   1.334348    1.4%
      December 31, 2000.....................................   1.318521   -1.2%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      4 years, 8 months ended December 31, 2000..............  31.9%      6.1%
      1 year ended December 31, 2000.........................  -1.2%     -1.2%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** The performance shown for the Lord Abbett Bond Debenture Portfolio's Class B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

AMERICAN FUNDS GROWTH SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.002862    0.3%
      December 31, 1985.....................................   1.180199   17.7%
      December 31, 1986.....................................   1.508150   27.8%
      December 31, 1987.....................................   1.597205    5.9%
      December 31, 1988.....................................   1.793525   12.3%
      December 31, 1989.....................................   2.305217   28.5%
      December 31, 1990.....................................   2.159262   -6.3%
      December 31, 1991.....................................   2.819958   30.6%
      December 31, 1992.....................................   3.061299    8.6%
      December 31, 1993.....................................   3.489413   14.0%
      December 31, 1994.....................................   3.436950   -1.5%
      December 31, 1995.....................................   4.488777   30.6%
      December 31, 1996.....................................   4.986593   11.1%
      December 31, 1997.....................................   6.360154   27.5%
      December 31, 1998.....................................   8.452451   32.9%
      December 31, 1999.....................................  13.063203   54.5%
      December 31, 2000.....................................  13.411274    2.7%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............ 1,241.1%   16.6%
      10 years ended December 31, 2000.......................   521.1%   20.0%
      5 years ended December 31, 2000........................   198.8%   24.5%
      1 year ended December 31, 2000.........................     2.7%    2.7%

AMERICAN FUNDS GROWTH-INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.072613    7.3%
      December 31, 1985.....................................   1.443094   34.5%
      December 31, 1986.....................................   1.727542   19.7%
      December 31, 1987.....................................   1.702649   -1.4%
      December 31, 1988.....................................   1.907688   12.0%
      December 31, 1989.....................................   2.343670   22.9%
      December 31, 1990.....................................   2.236615   -4.6%
      December 31, 1991.....................................   2.718519   21.5%
      December 31, 1992.....................................   2.874672    5.7%
      December 31, 1993.....................................   3.162891   10.0%
      December 31, 1994.....................................   3.163715    0.0%
      December 31, 1995.....................................   4.123493   30.3%
      December 31, 1996.....................................   4.797407   16.3%
      December 31, 1997.....................................   5.918096   23.4%
      December 31, 1998.....................................   6.867508   16.0%
      December 31, 1999.....................................   7.504120    9.3%
      December 31, 2000.....................................   7.960732    6.1%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............  696.1%    13.1%
      10 years ended December 31, 2000.......................  255.9%    13.5%
      5 years ended December 31, 2000........................   93.1%    14.1%
      1 year ended December 31, 2000.........................    6.1%     6.1%

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1998........................................   1.000000      --
      December 31, 1998.....................................   1.012709     1.3%
      December 31, 1999.....................................   1.904459    88.1%
      December 31, 2000.....................................   1.562197   -18.0%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 8 months ended December 31, 2000..............   56.2%    18.2%
      1 year ended December 31, 2000.........................  -18.0%   -18.0%

P CLASS

BACK BAY ADVISORS MONEY MARKET SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      August 26, 1983.......................................   1.000000     --
      December 31, 1983.....................................   1.026105    2.6%
      December 31, 1984.....................................   1.117534    8.9%
      December 31, 1985.....................................   1.190075    6.5%
      December 31, 1986.....................................   1.250245    5.1%
      December 31, 1987.....................................   1.310058    4.8%
      December 31, 1988.....................................   1.385509    5.8%
      December 31, 1989.....................................   1.489034    7.5%
      December 31, 1990.....................................   1.584548    6.4%
      December 31, 1991.....................................   1.655464    4.5%
      December 31, 1992.....................................   1.690157    2.1%
      December 31, 1993.....................................   1.711910    1.3%
      December 31, 1994.....................................   1.750837    2.3%
      December 31, 1995.....................................   1.820421    4.0%
      December 31, 1996.....................................   1.882247    3.4%
      December 31, 1997.....................................   1.950289    3.6%
      December 31, 1998.....................................   2.019367    3.5%
      December 31, 1999.....................................   2.084960    3.2%
      December 31, 2000.....................................   2.178573    4.5%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      17 years, 4 months ended December 31, 2000.........     117.9%      4.6%
      10 years ended December 31, 2000...................      37.5%      3.2%
      5 years ended December 31, 2000....................      19.7%      3.7%
      1 year ended December 31, 2000.....................       4.5%      4.5%

BACK BAY ADVISORS BOND INCOME SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      August 26, 1983....................................   1.000000       --
      December 31, 1983..................................   1.026125      2.6%
      December 31, 1984..................................   1.136467     10.8%
      December 31, 1985..................................   1.327659     16.8%
      December 31, 1986..................................   1.499624     13.0%
      December 31, 1987..................................   1.508525      0.6%
      December 31, 1988..................................   1.608009      6.6%
      December 31, 1989..................................   1.776268     10.5%
      December 31, 1990..................................   1.888204      6.3%
      December 31, 1991..................................   2.191032     16.0%
      December 31, 1992..................................   2.331255      6.4%
      December 31, 1993..................................   2.582213     10.8%
      December 31, 1994..................................   2.454851     -4.9%
      December 31, 1995..................................   2.926623     19.2%
      December 31, 1996..................................   3.010937      2.9%
      December 31, 1997..................................   3.284180      9.1%
      December 31, 1998..................................   3.522691      7.3%
      December 31, 1999..................................   3.448840     -2.1%
      December 31, 2000..................................   3.668763      6.4%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      17 years, 4 months ended December 31, 2000.........     266.9%      7.8%
      10 years ended December 31, 2000...................      94.3%      6.9%
      5 years ended December 31, 2000....................      25.4%      4.6%
      1 year ended December 31, 2000.....................       6.4%      6.4%

--------

* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      October 31, 1994...................................   1.000000       --
      December 31, 1994..................................   0.983569     -1.6%
      December 31, 1995..................................   1.156304     17.6%
      December 31, 1996..................................   1.301897     12.6%
      December 31, 1997..................................   1.423875      9.4%
      December 31, 1998..................................   1.430461      0.5%
      December 31, 1999..................................   1.428593     -0.1%
      December 31, 2000..................................   1.507816      5.5%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      6 years, 2 months ended December 31, 2000..........      50.8%      6.9%
      5 years ended December 31, 2000....................      30.4%      5.5%
      1 year ended December 31, 2000.....................       5.5%      5.5%

SALOMON BROTHERS U.S. GOVERNMENT SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      October 31, 1994...................................   1.000000       --
      December 31, 1994..................................   1.003488      0.3%
      December 31, 1995..................................   1.136620     13.3%
      December 31, 1996..................................   1.156114      1.7%
      December 31, 1997..................................   1.234701      6.8%
      December 31, 1998..................................   1.307966      5.9%
      December 31, 1999..................................   1.290893     -1.3%
      December 31, 2000..................................   1.403596      8.7%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      6 years, 2 months ended December 31, 2000..........      40.4%      5.6%
      5 years ended December 31, 2000....................      23.5%      4.3%
      1 year ended December 31, 2000.....................       8.7%      8.7%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

BALANCED SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      October 31, 1994...................................   1.000000       --
      December 31, 1994..................................   0.996509     -0.3%
      December 31, 1995..................................   1.224626     22.9%
      December 31, 1996..................................   1.409780     15.1%
      December 31, 1997..................................   1.612724     14.4%
      December 31, 1998..................................   1.732485      7.4%
      December 31, 1999..................................   1.619146     -6.5%
      December 31, 2000..................................   1.563834     -3.4%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      6 years, 2 months ended December 31, 2000..........      56.4%      7.5%
      5 years ended December 31, 2000....................      27.7%      5.0%
      1 year ended December 31, 2000.....................      -3.4%     -3.4%

ALGER EQUITY GROWTH SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      October 31, 1994...................................   1.000000       --
      December 31, 1994..................................   0.955612     -4.4%
      December 31, 1995..................................   1.399283     46.4%
      December 31, 1996..................................   1.559382     11.4%
      December 31, 1997..................................   1.928676     23.7%
      December 31, 1998..................................   2.805709     45.5%
      December 31, 1999..................................   3.705329     32.1%
      December 31, 2000..................................   3.149391    -15.0%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      6 years, 2 months ended December 31, 2000..........     214.9%     20.4%
      5 years ended December 31, 2000....................     125.1%     17.6%
      1 year ended December 31, 2000.....................     -15.0%    -15.0%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** Wellington Management Company, LLP became the sub-adviser on May 1, 2000.
   Prior to that time, Loomis Sayles & Company, L.P. served as sub-adviser.

DAVIS VENTURE VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      October 31, 1994...................................   1.000000       --
      December 31, 1994..................................   0.962581     -3.7%
      December 31, 1995..................................   1.320447     37.2%
      December 31, 1996..................................   1.635223     23.8%
      December 31, 1997..................................   2.150024     31.5%
      December 31, 1998..................................   2.421510     12.6%
      December 31, 1999..................................   2.802547     15.7%
      December 31, 2000..................................   3.020926      7.8%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      6 years, 2 months ended December 31, 2000..........     202.1%     19.6%
      5 years ended December 31, 2000....................     128.8%     18.0%
      1 year ended December 31, 2000.....................       7.8%      7.8%

HARRIS OAKMARK MID CAP VALUE SUBACCOUNT**

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      April 30, 1993.....................................   1.000000       --
      December 31, 1993..................................   1.135490     13.5%
      December 31, 1994..................................   1.115072     -1.8%
      December 31, 1995..................................   1.431182     28.3%
      December 31, 1996..................................   1.657086     15.8%
      December 31, 1997..................................   1.914353     15.5%
      December 31, 1998..................................   1.782000     -6.9%
      December 31, 1999..................................   1.760650     -1.2%
      December 31, 2000..................................   2.087894     18.6%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      7 years, 8 months ended December 31, 2000..........     108.8%     10.1%
      5 years ended December 31, 2000....................      45.9%      7.8%
      1 year ended December 31, 2000.....................      18.6%     18.6%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** Harris Associates L.P. became the sub-adviser on May 1, 2000. Prior to that time, other entities served as sub-adviser.

LOOMIS SAYLES SMALL CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 2, 1994...........................................   1.000000     --
      December 31, 1994.....................................   0.957803   -4.2%
      December 31, 1995.....................................   1.215147   26.9%
      December 31, 1996.....................................   1.563414   28.7%
      December 31, 1997.....................................   1.921929   22.9%
      December 31, 1998.....................................   1.860345   -3.2%
      December 31, 1999.....................................   2.413346   29.7%
      December 31, 2000.....................................   2.501022    3.6%

    PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      6 years, 8 months ended December 31, 2000..........     150.1%     14.7%
      5 years ended December 31, 2000....................     105.8%     15.5%
      1 year ended December 31, 2000.....................       3.6%      3.6%

MFS INVESTORS TRUST SUBACCOUNT

                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
       DATE                                                UNIT VALUE   CHANGE
       ----                                               ------------ ---------
       April 30, 1999....................................   1.000000       --
       December 31, 1999.................................   1.017897      1.8%
       December 31, 2000.................................   1.000365     -1.7%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      1 year, 8 months ended December 31, 2000...........       0.0%      0.0%
      8 months ended December 31, 2000...................      -1.7%     -1.7%

MFS RESEARCH MANAGERS SUBACCOUNT

                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
       DATE                                                UNIT VALUE   CHANGE
       ----                                               ------------ ---------
       April 30, 1999....................................   1.000000       --
       December 31, 1999.................................   1.185811     18.6%
       December 31, 2000.................................   1.124870     -5.1%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      1 year, 8 months ended December 31, 2000...........      12.5%      7.3%
      8 months ended December 31, 2000...................      -5.1%     -5.1%

WESTPEAK GROWTH AND INCOME SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      April 30, 1993.....................................   1.000000       --
      December 31, 1993..................................   1.130567     13.1%
      December 31, 1994..................................   1.099800     -2.7%
      December 31, 1995..................................   1.477831     34.4%
      December 31, 1996..................................   1.718207     16.3%
      December 31, 1997..................................   2.258065     31.4%
      December 31, 1998..................................   2.767006     22.5%
      December 31, 1999..................................   2.979265      7.7%
      December 31, 2000..................................   2.782467     -6.6%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      7 years, 8 months ended December 31, 2000..........    178.2.%     14.3%
      5 years ended December 31, 2000....................      88.3%     13.5%
      1 year ended December 31, 2000.....................      -6.6%     -6.6%

LEHMAN BROTHERS AGGREGATE BOND INDEX SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION
                                                           VALUE UNIT
      DATE                                                   VALUE     % CHANGE
      ----                                                ------------ ---------
      December 1, 1998...................................   1.000000       --
      December 31, 1998..................................   1.011441      1.1%
      December 31, 1999..................................   0.981261     -3.0%
      December 31, 2000..................................   1.075668      9.6%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      2 years, 1 month ended December 31, 2000...........       7.6%      3.5%
      1 year ended December 31, 2000.....................       9.6%      9.6%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

JANUS MID CAP SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION
                                                           VALUE UNIT
      DATE                                                   VALUE     % CHANGE
      ----                                                ------------ ---------
      March 3, 1997......................................   1.000000       --
      December 31, 1997..................................   1.264952     26.5%
      December 31, 1998..................................   1.706846     34.9%
      December 31, 1999..................................   3.743002    119.3%
      December 31, 2000..................................   2.531515    -32.4%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      3 years, 10 months ended December 31, 2000.........     153.2%     27.4%
      1 year ended December 31, 2000.....................     -32.4%    -32.4%

METLIFE STOCK INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION
                                                           VALUE UNIT
      DATE                                                   VALUE     % CHANGE
      ----                                                ------------ ---------
      May 1, 1990........................................   1.000000       --
      December 31, 1990..................................   1.007861      0.8%
      December 31, 1991..................................   1.286801     27.7%
      December 31, 1992..................................   1.359481      5.6%
      December 31, 1993..................................   1.465436      7.8%
      December 31, 1994..................................   1.458290     -0.5%
      December 31, 1995..................................   1.963666     34.7%
      December 31, 1996..................................   2.368932     20.6%
      December 31, 1997..................................   3.078929     30.0%
      December 31, 1998..................................   3.883265     26.1%
      December 31, 1999..................................   4.614540     18.8%
      December 31, 2000..................................   4.114915    -10.8%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      10 years, 8 months ended December 31, 2000.........     311.5%     14.2%
      10 years ended December 31, 2000...................     308.3%     15.1%
      5 years ended December 31, 2000....................     109.6%     15.9%
      1 year ended December 31, 2000.....................     -10.8%    -10.8%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

NEUBERGER BERMAN PARTNERS MID CAP VALUE SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION
      DATE                                                 UNIT VALUE  % CHANGE
      ----                                                ------------ ---------
      November 9, 1998...................................   1.000000       --
      December 31, 1998..................................   1.071970      7.2%
      December 31, 1999..................................   1.240473     15.7%
      December 31, 2000..................................   1.564495     26.1%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      2 years, 1 month ended December 31, 2000...........      56.4%     23.2%
      1 year ended December 31, 2000.....................      26.1%     26.1%

PUTNAM LARGE CAP GROWTH SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      May 1, 2000........................................   1.000000       --
      December 31, 2000..................................   0.722251    -27.8%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      8 months ended December 31, 2000...................     -27.8%    -38.5%

MORGAN STANLEY EAFE INDEX SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION
                                                           VALUE UNIT
      DATE                                                   VALUE     % CHANGE
      ----                                                ------------ ---------
      December 1, 1998...................................   1.000000       --
      December 31, 1998..................................   1.078661      7.9%
      December 31, 1999..................................   1.325571     22.9%
      December 31, 2000..................................   1.114892    -15.9%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      2 years, 1 month ended December 31, 2000...........      11.5%      5.2%
      1 year ended December 31, 2000.....................     -15.9%    -15.9%

PUTNAM INTERNATIONAL STOCK SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      May 1, 1991........................................   1.000000       --
      December 31, 1991..................................   0.974219     -2.6%
      December 31, 1992..................................   0.861455    -11.6%
      December 31, 1993..................................   1.245391     44.6%
      December 31, 1994..................................   1.296768      4.1%
      December 31, 1995..................................   1.287594     -0.7%
      December 31, 1996..................................   1.244916     -3.3%
      December 31, 1997..................................   1.196734     -3.9%
      December 31, 1998..................................   1.444118     20.7%
      December 31, 1999..................................   1.656719     14.7%
      December 31, 2000..................................   1.465661    -11.5%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      9 years, 8 months ended December 31, 2000..........      46.6%      6.4%
      5 years ended December 31, 2000....................      13.8%      2.6%
      1 year ended December 31, 2000.....................     -11.5%    -11.5%

RUSSELL 2000 INDEX SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      November 9, 1998......................................   1.000000     --
      December 31, 1998.....................................   1.052362    5.2%
      December 31, 1999.....................................   1.270812   20.8%
      December 31, 2000.....................................   1.202487   -5.4%

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      2 years, 1 month ended December 31, 2000...........      20.2%      9.0%
      1 year ended December 31, 2000.....................      -5.4%     -5.4%

STATE STREET RESEARCH INVESTMENT TRUST SUBACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION
      DATE                                                 UNIT VALUE  % CHANGE
      ----                                                ------------ ---------
      June 24, 1983......................................   1.000000       --
      December 31, 1983..................................   0.967469     -3.3%
      December 31, 1984..................................   0.956879     -1.1%
      December 31, 1985..................................   1.268722     32.6%
      December 31, 1986..................................   1.376095      8.5%
      December 31, 1987..................................   1.450760      5.4%
      December 31, 1988..................................   1.578176      8.8%
      December 31, 1989..................................   2.051808     30.0%
      December 31, 1990..................................   1.909451     -6.9%
      December 31, 1991..................................   2.499025     30.9%
      December 31, 1992..................................   2.742254      9.7%
      December 31, 1993..................................   3.085965     12.5%
      December 31, 1994..................................   2.937301     -4.8%
      December 31, 1995..................................   3.846252     30.9%
      December 31, 1996..................................   4.621364     20.2%
      December 31, 1997..................................   5.836369     26.3%
      December 31, 1998..................................   7.358615     26.1%
      December 31, 1999..................................   8.574736     16.5%
      December 31, 2000..................................   7.913002     -7.7%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      17 years, 6 months ended December 31, 2000.........     691.3%     12.5%
      10 years ended December 31, 2000...................     314.4%     15.3%
      5 years ended December 31, 2000....................     105.7%     15.5%
      1 year ended December 31, 2000.....................      -7.7%     -7.7%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

LORD ABBETT BOND DEBENTURE SUBACCOUNT**

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION
      DATE                                                 UNIT VALUE  % CHANGE
      ----                                                ------------ ---------
      May 1, 1996........................................   1.000000       --
      December 31, 1996..................................   1.117468     11.7%
      December 31, 1997..................................   1.271168     13.8%
      December 31, 1998..................................   1.328498      4.5%
      December 31, 1999..................................   1.351584      1.7%
      December 31, 2000..................................   1.340223     -0.8%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      4 years, 8 months ended December 31, 2000..........      34.0%      6.5%
      1 year ended December 31, 2000.....................      -0.8%     -0.8%

AMERICAN FUNDS GROWTH SUBACCOUNT

                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION
      DATE                                                 UNIT VALUE  % CHANGE
      ----                                                ------------ ---------
      February 8, 1984...................................   1.000000       --
      December 31, 1984..................................   1.006014      0.6%
      December 31, 1985..................................   1.188059     18.1%
      December 31, 1986..................................   1.523516     28.2%
      December 31, 1987..................................   1.619146      6.3%
      December 31, 1988..................................   1.824533     12.7%
      December 31, 1989..................................   2.353266     29.0%
      December 31, 1990..................................   2.212040     -6.0%
      December 31, 1991..................................   2.899005     31.1%
      December 31, 1992..................................   3.158175      8.9%
      December 31, 1993..................................   3.612453     14.4%
      December 31, 1994..................................   3.570581     -1.2%
      December 31, 1995..................................   4.679596     31.1%
      December 31, 1996..................................   5.216950     11.5%
      December 31, 1997..................................   6.677272     28.0%
      December 31, 1998..................................   8.904970     33.4%
      December 31, 1999..................................  13.810729     55.1%
      December 31, 2000..................................  14.228295      3.0%

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      16 years, 10 months ended December 31, 2000........   1,322.8%     17.0%
      10 years ended December 31, 2000...................     543.2%     20.5%
      5 years ended December 31, 2000....................     204.0%     24.9%
      1 year ended December 31, 2000.....................       3.0%      3.0%

-------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

** The performance shown for the Lord Abbett Bond Debenture Portfolio's Class
   B shares is the performance of the Portfolio's predecessor fund (Bond Debenture Portfolio, a series of Cova Series Trust), whose assets were transferred to the Portfolio on February 12, 2001. The performance shown for the predecessor fund has been adjusted to reflect Class B's .25% 12b-1 fee.

AMERICAN FUNDS GROWTH-INCOME SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      February 8, 1984......................................   1.000000     --
      December 31, 1984.....................................   1.075982    7.6%
      December 31, 1985.....................................   1.452698   35.0%
      December 31, 1986.....................................   1.745134   20.1%
      December 31, 1987.....................................   1.726031   -1.1%
      December 31, 1988.....................................   1.940661   12.4%
      December 31, 1989.....................................   2.392510   23.3%
      December 31, 1990.....................................   2.291272   -4.2%
      December 31, 1991.....................................   2.794709   22.0%
      December 31, 1992.....................................   2.965625    6.1%
      December 31, 1993.....................................   3.274397   10.4%
      December 31, 1994.....................................   3.286701    0.4%
      December 31, 1995.....................................   4.298753   30.8%
      December 31, 1996.....................................   5.018981   16.8%
      December 31, 1997.....................................   6.213116   23.8%
      December 31, 1998.....................................   7.235119   16.4%
      December 31, 1999.....................................   7.933516    9.7%
      December 31, 2000.....................................   8.445667    6.5%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 10 months ended December 31, 2000............  744.6%    13.5%
      10 years ended December 31, 2000.......................  268.6%    13.9%
      5 years ended December 31, 2000........................   96.5%    14.5%
      1 year ended December 31, 2000.........................    6.5%     6.5%

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION SUBACCOUNT

                   ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1998........................................   1.000000      --
      December 31, 1998.....................................   1.015092     1.5%
      December 31, 1999.....................................   1.915615    88.7%
      December 31, 2000.....................................   1.576849   -17.7%

     PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 8 months ended December 31, 2000..............   57.7%    18.6%
      1 year ended December 31, 2000.........................  -17.7%   -17.7%

--------

 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

                             NET INVESTMENT FACTOR

  The Company determines the net investment factor ("Net Investment Factor") for each Class of sub-account on each day on which the New York Stock Exchange is open for trading as follows:

    (1) The Company takes the net asset value per share of the Eligible Fund held in the sub-account determined as of the close of regular trading on the New York Stock Exchange on a particular day;

    (2) Next, the Company adds the per share amount of any dividend or capital gains distribution made by the Eligible Fund since the close of regular trading on the New York Stock Exchange on the preceding trading day.

    (3) This total amount is then divided by the net asset value per share of the Eligible Fund as of the close of regular trading on the New York Stock Exchange on the preceding trading day.

    (4) Finally, the Company subtracts the daily charges for the Asset-Based Insurance Charge for that Class since the close of regular trading on the New York Stock Exchange on the preceding trading day. (See "Asset-Based Insurance Charges, Withdrawal Charges and Other Deductions" in the prospectus.)

                               ANNUITY PAYMENTS

  At annuitization, the Contract Value is applied toward the purchase of monthly variable annuity payments. The amount of these payments will be determined on the basis of (i) annuity purchase rates not lower than the rates set forth in the Life Income Tables contained in the Contract that reflect the age of the Payee at annuitization, (ii) the assumed interest rate selected,
(iii) the type of payment option selected, (iv) the investment performance of the Eligible Fund(s) selected, and (v) the Class of Contract. If you elected the Guaranteed Minimum Income Benefit Rider, you may be able to elect to receive annuity payments under that Rider (see the prospectus for more information). If you own a Bonus Class Contract and choose to annuitize under a fixed payment option during the 9-year Withdrawal Charge period, your annuity payments will be based on a different set of current annuity purchase rates than our other Classes. Additionally, our guaranteed rates for variable annuity income payments will be different on Bonus Class Contracts than on other Classes. The effect of these different rates would lower your income payments.

  When a variable annuity payment option is selected, the Contract proceeds will be applied at annuity purchase rates, which vary depending on the particular option selected and the age of the Payee, to calculate the basic payment level purchased by the Contract Value. With respect to Contracts issued in New York or Oregon for use in situations not involving an employer-sponsored plan, annuity purchase rates used to calculate the basic payment level will also reflect the sex of the Payee when the annuity payment option involves a life contingency. Under such Contracts, a given Contract Value will produce a higher basic payment level for a male Payee than for a female Payee, reflecting the longer life expectancy of the female Payee. If the Contract Owner has selected an annuity payment option that guarantees that payments will be made for a certain number of years regardless of whether the Payee remains alive, the Contract Value will purchase lower monthly benefits than under a life contingent option.

  The amount of the basic payment level is determined by applying the applicable annuity purchase rate to the amount applied from each subaccount to provide the annuity. This basic payment level is converted into annuity units, the number of which remains constant. Each monthly annuity payment is in an amount equal to that number of annuity units multiplied by the applicable annuity unit value for that payment (described below). The applicable annuity unit value for each Class and subaccount will change from day to day depending upon the investment performance of the subaccount, which in turn depends upon the investment performance of the Eligible Fund in which the subaccount invests, and applicable charges and expenses.

  The selection of an assumed interest rate ("Assumed Interest Rate") will affect both the basic payment level and the amount by which subsequent payments increase or decrease. The basic payment level is calculated on the assumption that the Net Investment Factors applicable to the Contract will be equivalent on an annual basis to a net investment return at the Assumed Interest Rate. If this assumption is met following the date any payment is determined, then the amount of the next payment will be exactly equal to the amount of the preceding payment. If the actual Net Investment Factors are equivalent to a net investment return greater than the Assumed Interest Rate, the next payment will be larger than the preceding one; if the actual Net Investment Factors are equivalent to a net investment return smaller than the Assumed Interest Rate, then the next payment will be smaller than the preceding payment.

  Unless otherwise provided, the assumed interest rate will be at an annual effective rate of 3.5%. You may select as an alternative an assumed interest rate equal to an annual effective rate of 0% or, if allowed by applicable law or regulation, 5%. A higher assumed interest rate will produce a higher first payment, a more slowly rising series of subsequent payments when the actual net investment performance exceeds the assumed interest rate, and a more rapid drop in subsequent payments when the actual net investment performance is less than the assumed interest rate. A lower assumed interest rate will produce a lower first payment, a more rapidly rising series of subsequent payments when the actual net investment performance exceeds the assumed interest rate, and a less rapid drop in subsequent payments when the actual net investment performance is less than the assumed interest rate.

  The number of annuity units credited under a variable payment option is determined as follows:

    (1) The Contract proceeds are applied at the Company's annuity purchase rates for the selected Assumed Interest Rate to determine the basic payment level. (The amount of Contract Value or Death Proceeds applied will be reduced by any applicable Withdrawal Charge, Contract Administrative Fee, premium tax charge, and/or any outstanding loan plus accrued interest, as described in the prospectus.)

    (2) The number of annuity units is determined by dividing the amount of the basic payment level by the applicable annuity unit value(s) for the Class next determined following the date of application of proceeds.

  The dollar amount of the initial payment will be at the basic payment level. (If the initial payment is due more than 14 days after the proceeds are applied, the Company will add interest to that initial payment.) The dollar amount of each subsequent payment is determined by multiplying the number of annuity units by the applicable annuity unit value for the Class which is determined at least 10 days before the payment is due.

  The value of an annuity unit for Class of each subaccount depends on the Assumed Interest Rate and on the Net Investment Factors applicable at the time of valuation. The initial annuity unit values were set at $1.00 effective on or about the date on which shares of the corresponding Eligible Funds were first publicly available. For each Class the Net Investment Factor and, therefore, changes in the value of an annuity unit under a variable payment option, reflect the deduction of the Asset-Based Insurance Charge. (See "Net Investment Factor" above.)

  On a Class-specific basis, the annuity unit value for each subaccount is equal to the corresponding annuity unit value for the subaccount previously determined multiplied by the applicable Net Investment Factor for that subaccount for the New York Stock Exchange trading day then ended, and further multiplied by the assumed interest factor ("Assumed Interest Factor") for each day of the valuation period. The Assumed Interest Factor represents the daily equivalent of the Contract's annual Assumed Interest Rate. In the calculation of annuity unit values, the Assumed Interest Factor has the effect of reducing the Net Investment Factor by an amount equal to the daily equivalent of the Contract's Assumed Interest Rate. The result of this adjustment is that if the Net Investment Factor for a valuation period is greater (when expressed as an annual net investment return) than the Assumed Interest Rate, the annuity unit value will increase. If the Net Investment Factor for the period is less (when expressed as an annual net investment return) than the Assumed Interest Rate, the annuity unit value will decrease. At an Assumed Interest Rate of 3.5%, the Assumed Interest Factor is .9999058. Assumed Interest Factors for other Assumed Interest Rates are computed on a consistent basis.

  Illustrations of annuity income payments under various hypothetical and historical rates appear in the tables below. These illustrations assume that the Guaranteed Minimum Income Benefit Rider was not elected. The monthly equivalents of the hypothetical annual net returns for the Standard Class, Bonus Class and P Class of -2.21%, 3.50%, 3.66%, 5.62% and 7.57% shown in the tables at pages II-163 through II-165, II-166 through II-168, and II-175 through II-177, respectively are -0.18%, 0.29%, 0.30%, 0.46% and 0.61%. The monthly equivalents of the hypothetical annual net returns for the C Class of -2.55%, 3.50%, 3.30%, 5.25% and 7.20% shown in the tables at pages II-169 through II-171 are -0.21%, 0.29%, 0.27%, 0.43% and 0.58%. The monthly equivalents of the hypothetical annual net returns for the L Class of -2.45%, 3.50%, 3.40%, 5.35% and 7.30% shown in the tables at pages II-172 through II-174 are -0.20%, 0.29%, 0.28%, 0.44% and 0.59%.

              HYPOTHETICAL ILLUSTRATIONS OF ANNUITY PAYOUTS

  The following tables have been prepared to show how variable annuity income payments under each Class of the Contract change with investment performance over an extended period of time. The tables illustrate on a Class-specific basis how monthly annuity income payments would vary over time if the return on assets in the selected portfolios were a uniform gross annual rate of: (1) 0%, 5.84%, 6%, 8% or 10% for the Standard, Bonus and P Class; (2) 0%, 6.10%,
6%, 8% or 10% for the L Class; and (3) 0%, 6.21%, 6%, 8% or 10% for the C
Class. The values would be different from those shown if the returns averaged:
(1) 0%, 5.84%, 6%, 8% or 10% for the Standard, Bonus and P Class; (2) 0%, 6.10%, 6%, 8% or 10% for the L Class; and (3) 0%, 6.21%, 6%, 8% or 10% for the
C Class,but fluctuated over and under those averages throughout the years.

  The Class-specific tables reflect the average daily charge to the sub-accounts for the applicable Asset-Based Insurance Charge, which would be:
1.27% for the Standard, Bonus and P Classes; 1.62% for the C Class; and 1.52% for the L Class. The amounts shown in the tables also take into account the portfolios' management fees and operating expenses which are assumed to be at an annual rate of .96% of the average daily net assets of the Eligible Funds. Actual fees and expenses of the portfolios associated with your Contract may be more or less than .96%, will vary from year to year, and will depend on how you allocate your Contract Value. See the section in your current prospectus entitled "Expense Table" for more complete details. The monthly annuity income payments illustrated are on a pre-tax basis. The federal income tax treatment of annuity income considerations is generally described in the section of your current prospectus entitled "Federal Income Tax Status."

  The tables show both the gross rate and the net rate. The difference between gross and net rates represents the applicable Asset-Based Insurance Charges noted above and the assumed .96% for investment management and operating expenses. Since these charges are deducted daily from assets, the difference between the gross and net rate is not exactly: 2.23% for the Standard, Bonus and L Classes; 2.48% for the C Class; and 2.58% for the C Class.

  Three tables follow for each Class. The first table assumes that 100% of the Contract Value is allocated to a variable annuity income option. The second assumes that 50% of the Contract Value is placed under a fixed annuity income option, using the fixed crediting rate the Company offered on the fixed annuity income option at the date of the illustration with annuitization occurring within the first two years. The third assumes that 50% of the Contract Value is placed under a fixed annuity income option, using the fixed crediting rate the Company offered on the fixed annuity income option at the date of the illustration, with annuitization occurring after the second year. The illustrations assume that the final value of the accumulation account is $100,000 and is applied at age 65 to purchase a life annuity for a guaranteed period of 10 years certain and life thereafter.

  When part of the Contract Value has been allocated to the fixed annuity income option, the guaranteed minimum annuity income payment resulting from this allocation is also shown. The illustrated variable annuity income payments are determined through the use of standard mortality tables and an assumed interest rate of 3.5% per year. Thus, actual performance greater than 3.5% per year will result in increasing annuity income payments and actual performance less than 3.5% per year will result in decreasing annuity income payments. The Company offers alternative Assumed Interest Rates from which you may select. Fixed annuity income payments remain constant. Initial monthly annuity income payments under a fixed annuity income payout are generally higher than initial payments under a variable income payout option.

  These tables show the monthly income payments for several hypothetical constant assumed interest rates. Of course, actual investment performance will not be constant and may be volatile. Actual monthly income amounts would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages for individual contract years. Upon request, and when you are considering an annuity income option, the Company will furnish a comparable illustration based on your individual circumstances.

STANDARD CLASS

                         ANNUITY PAY-OUT ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $649.12

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $663.41

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

VARIABLE MONTHLY ANNUITY INCOME PAYMENT ON THE DATE OF THE
ILLUSTRATION: $581.00

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

                            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                  WITH AN ASSUMED RATE OF RETURN OF:
                            ----------------------------------------------
                      GROSS    0%     5.84%      6%       8%       10%
PAYMENT  CALENDAR     ----- ----------------- -------- -------- ----------
 YEAR      YEAR   AGE NET**  -2.21%   3.50%    3.66%    5.62%     7.57%
-------  -------- --- ----- ----------------- -------- -------- ----------
    1      2001    65       $ 581.00 $ 581.00 $ 581.00 $ 581.00 $   581.00
    2      2002    66         548.96   581.00   581.90   592.88     603.86
    3      2003    67         518.69   581.00   582.81   605.01     627.62
    4      2004    68         490.09   581.00   583.71   617.38     652.32
    5      2005    69         463.07   581.00   584.62   630.01     677.99
   10      2010    74         348.72   581.00   589.17   697.12     822.31
   15      2015    79         262.61   581.00   593.76   771.38     997.34
   20      2020    84         197.76   581.00   598.39   853.56   1,209.63

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rates of Return.

STANDARD CLASS

    ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING WITHIN TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $649.12

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $324.56. THE MONTHLY GUARANTEED PAYMENT OF $324.56 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -------------------------------------------------
                      GROSS    0%        6%        6%        8%        10%
PAYMENT  CALENDAR     ----- --------- --------- --------- --------- ---------
 YEAR      YEAR   AGE NET**  -2.21%     3.50%     3.66%     5.62%     7.57%
-------  -------- --- ----- --------- --------- --------- --------- ---------
    1      2001    65       $  615.06 $  615.06 $  615.06 $  615.06 $  615.06
    2      2002    66          599.04    615.06    615.51    621.00    626.49
    3      2003    67          583.91    615.06    615.97    627.07    638.37
    4      2004    68          569.61    615.06    616.42    633.25    650.72
    5      2005    69          556.09    615.06    616.87    639.57    663.56
   10      2010    74          498.92    615.06    619.15    673.12    735.71
   15      2015    79          455.87    615.06    621.44    710.25    823.23
   20      2020    84          423.44    615.06    623.76    751.34    929.38

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rate of Return.

STANDARD CLASS

     ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING AFTER TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $663.41

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $331.70. THE MONTHLY GUARANTEED PAYMENT OF $331.70 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -------------------------------------------------
                      GROSS    0%       5.84%      6%        8%        10%
PAYMENT  CALENDAR     ----- --------- --------- --------- --------- ---------
 YEAR      YEAR   AGE NET**  -2.21%     3.50%     3.66%     5.62%     7.57%
-------  -------- --- ----- --------- --------- --------- --------- ---------
    1      2001    65       $  622.20 $  622.20 $  622.20 $  622.20 $  622.20
    2      2002    66          606.18    622.20    622.65    628.14    633.63
    3      2003    67          591.05    622.20    623.11    634.21    645.52
    4      2004    68          576.75    622.20    623.56    640.39    657.86
    5      2005    69          563.24    622.20    624.01    646.71    670.70
   10      2010    74          506.06    622.20    626.29    680.26    742.86
   15      2015    79          463.01    622.20    628.58    717.40    830.37
   20      2020    84          430.58    622.20    630.90    758.48    936.52

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rate of Return.

BONUS CLASS

                         ANNUITY PAY-OUT ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $624.16

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $637.89

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

VARIABLE MONTHLY ANNUITY INCOME PAYMENT ON THE DATE OF THE
ILLUSTRATION: $581.00

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

                            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                  WITH AN ASSUMED RATE OF RETURN OF:
                            ----------------------------------------------
                      GROSS    0%     5.84%      6%       8%       10%
PAYMENT  CALENDAR     ----- ----------------- -------- -------- ----------
 YEAR      YEAR   AGE NET**  -2.21%   3.50%    3.66%    5.62%     7.57%
-------  -------- --- ----- ----------------- -------- -------- ----------
    1      2001    65       $ 581.00 $ 581.00 $ 581.00 $ 581.00 $   581.00
    2      2002    66         548.96   581.00   581.90   592.88     603.86
    3      2003    67         518.69   581.00   582.81   605.01     627.62
    4      2004    68         490.09   581.00   583.71   617.38     652.32
    5      2005    69         463.07   581.00   584.62   630.01     677.99
   10      2010    74         348.72   581.00   589.17   697.12     822.31
   15      2015    79         262.61   581.00   593.76   771.38     997.34
   20      2020    84         197.76   581.00   598.39   853.56   1,209.63

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rates of Return.

BONUS CLASS

    ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING WITHIN TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $624.16

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $312.08. THE MONTHLY GUARANTEED PAYMENT OF $312.08 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -------------------------------------------------
                      GROSS    0%        6%        6%        8%        10%
PAYMENT  CALENDAR     ----- --------- --------- --------- --------- ---------
 YEAR      YEAR   AGE NET**  -2.21%     3.50%     3.66%     5.62%     7.57%
-------  -------- --- ----- --------- --------- --------- --------- ---------
    1      2001    65       $  602.58 $  602.58 $  602.58 $  602.58 $  602.58
    2      2002    66          586.56    602.58    603.03    608.52    614.01
    3      2003    67          571.42    602.58    603.48    614.58    625.89
    4      2004    68          557.12    602.58    603.93    620.77    638.24
    5      2005    69          543.61    602.58    604.39    627.08    651.07
   10      2010    74          486.44    602.58    606.67    660.64    723.23
   15      2015    79          443.38    602.58    608.96    697.77    810.75
   20      2020    84          410.96    602.58    611.27    738.86    916.89

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rate of Return.

BONUS CLASS

     ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING AFTER TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $637.89

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $318.95. THE MONTHLY GUARANTEED PAYMENT OF $318.95 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -------------------------------------------------
                      GROSS    0%       5.84%      6%        8%        10%
PAYMENT  CALENDAR     ----- --------- --------- --------- --------- ---------
 YEAR      YEAR   AGE NET**  -2.21%     3.50%     3.66%     5.62%     7.57%
-------  -------- --- ----- --------- --------- --------- --------- ---------
    1      2001    65       $  609.45 $  609.45 $  609.45 $  609.45 $  609.45
    2      2002    66         $593.43    609.45   $609.90   $615.39   $620.88
    3      2003    67         $578.29    609.45   $610.35   $621.45   $632.76
    4      2004    68         $563.99    609.45   $610.80   $627.64   $645.11
    5      2005    69         $550.48    609.45   $611.25   $633.95   $657.94
   10      2010    74         $493.30    609.45   $613.53   $667.51   $730.10
   15      2015    79         $450.25    609.45   $615.83   $704.64   $817.61
   20      2020    84         $417.83    609.45   $618.14   $745.72   $923.76

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rate of Return.

C CLASS

                         ANNUITY PAY-OUT ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $649.12

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $663.41

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

VARIABLE MONTHLY ANNUITY INCOME PAYMENT ON THE DATE OF THE
ILLUSTRATION: $581.00

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

                            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                  WITH AN ASSUMED RATE OF RETURN OF:
                            ----------------------------------------------
                      GROSS    0%     6.21%      6%       8%       10%
PAYMENT  CALENDAR     ----- ----------------- -------- -------- ----------
 YEAR      YEAR   AGE NET**  -2.55%   3.50%    3.30%    5.25%     7.20%
-------  -------- --- ----- ----------------- -------- -------- ----------
    1      2001    65       $ 581.00 $ 581.00 $ 581.00 $ 581.00 $   581.00
    2      2002    66         547.04   581.00   579.87   590.81     601.75
    3      2003    67         515.07   581.00   578.74   600.79     623.25
    4      2004    68         484.97   581.00   577.62   610.93     645.51
    5      2005    69         456.63   581.00   576.49   621.25     668.57
   10      2010    74         337.91   581.00   570.91   675.51     796.81
   15      2015    79         250.05   581.00   565.37   734.50     949.66
   20      2020    84         185.04   581.00   559.89   798.65   1,131.82

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return reflect the deduction of average fund expenses and the 1.62% Asset-Based Insurance Charge from the Gross Rates of Return.

C CLASS

    ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING WITHIN TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $649.12

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $324.56. THE MONTHLY GUARANTEED PAYMENT OF $324.56 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -------------------------------------------------
                      GROSS    0%        6%        6%        8%        10%
PAYMENT  CALENDAR     ----- --------- --------- --------- --------- ---------
 YEAR      YEAR   AGE NET**  -2.55%     3.50%     3.30%     5.25%     7.20%
-------  -------- --- ----- --------- --------- --------- --------- ---------
    1      2001    65       $  615.06 $  615.06 $  615.06 $  615.06 $  615.06
    2      2002    66          598.08    615.06    614.50    619.97    625.44
    3      2003    67          582.10    615.06    613.93    624.96    636.19
    4      2004    68          567.05    615.06    613.37    630.03    647.32
    5      2005    69          552.88    615.06    612.81    635.19    658.85
   10      2010    74          493.51    615.06    610.01    662.32    722.97
   15      2015    79          449.59    615.06    607.25    691.81    799.39
   20      2020    84          417.08    615.06    604.51    723.89    890.47

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.62% Asset-Based Insurance Charge from the Gross Rate of Return.

C CLASS

  ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING AFTER TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $663.41

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $331.70. THE MONTHLY GUARANTEED PAYMENT OF $331.70 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                                     AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR
                                                      SHOWN
                                       WITH AN ASSUMED RATE OF RETURN OF:
                                   -----------------------------------------------
                           GROSS     0%       6.21%      6%        8%        10%
PAYMENT   CALENDAR         -----   -------   -------   -------   -------   -------
 YEAR       YEAR     AGE   NET**   -2.55%     3.50%     3.30%     5.25%     7.20%
-------   --------   ---   -----   -------   -------   -------   -------   -------
    1       2001      65           $622.20   $622.20   $622.20   $622.20   $622.20
    2       2002      66           $605.23    622.20   $621.64   $627.11   $632.58
    3       2003      67           $589.24    622.20   $621.07   $632.10   $643.33
    4       2004      68           $574.19    622.20   $620.51   $637.17   $654.46
    5       2005      69           $560.02    622.20   $619.95   $642.33   $665.99
   10       2010      74           $500.66    622.20   $617.16   $669.46   $730.11
   15       2015      79           $456.73    622.20   $614.39   $698.95   $806.53
   20       2020      84           $424.22    622.20   $611.65   $731.03   $897.61

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.62% Asset-Based Insurance Charge from the Gross Rate of Return.

L CLASS

                         ANNUITY PAY-OUT ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $649.12

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $663.41

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

VARIABLE MONTHLY ANNUITY INCOME PAYMENT ON THE DATE OF THE
ILLUSTRATION: $581.00

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

                            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                  WITH AN ASSUMED RATE OF RETURN OF:
                            ----------------------------------------------
                      GROSS    0%     6.10%      6%       8%       10%
PAYMENT  CALENDAR     ----- ----------------- -------- -------- ----------
 YEAR      YEAR   AGE NET**  -2.45%   3.50%    3.40%    5.35%     7.30%
-------  -------- --- ----- ----------------- -------- -------- ----------
    1      2001    65       $ 581.00 $ 581.00 $ 581.00 $ 581.00 $   581.00
    2      2002    66         547.59   581.00   580.45   591.40     602.35
    3      2003    67         516.10   581.00   579.90   601.99     624.49
    4      2004    68         486.43   581.00   579.35   612.77     647.45
    5      2005    69         458.46   581.00   578.80   623.74     671.25
   10      2010    74         340.96   581.00   576.07   681.61     804.01
   15      2015    79         253.58   581.00   573.34   744.86     963.04
   20      2020    84         188.59   581.00   570.63   813.97   1,153.53

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return reflect the deduction of average fund expenses and the 1.52% Asset-Based Insurance Charge from the Gross Rates of Return.

L CLASS

    ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING WITHIN TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $649.12

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $324.56. THE MONTHLY GUARANTEED PAYMENT OF $324.56 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -------------------------------------------------
                      GROSS    0%       6.10%      6%        8%        10%
PAYMENT  CALENDAR     ----- --------- --------- --------- --------- ---------
 YEAR      YEAR   AGE NET**  -2.45%     3.50%     3.40%     5.35%     7.30%
-------  -------- --- ----- --------- --------- --------- --------- ---------
    1      2001    65       $  615.06 $  615.06 $  615.06 $  615.06 $  615.06
    2      2002    66          598.36    615.06    614.79    620.26    625.74
    3      2003    67          582.61    615.06    614.51    625.56    636.81
    4      2004    68          567.78    615.06    614.24    630.95    648.29
    5      2005    69          553.79    615.06    613.96    636.43    660.18
   10      2010    74          495.04    615.06    612.60    665.37    726.57
   15      2015    79          451.35    615.06    611.23    696.99    806.08
   20      2020    84          418.86    615.06    609.88    731.55    901.32

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.52% Asset-Based Insurance Charge from the Gross Rate of Return.

L CLASS

  ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING AFTER TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $663.41

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $331.70. THE MONTHLY GUARANTEED PAYMENT OF $331.70 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                                     AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR
                                                      SHOWN
                                       WITH AN ASSUMED RATE OF RETURN OF:
                                   -----------------------------------------------
                           GROSS     0%       6.10%      6%        8%        10%
PAYMENT   CALENDAR         -----   -------   -------   -------   -------   -------
 YEAR       YEAR     AGE   NET**   -2.45%     3.50%     3.40%     5.35%     7.30%
-------   --------   ---   -----   -------   -------   -------   -------   -------
    1       2001      65           $622.20   $622.20   $622.20   $622.20   $622.20
    2       2002      66            605.50    622.20    621.93    627.40    632.88
    3       2003      67            589.76    622.20    621.65    632.70    643.95
    4       2004      68            574.92    622.20    621.38    638.09    655.43
    5       2005      69            560.93    622.20    621.10    643.57    667.33
   10       2010      74            502.18    622.20    619.74    672.51    733.71
   15       2015      79            458.49    622.20    618.37    704.13    813.22
   20       2020      84            426.00    622.20    617.02    738.69    908.47

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.52% Asset-Based Insurance Charge from the Gross Rate of Return.

P CLASS

                         ANNUITY PAY-OUT ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $649.12

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $663.41

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

VARIABLE MONTHLY ANNUITY INCOME PAYMENT ON THE DATE OF THE
ILLUSTRATION: $581.00

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

                            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                  WITH AN ASSUMED RATE OF RETURN OF:
                            ----------------------------------------------
                      GROSS    0%     5.84%      6%       8%       10%
PAYMENT  CALENDAR     ----- ----------------- -------- -------- ----------
 YEAR      YEAR   AGE NET**  -2.21%   3.50%    3.66%    5.62%     7.57%
-------  -------- --- ----- ----------------- -------- -------- ----------
    1      2001    65       $ 581.00 $ 581.00 $ 581.00 $ 581.00 $   581.00
    2      2002    66         548.96   581.00   581.90   592.88     603.86
    3      2003    67         518.69   581.00   582.81   605.01     627.62
    4      2004    68         490.09   581.00   583.71   617.38     652.32
    5      2005    69         463.07   581.00   584.62   630.01     677.99
   10      2010    74         348.72   581.00   589.17   697.12     822.31
   15      2015    79         262.61   581.00   593.76   771.38     997.34
   20      2020    84         197.76   581.00   598.39   853.56   1,209.63

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rates of Return.

P CLASS

    ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING WITHIN TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $649.12

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $324.56. THE MONTHLY GUARANTEED PAYMENT OF $324.56 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -------------------------------------------------
                      GROSS    0%        6%        6%        8%        10%
PAYMENT  CALENDAR     ----- --------- --------- --------- --------- ---------
 YEAR      YEAR   AGE NET**  -2.21%     3.50%     3.66%     5.62%     7.57%
-------  -------- --- ----- --------- --------- --------- --------- ---------
    1      2001    65       $  615.06 $  615.06 $  615.06 $  615.06 $  615.06
    2      2002    66          599.04    615.06    615.51    621.00    626.49
    3      2003    67          583.91    615.06    615.97    627.07    638.37
    4      2004    68          569.61    615.06    616.42    633.25    650.72
    5      2005    69          556.09    615.06    616.87    639.57    663.56
   10      2010    74          498.92    615.06    619.15    673.12    735.71
   15      2015    79          455.87    615.06    621.44    710.25    823.23
   20      2020    84          423.44    615.06    623.76    751.34    929.38

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rate of Return.

P CLASS

     ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING AFTER TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $663.41

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER BE LESS THAN: $331.70. THE MONTHLY GUARANTEED PAYMENT OF $331.70 IS BEING PROVIDED BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -------------------------------------------------
                      GROSS    0%       5.84%      6%        8%        10%
PAYMENT  CALENDAR     ----- --------- --------- --------- --------- ---------
 YEAR      YEAR   AGE NET**  -2.21%     3.50%     3.66%     5.62%     7.57%
-------  -------- --- ----- --------- --------- --------- --------- ---------
    1      2001    65       $  622.20 $  622.20 $  622.20 $  622.20 $  622.20
    2      2002    66          606.18    622.20    622.65    628.14    633.63
    3      2003    67          591.05    622.20    623.11    634.21    645.52
    4      2004    68          576.75    622.20    623.56    640.39    657.86
    5      2005    69          563.24    622.20    624.01    646.71    670.70
   10      2010    74          506.06    622.20    626.29    680.26    742.86
   15      2015    79          463.01    622.20    628.58    717.40    830.37
   20      2020    84          430.58    622.20    630.90    758.48    936.52

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund expenses and the 1.27% Asset-Based Insurance Charge from the Gross Rate of Return.

               HISTORICAL ILLUSTRATIONS OF ANNUITY PAYOUTS

  The following tables have been prepared to show how variable annuity payments under each Class of the Contract change with investment performance over an extended period of time. In comparison with hypothetical illustrations based on a uniform annual rate of return, the table uses historical annual returns to illustrate that monthly annuity payments vary over time based on fluctuations in annual returns.

  The Class-specific tables reflect the daily charge to the subaccounts for the applicable Asset Based Insurance Charge, which would be: 1.25% for the Standard, Bonus and P Classes; 1.60% for the C Class; and 1.50% for the L Class. These amounts increase by .25% for subaccounts investing in the American Funds Insurance Series. The amounts shown in the tables also take into account the actual portfolios' management fees and operating expenses. Actual fees and expenses of the portfolios associated with your Contract may be more or less than the historical fees, will vary from year to year, and will depend on how you allocate your Contract Value. See the section in your current prospectus entitled "Fee Table" for more complete details. The monthly annuity payments illustrated are on a pre-tax basis. The Federal income tax treatment of annuity payment considerations is generally described in the section of your current prospectus entitled "Federal Income Tax Status."

  The following tables assume that 100% of the Contract Value is allocated to a variable annuity payment option, that the final value of the accumulation account is $100,000 and is applied at age 65 to purchase a life annuity for a guaranteed period of 10 years certain and life thereafter. The table assumes that the Annuitant was age 65 in 1983, the year of inception for the Money Market and Bond Income portfolios, and that the Annuitant's age has increased by the time the other portfolios became available. The historical variable annuity payments are based on an assumed interest rate of 3.5% per year. Thus, actual performance greater than 3.5% per year resulted in an increased annuity payment and actual performance less than 3.5% per year resulted in a decreased annuity payment. We offer alternative Assumed Interest Rates (AIR) from which you may select: 0% and 5%. An AIR of 0% will result in a lower initial payment than a 3.5% or 5% AIR. Similarly, an AIR of 5% will result in a higher initial payment than a 0% or 3.5% AIR. The illustrations are based on the current annuity purchase rates used by the Company. The rates may differ at the time you annuitize.

  For each Class, the table illustrates the amount of the first monthly payment for each year shown. During each year, the monthly payments would vary to reflect fluctuations in the actual rate of return on the portfolios. Upon request, and when you are considering an annuity payment option, we will furnish a comparable illustration based on your individual circumstances.

STANDARD CLASS

                    ANNUITY PAY-OUT HISTORICAL ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $649.12; FOR AGE 72: $731.07; FOR AGE 73: $744.87; FOR AGE 75: $773.76; FOR AGE 76:
$788.71; FOR AGE 79: $834.56; FOR AGE 80: $849.79; AND FOR AGE 81: $864.73.

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $663.41; FOR AGE 72:
$747.15; FOR AGE 73: $761.26; FOR AGE 75: $790.78 ; FOR AGE 76: $806.06; FOR
AGE 79: $852.92; FOR AGE 80: $868.48; AND FOR AGE 81: $883.76.

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT:
3.50%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN WITH
                    100% OF THE CONTRACT VALUE INVESTED IN:

                                                   STANDARD CLASS
                      ------------------------------------------------------------------------
                                           SALOMON
                      BACK BAY BACK BAY   STRATEGIC    SALOMON               ALGER     DAVIS
PAYMENT  CALENDAR      MONEY     BOND       BOND         U.S.               EQUITY    VENTURE
 YEAR      YEAR   AGE  MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED   GROWTH     VALUE
-------  -------- --- -------- -------- ------------- ---------- --------- --------- ---------
    1      1983    65 $581.00  $ 581.00
    2      1984    66  588.92    593.52
    3      1985    67  620.58    636.02
    4      1986    68  639.47    718.97
    5      1987    69  650.06    785.81
    6      1988    70  659.11    764.88
    7      1989    71  674.45    788.86
    8      1990    72  701.38    843.20
    9      1991    73  722.21    867.33
   10      1992    74  730.12    973.86
   11      1993    75  721.22  1,002.56
   12      1994    76  706.86  1,074.54    $765.00     $765.00   $  765.00 $  765.00 $  765.00
   13      1995    77  699.53    988.47     748.32      763.48      758.17    737.37    732.35
   14      1996    78  703.79  1,140.29     851.27      836.77      901.56  1,044.77    972.11
   15      1997    79  704.08  1,135.08     927.35      823.51    1,004.20  1,126.53  1,164.78
   16      1998    80  705.92  1,198.01     981.41      851.02    1,111.58  1,348.22  1,481.91
   17      1999    81  707.27  1,243.43     954.04      872.34    1,155.47  1,897.82  1,615.01
   18      2000    82  706.61  1,177.96     921.95      833.09    1,044.93  2,425.22  1,808.64
   19      2001    83  714.37  1,212.40     941.49      876.42      976.47  1,994.43  1,886.29

                                                    STANDARD CLASS
                 -------------------------------------------------------------------------------------
                  HARRIS                                                                      LEHMAN
                  OAKMARK   LOOMIS                      WESTPEAK   PUTNAM  PUTNAM            BROTHERS
PAY-  CALEN-        MID     SAYLES      MFS      MFS     GROWTH   INTERNA-  LARGE            AGGREGATE
MENT   DAR          CAP      SMALL   INVESTORS RESEARCH    AND     TIONAL    CAP   JANUS MID   BOND
YEAR   YEAR  AGE   VALUE      CAP      TRUST   MANAGERS  INCOME    STOCK   GROWTH     CAP      INDEX
----  ------ --- --------- --------- --------- -------- --------- -------- ------- --------- ---------
  1    1983   65
  2    1984   66
  3    1985   67
  4    1986   68
  5    1987   69
  6    1988   70
  7    1989   71
  8    1990   72
  9    1991   73                                                  $710.10
 10    1992   74                                                   676.58
 11    1993   75  $ 747.00                               $ 747.00  578.85
 12    1994   76    829.68 $  765.00                       826.08  809.75
 13    1995   77    788.39    733.47                       777.59  815.86
 14    1996   78    979.13    900.42                     1,011.04  783.87
 15    1997   79  1,096.90  1,120.90                     1,137.35  733.30           $ 819.00
 16    1998   80  1,226.18  1,333.34                     1,446.33  682.10           1,007.98 $ 836.00
 17    1999   81  1,104.46  1,248.85 $ 857.00  $857.00   1,714.95  796.46           1,316.08   841.53
 18    2000   82  1,055,91  1,567.64   853.28   994.04   1,786.74  884.13  $868.00  2,792.67   789.99
 19    2001   83  1,211.52  1,571.86   811.36   912.34   1,614.54  756.79   613.21  1,827.47   837.89

                                                         STANDARD CLASS
                 -----------------------------------------------------------------------------------------------
                                                 STATE    NEUBERGER
                            MORGAN               STREET    BERMAN     LORD              AMERICAN  AMERICAN FUNDS
PAY-  CALEN-      METLIFE   STANLEY   RUSSELL   RESEARCH  PARTNERS   ABBETT   AMERICAN    FUNDS       GLOBAL
MENT   DAR         STOCK     EAFE      2000    INVESTMENT  MID CAP    BOND      FUNDS    GROWTH-      SMALL
YEAR   YEAR  AGE   INDEX     INDEX     INDEX     TRUST      VALUE   DEBENTURE  GROWTH    INCOME   CAPITALIZATION
----  ------ --- --------- --------- --------- ---------- --------- --------- --------- --------- --------------
  1    1983   65                               $  581.00
  2    1984   66                                  552.50                      $  596.00 $  596.00
  3    1985   67                                  530.32                         580.81    621.20
  4    1986   68                                  678.84                         662.05    809.52
  5    1987   69                                  716.06                         819.46    938.66
  6    1988   70                                  726.76                         840.60    896.09
  7    1989   71                                  764.41                         914.20    972.39
  8    1990   72 $  693.00                        990.34                       1,138.12  1,157.10
  9    1991   73    683.18                        867.45                       1,032.60  1,069.59
 10    1992   74    844.03                      1,096.66                       1,306.21  1,259.22
 11    1993   75    862.77                      1,164.35                       1,373.36  1,289.63
 12    1994   76    899.91                      1,267.87                       1,516.27  1,374.38
 13    1995   77    866.53                      1,167.73                       1,446.57  1,331.56
 14    1996   78  1,129.06                      1,479.59             $801.00   1,829.93  1,681.01
 15    1997   79  1,317.88                      1,720.08              875.53   1,968.91  1,894.20
 16    1998   80  1,657.42 $  836.00 $  836.00  2,102.00  $  836.00   963.72   2,432.39  2,263.31   $  836.00
 17    1999   81  2,022.75    897.45    875.57  2,564.46     891.89   974.58   3,131.07  2,543.94      828.61
 18    2000   82  2,325.86  1,067.19  1,023.10  2,891.55     998.68   959.43   4,687.09  2,692.48    1,509.31
 19    2001   83  2,006.71    868.44    936.67  2,581.79   1,218.65   920.48   4,660.42  2,766.34    1,199.07

INVESTMENT PERFORMANCE RESULTS CONTAINED IN THIS REPORT REPRESENT PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RETURNS. THE PERFORMANCE RESULTS OF A CONTRACT MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED, SINCE IT IS HIGHLY LIKELY THAT PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HISTORICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE PAYMENTS IN THIS ILLUSTRATION ARE NET OF ALL CHARGES: ASSET-BASED INSURANCE CHARGE (1.25%), and MANAGEMENT FEES AND OTHER EXPENSES (These may vary from year to year.) The following expenses are for the year ended December 31, 2000, after giving effect to expense caps or deferrals: .66% Back Bay Advisors Money Market; .72% Back Bay Advisors Bond Income; .93% Salomon Brothers Strategic Bond Opportunities; .85% Salomon Brothers U.S. Government;
 .95% Balanced; .94% Alger Equity Growth; .94% Davis Venture Value; 1.05% Harris Oakmark Mid Cap Value; 1.11% Loomis Sayles Small Cap; 1.05% MFS Investors Trust; 1.05% MFS Research Managers; .88% Westpeak Growth and Income;
 .62% Lehman Brothers Aggregate Bond Index; .95% Janus Mid Cap; .53% MetLife Stock Index; 1.14% Neuberger Berman Partners Mid Cap Value; 1.15% Putnam Large Cap Growth; .95% Morgan Stanley EAFE Index; 1.29% Putnam International Stock;
 .80% Russell 2000 Index; .75% State Street Research Investment Trust; .95% Lord Abbett Bond Debenture; .63% American Funds Growth; .60% American Funds Growth-Income; 1.11% American Funds Global Small Capitalization.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

BONUS CLASS

                 ANNUITY PAY-OUT HISTORICAL ILLUSTRATION

                          (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $624.16; FOR AGE 72: $702.95; FOR AGE 73: $716.22; FOR AGE 75: $744.00; FOR AGE 76:
$758.37; FOR AGE 79: $802.46; FOR AGE 80: $817.10; AND FOR AGE 81: $831.48.

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $637.89; FOR AGE 72:
$718.42; FOR AGE 73: $731.98; FOR AGE 75: $760.37; FOR AGE 76: $775.06; FOR
AGE 79: $820.11; FOR AGE 80: $835.08; AND FOR AGE 81: $849.77.

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT:
3.50%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN WITH

                 100% OF THE CONTRACT VALUE INVESTED IN:

                                                    BONUS CLASS
                      ------------------------------------------------------------------------
                                           SALOMON
                      BACK BAY BACK BAY   STRATEGIC    SALOMON               ALGER     DAVIS
PAYMENT  CALENDAR      MONEY     BOND       BOND         U.S.               EQUITY    VENTURE
 YEAR      YEAR   AGE  MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED   GROWTH     VALUE
-------  -------- --- -------- -------- ------------- ---------- --------- --------- ---------
    1      1983    65 $558.65  $ 558.65
    2      1984    66  566.27    570.70
    3      1985    67  596.71    611.56
    4      1986    68  614.88    691.32
    5      1987    69  625.06    755.59
    6      1988    70  633.76    735.47
    7      1989    71  648.51    758.53
    8      1990    72  674.41    810.77
    9      1991    73  694.44    833.98
   10      1992    74  702.04    936.41
   11      1993    75  693.49    964.00
   12      1994    76  679.68  1,033.22    $735.58     $735.58   $  735.58 $  735.58 $  735.58
   13      1995    77  672.63    950.46     719.55      734.12      729.01    709.02    704.19
   14      1996    78  676.73  1,096.44     818.53      804.59      866.89  1,004.59    934.72
   15      1997    79  677.01  1,091.43     891.69      791.84      965.58  1,083.21  1,119.99
   16      1998    80  678.78  1,151.94     943.67      818.30    1,068.83  1,296.37  1,424.92
   17      1999    81  680.07  1,195.61     917.35      838.79    1,111.04  1,824.84  1,552.90
   18      2000    82  679.44  1,132.66     886.50      801.05    1,004.75  2,331.94  1,739.09
   19      2001    83  686.90  1,165.77     905.29      842.71      938.92  1,917.73  1,813.74

                                                      BONUS CLASS
                 -------------------------------------------------------------------------------------
                  HARRIS                                                                      LEHMAN
                  OAKMARK   LOOMIS                      WESTPEAK   PUTNAM  PUTNAM            BROTHERS
PAY-  CALEN-        MID     SAYLES      MFS      MFS     GROWTH   INTERNA-  LARGE            AGGREGATE
MENT   DAR          CAP      SMALL   INVESTORS RESEARCH    AND     TIONAL    CAP   JANUS MID   BOND
YEAR   YEAR  AGE   VALUE      CAP      TRUST   MANAGERS  INCOME    STOCK   GROWTH     CAP      INDEX
----  ------ --- --------- --------- --------- -------- --------- -------- ------- --------- ---------
  1    1983   65
  2    1984   66
  3    1985   67
  4    1986   68
  5    1987   69
  6    1988   70
  7    1989   71
  8    1990   72
  9    1991   73                                                  $682.69
 10    1992   74                                                   650.56
 11    1993   75 $  718.27                              $  718.27  556.59
 12    1994   76    797.77 $  735.58                       794.31  778.61
 13    1995   77    758.07    705.27                       747.69  784.49
 14    1996   78    941.47    865.80                       972.16  753.72
 15    1997   79  1,054.71  1,077.79                     1,093.61  705.10          $  787.50
 16    1998   80  1,179.02  1,282.07                     1,390.71  655.87             969.22  $803.85
 17    1999   81  1,061.99  1,200.82  $824.04  $824.04   1,648.99  765.83           1,265.47   809.16
 18    2000   82  1,015.30  1,507.35   820.47   955.81   1,718.02  850.14  $834.62  2,685.26   759.61
 19    2001   83  1,164.93  1,511.40   780.16   877.26   1,552.45  727.68   589.63  1,757.19   805.66

                                                            BONUS CLASS
                   ---------------------------------------------------------------------------------------------
                                                 STATE    NEUBERGER
                              MORGAN             STREET    BERMAN     LORD              AMERICAN
PAY-                METLIFE   STANLEY  RUSSELL  RESEARCH  PARTNERS   ABBETT   AMERICAN    FUNDS   AMERICAN FUNDS
MENT  CALENDAR       STOCK     EAFE     2000   INVESTMENT  MID CAP    BOND      FUNDS    GROWTH-   GLOBAL SMALL
YEAR    YEAR   AGE   INDEX     INDEX    INDEX    TRUST      VALUE   DEBENTURE  GROWTH    INCOME   CAPITALIZATION
----  -------- --- --------- --------- ------- ---------- --------- --------- --------- --------- --------------
  1     1983    65                             $  558.65
  2     1984    66                                531.25                      $  573.08 $  573.08
  3     1985    67                                509.93                         558.47    597.31
  4     1986    68                                652.74                         636.59    778.39
  5     1987    69                                688.53                         787.94    902.56
  6     1988    70                                698.81                         808.27    861.63
  7     1989    71                                735.01                         879.04    934.99
  8     1990    72 $  666.35                      952.25                       1,094.35  1,112.60
  9     1991    73    656.91                      834.09                         992.89  1,028.45
 10     1992    74    811.57                    1,054.49                       1,255.98  1,210.79
 11     1993    75    829.59                    1,119.57                       1,320.54  1,240.03
 12     1994    76    865.30                    1,219.11                       1,457.95  1,321.52
 13     1995    77    833.21                    1,122.82                       1,390.94  1,280.35
 14     1996    78  1,085.64                    1,422.69             $770.19   1,759.56  1,616.36
 15     1997    79  1,267.20                    1,653.93              841.86   1,893.18  1,821.35
 16     1998    80  1,593.68 $  803.85 $803.85  2,021.16  $  803.85   926.66   2,338.84  2,176.27   $  803.85
 17     1999    81  1,944.95    862.94  841.90  2,465.83     857.59   937.10   3,010.65  2,446.10      796.74
 18     2000    82  2,236.41  1,026.15  983.76  2,780.35     960.27   922.53   4,506.82  2,588.93    1,451.26
 19     2001    83  1,929.53    835.04  900.65  2,482.49   1,171.79   885.08   4,481.18  2,659.95    1,152.96

INVESTMENT PERFORMANCE RESULTS CONTAINED IN THIS REPORT REPRESENT PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RETURNS. THE PERFORMANCE RESULTS OF A CONTRACT MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED, SINCE IT IS HIGHLY LIKELY THAT PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HISTORICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE PAYMENTS IN THIS ILLUSTRATION ARE NET OF ALL CHARGES: ASSET-BASED INSURANCE CHARGE (1.25%), and MANAGEMENT FEES AND OTHER EXPENSES (These may vary from year to year.) The following expenses are for the year ended December 31, 2000, after giving effect to expense caps or deferrals: .66% Back Bay Advisors Money Market; .72% Back Bay Advisors Bond Income; .93% Salomon Brothers Strategic Bond Opportunities; .85% Salomon Brothers U.S. Government;
 .95% Balanced; .94% Alger Equity Growth; .94% Davis Venture Value; 1.05% Harris Oakmark Mid Cap Value; 1.11% Loomis Sayles Small Cap; 1.05% MFS Investors Trust; 1.05% MFS Research Managers; .88% Westpeak Growth and Income;
 .62% Lehman Brothers Aggregate Bond Index; .95% Janus Mid Cap; .53% MetLife Stock Index; 1.14% Neuberger Berman Partners Mid Cap Value; 1.15% Putnam Large Cap Growth; .95% Morgan Stanley EAFE Index; 1.29% Putnam International Stock;
 .80% Russell 2000 Index; .75% State Street Research Investment Trust; .95% Lord Abbett Bond Debenture; .63% American Funds Growth; .60% American Funds Growth-Income; 1.11% American Funds Global Small Capitalization.)
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

C CLASS

                 ANNUITY PAY-OUT HISTORICAL ILLUSTRATION

                          (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $649.12; FOR AGE 72: $731.07; FOR AGE 73: $744.87; FOR AGE 75: $773.76; FOR AGE 76:
$788.71; FOR AGE 79: $834.56; FOR AGE 80: $849.79; AND FOR AGE 81: $864.73.

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $663.41; FOR AGE 72:
$747.15; FOR AGE 73: $761.26; FOR AGE 75: $790.78; FOR AGE 76: $806.06; FOR
AGE 79: $852.92; FOR AGE 80: $868.48; AND FOR AGE 81: $883.76.

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT:
3.50%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN WITH

                 100% OF THE CONTRACT VALUE INVESTED IN:

                                                     C CLASS
                      ---------------------------------------------------------------------
                                           SALOMON
                      BACK BAY BACK BAY   STRATEGIC    SALOMON             ALGER    DAVIS
PAYMENT  CALENDAR      MONEY     BOND       BOND         U.S.              EQUITY  VENTURE
 YEAR      YEAR   AGE  MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED  GROWTH   VALUE
-------  -------- --- -------- -------- ------------- ---------- -------- -------- --------
    1      1983    65 $581.00  $ 581.00
    2      1984    66  588.24    592.85
    3      1985    67  617.69    633.06
    4      1986    68  634.27    713.12
    5      1987    69  642.52    776.70
    6      1988    70  649.20    753.38
    7      1989    71  661.98    774.28
    8      1990    72  686.01    824.73
    9      1991    73  703.92    845.36
   10      1992    74  709.13    945.87
   11      1993    75  698.04    970.33
   12      1994    76  681.75  1,036.37    $765.00     $765.00   $ 765.00 $ 765.00 $ 765.00
   13      1995    77  672.33    950.04     747.90      763.05     757.74   736.96   731.94
   14      1996    78  674.07  1,092.13     847.83      833.39     897.92 1,040.55   968.18
   15      1997    79  671.97  1,083.31     920.35      817.29     996.62 1,118.03 1,155.99
   16      1998    80  671.38  1,139.38     970.60      841.65   1,099.33 1,333.37 1,465.59
   17      1999    81  670.31  1,178.44     940.23      859.72   1,138.75 1,870.37 1,591.65
   18      2000    82  667.34  1,112.50     905.44      818.17   1,026.21 2,381.79 1,776.26
   19      2001    83  672.32  1,141.03     921.41      857.72     955.64 1,951.89 1,846.06

                                                      C CLASS
                 ----------------------------------------------------------------------------------
                  HARRIS                                                                   LEHMAN
                 OAKMARK   LOOMIS                     WESTPEAK  PUTNAM  PUTNAM            BROTHERS
PAY-  CALEN-       MID     SAYLES     MFS      MFS     GROWTH  INTERNA-  LARGE            AGGREGATE
MENT   DAR         CAP     SMALL   INVESTORS RESEARCH   AND     TIONAL    CAP   JANUS MID   BOND
YEAR   YEAR  AGE  VALUE     CAP      TRUST   MANAGERS  INCOME   STOCK   GROWTH     CAP      INDEX
----  ------ --- -------- -------- --------- -------- -------- -------- ------- --------- ---------
  1    1983   65
  2    1984   66
  3    1985   67
  4    1986   68
  5    1987   69
  6    1988   70
  7    1989   71
  8    1990   72
  9    1991   73                                               $710.00
 10    1992   74                                                675.00
 11    1993   75 $ 747.00                             $ 747.00  575.48
 12    1994   76   827.74 $ 765.00                      824.15  802.22
 13    1995   77   783.80   731.99                      773.07  805.46
 14    1996   78   970.04   895.47                    1,001.66  771.17
 15    1997   79 1,082.89 1,110.81                    1,122.84  718.88          $  819.00
 16    1998   80 1,206.29 1,316.73                    1,422.88  666.35           1,005.06  $836.00
 17    1999   81 1,082.75 1,228.97  $857.00  $857.00  1,681.26  775.36           1,307.69   841.11
 18    2000   82 1,031.54 1,537.30   851.28   991.71  1,745.52  857.71  $868.00  2,765.19   786.84
 19    2001   83 1,179.44 1,536.06   806.64   907.04  1,571.80  731.60   611.79  1,803.16   831.64

                                                              C CLASS
                   ---------------------------------------------------------------------------------------------
                                                   STATE    NEUBERGER
                              MORGAN               STREET    BERMAN     LORD             AMERICAN AMERICAN FUNDS
PAY-                METLIFE   STANLEY   RUSSELL   RESEARCH  PARTNERS   ABBETT   AMERICAN  FUNDS       GLOBAL
MENT  CALENDAR       STOCK     EAFE      2000    INVESTMENT  MID CAP    BOND     FUNDS   GROWTH-      SMALL
YEAR    YEAR   AGE   INDEX     INDEX     INDEX     TRUST      VALUE   DEBENTURE  GROWTH   INCOME  CAPITALIZATION
----  -------- --- --------- --------- --------- ---------- --------- --------- -------- -------- --------------
  1     1983    65                                $ 581.00
  2     1984    66                                  551.50                      $ 596.00 $ 596.00
  3     1985    67                                  527.50                        579.51   619.82
  4     1986    68                                  672.87                        658.92   805.70
  5     1987    69                                  707.29                        813.55   931.90
  6     1988    70                                  715.35                        832.45   887.41
  7     1989    71                                  749.78                        903.08   960.56
  8     1990    72 $  693.00                        967.98                      1,121.47 1,140.18
  9     1991    73    681.59                        844.90                      1,014.95 1,051.30
 10     1992    74    839.13                      1,064.44                      1,280.68 1,234.61
 11     1993    75    854.75                      1,126.17                      1,343.14 1,261.26
 12     1994    76    888.43                      1,222.03                      1,479.20 1,340.79
 13     1995    77    852.50                      1,121.58                      1,407.69 1,295.78
 14     1996    78  1,106.91                      1,416.17             $801.00  1,776.33 1,631.77
 15     1997    79  1,287.48                      1,640.55              873.49  1,906.41 1,834.09
 16     1998    80  1,613.54 $  836.00 $  836.00  1,997.81  $ 836.00    958.12  2,349.31 2,186.02    $ 836.00
 17     1999    81  1,962.31    897.01    875.14  2,428.84    891.45    965.53  3,016.58 2,450.94      827.22
 18     2000    82  2,248.49  1,062.94  1,019.03  2,729.08    994.70    947.20  4,504.45 2,587.57    1,503.03
 19     2001    83  1,933.20    861.97    929.69  2,428.22  1,209.57    905.58  4,467.67 2,651.94    1,191.11

INVESTMENT PERFORMANCE RESULTS CONTAINED IN THIS REPORT REPRESENT PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RETURNS. THE PERFORMANCE RESULTS OF A CONTRACT MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED, SINCE IT IS HIGHLY LIKELY THAT PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HISTORICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE PAYMENTS IN THIS ILLUSTRATION ARE NET OF ALL CHARGES: ASSET-BASED INSURANCE CHARGE (1.60%), and MANAGEMENT FEES AND OTHER EXPENSES (These may vary from year to year.) The following expenses are for the year ended December 31, 2000, after giving effect to expense caps or deferrals: .66% Back Bay Advisors Money Market; .72% Back Bay Advisors Bond Income; .93% Salomon Brothers Strategic Bond Opportunities; .85% Salomon Brothers U.S. Government;
 .95% Balanced; .94% Alger Equity Growth; .94% Davis Venture Value; 1.05% Harris Oakmark Mid Cap Value; 1.11% Loomis Sayles Small Cap; 1.05% MFS Investors Trust; 1.05% MFS Research Managers; .88% Westpeak Growth and Income;
 .62% Lehman Brothers Aggregate Bond Index; .95% Janus Mid Cap; .53% MetLife Stock Index; 1.14% Neuberger Berman Partners Mad Cap Value; 1.15% Putnam Large Cap Growth; .95% Morgan Stanley EAFE Index; 1.29% Putnam International Stock;
 .80% Russell 2000 Index; .75% State Street Research Investment Trust; .95% Lord Abbet Bond Debenture; .63% American Funds Growth; .60% American Funds Growth-Income; 1.11% American Funds Global Small Capitalization.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

L CLASS

                 ANNUITY PAY-OUT HISTORICAL ILLUSTRATION

                          (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $649.12; FOR AGE 72: $731.07; FOR AGE 73: $744.87; FOR AGE 75: $773.76; FOR AGE 76:
$788.71; FOR AGE 79: $834.56; FOR AGE 80: $849.79; AND FOR AGE 81: $864.73.

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $663.41; FOR AGE 72:
$747.15; FOR AGE 73: $761.26; FOR AGE 75: $790.78; FOR AGE 76: $806.06; FOR
AGE 79: $852.92; FOR AGE 80: $868.48; AND FOR AGE 81: $883.76.

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT:
3.50%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN WITH

                 100% OF THE CONTRACT VALUE INVESTED IN:

                                                       L CLASS
                      -------------------------------------------------------------------------
                                            SALOMON
                      BACK BAY BACK BAY    STRATEGIC    SALOMON               ALGER     DAVIS
PAYMENT  CALENDAR      MONEY     BOND        BOND         U.S.               EQUITY    VENTURE
 YEAR      YEAR   AGE  MARKET   INCOME   OPPORTUNITIES GOVERNMENT BALANCED   GROWTH     VALUE
-------  -------- --- -------- --------- ------------- ---------- --------- --------- ---------
    1      1983    65 $581.00  $  581.00
    2      1984    66  588.43     593.04
    3      1985    67  618.51     633.90
    4      1986    68  635.75     714.78
    5      1987    69  644.66     779.29
    6      1988    70  652.01     756.65
    7      1989    71  665.51     778.42
    8      1990    72  690.37     829.96
    9      1991    73  709.09     851.58
   10      1992    74  715.06     953.78
   11      1993    75  704.59     979.43
   12      1994    76  688.83   1,047.13   $ 765.00     $ 765.00  $  765.00 $  765.00 $  765.00
   13      1995    77  679.99     960.86     748.02       763.17     757.86    737.08    732.06
   14      1996    78  682.43   1,105.68     848.80       834.35     898.96  1,041.75    969.30
   15      1997    79  680.99   1,097.85     922.34       819.06     996.78  1,120.45  1,158.49
   16      1998    80  681.07   1,155.83     973.67       844.31   1,102.81  1,337.60  1,470.23
   17      1999    81  680.66   1,196.65     944.15       863.30   1,143.50  1,878.17  1,598.29
   18      2000    82  678.33   1,130.82     910.12       822.40   1,031.52  2,394.12  1,785.45
   19      2001    83  684.07   1,160.98     927.10       863.02     961.54  1,963.95  1,857.47

                                                        L CLASS
                 --------------------------------------------------------------------------------------
                  HARRIS    LOOMIS                      WESTPEAK   PUTNAM  PUTNAM              LEHMAN
PAY-  CALEN-      OAKMARK   SAYLES      MFS      MFS     GROWTH   INTERNA-  LARGE             BROTHERS
MENT   DAR          MID      SMALL   INVESTORS RESEARCH    AND     TIONAL    CAP   JANUS MID AGGREGATE
YEAR   YEAR  AGE CAP VALUE    CAP      TRUST   MANAGERS  INCOME    STOCK   GROWTH     CAP    BOND INDEX
----  ------ --- --------- --------- --------- -------- --------- -------- ------- --------- ----------
  1    1983   65
  2    1984   66
  3    1985   67
  4    1986   68
  5    1987   69
  6    1988   70
  7    1989   71
  8    1990   72
  9    1991   73                                                  $710,00
 10    1992   74                                                   675.45
 11    1993   75 $  747.00                              $  747.00  576.44
 12    1994   76    828.29 $  765.00                       824.70  804.36
 13    1995   77    785.10    732.41                       774.35  808.41
 14    1996   78    972.63    896.88                     1,004.33  774.78
 15    1997   79  1,086.87  1,113.68                     1,126.96  722.97          $  819.00
 16    1998   80  1,211.94  1,321.45                     1,429.54  670.81           1,005.89  $836.00
 17    1999   81  1,088.91  1,234.61  $857.00  $857.00   1,690.81  781.33           1,310.08   841.23
 18    2000   82  1,038.44  1,545.91   851.85   992.37   1,757.20  865.18  $868.00  2,773.01   787.74
 19    2001   83  1,188.51  1,546.20   807.98   908.54   1,583.90  738.71   612.19  1,810.07   833.42

                                                               L CLASS
                   -----------------------------------------------------------------------------------------------
                                                   STATE    NEUBERGER
                              MORGAN               STREET    BERMAN     LORD              AMERICAN  AMERICAN FUNDS
PAY-                METLIFE   STANLEY   RUSSELL   RESEARCH  PARTNERS   ABBETT   AMERICAN    FUNDS       GLOBAL
MENT  CALENDAR       STOCK     EAFE      2000    INVESTMENT  MID CAP    BOND      FUNDS    GROWTH-      SMALL
YEAR    YEAR   AGE   INDEX     INDEX     INDEX     TRUST      VALUE   DEBENTURE  GROWTH    INCOME   CAPITALIZATION
----  -------- --- --------- --------- --------- ---------- --------- --------- --------- --------- --------------
 1      1983    65                               $  581.00
 2      1984    66                                  551.78                      $  596.00 $  596.00
 3      1985    67                                  528.30                         580.29    620.65
 4      1986    68                                  674.57                         660.80    807.99
 5      1987    69                                  709.78                         817.09    935.95
 6      1988    70                                  718.59                         837.33    892.61
 7      1989    71                                  753.93                         909.73    967.64
 8      1990    72 $  693.00                        974.31                       1,131.43  1,150.30
 9      1991    73    682.04                        851.28                       1,025.50  1,062.23
 10     1992    74    840.52                      1,073.54                       1,295.93  1,249.31
 11     1993    75    857.03                      1,136.95                       1,361.19  1,278.20
 12     1994    76    891.69                      1,234.95                       1,501.33  1,360.84
 13     1995    77    856.48                      1,134.58                       1,430.89  1,317.13
 14     1996    78  1,113.19                      1,434.00             $801.00   1,808.29  1,661.14
 15     1997    79  1,296.09                      1,662.89              874.07   1,943.66  1,869.91
 16     1998    80  1,625.95 $  863.00 $  836.00  2,027.04  $  836.00   959.71   2,398.80  2,232.07   $  836.00
 17     1999    81  1,979.39    897.13    875.26  2,466.84     891.57   968.11   3,084.75  2,506.31      828.05
 18     2000    82  2,270.33  1,064.15  1,020.19  2,774.55     995.83   950.67   4,613.15  2,650.01    1,506.79
 19     2001    83  1,953.92    863.81    931.67  2,471.14   1,212.16   909.81   4,582.33  2,719.99    1,195.88

INVESTMENT PERFORMANCE RESULTS CONTAINED IN THIS REPORT REPRESENT PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RETURNS. THE PERFORMANCE RESULTS OF A CONTRACT MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED, SINCE IT IS HIGHLY LIKELY THAT PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HISTORICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE PAYMENTS IN THIS ILLUSTRATION ARE NET OF ALL CHARGES: ASSET-BASED INSURANCE CHARGE (1.50%) and MANAGEMENT FEES AND OTHER EXPENSES (These may vary from year to year.) The following expenses are for the year ended December 31, 2000, after giving effect to expense caps or deferrals: .66% Back Bay Advisors Money Market; .72% Back Bay Advisors Bond Income; .93% Salomo Brothers Strategic Bond Opportunities; .85% Salomon Brothers U.S. Government;
 .95% Balanced; .94% Alger Equity Growth; .94% Davis Venture Value; 1.05% Harris Oakmark Mid Cap Value; 1.11% Loomis Sayles Small Cap; 1.05% MFS Investors Trust; 1.05% MFS Research Managers; .88% Westpeak Growth and Income;
 .62% Lehman Brothers Aggregate Bond Index; .95% Janus Mid Cap; .53% MetLife Stock Index; 1.14% Neuberger Berman Partners Mid Cap Value; 1.15% Putnam Large Cap Growth; .95% Morgan Stanley EAFE Index; 1.29% Putnam International Stock;
 .80% Russell 2000 Index; .75% State Street Research Investment Trust; .95% Lord Abbett Bond Debenture; .63% American Funds Growth; .60% American Funds Growth-Income; 1.11% American Funds Global Small Capitalization.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

P CLASS

                 ANNUITY PAY-OUT HISTORICAL ILLUSTRATION

                          (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $649.12; FOR AGE 72: $731.07; FOR AGE 73: $744.87; FOR AGE 75: $773.76; FOR AGE 76:
$788.71; FOR AGE 79: $834.56; FOR AGE 80: $849.79; AND FOR AGE 81: $864.73.

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $663.41; FOR AGE 72:
$747.15; FOR AGE 73: $761.26; FOR AGE 75: $790.78; FOR AGE 76: $806.06; FOR
AGE 79: $852.92; FOR AGE 80: $868.48; AND FOR AGE 81: $883.76.

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT:
3.50%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN WITH

                 100% OF THE CONTRACT VALUE INVESTED IN:

                                                     P CLASS
                      ----------------------------------------------------------------------
                                            SALOMON                         ALGER
                      BACK BAY BACK BAY    STRATEGIC    SALOMON             EQUITY   DAVIS
PAYMENT  CALENDAR      MONEY     BOND        BOND         U.S.              GROWTH  VENTURE
 YEAR      YEAR   AGE  MARKET   INCOME   OPPORTUNITIES GOVERNMENT BALANCED CLASS E   VALUE
-------  -------- --- -------- --------- ------------- ---------- -------- -------- --------
    1      1983    65 $581.00  $  581.00
    2      1984    66  588.92     593.52
    3      1985    67  620.58     636.02
    4      1986    68  639.47     718.97
    5      1987    69  650.06     785.81
    6      1988    70  659.11     764.88
    7      1989    71  674.45     788.86
    8      1990    72  701.38     843.20
    9      1991    73  722.21     867.33
   10      1992    74  730.12     973.86
   11      1993    75  721.22   1,002.56
   12      1994    76  706.86   1,074.54    $765.00     $765.00   $ 765.00 $ 765.00 $ 765.00
   13      1995    77  699.53     988.47     748.32      763.48     758.17   737.37   732.35
   14      1996    78  703.79   1,140.29     851.27      836.77     901.56 1,044.77   972.11
   15      1997    79  704.08   1,135.08     927.35      823.51   1,004.20 1,126.53 1,164.78
   16      1998    80  705.92   1,198.01     981.41      851.02   1,111.58 1,348.22 1,481.91
   17      1999    81  707.27   1,243.43     954.04      872.34   1,155.47 1,897.82 1,615.01
   18      2000    82  706.61   1,177.96     921.95      833.09   1,044.93 2,425.22 1,808.64
   19      2001    83  714.37   1,212.40     941.49      876.42     976.47 1,994.43 1,886.29

                                                   P CLASS
                 ---------------------------------------------------------------------------
                  HARRIS                                                                      LEHMAN
                  OAKMARK   LOOMIS                      WESTPEAK   PUTNAM  PUTNAM            BROTHERS
PAY-  CALEN-        MID     SAYLES      MFS      MFS     GROWTH   INTERNA-  LARGE            AGGREGATE
MENT   DAR          CAP      SMALL   INVESTORS RESEARCH    AND     TIONAL    CAP   JANUS MID   BOND
YEAR   YEAR  AGE   VALUE      CAP      TRUST   MANAGERS  INCOME    STOCK   GROWTH     CAP      INDEX
----  ------ --- --------- --------- --------- -------- --------- -------- ------- --------- ---------
  1    1983   65      $                                      $
  2    1984   66
  3    1985   67
  4    1986   68
  5    1987   69
  6    1988   70
  7    1989   71
  8    1990   72
  9    1991   73                                                  $710.00
 10    1992   74                                                   676.58
 11    1993   75  $ 747.00                               $ 747.00  578.85
 12    1994   76    829.68  $ 765.00                       826.08  809.75
 13    1995   77    788.39    733.47                       777.59  815.86
 14    1996   78    979.13    900.42                     1,011.04  783.87
 15    1997   79  1,096.90  1,120.90                     1,137.35  733.30          $  819.00
 16    1998   80  1,226.18  1,333.34                     1,446.33  682.10           1,007.98  $836.00
 17    1999   81  1,104.46  1,248.85  $857.00  $857.00   1,714.95  796.46           1,316.08   841.53
 18    2000   82  1,055.91  1,567.64   853.28   994.04   1,786.74  884.14  $868.00  2,792.67   789.99
 19    2001   83  1,211.52  1,571.86   811.36   912.34   1,614.54  756.79   613.21  1,827.47   837.89

                 ANNUITY PAY-OUT HISTORICAL ILLUSTRATION

                                                             P CLASS
                 -----------------------------------------------------------------------------------------------
                                                 STATE    NEUBERGER
                            MORGAN               STREET    BERMAN     LORD              AMERICAN
PAY-  CALEN-      METLIFE   STANLEY   RUSSELL   RESEARCH  PARTNERS   ABBETT   AMERICAN    FUNDS   AMERICAN FUNDS
MENT   DAR         STOCK     EAFE      2000    INVESTMENT  MID CAP    BOND      FUNDS    GROWTH-   GLOBAL SMALL
YEAR   YEAR  AGE   INDEX     INDEX     INDEX     TRUST      VALUE   DEBENTURE  GROWTH    INCOME   CAPITALIZATION
----  ------ --- --------- --------- --------- ---------- --------- --------- --------- --------- --------------
  1    1983   65                               $  581.00
  2    1984   66                                  552.50                      $  596.00 $  596.00
  3    1985   67                                  530.32                         580.81    621.20
  4    1986   68                                  678.84                         662.05    809.52
  5    1987   69                                  716.06                         819.46    938.66
  6    1988   70                                  726.76                         840.60    896.09
  7    1989   71                                  764.41                         914.20    972.39
  8    1990   72 $  693.00                        990.34                       1,138.12  1,157.10
  9    1991   73    683.18                        867.45                       1,032.60  1,069.59
 10    1992   74    844.03                      1,096.66                       1,306.21  1,259.22
 11    1993   75    862.77                      1,164.35                       1,373.36  1,289.63
 12    1994   76    899.91                      1,267.87                       1,516.27  1,374.38
 13    1995   77    866.53                      1,167.73                       1,446.57  1,331.56
 14    1996   78  1,129.06                      1,479.59             $801.00   1,829.93  1,681.01
 15    1997   79  1,317.88                      1,720.08              875.53   1,968.91  1,894.20
 16    1998   80  1,657.42 $  836.00 $  836.00  2,102.00  $  836.00   963.72   2,432.39  2,263.31   $  836.00
 17    1999   81  2,022.75    897.45    875.57  2,564.46     891.89   974.58   3,131.07  2,543.94      828.61
 18    2000   82  2,325.86  1,067.19  1,023.10  2,891.55     998.68   959.43   4,687.09  2,692.48    1,509.31
 19    2001   83  2,006.71    868.44    936.67  2,581.79   1,218.65   920.48   4,660.42  2,766.34    1,199.07

INVESTMENT PERFORMANCE RESULTS CONTAINED IN THIS REPORT REPRESENT PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RETURNS. THE PERFORMANCE RESULTS OF A CONTRACT MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED, SINCE IT IS HIGHLY LIKELY THAT PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HISTORICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE PAYMENTS IN THIS ILLUSTRATION ARE NET OF ALL CHARGES: ASSET-BASED INSURANCE CHARGE (1.25%), and MANAGEMENT FEES AND OTHER EXPENSES (These may vary from year to year.) The following expenses are for the year ended December 31, 2000, After giving effect to expense caps or deferrals: .66% Back Bay Advisors Money Market; .72% Back Bay Advisors Bond Income; .93% Salomon Brothers Strategic Bond Opportunities; .85% Salomon Brothers U.S. Government;
 .95% Balanced; .94% Alger Equity Growth; .94% Davis Venture Value; 1.05% Harris Oakmark Mid Cap Value; 1.11% Loomis Sayles Small Cap; 1.05% MFS Investors Trust; 1.05% MFS Research Managers; .88% Westpeak Growth And Income;
 .62% Lehman Brothers Aggregate Bond Index; .95% Janus Mid Cap; .53% Metlife Stock Index; 1.14% Neuberger Berman Partners Mid Cap Value; 1.15% Putnam Large Cap Growth; .95% Morgan Stanley EAFE Index; 1.29% Putnam International Stock;
 .80% Russell 2000 Index; .75% State Street Research Investment Trust; .95% Lord Abbett Bond Debenture; .63% American Funds Growth; .60% American Funds Growth-Income; 1.11% American Funds Global Small Capitalization.
--------

 * Annuity payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of annuity payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

                               THE FIXED ACCOUNT

  Unless you request otherwise, a partial withdrawal will reduce the Contract Value in the subaccounts of the Variable Account and the Fixed Account proportionately. The annual Contract Administrative Fee will be deducted entirely from the Contract Value in the Variable Account, and not from the Contract Value in the Fixed Account or the Company's general account as the result of a loan. Except as described below, amounts in the Fixed Account are subject to the same rights and limitations as are amounts in the Variable Account with respect to transfers, withdrawals and partial withdrawals. The following special rules apply to transfers involving the Fixed Account.

  The amount of Contract Value which you may transfer from the Fixed Account is limited to the greater of: 25% of the Contract Value in the Fixed Account on the most recent Contract Anniversary, and the amount of Contract Value that was transferred from the Fixed Account in the previous Contract Year (amounts transferred under a DCA program are not included), except with our consent. However these limits do not apply to new deposits to the fixed account for which you elected a dollar cost averaging program within 30 days from the date of the deposit. In such case, the amount of contract value which you may transfer from the fixed account will be the greatest of: a) 25% of the contract value in the fixed account on the most recent contract anniversary;
b) the amount of contract value that you transferred from the fixed account in the previous contract year; or c) the amount of contract value in the fixed account to be transferred out of the fixed account under dollar cost averaging elected on new deposits within 30 days from the date of deposit. We allow one dollar cost averaging program to be active at a time. Therefore, if you transfer pre-existing assets (corresponding to contract value for which the dollar cost averaging program was not elected within 30 days from the date of each deposit) out of the fixed account under the dollar cost averaging program and would like to transfer up to 100% of new deposits under the program, then the dollar cost averaging program on the pre-existing assets will be canceled and a new program will begin with respect to new deposits. In this case, the pre-existing assets may still be transferred out of the fixed account, however, not under a dollar cost averaging program, subject to the limitations on transfers generally out of the fixed account. (Also, after you make the transfer, the contract value may not be allocated among more than twenty of the subaccounts and/or the fixed account.) We intend to restrict purchase payments and transfers of contract value into the fixed account: (1) if the interest rate which we would credit to the deposit would be equivalent to an annual effective rate of 3%; or (2) if the total contract value in the fixed account exceeds a maximum amount published by us (currently $500,000). (For contracts issued in Maryland, we reserve the right to restrict such purchase payments and transfers if the total contract value in the fixed account equals or exceeds $500,000.) In addition, we intend to restrict transfers of contract value into the fixed account, and reserve the right to restrict purchase payments into the fixed account, for 180 days following a transfer out of the fixed account.

  We reserve the right to delay transfers, withdrawals and partial withdrawals from the Fixed Account for up to six months.

                                    EXPERTS

  The financial statements of New England Variable Annuity Separate Account of New England Life Insurance Company ("NELICO") as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 and the consolidated financial statements of NELICO and subsidiaries as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

  Legal matters in connection with the Contracts described in this registration statement have been passed on by Anne Goggin, General Counsel of the Company. Sutherland Asbill & Brennan LLP, Washington, D.C., has provided advice on certain matters relating to the Federal securities laws.

  The SEC requires the Eligible Funds' Board of Trustees (or Directors) to monitor events to identify conflicts that may arise from the sale of shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences between voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Boards of Trustees (or Directors) will have an obligation to determine what action should be taken, including the removal of the affected subaccount(s) from the Eligible Fund(s), if necessary. If the Company believes any Eligible Fund action is insufficient, the Company will consider taking other action to protect Contract Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that the Company may be unable to remedy.

                                  APPENDIX A

                    ADVERTISING AND PROMOTIONAL LITERATURE

  Advertising and promotional literature prepared by NELICO for products it issues or administers may include references to MetLife Advisers, LLC ("MetLife Advisers") (formerly New England Investment Management, LLC) or its affiliates, such as State Street Research & Management Company. Prior to October 30, 2000, Nvest Companies (which includes affiliates such as Back Bay Advisors, Loomis Sayles, Capital Growth Management Limited Partnership, Westpeak and Harris Associates L.P.) was affiliated with MetLife Advisers. However, on October 30, 2000, MetLife sold its majority limited partnership interest in Nvest Companies to CDC Asset Management.

  NELICO's advertising and promotional literature may include references to other NELICO affiliates. References may also be made to NELICO's parent company, MetLife and the services it provides to the Metropolitan Series Fund, Inc.

  References to subadvisers unaffiliated with MetLife Advisers or NELICO that perform subadvisory functions on behalf of New England Zenith Fund ("Zenith Fund"), the Metropolitan Series Fund, Inc. ("Metropolitan Fund"), the Met Investors Series Trust or the American Funds Insurance Series and their respective fund groups may be contained in NELICO's advertising and promotional literature including, but not limited to, Alger Management, Davis Selected, SBAM, GSAM, and Putnam Investment Management Inc.

  NELICO's advertising and promotional material may include, but is not limited to, discussions of the following information about both affiliated and unaffiliated entities:

  . Specific and general assessments and forecasts regarding the U.S.
    economy, world economies, the economics of specific nations and their impact on the Series

  . Specific and general investment emphasis, specialties, fields of expertise, competencies, operations and functions

  . Specific and general investment philosophies, strategies, processes, techniques and types of analysis

  . Specific and general sources of information, economic models, forecasts and data services utilized, consulted or considered in the course of providing advisory or other services

  . The corporate histories, founding dates and names of founders of the entities

  . Awards, honors and recognition given to the firms

  . The names of those with ownership interest and the percentage of ownership

  . The industries and sectors from which clients are drawn and specific client names and background information on current individual, corporate and institutional clients, including pension and profit sharing plans

  . Current capitalization, levels of profitability and other financial and statistical information

  . Identification of portfolio managers, researchers, economists, principals and other staff members and employees

  . The specific credentials of the above individuals, including, but not limited to, previous employment, current and past positions, titles and duties performed, industry experience, educational background and degrees, awards and honors

  . Current and historical statistics about:

   - total dollar amount of assets managed

   - MetLife Advisers assets managed in total and/or by Series
   - Asset managed by CGM in total and/or by Series
   - the growth of assets
   - asset types managed
   - numbers of principal parties and employees, and the length of their tenure, including officers, portfolio managers, researchers, economists, technicians and support staff
   - the above individuals' total and average number of years of industry experience and the total and average length of their service to the adviser or the subadviser

  . The general and specific strategies applied by the advisers in the management of the Zenith Fund's and Metropolitan Fund's portfolios including, but not limited to:

   - the pursuit of growth, value, income oriented, risk management or other strategies
   - the manner and degree to which the strategy is pursued
   - whether the strategy is conservative, moderate or extreme and an explanation of other features, attributes
   - the types and characteristics of investments sought and specific portfolio holdings
   - the actual or potential impact and result from strategy implementation
   - through its own areas of expertise and operations, the value added by subadvisers to the management process
   - the disciplines it employs, e.g., in the case of Loomis Sayles, the strict buy/sell guidelines and focus on sound value it employs, and goals and benchmarks that it establishes in management, e.g., CGM pursues growth 50% above the S&P 500
   - the systems utilized in management, the features and characteristics of those systems and the intended results from such computer analysis, e.g., Westpeak's efforts to identify overvalued and undervalued issues.

  . Specific and general references to portfolio managers and funds that they serve as portfolio manager of, other than Series/Portfolios of the Zenith Fund, Metropolitan Fund, Met Investors Series Trust or American Funds Insurance Series, and those families of funds. Any such references will indicate that the Zenith Fund, Metropolitan Fund, Met Investors Series Trust or American Funds Insurance Series and the other funds of the managers differ as to performance, objectives, investment restrictions and limitations, portfolio composition, asset size and other characteristics, including fees and expenses. References may also be made to industry rankings and ratings of Series/Portfolios and other funds managed by the Series'/Portfolios' adviser and sub-advisers, including, but not limited to, those provided by Morningstar, Lipper Analytical Services, Forbes and Worth.

  In addition, communications and materials developed by NELICO or its affiliates may make reference to the following information about Nvest Companies and its affiliates:

  In addition, promotional materials may include:

  New England Securities Corporation an indirect subsidiary of NELICO, may be referenced in Fund advertising and promotional literature concerning the marketing services it provides.

  Additional information contained in advertising and promotional literature may include: rankings and ratings of the Series including, but not limited to, those of Morningstar and Lipper Analytical Services; statistics about the advisers', fund groups' or a specific fund's assets under management; the histories of the advisers and biographical references to portfolio managers and other staff including, but not limited to, background, credentials, honors, awards and recognition received by the advisers and their personnel; and commentary about the advisers, their funds and their personnel from third-party sources including newspapers, magazines, periodicals, radio, television or other electronic media.

  References to the Series may be included in NELICO's advertising and promotional literature about retirement plans. The information may include, but is not limited to:

  . Specific and general references to industry statistics regarding retirement plans including historical information and industry trends and forecasts regarding the growth of assets, numbers of plans, funding vehicles, participants, sponsors and other demographic data relating to plans, participants and sponsors, third party and other administrators, benefits consultants and firms and other organizations involved in retirement programs with whom NELICO may or may not have a relationship.

  . Specific and general reference to comparative ratings, rankings and other forms of evaluation as well as statistics regarding the NELICO retirement plan funding vehicle produced by, including, but not limited to, Access Research, Dalbar, Investment Company Institute and other industry authorities, research organizations and publications.

  . Specific and general discussion of economic, legislative, and other environmental factors affecting retirement plans, including, but not limited to, statistics, detailed explanations or broad summaries of:

   - past, present and prospective tax regulation, Internal Revenue Service requirements and rules, including, but not limited to, reporting standards, minimum distribution notices, Form 5500, Form 1099R and other relevant forms and documents, Department of Labor rules and standards and other regulation. This includes past, current and future initiatives, interpretive releases and positions of regulatory authorities about the past, current or future eligibility, availability, operations, administration, structure, features, provisions or benefits of retirement plans
   - information about the history, status and future trends of Social Security and similar government benefit programs including, but not limited to, eligibility and participation, availability, operations and administration, structure and design, features, provisions, benefits and costs

  . Specific and general discussion of the benefits of retirement plans, and, in particular, the NELICO retirement plans, to the participant and plan sponsor, including explanations, statistics and other data, about:

   - increased employee retention
   - reinforcement or creation of morale
   - deductibility of contributions for participants
   - deductibility of expenses for employers
   - tax deferred growth, including illustrations and charts
   - loan features and exchanges among accounts
   - educational services materials and efforts, including, but not limited to, videos, slides, presentation materials, brochures, an investment calculator, payroll stuffers, quarterly publications, releases and information on a periodic basis and the availability of wholesalers and other personnel.

  . Specific and general reference to the benefits of investing in mutual funds for retirement plans, and, in particular, the Fund and investing in NELICO's retirement plans, including, but not limited to:

   - the significant economies of scale experienced by mutual fund companies in the retirement benefits arena
   - broad choice of investment options and competitive fees
   - plan sponsor and participant statements and notices
   - the plan prototype, summary descriptions and board resolutions
   - plan design and customized proposals
   - trusteeship, record keeping and administration
   - the services of State Street Bank, including, but not limited to, trustee services and tax reporting

   - the services of DST and BFDS, including, but not limited to, mutual fund processing support and participant 800 numbers
   - the services of Trust Consultants Inc., including, but not limited to, sales support, plan record keeping, document service support, plan sponsor support, compliance testing and Form 5500 preparation.

  . Specific and general reference to the role of the investment dealer and the benefits and features of working with a financial professional including:

   - access to expertise on investments
   - assistance in interpreting past, present and future market trends and economic events
   - providing information to clients including participants during enrollment and on an ongoing basis after participation
   - promoting and understanding the benefits of investing, including mutual fund diversification and professional management.

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                      OF
                      NEW ENGLAND LIFE INSURANCE COMPANY

                        REPORT OF INDEPENDENT AUDITORS

To the Contract Owners of New England Variable Annuity Separate Account of New England Life Insurance Company:

We have audited the accompanying statement of assets and liabilities and the related statement of operations of the New England Variable Annuity Separate Account (comprised of the following Sub-Accounts: Bond Income, Money Market, Mid Cap Value, Growth and Income, Small Cap, U.S. Government, Balanced, Equity Growth, International Magnum Equity, Venture Value, Bond Opportunities, Investors, Research Managers, Large Cap Growth and International Stock) of New England Life Insurance Company as of and for the year ended December 31, 2000, and the related statements of changes in net assets for each of the two years in the period then ended for all Sub-Accounts. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the respective aforementioned Sub-Accounts comprising the New England Variable Annuity Separate Account of New England Life Insurance Company as of and for the year ended December 31, 2000, and the changes in their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 9, 2001

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES

                               DECEMBER 31, 2000

                                                                       NEW ENGLAND ZENITH FUND
                                                   -------------------------------------------------------------------
                                                                                   MID       GROWTH AND      SMALL
                                                   BOND INCOME   MONEY MARKET   CAP VALUE      INCOME         CAP
                                                   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                                                   ------------  ------------  -----------  ------------  ------------
ASSETS
 Investments in New England Zenith Fund and
  Metropolitan Series Fund at value (Note 2)...... $102,643,782  $77,405,965   $57,590,849  $198,268,496  $167,455,439
                            SHARES       COST
                          ---------- -------------
 Back Bay Advisors Bond
  Income Series.........     936,018   102,888,335
 Back Bay Advisors Money
  Market Series.........     774,060    77,405,965
 Harris Oakmark Mid Cap
  Value Series..........     392,870    58,982,645
 Westpeak Growth and
  Income Series.........   1,081,071   213,963,265
 Loomis Sayles Small Cap
  Series................     795,740   140,763,012
 Salomon Brothers U.S.
  Government Series.....   3,337,027    38,040,419
 Balanced Series........   7,124,393   103,651,782
 Alger Equity Growth
  Series................  15,046,483   368,501,758
 Davis Venture Value
  Series................  12,404,768   278,160,241
 Solomon Brothers Bond
  Opportunities Series..   5,591,416    66,334,623
 MFS Investors Series...   1,457,227    14,688,035
 MFS Research Managers
  Series................   3,523,287    42,996,869
 Putnam Large Cap Growth
  Portfolio.............   1,531,673    14,421,145
 Putnam International
  Stock Portfolio.......   7,044,478    86,559,288
                                     -------------
  Total.................             1,607,357,382
                                     =============
 Amount due and accrued from contract-related
  transactions, net...............................      325,164    1,687,761       395,406       314,480       412,989
 Dividends receivable.............................      --           408,650       --            --            --
                                                   ------------  -----------   -----------  ------------  ------------
  Total Assets....................................  102,968,946   79,502,376    57,986,255   198,582,976   167,868,428
LIABILITIES
 Due to (from) New England Life Insurance Company.     (114,078)    (220,746)      (62,308)     (215,262)     (192,081)
                                                   ------------  -----------   -----------  ------------  ------------
NET ASSETS........................................ $102,854,868  $79,281,630   $57,923,947  $198,367,714  $167,676,347
                                                   ============  ===========   ===========  ============  ============
NET ASSETS CONSIST OF:
 Net Assets attributable to Variable Annuity
  Contracts....................................... $ 99,965,570  $78,621,285   $56,978,431  $192,966,760  $165,528,962
 Annuity Reserves (Note 7)........................    2,889,298      660,345       945,516     5,400,954     2,147,385
                                                   ------------  -----------   -----------  ------------  ------------
  TOTAL NET ASSETS................................ $102,854,868  $79,281,630   $57,923,947  $198,367,714  $167,676,347
                                                   ============  ===========   ===========  ============  ============

                       See Notes to Financial Statements

                                NEW ENGLAND ZENITH FUND                                       METROPOLITAN SERIES FUND
--------------------------------------------------------------------------------------------  --------------------------
   U.S.                      EQUITY       VENTURE         BOND                    RESEARCH     LARGE CAP   INTERNATIONAL
GOVERNMENT    BALANCED       GROWTH        VALUE      OPPORTUNITIES  INVESTORS    MANAGERS      GROWTH         STOCK
SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
-----------  -----------  ------------  ------------  ------------- -----------  -----------  -----------  -------------
$39,844,105  $96,749,258  $377,064,875  $362,219,229   $63,965,799  $14,922,004  $40,658,731  $11,348,279   $86,997,525
    207,140      121,636       923,100       917,758       184,533      102,029      177,436       60,273       254,960
    --           --            --            --            --           --           --           --            --
-----------  -----------  ------------  ------------   -----------  -----------  -----------  -----------   -----------
 40,051,245   96,870,894   377,987,975   363,136,987    64,150,332   15,024,033   40,836,167   11,408,552    87,252,485
    (43,756)    (106,070)     (412,404)     (403,248)      (70,320)     (15,732)     (43,137)     (11,603)      (97,221)
-----------  -----------  ------------  ------------   -----------  -----------  -----------  -----------   -----------
$40,007,489  $96,764,824  $377,575,571  $362,733,739   $64,080,012  $15,008,301  $40,793,030  $11,396,949   $87,155,264
===========  ===========  ============  ============   ===========  ===========  ===========  ===========   ===========
$38,849,802  $94,604,669  $372,569,817  $357,215,485   $62,031,808  $14,911,634  $40,570,624  $11,343,555   $86,246,550
  1,157,687    2,160,155     5,005,754     5,518,254     2,048,204       96,667      222,406       53,394       908,714
-----------  -----------  ------------  ------------   -----------  -----------  -----------  -----------   -----------
$40,007,489  $96,764,824  $377,575,571  $362,733,739   $64,080,012  $15,008,301  $40,793,030  $11,396,949   $87,155,264
===========  ===========  ============  ============   ===========  ===========  ===========  ===========   ===========



                 TOTAL
             ---------------
             $1,697,134,336
                  6,084,665
                    408,650
             ---------------
              1,703,627,651
                 (2,007,966)
             ---------------
             $1,701,619,685
             ===============
             $1,672,404,952
                 29,214,733
             ---------------
             $1,701,619,685
             ===============

                       See Notes to Financial Statements

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                      OF
                      NEW ENGLAND LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 2000

                                                   NEW ENGLAND ZENITH FUND
                          ------------------------------------------------------------------------------
                                          MONEY                    GROWTH AND                   U.S.
                          BOND INCOME    MARKET    MID CAP VALUE     INCOME      SMALL CAP   GOVERNMENT
                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                          -----------  ----------- -------------  ------------  -----------  -----------
INCOME
Dividends...............  $     --     $4,184,576  $      --      $  5,278,838  $ 1,316,580  $     --
EXPENSES
Mortality, expense risk
 and administrative
 charges (Note 3).......      796,913     569,034       385,226      1,730,409    1,267,046      297,255
                          -----------  ----------  ------------   ------------  -----------  -----------
Net investment income
 (loss).................     (796,913)  3,615,542      (385,226)     3,548,429       49,534     (297,255)
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation) on
 investments:
  Beginning of period...   (7,675,427)     --       (10,123,288)        73,594   24,293,924   (1,734,485)
  End of period.........     (244,553)     --        (1,391,796)   (15,694,769)  26,692,427    1,803,686
                          -----------  ----------  ------------   ------------  -----------  -----------
Net change in unrealized
 appreciation
 (depreciation).........    7,430,874      --         8,731,492    (15,768,363)   2,398,503    3,538,171
Net realized gain (loss)
 on investments.........       27,066      --            74,541          3,667      (18,958)       5,460
                          -----------  ----------  ------------   ------------  -----------  -----------
Net realized and
 unrealized gain (loss)
 on investments.........    7,457,940      --         8,806,033    (15,764,696)   2,379,545    3,543,631
                          -----------  ----------  ------------   ------------  -----------  -----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $ 6,661,027  $3,615,542  $  8,420,807   $(12,216,267) $ 2,429,079  $ 3,246,376
                          ===========  ==========  ============   ============  ===========  ===========

-------
+ For the period May 1, 2000 (Commencement of Operations) through December 31, 2000.
++ On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the contracts.


                       See Notes to Financial Statements

                                NEW ENGLAND ZENITH FUND                                        METROPOLITAN SERIES FUND
---------------------------------------------------------------------------------------------  --------------------------
                            INTERNATIONAL
                 EQUITY        MAGNUM        VENTURE        BOND                   RESEARCH     LARGE CAP   INTERNATIONAL
 BALANCED        GROWTH       EQUITY++        VALUE     OPPORTUNITIES  INVESTORS   MANAGERS      GROWTH+       STOCK+
SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
-----------   ------------  -------------  -----------  ------------- ----------- -----------  -----------  -------------
$    36,012   $  4,408,824  $  1,230,877   $     --      $     --      $  5,794   $    10,765  $     --      $   87,979
    836,120      3,416,709       511,847     2,762,931       504,861     98,050       219,773       38,691      123,141
-----------   ------------  ------------   -----------   -----------   --------   -----------  -----------   ----------
   (800,108)       992,115       719,030    (2,762,931)     (504,861)   (92,256)     (209,008)     (38,691)     (35,162)
 (4,699,658)    73,486,541    10,133,277    55,356,779    (6,573,540)   168,130       889,260      --            --
 (6,902,524)     8,563,117    (1,191,564)   84,058,988    (2,368,824)   233,969    (2,338,138)  (3,072,866)   1,629,801
-----------   ------------  ------------   -----------   -----------   --------   -----------  -----------   ----------
 (2,202,866)   (64,923,424)  (11,324,841)   28,702,209     4,204,716     65,839    (3,227,398)  (3,072,866)   1,629,801
     25,204       (200,527)        4,911    (1,316,933)       60,020       (596)          (46)       9,198      474,632
-----------   ------------  ------------   -----------   -----------   --------   -----------  -----------   ----------
 (2,177,662)   (65,123,951)  (11,319,930)   27,385,276     4,264,736     65,243    (3,227,444)  (3,063,668)   2,104,433
-----------   ------------  ------------   -----------   -----------   --------   -----------  -----------   ----------
$(2,977,770)  $(64,131,836) $(10,600,900)  $24,622,345   $ 3,759,875   $(27,013)  $(3,436,452) $(3,102,359)  $2,069,271
===========   ============  ============   ===========   ===========   ========   ===========  ===========   ==========
                 TOTAL
              -------------
              $ 16,560,245
                13,558,006
              -------------
                 3,002,239
               133,595,107
                89,776,954
              -------------
               (43,818,153)
                  (852,361)
              -------------
               (44,670,514)
              -------------
              $(41,668,275)
              =============


                       See Notes to Financial Statements

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                      OF
                      NEW ENGLAND LIFE INSURANCE COMPANY

                      STATEMENT OF CHANGES IN NET ASSETS

                     FOR THE YEAR ENDED DECEMBER 31, 2000

                                                   NEW ENGLAND ZENITH FUND
                         --------------------------------------------------------------------------------
                                                       MID CAP     GROWTH AND                    U.S.
                         BOND INCOME   MONEY MARKET     VALUE        INCOME      SMALL CAP    GOVERNMENT
                         SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                         ------------  ------------  -----------  ------------  ------------  -----------
FROM OPERATING
 ACTIVITIES
  Net investment income
   (loss)..............  $   (796,913) $  3,615,542  $  (385,226) $  3,548,429  $     49,534  $  (297,255)
  Net realized and
   unrealized gain
   (loss) on
   investments.........     7,457,940       --         8,806,033   (15,764,696)    2,379,545    3,543,631
                         ------------  ------------  -----------  ------------  ------------  -----------
   Net increase
    (decrease) in net
    assets resulting
    from operations....     6,661,027     3,615,542    8,420,807   (12,216,267)    2,429,079    3,246,376
FROM CONTRACT-RELATED
 TRANSACTIONS
  Purchase payments
   transferred from New
   England Life
   Insurance Company...    20,981,501    64,262,551   11,245,859    37,956,974    49,822,947    8,340,233
  Net transfers (to)
   from other sub-
   accounts............    (6,186,141)  (57,052,492)     973,171   (14,438,190)   24,184,686   (1,032,380)
  Net transfers to New
   England Life
   Insurance Company...    (8,889,624)  (10,741,668)  (3,494,101)  (17,948,170)  (11,620,987)  (3,973,856)
                         ------------  ------------  -----------  ------------  ------------  -----------
   Net Increase
    (decrease) in net
    assets resulting
    from contract-
    related
    transactions.......     5,905,736    (3,531,609)   8,724,929     5,570,614    62,386,646    3,333,997
                         ------------  ------------  -----------  ------------  ------------  -----------
  Net increase in net
   assets..............    12,566,763        83,933   17,145,736    (6,645,653)   64,815,725    6,580,373
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD................    90,288,105    79,197,697   40,778,211   205,013,367   102,860,622   33,427,116
                         ------------  ------------  -----------  ------------  ------------  -----------
NET ASSETS, AT END OF
 THE PERIOD............  $102,854,868  $ 79,281,630  $57,923,947  $198,367,714  $167,676,347  $40,007,489
                         ============  ============  ===========  ============  ============  ===========

-------
+ For the period May 1, 2000 (Commencement of Operations) through December 31, 2000.
++ On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the contracts.


                       See Notes to Financial Statements

                                  NEW ENGLAND ZENITH FUND                                          METROPOLITAN SERIES FUND
 ------------------------------------------------------------------------------------------------- --------------------------
                              INTERNATIONAL
                   EQUITY        MAGNUM        VENTURE         BOND                    RESEARCH     LARGE CAP   INTERNATIONAL
   BALANCED        GROWTH       EQUITY++        VALUE      OPPORTUNITIES  INVESTORS    MANAGERS      GROWTH+       STOCK+
 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
 -----------    ------------  -------------  ------------  ------------- -----------  -----------  -----------  -------------
 $   (800,108)  $    992,115  $    719,030   $ (2,762,931)  $  (504,861) $   (92,256) $  (209,008) $   (38,691)  $   (35,162)
   (2,177,662)   (65,123,951)  (11,319,930)    27,385,276     4,264,736       65,243   (3,227,444)  (3,063,668)    2,104,433
 ------------   ------------  ------------   ------------   -----------  -----------  -----------  -----------   -----------
   (2,977,770)   (64,131,836)  (10,600,900)    24,622,345     3,759,875      (27,013)  (3,436,452)  (3,102,359)    2,069,271
   19,046,939    111,140,927    15,278,850     85,830,149    11,401,598    7,365,161   22,897,105   10,484,860    16,034,168
  (16,494,840)    22,908,629     1,588,988     17,371,367    (4,051,150)   2,328,944   17,030,505    4,152,400     8,716,503
  (10,943,978)   (36,849,018)  (65,542,960)   (27,249,947)   (6,863,007)    (703,591)  (1,608,417)    (137,952)   60,335,322
 ------------   ------------  ------------   ------------   -----------  -----------  -----------  -----------   -----------
   (8,391,879)    97,200,538   (48,675,122)    75,951,569       487,441    8,990,514   38,319,193   14,499,308    85,085,993
 ------------   ------------  ------------   ------------   -----------  -----------  -----------  -----------   -----------
  (11,369,649)    33,068,702   (59,276,022)   100,573,914     4,247,316    8,963,501   34,882,741   11,396,949    87,155,264
  108,134,473    344,506,869    59,276,022    262,159,825    59,832,696    6,044,800    5,910,289      --            --
 ------------   ------------  ------------   ------------   -----------  -----------  -----------  -----------   -----------
 $ 96,764,824   $377,575,571  $      --      $362,733,739   $64,080,012  $15,008,301  $40,793,030  $11,396,949   $87,155,264
 ============   ============  ============   ============   ===========  ===========  ===========  ===========   ===========
                    TOTAL
                ---------------
                $    3,002,239
                   (44,670,514)
                ---------------
                   (41,668,275)
                   492,089,822
                     --
                  (146,231,954)
                ---------------
                   345,857,868
                ---------------
                   304,189,593
                 1,397,430,092
                ---------------
                $1,701,619,685
                ===============


                       See Notes to Financial Statements

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                            BOND         MONEY       MID CAP     GROWTH AND      SMALL
                           INCOME       MARKET        VALUE        INCOME         CAP
                         SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                         -----------  -----------  -----------  ------------  ------------
FROM OPERATING
 ACTIVITIES
  Net investment income
   (loss)..............  $ 5,895,185  $ 2,204,987  $   177,017  $ 24,641,870  $   (375,509)
  Net realized and
   unrealized gain
   (loss) on
   investments.........   (6,807,900)     --          (704,618)  (12,443,605)   23,503,434
                         -----------  -----------  -----------  ------------  ------------
   Net increase
    (decrease) in net
    assets resulting
    from operations....     (912,715)   2,204,987     (527,601)   12,198,265    23,127,925
FROM CONTRACT-RELATED
 TRANSACTIONS
  Purchase payments
   transferred from New
   England Life
   Insurance Company...   39,592,895   87,153,491   11,422,989    73,643,643    19,263,023
  Net transfers (to)
   from other sub-
   accounts............   (3,435,277) (40,727,745)  (4,763,885)   17,973,384    (5,127,343)
  Net transfers to New
   England Life
   Insurance Company...   (6,081,823)  (8,373,126)  (2,637,565)   (9,888,722)   (4,635,188)
                         -----------  -----------  -----------  ------------  ------------
   Net Increase
    (decrease) in net
    assets resulting
    from contract-
    related
    transactions.......   30,075,795   38,052,621    4,021,539    81,728,305     9,500,492
                         -----------  -----------  -----------  ------------  ------------
  Net increase in net
   assets..............   29,163,080   40,257,608    3,493,938    93,926,570    32,628,417
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD................   61,125,025   38,940,089   37,284,273   111,086,797    70,232,205
                         -----------  -----------  -----------  ------------  ------------
NET ASSETS, AT END OF
 THE PERIOD............  $90,288,105  $79,197,697  $40,778,211  $205,013,367  $102,860,622
                         ===========  ===========  ===========  ============  ============

--------
* For the period April 30, 1999 (Commencement of Operations) through December 31, 1999.


                       See Notes to Financial Statements

   U.S.                       EQUITY     INTERNATIONAL   VENTURE         BOND                    RESEARCH
GOVERNMENT     BALANCED       GROWTH     MAGNUM EQUITY    VALUE      OPPORTUNITIES INVESTORS*    MANAGERS*
SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT      TOTAL
-----------  ------------  ------------  ------------- ------------  ------------- -----------  -----------  --------------
$ 1,714,281  $  5,548,829  $ 39,041,590   $  (199,276) $  3,125,096   $ 4,321,934  $    9,018   $  (20,063)  $   86,084,960
 (1,882,464)  (12,066,362)   33,036,178    10,405,765    27,390,192    (3,955,023)    271,958      719,124       57,466,679
-----------  ------------  ------------   -----------  ------------   -----------  ----------   ----------   --------------
   (168,183)   (6,517,533)   72,077,768    10,206,489    30,515,288       366,911     280,976      699,061      143,551,639
 11,676,892    36,915,088   105,766,344    14,380,644    82,196,529    14,472,208   3,188,388    2,588,796      502,260,930
   (375,655)   (8,372,542)   28,991,618     1,583,012    13,440,194    (4,639,463)  2,724,877    2,728,825         --
 (3,080,296)   (7,725,407)  (16,083,618)   (3,417,967)  (15,932,494)   (4,936,143)   (149,441)    (106,393)     (83,048,184)
-----------  ------------  ------------   -----------  ------------   -----------  ----------   ----------   --------------
  8,220,941    20,817,139   118,674,344    12,545,689    79,704,229     4,896,602   5,763,824    5,211,228      419,212,747
-----------  ------------  ------------   -----------  ------------   -----------  ----------   ----------   --------------
  8,052,757    14,299,606   190,752,112    22,752,178   110,219,517     5,263,513   6,044,800    5,910,289      562,764,385
 25,374,358    93,834,867   153,754,757    36,523,845   151,940,308    54,569,183      --           --          834,665,707
-----------  ------------  ------------   -----------  ------------   -----------  ----------   ----------   --------------
$33,427,116  $108,134,473  $344,506,869   $59,276,023  $262,159,825   $59,832,696  $6,044,800   $5,910,289   $1,397,430,092
===========  ============  ============   ===========  ============   ===========  ==========   ==========   ==============


                       See Notes to Financial Statements

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                      OF
                      NEW ENGLAND LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS.

  New England Variable Annuity Separate Account (the "Account") of New England Life Insurance Company ("NELICO") was established by NELICO's Board of Directors on July 1, 1994 in accordance with the regulations of the Delaware Insurance Department and is now operating in accordance with the regulations of the Commonwealth of Massachusetts Division of Insurance. The Account is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the Account are owned by NELICO. The net assets of the Account are restricted from use in the ordinary business of NELICO. NELICO is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUB-ACCOUNTS.

  The Account has fourteen investment sub-accounts as of December 31, 2000 each of which invests in the shares of one series of the New England Zenith Fund ("Zenith Fund") or one portfolio of the Metropolitan Series Fund ("Metropolitan Fund"). The series of the Zenith Fund and the Metropolitan Series Fund in which the sub-accounts invest are referred to herein as the "Eligible Funds". The Zenith Fund and the Metropolitan Series Fund are open-end management investment companies. The Account purchases or redeems shares of the fourteen Eligible Funds based on the amount of purchase payments invested in the Account, transfers among the sub-accounts, surrender payments, annuity payments and death benefit payments. The values of the shares of the Eligible Funds are determined as of the close of the New York Stock Exchange (the "Exchange") (normally 4:00 p.m. EST) on each day the Exchange is open for trading. Realized gains and losses on the sale of Eligible Funds' shares are computed on the basis of identified cost on the trade date. Income from dividends is recorded on the ex-dividend date. Charges for investment advisory fees and other expenses are reflected in the carrying value of the assets of the Eligible Funds.

3. MORTALITY AND EXPENSE RISKS AND ADMINISTRATION CHARGES.

  Although variable annuity payments differ according to the investment performance of the Eligible Funds, they are not affected by mortality or expense experience because NELICO assumes the mortality and expense risks under the contracts. The mortality risk assumed by NELICO has two elements, a life annuity mortality risk and, for deferred annuity contracts, a minimum death refund risk. The life annuity mortality risk results from a provision in the contract in which NELICO agrees to make annuity payments regardless of how long a particular annuitant or other payee lives and how long all annuitants or other payees as a class live if payment options involving life contingencies are chosen. Those annuity payments are determined in accordance with annuity purchase rate provisions established at the time that contracts are issued. Under deferred annuity contracts, NELICO also assumes a minimum death refund risk by providing that there will be payable, on the death of the annuitant during the accumulation period, an amount equal to the greater of
(1) a guaranteed amount equal to the aggregate purchase payments made, without interest, reduced by any partial surrender, and (2) the value of the contract as of the death valuation date. The guaranteed amount in (1) above is recalculated at the specific contract anniversaries to determine whether a higher (but never a lower) guarantee will apply, based on the contract value at the time of recalculation. Death proceeds are reduced by any outstanding contract loan and, in certain states, by a premium tax charge. The expense risk assumed by NELICO is the risk that the deductions for sales and administrative expenses provided for in the variable annuity contract may prove to be insufficient to cover the cost of those items.

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                      OF
                      NEW ENGLAND LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS--CONTINUED


  NELICO charges the Account for the mortality and expense risk NELICO assumes. Currently, the charges are made daily at an annual rate of 1.30% of the Account assets attributable to the American Growth Series individual variable annuity contracts (some of the American Growth Series contracts have a mortality and expense charge of 1.25%). For the American Forerunner Series, NELICO charges the Account an Asset-Based Insurance Charge as a percentage of average daily net assets of the subaccounts which varies depending on which Class and which death benefit is chosen. A maximum charge of 1.50% for the Standard Class; 1.85% for the Bonus Class (reduced by .35% after the expiration of the 9-year withdrawal charge period); 1.85% for the C Class; 1.75% for the L Class and 1.40% for the P Class (increased by 0.15% after annuitization) will be imposed. Additionally, NELICO imposed an additional 0.25% of average daily net assets on certain subaccounts for both the American Growth Series and American Forerunner Series contracts. NELICO also imposes an administration asset charge at an annual rate of .10% of the Account assets attributable to American Growth Series and an annual administration contract charge of $30 (not to exceed 2% of the total contract value) per contract against contract value in the Account for the American Growth Series, but this charge is waived for any contract year in which the contract value reaches certain amounts. For the American Forerunner Series, NELICO imposes a contract administrative fee at an annual rate of $30, per contract from each subaccount in the ratio that the contract value in the subaccounts bears to your total contract value. This charge may be waived on annuitization if contract value is more than $50,000. A premium tax charge applies to the contracts in certain states. For the American Forerunner Series, an additional charge may apply on certain Riders.

4. FEDERAL INCOME TAXES.

  For federal income tax purposes the Account's operations are included with those of NELICO. NELICO intends to make appropriate charges against the Account in the future if and when tax liabilities arise.

5. INVESTMENT ADVISERS.

  The adviser and sub-adviser for each series of the Zenith Fund are listed in the chart below. New England Investment Management, LLC. (previously TNE Advisers, Inc.) which is a subsidiary of NELICO, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

        SERIES                          ADVISER                               SUB-ADVISER
        ------           -------------------------------------- ----------------------------------------
Back Bay Advisors Bond   New England Investment Management, LLC Back Bay Advisors, L.P.
Income
Back Bay Advisors Money  New England Investment Management, LLC Back Bay Advisors, L.P.
Market
Harris Oakmark Mid Cap   New England Investment Management, LLC Harris Associates L.P.
Value
Westpeak Growth and      New England Investment Management, LLC Westpeak Investment Advisors, L.P.
Income
Loomis Sayles Small Cap  New England Investment Management, LLC Loomis, Sayles & Company, L.P.
Salomon Brothers U.S.    New England Investment Management, LLC Salomon Brothers Asset Management Inc
Government
Balanced                 New England Investment Management, LLC Wellington Management Company, LLP
Alger Equity Growth      New England Investment Management, LLC Fred Alger Management, Inc.
Davis Venture Value      New England Investment Management, LLC Davis Selected Advisers, L.P.
Salomon Brothers         New England Investment Management, LLC Salomon Brothers Asset Management Inc
Strategic Bond
Opportunities
MFS Investors            New England Investment Management, LLC Massachusetts Financial Services Company
MFS Research Managers    New England Investment Management, LLC Massachusetts Financial Services Company

  The Harris Oakmark Mid Cap Value Series' sub-adviser was Loomis Sayles until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co. became the sub-adviser. Harrris Associates became the sub-adviser on May 1, 2000. The Balanced Series' sub-adviser was Loomis Sayles until May 1, 2000, when Wellington Management Company became sub-adviser. The Putnam International Stock

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                      OF
                      NEW ENGLAND LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS--CONTINUED

Portfolio was substituted for the Morgan Stanley International Magnum Equity Series on December 1, 2000. The Morgan Stanley International Magnum Equity Series is no longer available for investment under the contracts.

  Metropolitan Life Insurance Company is investment adviser for the Metropolitan Series Fund Portfolios. Effective May 1, 2001 and pursuant to a shareholders meeting in April, the investment adviser will change to be MetLife Advisers, LLC. Putnam Investment Management, Inc. is the sub-investment manager of the Putnam Large Cap Growth Portfolio and the Putnam International Stock Portfolio. Putnam Investment Management, Inc. became the sub-investment manager on January 24, 2000. Prior to that time Santander Global Advisors, Inc. served as sub-investment manager.

6. INVESTMENT PURCHASES AND SALES.

  The following table shows the aggregate cost of Eligible Fund shares purchased and proceeds from the sales of Eligible Fund shares for each sub-account for the year ended December 31, 2000:

                                                        PURCHASES      SALES
                                                       ------------ ------------
   Back Bay Advisors Bond Income Series..............  $ 33,798,814 $ 28,672,221
   Back Bay Advisors Money Market Series.............   131,072,679  135,025,163
   Harris Oakmark Mid Cap Value Series...............    21,648,775   13,301,624
   Westpeak Growth and Income Series.................    61,104,548   57,211,010
   Loomis Sayles Small Cap Series....................    90,274,237   29,082,481
   Salomon Brothers U.S. Government Series...........    14,385,259   11,340,240
   Balanced Series...................................    28,316,566   37,564,587
   Alger Equity Growth Series........................   176,354,962   82,558,831
   Morgan Stanley International Magnum Equity Series.    39,483,518   28,400,620
   Davis Venture Value Series........................   130,376,379   57,094,901
   Salomon Brothers Strategic Bond Opportunities
    Series...........................................    17,645,736   17,630,800
   MFS Investors Series..............................    12,830,966    3,929,704
   MFS Research Managers.............................    45,991,878    7,869,866
   Putnam Large Cap Growth Portfolio +...............    16,666,265    2,194,044
   Putnam International Stock Portfolio +............    30,047,628    5,324,906

  --------
  +  For the period May 1, 2000 (Commencement of Operations) to December 31,
     2000.

7. ANNUITY RESERVES.

  For contracts payable on or after January 1, 1998, annuity reserves are computed according to the Annuity 2000 Mortality Tables. The assumed interest rate may be 0%, 3.5% or 5% as elected by the annuitant and as regulated by the laws of the respective states. Adjustments to annuity reserves are reimbursed to or from NELICO.

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED


8. INCREASES (DECREASES) IN ACCUMULATION UNITS.

  A summary of units outstanding for variable annuity contracts for the year ended December 31, 2000:

                       BOND            MONEY          MID CAP       GROWTH AND         SMALL           U.S.
                      INCOME          MARKET           VALUE          INCOME            CAP         GOVERNMENT       BALANCED
AGS                 SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
---               --------------- --------------- --------------- --------------- --------------- --------------- ---------------
Units
 Outstanding
 12/31/99.......  14,185,135.5317 14,978,748.5421 16,341,180.8477 40,417,726.2362 30,704,661.1452 14,531,962.1889 44,497,204.0828
Units Purchased.   1,345,284.3817  7,415,807.0030  3,150,311.7700  4,621,044.2069  7,081,771.5490  1,589,058.2669  3,939,865.5835
Units Redeemed..   3,530,698.8768 11,438,298.8982  5,096,080.0797 11,164,727.8070  5,084,368.5327  3,965,954.6970 14,384,964.3390
                  --------------- --------------- --------------- --------------- --------------- --------------- ---------------
Units
 Outstanding
 12/31/00.......  11,999,721.0366 10,956,256.6469 14,395,412.5380 33,874,042.6361 32,702,064.1615 12,155,065.7588 34,052,105.3273
                  =============== =============== =============== =============== =============== =============== ===============
Unit Value
 12/31/00.......           3.8650          2.2949          2.1202          2.8255          2.5347          1.4206         1.58310
                  =============== =============== =============== =============== =============== =============== ===============

                             EQUITY       INTERNATIONAL      VENTURE          BOND             MFS              MFS
                             GROWTH       MAGNUM EQUITY       VALUE       OPPORTUNITIES  INVESTORS SERIES RESEARCH MANAGER
                           SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                         --------------- --------------- --------------- --------------- ---------------- ----------------
Units Outstanding
 12/31/99............... 56,626,382.4624 27,369,194.8986 58,966,998.5569 30,999,990.3263  2,302,982.7788   1,846,793.2924
Units Purchased......... 10,186,534.2179  2,727,652.0450  5,345,681.1210  1,727,605.6926  2,549,470.6481   7,848,496.9274
Units Redeemed.......... 13,182,620.2110 30,096,846.9436  8,296,567.5507  7,215,431.3970  1,133,785.6288   1,461,792.7775
                         --------------- --------------- --------------- ---------------  --------------   --------------
Units Outstanding
 12/31/00............... 53,630,296.4693          0.0000 56,016,112.1272 25,512,164.6219  3,718,667.7981   8,233,497.4423
                         =============== =============== =============== ===============  ==============   ==============
Unit Value 12/31/00.....          3.1887          1.2676          3.0587          1.5269          1.0041           1.1287
                         =============== =============== =============== ===============  ==============   ==============

                      PUTNAM         PUTNAM
                    LARGE CAP     INTERNATIONAL
                   SUB-ACCOUNT     SUB-ACCOUNT
                  -------------- ---------------
Units
 Outstanding
 05/01/00.......     12,655.9364      4,246.4887
Units Purchased.  1,955,827.5035 32,995,581.9072
Units Redeemed..    223,470.6264  8,077,998.9541
                  -------------- ---------------
Units
 Outstanding
 12/31/00.......  1,745,012.8135 24,921,829.4418
                  ============== ===============
Unit Value
 12/31/00.......          0.7235          1.4940
                  ============== ===============

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED


                       BOND            MONEY          MID CAP       GROWTH AND         SMALL
                      INCOME          MARKET           VALUE          INCOME            CAP       U.S. GOVERNMENT    BALANCED
AGS 98              SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
------            --------------- --------------- --------------- --------------- --------------- --------------- ---------------
Units
 Outstanding
 12/31/99.......  10,828,514.0535 21,363,853.4941  6,533,739.7610 27,574,789.3153 11,468,962.5318 11,139,816.8193 21,660,900.0532
Units Purchased.   6,776,894.8140 36,970,539.5428  8,362,581.0704 14,069,735.6580 24,343,555.2720  7,796,705.0130 19,933,101.9020
Units Redeemed..   2,866,131.6011 34,538,024.6990  1,922,522.7060  5,172,575.6341  2,249,607.4083  2,879,283.9845 14,439,074.9674
                  --------------- --------------- --------------- --------------- --------------- --------------- ---------------
Units
 Outstanding
 12/31/00.......  14,739,277.2664 23,796,368.3379 12,973,798.1254 36,471,949.3392 33,562,910.3955 16,057,237.8478 27,154,926.9878
                  =============== =============== =============== =============== =============== =============== ===============
Unit Value
 12/31/00.......           3.8316          2.2751          2.1121          2.8147          2.5262          1.4162          1.5782
                  =============== =============== =============== =============== =============== =============== ===============

                                                                                               MFS             MFS
                             EQUITY       INTERNATIONAL      VENTURE          BOND          INVESTORS       RESEARCH
                             GROWTH       MAGNUM EQUITY       VALUE       OPPORTUNITIES      SERIES          MANAGER
                           SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                         --------------- --------------- --------------- --------------- --------------- ---------------
Units Outstanding
 12/31/99............... 35,474,744.9082 14,099,019.4004 33,707,655.7372 10,479,843.9442  3,628,951.6287  3,132,604.2437
Units Purchased......... 35,287,653.6100 21,169,679.1000 40,388,180.3100  8,707,400.1527  9,882,168.2180 26,884,360.4796
Units Redeemed..........  5,781,491.0983 35,268,698.5004 11,327,159.7880  2,680,363.0340  2,274,340.2832  2,087,417.0726
                         --------------- --------------- --------------- --------------- --------------- ---------------
Units Outstanding
 12/31/00............... 64,980,907.4199         0.00000 62,768,676.2592 16,506,881.0629 11,236,779.5635 27,929,547.6507
                         =============== =============== =============== =============== =============== ===============
Unit Value 12/31/00.....          3.1789          1.2637          3.0493          1.5222          1.0033          1.1278
                         =============== =============== =============== =============== =============== ===============

                      PUTNAM          PUTNAM
                     LARGE CAP     INTERNATIONAL
                    SUB-ACCOUNT     SUB-ACCOUNT
                  --------------- ---------------
Units
 Outstanding
 05/01/00.......     121,074.2200     28,582.3500
Units Purchased.  20,366,299.5516 35,098,058.3354
Units Redeemed..   6,474,636.7762  1,547,789.8950
                  --------------- ---------------
Units
 Outstanding
 12/31/00.......  14,012,736.9954 33,578,850.7904
                  =============== ===============
Unit Value
 12/31/00.......           0.7232          1.4867
                  =============== ===============

                         INDEPENDENT AUDITORS' REPORT

New England Life Insurance Company:

  We have audited the accompanying consolidated balance sheets of New England Life Insurance Company and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of New England Life Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 9, 2001

                       NEW ENGLAND LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                           2000        1999
                                                        ----------  ----------
ASSETS
Investments:
  Fixed Maturities, Available for Sale, at Estimated
   Fair Value.......................................... $  245,366  $  735,697
  Equity Securities, at Fair Value.....................     24,198      22,685
  Policy Loans.........................................    233,816     181,995
  Short-Term Investments...............................      9,554      62,619
  Other Invested Assets................................     82,378      16,798
                                                        ----------  ----------
   Total Investments...................................    595,312   1,019,794
Cash and Cash Equivalents..............................     44,584      84,371
Deferred Policy Acquisition Costs......................  1,020,830     930,703
Accrued Investment Income..............................     20,116      29,940
Premiums and Other Receivables.........................    121,285     119,750
Other Assets...........................................    110,064     105,982
Separate Account Assets................................  5,651,320   4,840,029
                                                        ----------  ----------
    TOTAL ASSETS....................................... $7,563,511  $7,130,569
                                                        ==========  ==========
LIABILITIES AND EQUITY
LIABILITIES
Future Policy Benefits................................. $  190,298  $  614,927
Policyholder Account Balances..........................    411,940     325,385
Other Policyholder Funds...............................    249,344     245,339
Policyholder Dividends Payable.........................      1,530         977
Short and Long-Term Debt...............................     --          75,053
Income Taxes Payable:
  Current..............................................      3,021         (77)
  Deferred.............................................     19,998      38,669
Due to Parent..........................................     88,418      72,247
Other Liabilities......................................     90,507      64,717
Separate Account Liabilities...........................  5,651,320   4,840,029
                                                        ----------  ----------
   TOTAL LIABILITIES...................................  6,706,376   6,277,266
                                                        ----------  ----------
Commitments and Contingencies (Notes 4, 8 and 9)
EQUITY
Common Stock, $125.00 par value; 50,000 shares
 authorized, 20,000 shares issued and outstanding......      2,500       2,500
Preferred Stock, $0.00 par value; 1,000,000 shares
 authorized, 200,000 shares issued and outstanding.....     --          --
Contributed Capital....................................    647,273     647,273
Retained Earnings......................................    215,920     214,528
Accumulated Other Comprehensive Income.................     (8,558)    (10,998)
                                                        ----------  ----------
   TOTAL EQUITY........................................    857,135     853,303
                                                        ----------  ----------
TOTAL LIABILITIES AND EQUITY........................... $7,563,511  $7,130,569
                                                        ==========  ==========

          See accompanying notes to consolidated financial statements.

                       NEW ENGLAND LIFE INSURANCE COMPANY

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                      2000      1999      1998
                                                    --------  --------  --------
REVENUES
Premiums..........................................  $125,219  $123,638  $100,689
Universal Life and Investment-Type Product Policy
 Fees.............................................   231,895   220,841   173,766
Net Investment Income.............................    63,260    68,498    49,077
Investment Gains (Losses), Net....................   (28,338)    2,922     5,610
Commissions, Fees and Other Income................   368,126   265,891   192,411
                                                    --------  --------  --------
   TOTAL REVENUES.................................   760,162   681,790   521,553
                                                    --------  --------  --------
BENEFITS AND OTHER DEDUCTIONS
Policyholder Benefits.............................   149,845   193,293   149,687
Interest Credited to Policyholder Account
 Balances.........................................    19,534    10,721     7,735
Policyholder Dividends............................    17,846    20,827    22,989
Other Operating Costs and Expenses................   535,874   381,881   316,659
                                                    --------  --------  --------
   TOTAL BENEFITS AND OTHER DEDUCTIONS............   723,099   606,722   497,070
                                                    --------  --------  --------
Income From Operations Before Income Taxes........    37,063    75,068    24,483
Income Taxes......................................    25,132    29,344    13,046
                                                    --------  --------  --------
   NET INCOME.....................................  $ 11,931  $ 45,724  $ 11,437
                                                    --------  --------  --------
Other Comprehensive Income (Loss), Net of Tax:
  Unrealized Investment Gains (Losses) (Net of
   Related Offsets, Reclassification Adjustments
   and Income Taxes, of $25,284, $(23,769), and
   $925 Respectively..............................     2,440   (28,437)       92
                                                    --------  --------  --------
COMPREHENSIVE INCOME..............................  $ 14,371  $ 17,287  $ 11,529
                                                    ========  ========  ========


          See accompanying notes to consolidated financial statements.

                       NEW ENGLAND LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                         ACCUMULATED
                              CAPITAL STOCK &               OTHER
                                CONTRIBUTED   RETAINED  COMPREHENSIVE
                                  CAPITAL     EARNINGS     INCOME      TOTAL
                              --------------- --------  ------------- --------
BALANCES AT DECEMBER 31,
 1997........................    $449,773     $166,422    $ 17,347    $633,542
Net Income...................       --          11,437       --         11,437
Change in Net Unrealized
 Investment Gains (Losses)...       --           --             92          92
Contributed Capital..........     200,000        --          --        200,000
                                 --------     --------    --------    --------
BALANCES AT DECEMBER 31,
 1998........................     649,773      177,859      17,439     845,071
Net Income...................       --          45,724       --         45,724
Preferred Stock Dividends....       --          (9,055)      --         (9,055)
Change in Net Unrealized
 Investment Gains (Losses)...       --           --        (28,437)    (28,437)
                                 --------     --------    --------    --------
BALANCES AT DECEMBER 31,
 1999........................     649,773      214,528     (10,998)    853,303
Net Income...................       --          11,931       --         11,931
Preferred Stock Dividends....       --         (10,539)      --        (10,539)
Change in Net Unrealized
 Investment Gains (Losses)...       --           --          2,440       2,440
                                 --------     --------    --------    --------
BALANCES AT DECEMBER 31,
 2000........................    $649,773     $215,920    $ (8,558)   $857,135
                                 ========     ========    ========    ========


          See accompanying notes to consolidated financial statements.

                       NEW ENGLAND LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                2000        1999       1998
                                             -----------  ---------  ---------
NET CASH USED IN OPERATING ACTIVITIES......  $  (655,313) $(159,314) $(311,296)
                                             -----------  ---------  ---------
Cash Flows from Investing Activities:
  Sales, Maturities and Repayments of:
   Available for Sale Fixed Maturities.....      586,894    114,478    164,566
   Equity Securities.......................       34,945      2,491     39,333
   Other, Net..............................      251,615         (1)       721
   Sales of Subsidiary.....................      (54,116)         0          0
  Purchases of:
   Available for Sale Fixed Maturities.....      (86,932)  (157,761)  (184,810)
   Equity Securities.......................       (8,521)    (9,590)   (80,066)
   Real Estate.............................          (86)    (3,251)    (3,644)
   Fixed Asset Property and Equipment......            0          0     (1,459)
   Other Assets............................     (321,386)      (302)       (89)
  Net Change in Short-Term Investments.....       53,065    (10,334)   (24,341)
  Net Change in Policy Loans...............      (51,821)   (46,195)   (31,017)
  Other, Net...............................         (259)    23,443      1,631
                                             -----------  ---------  ---------
NET CASH PROVIDED BY (USED IN) INVESTING
 ACTIVITIES................................      403,398    (87,022)  (119,175)
                                             -----------  ---------  ---------
Cash Flows from Financing Activities:
  Capital Contributions....................            0          0    200,000
  Preferred Stock..........................      (10,539)    (9,055)         0
  Repayment of Debt........................      (77,258)   (13,232)    (8,670)
  Policyholder Account Balances:
   Deposits................................    1,871,760    517,551    358,090
   Withdrawals.............................   (1,571,835)  (242,388)  (149,499)
  Financial Reinsurance Receivables........            0     34,233          0
                                             -----------  ---------  ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES..      212,128    287,109    399,921
                                             -----------  ---------  ---------
Change in Cash and Cash Equivalents........      (39,787)    40,773    (30,550)
Cash and Cash Equivalents, Beginning of
 Year......................................       84,371     43,598     74,148
                                             -----------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR.....  $    44,584  $  84,371  $  43,598
                                             ===========  =========  =========
Supplemental Cash Flow Information:
  Interest Paid............................  $     7,187  $      87  $   3,830
                                             ===========  =========  =========
  Income Taxes Paid........................  $    22,317  $  30,045  $  14,118
                                             ===========  =========  =========

          See accompanying notes to consolidated financial statements.

                       NEW ENGLAND LIFE INSURANCE COMPANY

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                 2000       1999       1998
                                              ---------  ---------  ---------
NET INCOME................................... $  11,931  $  45,724  $  11,437
Adjustments to Reconcile Net Income to Net
 Cash Provided by (Used in) Operating
 Activities:
  Change in Deferred Policy Acquisition
   Costs, Net................................  (101,313)  (186,467)  (145,787)
  Change in Accrued Investment Income........     9,824     (8,138)    (3,090)
  Change in Premiums and Other Receivables...    (1,535)    25,367    (82,081)
  Gains from Sales of Investments, Net.......   (28,338)    (2,922)    (5,610)
  Depreciation and Amortization Expenses.....    12,905     13,700     13,137
  Interest Credited to Policyholder Account
   Balances..................................    19,534     10,721      7,735
  Universal Life and Investment-Type Product
   Policy Fee Income.........................  (231,895)  (220,841)  (173,766)
  Change in Future Policy Benefits...........  (424,629)    53,181     61,317
  Change in Other Policyholder Funds.........     4,005     59,084     73,814
  Change in Policyholder Dividends Payable...       553        368        188
  Change in Income Taxes Payable.............   (11,490)   (26,871)     2,358
  Other, Net.................................    85,135     77,780    (70,948)
                                              ---------  ---------  ---------
NET CASH USED IN OPERATING ACTIVITIES........ $(655,313) $(159,314) $(311,296)
                                              =========  =========  =========


          See accompanying notes to consolidated financial statements.

                      NEW ENGLAND LIFE INSURANCE COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BUSINESS

  New England Life Insurance Company and its subsidiaries (the Company or NELICO) is a wholly owned stock life insurance subsidiary of Metropolitan Life Insurance Company (MetLife). The Company is headquartered in Boston, Massachusetts as a Massachusetts chartered company. The Company principally provides variable life insurance and variable annuity contracts through a network of general agencies and independent brokers located throughout the United States. The Company also provides participating and non-participating traditional life insurance, fixed annuity contracts, pension products, as well as, group life, medical, and disability coverage.

  Prior to the merger of New England Mutual Life Insurance Company (NEMLICO) with MetLife on August 30, 1996, New England Life Insurance Company (NELICO), formerly known as New England Variable Life Insurance Company (NEVLICO) was a subsidiary of NEMLICO. As a result of the merger, NEMLICO ceased to exist as a separate mutual life insurance company, and NELICO became a subsidiary of MetLife. NELICO has continued after the merger to conduct its existing business as well as administer the business activities of the former parent NEMLICO. (Note 13)

  Certain companies that were subsidiaries of NEMLICO became subsidiaries of NELICO as of the merger. The principal subsidiaries of which NELICO owns 100% of the outstanding common stock are: New England Pension and Annuity Company and Newbury Insurance Company, Limited, for insurance operations and New England Securities Corporation and New England Investment Management, Inc. for other operations. On February 28, 1998, NELICO created and became the sole owner of New England Life Holdings, Inc. which was established as a holding company for the non-insurance operations of the Company, principally, New England Securities and New England Investment Management. On April 30, 1999, the Company acquired all of the outstanding stock of NL Holding Corporation and its wholly owned subsidiaries, Nathan and Lewis Securities, Inc., and Nathan and Lewis Associates, Inc. Subsequent to the acquisition, NL Holding Corporation was transferred to New England Life Holdings, Inc. On November 5, 1999, New England Financial Distributors, a Limited Liability Corporation, was formed in which Nelico owns a 95% interest. On October 31, 2000, Exeter Reassurance Co., Ltd, a Bermuda Corporation was sold to Metlife, Inc. the parent company of Nelico. The principal business activities of the subsidiaries are disclosed below.

  New England Pension and Annuity Company (NEPA) was incorporated under the laws of the State of Delaware on September 12, 1980. NEPA holds licenses to sell annuity contracts in 22 states, but is currently not actively engaged in the sale or distribution of insurance products.

  Newbury Insurance Company, Limited (Newbury) was incorporated in Bermuda on May 1, 1987, and is registered as a Class 2 insurer under The Insurance Act 1978 (Bermuda). Newbury provides professional liability and personal injury coverage to the agents of NELICO through a facultative reinsurance agreement with Lexington Insurance Company. Effective September 1, 2000, Newbury began providing errors and omissions coverage to certain of the life insurance agents of MetLife through a facultative reinsurance agreement with Fireman's Fund Insurance Company.

  New England Securities Corporation (NES), a National Association of Securities Dealers (NASD) registered broker/dealer, conducts business as a wholesale distributor of investment products through the sales force of NELICO. Established in 1968, NES offers a range of investment products including mutual funds, investment partnerships, and individual securities. In 1994, NES became a Registered Investment Advisor with the Securities and Exchange Commission (SEC) and now offers individually managed portfolios. NES is the national distributor for variable annuity and variable life products issued by NELICO.

                      NEW ENGLAND LIFE INSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

  New England Investment Management, LLC (NEIM), which changed its name from TNE Advisers, Inc. in March 2000, was incorporated on August 26, 1994, and is registered as an investment adviser with the SEC, under the Investment Advisers Act of 1940. NEIM was organized to serve as an investment adviser to certain series of the New England Zenith Fund.

  NL Holding Corporation and subsidiaries (NL Holding) engages in securities brokerage, dealer trading in fixed income securities, over the counter stock, unit investment trusts, and the sale of insurance related products and annuities, sold through licensed brokers and independent agents. Nathan and Lewis Securities, Inc., a wholly owned subsidiary of NL Holding, is a National Association of Securities Dealers (NASD) registered broker/dealer. N&L Associates, a wholly owned subsidiary of NL Holding, is a general insurance agent which sells insurance policies and other insurance related products through its licensed brokers and independent agents.

  New England Financial Distributors, LLC (NEFD), was incorporated in Delaware on November 5, 1999. NEFD is licensed as an insurance agency to facilitate the distribution of insurance and other financial products, including securities.

 BASIS OF PRESENTATION

  The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Commonwealth of Massachusetts Division of Insurance (the "Division") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the Massachusetts Insurance Law. No consideration is given by the Division to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determination.

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining deferred policy acquisition costs, investment allowances and the liability for future policyholder benefits. Actual results could differ from those estimates.

 PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of New England Life Insurance and its subsidiaries, partnerships and joint ventures in which NELICO has a controlling interest. All material intercompany accounts and transactions have been eliminated.

  The Company accounts for its investments in real estate joint ventures and other limited partnership interests in which it does not have a controlling interest, but more than a minimal interest, under the equity method of accounting.

  Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2000 presentation.

 INVESTMENTS

  The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of accumulated other comprehensive income, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary.

                      NEW ENGLAND LIFE INSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

These adjustments are recorded as realized losses on investments. Realized gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

  Policy loans are stated at unpaid principal balances, which approximates fair value.

  Short-term investments are stated at amortized cost, which approximates fair value.

  Other invested assets are reported at their estimated fair value.

 CASH AND CASH EQUIVALENTS

  Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

 PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, which generally range from 4 to 15 years or the term of the lease, if shorter. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

  Accumulated depreciation on property and equipment and amortization of leasehold improvements was $54,427 and $45,320 at December 31, 2000 and 1999, respectively. Related depreciation and amortization expense was $10,555, $11,350 and $11,570 for the years ended December 31, 2000, 1999 and 1998, respectively.

 DEFERRED POLICY ACQUISITION COSTS

  The costs of acquiring new business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized over the expected life of the contract for participating traditional life, variable life, universal life, investment-type products, and variable annuities. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investments, mortality, expense margins and surrender charges. Actual gross profits can vary from management's estimates resulting in increases and decreases in the rate of amortization. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

  Deferred policy acquisition costs for non-medical health policies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

                      NEW ENGLAND LIFE INSURANCE COMPANY

  Information regarding deferred policy acquisition costs is as follows:

                                                   YEARS ENDED DECEMBER 31
                                                 ------------------------------
                                                    2000       1999      1998
                                                 ----------  --------  --------
   Balance at January 1........................  $  930,703  $710,961  $565,769
   Capitalized during the year.................     223,651   216,913   182,943
                                                 ----------  --------  --------
      Total....................................   1,154,354   927,874   748,712
   Amortization allocated to:
     Net realized investment gains.............         395      (616)   (5,282)
     Unrealized investment gains (losses)......     (23,770)   33,276      (595)
     Other Expenses............................    (110,149)  (29,831)  (31,874)
                                                 ----------  --------  --------
      Total amortization.......................    (133,524)    2,829   (37,751)
   Balance at December 31......................  $1,020,830  $930,703  $710,961
                                                 ==========  ========  ========

  Amortization of deferred policy acquisition costs is allocated to (1) realized investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (2) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized if such gains and losses had been realized and (3) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

  Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs. Presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

 ACQUISITIONS

  The Company acquired certain assets and assumed certain liabilities of NL Holding Corporation effective April 30, 1998. The acquisition was accounted for under the purchase method of accounting and is included in the financial statements as of the effective date of the transition. The cost of the acquisition was $35,082, which represents an initial cash settlement and payment of direct acquisition costs of $27,873, as well as, accrued contingent payment arrangements of $7,209 anticipated to be paid to the sellers over a three year period ending December 31, 2000. Goodwill of $23,498 was recorded, to be amortized on a straight-line basis over a ten year period.

  The 1998 and 1997 pro forma, unaudited financial data shown as follows presents the effect of the acquisition as if it had occurred at the beginning of the respective reporting periods. The pro forma financial data does not necessarily reflect the results of operations that would have been obtained had the acquisition occurred on the assumed date, nor is the financial data necessarily indicative of the results of the combined entities that may be achieved for any future period.

 PRO FORMA IMPACT OF ACQUISITION

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                               -----------------
                                                                 1998     1997
                                                               -------- --------
   Revenue.................................................... $557,229 $381,691
                                                               ======== ========
   Net Income................................................. $ 10,311 $ 25,049
                                                               ======== ========

                      NEW ENGLAND LIFE INSURANCE COMPANY

 OTHER INTANGIBLE ASSETS

  The excess of cost over the fair value of net assets acquired, which represents goodwill, and the value of business acquired are included in other assets. Goodwill is amortized on a straight-line basis over 10 years. The Company reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

  EXCESS OF PURCHASE PRICE OVER FAIR VALUE OF NET ASSETS ACQUIRED

                                                     YEARS ENDED DECEMBER 31,
                                                     -------------------------
                                                      2000     1999     1998
                                                     -------  -------  -------
   Net Balance, January 1........................... $19,581  $21,931  $     0
     Acquisitions...................................       0        0   23,498
     Amortization...................................  (2,350)  (2,350)  (1,567)
                                                     -------  -------  -------
   Net Balance, December 31......................... $17,231  $19,581  $21,931
                                                     =======  =======  =======
   December 31
     Accumulated Amortization....................... $(6,267) $(3,917) $(1,567)
                                                     =======  =======  =======

 FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

  Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (a) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 4% to 4.5%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (b) the liability for terminal dividends and (c) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

  Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 4% to 7%.

  Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rates used in establishing such liabilities range from 4% to 6.5%. Policyholder account balances for variable life, universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest ranging from 3.8% to 7.5%, less expense and mortality charges and withdrawals.

  The liability for unpaid claims represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. Revisions of these estimates are included in operations in the year such refinements are made.

 RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

  Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated life of the policies.

                      NEW ENGLAND LIFE INSURANCE COMPANY

  Premiums related to non-medical health contracts are recognized as income when due.

  Premiums related to variable life and universal life contracts are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality recognized ratably over the policy period, policy administration charges recognized as services are provided and surrender charges recognized as earned. Amounts that are charged to operations include interest credited to policyholders and benefit claims incurred in excess of related policyholder account balances.

  Premiums related to investment-type contracts are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for contract administration charges recognized ratably over the policy period. Amounts that are charged to operations include interest credited to policyholders.

 DIVIDENDS TO POLICYHOLDERS

  Dividends to policyholders are determined annually by the board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the Company.

 PARTICIPATING BUSINESS

  Participating business represented approximately 3.29% and 3.49% of the Company's life insurance in force, and 8.68% and 8.30% of the number of life insurance policies in force at December 31, 2000 and 1999, respectively. Participating policies represented approximately 54.96%, 56.77% and 95.78% of gross life insurance premiums, for the years ended December 31, 2000, 1999 and 1998, respectively.

 INCOME TAXES

  NELICO and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the Internal Revenue Code. Non-Includable subsidiaries file either separate or separate consolidated tax returns. Income tax expense has been calculated in accordance with the provisions of the Internal Revenue Code, as amended. The Company uses the liability method of accounting for income taxes. Income tax provisions are based on income reported for financial statement purposes. The future tax consequences of temporary differences between financial reporting and tax basis of assets and liabilities are measured as of the balance sheet dates and are recorded as deferred income tax assets or liabilities.

 REINSURANCE

  The Company has reinsured certain of its life insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits.

 SEPARATE ACCOUNTS

  Separate Accounts are established in conformity with the state insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Account assets are subject to general account claims only to the extent the value of such assets exceeds the Separate Account liabilities. Investments held in the Separate Accounts (stated at estimated fair market value) and liabilities of the Separate Accounts (including participants' corresponding equity in the Separate Accounts) are reported separately as assets and liabilities. Deposits to Separate Accounts, investment income, and realized and unrealized gains and losses on

                      NEW ENGLAND LIFE INSURANCE COMPANY
the investments of the Separate Account accrue directly to contract holders and, accordingly, are not reflected in the Company's financial statements. Mortality, policy administration and surrender charges to all Separate Accounts are included in revenues. See Note 14.

 APPLICATION OF ACCOUNTING PRONOUNCEMENTS

  Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). SOP 98-5 broadly defines start-up activities. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Adoption of SOP 98-5 did not have a material effect on the Company's consolidated financial statements.

  Effective January 1, 1999, the Company adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. The adoption of SOP 98-1 resulted in the capitalization of $6 million of software costs, which would have otherwise been expensed in 1999.

  Effective January 1, 1999, the Company adopted SOP 97-3, Accounting for Insurance and Other Enterprises for Insurance Related Assessments ("SOP 97-3"). SOP 97-3 provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities including recognition, measurement and disclosure of guaranty fund and other insurance related assessments. Adoption of SOP 97-3 did not have a material effect on the Company's consolidated financial statements.

  Statement of Financial Accounting Standards ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The company will adopt SFAS effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

  In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that 1) transfer only significant timing risk, 2) transfer only significant underwriting risk, 3) transfer neither significant timing or underwriting risk and 4) have an indeterminate risk. The Company was required to adopt SOP 98-7 as of January 1, 2000. Adoption of SOP 98-7 did not have a material effect on the Company's consolidated financial statements.

  In July 2000, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investments ("EITF NO. 99-20"). This pronouncement requires investors in certain asset backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. While the Company currently is in the process of quantifying the impact of EITF No. 99-20, the provisions of the consensus are not expected to have a material impact on the Company's consolidated financial statements.

  In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125 ("SFAS 140"). SFAS 140 is effective for

                      NEW ENGLAND LIFE INSURANCE COMPANY
transfers and extinguishments of liabilities occurring after March 31, 2001 and is effective for disclosures about securitizations and collateral and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. The Company is in the process of quantifying the impact, if any, of the provisions of SFAS 140 effective for future periods.

  Effective October 1, 2000, the Company adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's consolidated financial statements.

2. NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

  The components of net investment income are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     -------------------------
                                                      2000     1999     1998
                                                     -------  -------  -------
   Fixed maturities................................. $48,559  $54,490  $53,467
   Equity securities................................   2,122   13,896   (9,118)
   Real estate......................................      85      831    4,149
   Policy Loans.....................................  11,939    9,157    6,855
   Cash, cash equivalents and short-term
    Investments.....................................     412    3,494      861
   Other investment income..........................   4,993   (7,529)      76
                                                     -------  -------  -------
   Gross investment income..........................  68,110   74,339   56,290
   Investment expenses..............................  (4,850)  (5,841)  (7,213)
                                                     -------  -------  -------
   Net investment income............................ $63,260  $68,498  $49,077
                                                     =======  =======  =======

  Realized investment gains (losses), net, including changes in valuation allowances, are summarized as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                        2000     1999   1998
                                                      --------  ------ -------
   Fixed maturities.................................. $   (373) $  850 $10,899
   Equity securities.................................  (27,564)   --     --
   Other invested assets.............................     (796)  2,688      (7)
                                                      --------  ------ -------
     Subtotal........................................  (28,733)  3,538  10,892
   Less: Amounts allocable to amortization of
    deferred policy acquisition costs................     (395)    616   5,282
                                                      --------  ------ -------
   Investment gains (losses), net.................... $(28,338) $2,922 $ 5,610
                                                      ========  ====== =======

  Realized investment gains (losses) have been reduced by (1) deferred policy acquisition amortization to the extent that such amortization results from realized investment gains and losses, (2) additions to future policy benefits resulting from the need to establish additional liabilities due to the recognition of investment gains, and (3) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholders' accounts. This presentation may not be comparable to presentations made by other insurers.

                      NEW ENGLAND LIFE INSURANCE COMPANY

  The changes in unrealized investment gains (losses), net, included in accumulated other comprehensive income, are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     2000      1999     1998
                                                   --------  --------  -------
   Balance at January 1..........................  $(10,998) $ 17,439  $17,347
     Change in unrealized investment gains
      (losses)...................................     5,812   (73,813)     391
     Change in unrealized investment gains
      (losses)...................................
      Attributable to:
      Deferred policy acquisition costs..........   (10,575)   33,276     (595)
      Deferred income tax (expense) benefit......     7,203    12,100      296
                                                   --------  --------  -------
   Balance at December 31........................  $ (8,558) $(10,998) $17,439
                                                   ========  ========  =======

  The components of unrealized investment gains (losses), net, included in accumulated other comprehensive income, are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      2000      1999     1998
                                                     -------  --------  -------
   Balance, end of year, comprised of:
     Unrealized investment gains (losses) on:
      Fixed maturities.............................  $(5,060) $(35,205) $40,928
      Equity securities............................   (1,330)    3,511    1,191
      Other........................................      (19)    --       --
                                                     -------  --------  -------
                                                      (6,409)  (31,694)  42,119
   Amounts of unrealized investment gains (losses)
     Attributable to:
      Deferred policy acquisition costs............   (6,292)   17,478  (15,798)
      Deferred income tax (expense) benefit........    4,143     3,218   (8,882)
                                                     -------  --------  -------
   Balance, end of year............................  $(8,558) $(10,998) $17,439
                                                     =======  ========  =======

3. INVESTMENTS

 FIXED MATURITIES AND EQUITY SECURITIES

  The amortized cost, gross unrealized gain (loss) and estimated fair value of fixed maturities and equity securities, by category, are shown below.

 AVAILABLE FOR SALE SECURITIES

                                                             GROSS
                                                          UNREALIZED   ESTIMATED
                                               AMORTIZED -------------   FAIR
                                                 COST     GAIN   LOSS    VALUE
                                               --------- ------ ------ ---------
   DECEMBER 31, 2000
   Fixed Maturities:
     U.S. Treasury Securities and obligations
      of U.S. Government corporations and
      agencies...............................  $ 28,290  $   90 $  327 $ 28,053
     Foreign governments.....................    25,799     204    617   25,386
     Corporate...............................   170,856   2,428  6,214  167,070
     Mortgage-backed securities..............    25,481     458  1,082   24,857
                                               --------  ------ ------ --------
   Total Fixed Maturities....................  $250,426  $3,180 $8,240 $245,366
                                               ========  ====== ====== ========
   Equity Securities:
     Common Stocks...........................    25,528   2,120  3,450   24,198
                                               --------  ------ ------ --------
   Total Equity Securities...................  $ 25,528  $2,120 $3,450 $ 24,198
                                               ========  ====== ====== ========

                      NEW ENGLAND LIFE INSURANCE COMPANY

  AVAILABLE FOR SALE SECURITIES

                                                          GROSS
                                                        UNREALIZED
                                            AMORTIZED -------------- ESTIMATED
                                              COST     GAIN   LOSS   FAIR VALUE
                                            --------- ------ ------- ----------
   DECEMBER 31, 1999
   Fixed Maturities:
     U.S. Treasury Securities and
      obligations of U.S. Government
      corporations and agencies............ $ 33,909  $   20 $   439  $ 33,490
     Foreign governments...................   20,748     201     581    20,368
     Corporate.............................  670,602   5,074  40,237   635,439
     Mortgage-backed securities............   44,470     934     203    45,201
     Other.................................    1,199    --     --        1,199
                                            --------  ------ -------  --------
   Total Fixed Maturities.................. $770,928  $6,229 $41,460  $735,697
                                            ========  ====== =======  ========
   Equity Securities:
     Common Stocks.........................   19,174   4,191     680    22,685
                                            --------  ------ -------  --------
   Total Equity Securities................. $ 19,174  $4,191 $   680  $ 22,685
                                            ========  ====== =======  ========

  The amortized cost and estimated fair value of fixed maturities classified as available for sale, by contractual maturity, at December 31, 2000 are shown below.

                                                            AMORTIZED ESTIMATED
                                                              COST    FAIR VALUE
                                                            --------- ----------
   Due in one year or less................................  $ 19,555   $ 19,454
   Due after one year through five years..................    93,551     91,606
   Due after five years through ten years.................    88,953     87,075
   Due after ten years....................................    22,886     22,374
                                                            --------   --------
      Subtotal............................................  $224,945   $220,509
   Mortgage-backed securities.............................    25,481     24,857
                                                            --------   --------
   Total..................................................  $250,426   $245,366
                                                            ========   ========

  Fixed maturities not due at a single maturity date have been included in the above tables in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

  Sales of fixed maturities and equity securities are as follows:

                                                         2000    1999     1998
                                                       -------- ------- --------
   Fixed Maturities
     Proceeds......................................... $117,466 $64,925 $120,416
     Gross realized gains............................. $    476 $ 1,897 $ 10,901
     Gross realized losses............................ $    849 $ 1,047 $      2
   Equity Securities
     Proceeds......................................... $  1,762 $ 2,491 $ 39,333
     Gross realized gains............................. $    190 $   --  $    --
     Gross realized losses............................ $    183 $   --  $    --

  Excluding investments in U.S. governments and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

 STATUTORY DEPOSITS

  The Company had assets on deposit with regulatory agencies of $6,245 and $6,245 at December 31, 2000 and 1999, respectively.

                      NEW ENGLAND LIFE INSURANCE COMPANY

4. REINSURANCE AND OTHER INSURANCE TRANSACTIONS

  The Company assumes and cedes reinsurance with other insurance companies. The company continually evaluates the financial condition of its reinsurers and monitors concentration of credit risk in an effort to minimize its exposure to significant losses from reinsurer insolvencies. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements. The consolidated statements of income are presented net of reinsurance ceded.

  Effective July 1, 1999, the Company reinsured the general account liability for certain group pension variable contracts assumed from Sun Life Assurance Company of Canada (U.S.). The initial liability assumed included in Policyholder Account Balances was $44,431 at December 31, 1999, and was $25,902 at December 31, 2000.

  The effect of reinsurance on premiums earned is as follows:

                                                    2000       1999      1998
                                                  ---------  --------  --------
   Direct premiums............................... $ 220,856  $163,159  $110,768
   Reinsurance assumed...........................    11,670    57,479    58,329
   Reinsurance ceded.............................  (107,307)  (97,000)  (68,408)
                                                  ---------  --------  --------
   Net premiums earned........................... $ 125,219  $123,638  $100,689
                                                  =========  ========  ========

  Reinsurance recoverables, included in other receivables, were $80,195 and $83,091 at December 31, 2000 and 1999, respectively.

  Reinsurance and ceded commissions payables, included in other liabilities, were $0 and $23,400 at December 31, 2000 and 1999, respectively.

  The following provides an analysis of the activity in the liability for benefits relating to group accident and nonmedical health policies and contracts:

                                                        YEARS ENDED DECEMBER 31,
                                                         ----------------------
                                                          2000    1999    1998
                                                         ------  ------  ------
   Balance at January 1................................. $3,932  $1,953  $  809
     Less: Reinsurance recoverables.....................  3,147   1,565     647
                                                         ------  ------  ------
   Net balance at January 1.............................    785     388     162
                                                         ------  ------  ------
   Incurred related to:
     Current year.......................................    541     472     303
     Prior years........................................   (367)    (33)    (57)
                                                         ------  ------  ------
                                                            174     439     246
                                                         ------  ------  ------
   Paid related to:
     Current year.......................................     28      23       2
     Prior years........................................     73      19      18
                                                         ------  ------  ------
                                                            101      42      20
                                                         ------  ------  ------
   Balance at December 31...............................    857     785     388
     Add: Reinsurance recoverables......................  3,444   3,147   1,565
                                                         ------  ------  ------
   Balance at December 31............................... $4,301  $3,932  $1,953
                                                         ======  ======  ======

                      NEW ENGLAND LIFE INSURANCE COMPANY

5. INCOME TAXES

  The provision for income tax expense (benefit) in the consolidated statements of income is shown below:

                                                       CURRENT DEFERRED   TOTAL
                                                       ------- --------  -------
   2000
   Federal............................................ $36,449 $(12,302) $24,147
   State and Local....................................   --         985      985
                                                       ------- --------  -------
   Total.............................................. $36,449 $(11,317) $25,132
                                                       ======= ========  =======
   1999
   Federal............................................ $20,910 $  8,134  $29,044
   State and Local....................................   --         300      300
                                                       ------- --------  -------
   Total.............................................. $20,910 $  8,434  $29,344
                                                       ======= ========  =======
   1998
   Federal............................................ $13,734 $   (788) $12,946
   State and Local....................................   --         100      100
                                                       ------- --------  -------
   Total.............................................. $13,734 $   (688) $13,046
                                                       ======= ========  =======

  Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2000     1999    1998
                                                      -------  ------- -------
   Income before taxes............................... $37,063  $75,068 $24,483
   Income tax rate...................................     35%      35%     35%
                                                      -------  ------- -------
   Expected income tax expense at federal statutory
    income tax rate..................................  12,972   26,274   8,569
   Tax effect of:
     Tax exempt investment income....................     (16)   --       (100)
     State and local income taxes....................     985      300     100
     Tax credits.....................................   --       --       (100)
     Sale of Subsidiaries............................   9,595    --      --
     Prior year taxes................................       8      684   --
     Other, net......................................   1,588    2,086   4,577
                                                      -------  ------- -------
   Income Tax Expense................................ $25,132  $29,344 $13,046
                                                      =======  ======= =======

  Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax liabilities consisted of the following:

                                                               2000      1999
                                                             --------  --------
   Deferred tax assets:
     Policyholder liabilities...............................  282,720   233,504
     Tax Loss Carry-forwards................................    9,595
     Unrealized investment losses, net......................    4,143     3,218
     Other, net.............................................   11,265    15,035
                                                             --------  --------
   Total gross assets.......................................  307,723   251,757
                                                             --------  --------
   Less: Valuation Allowance................................    9,595     --
                                                             --------  --------
   Assets, Net of Valuation Allowance.......................  298,128   251,757
                                                             --------  --------
   Deferred tax liabilities:
     Investments............................................   (2,489)     (216)
     Deferred policy acquisition costs...................... (298,465) (267,249)
     Other, net.............................................  (17,172)  (22,961)
                                                             --------  --------
   Total gross liabilities.................................. (318,126) (290,426)
                                                             --------  --------
   Net deferred tax liability...............................  (19,998)  (38,669)
                                                             ========  ========

                      NEW ENGLAND LIFE INSURANCE COMPANY

6. EMPLOYEE BENEFIT PLANS

  Effective January 1, 2001, the Company's employees became employees of Metropolitan Life Insurance Company and in connection with this transition the New England Life Insurance Company Retirement Plan and Trust ("NEF Retirement Plan") merged into the Metropolitan Life Retirement Plan for United States Employees ("Retirement Plan") and the New England 401K Plan and Trust ("NEF 401k Plan") merged into the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates ("SIP"). Retirement benefits are based primarily on years of service and the employee's average salary. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes.

                                                    DECEMBER 31,
                                         --------------------------------------
                                         PENSION BENEFITS     OTHER BENEFITS
                                         ------------------  ------------------
                                           2000      1999      2000      1999
                                         --------  --------  --------  --------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at
 beginning of year.....................  $254,789  $252,487  $ 46,622  $ 48,987
Service cost...........................     6,969     8,172       774       973
Interest cost..........................    19,946    18,488     3,249     3,351
Actuarial gain.........................    12,541   (15,914)   (1,911)   (3,214)
Divestitures...........................     --        --        --        --
Curtailments...........................     --        --        --        --
Terminations...........................     --        --        --        --
Change in benefits.....................     --        --        --        --
Benefits paid..........................    (8,445)   (8,444)   (3,382)   (3,475)
                                         --------  --------  --------  --------
Projected benefit obligation at end of
 year..................................  $285,800  $254,789  $ 45,352  $ 46,622
                                         --------  --------  --------  --------
CHANGE IN PLAN ASSETS
Contract value of plan assets at
 beginning of year.....................  $210,223  $184,803  $  --  $     --
Actual return on plan assets...........     6,676    25,300     --        --
Employer contribution..................     4,908     7,620     --        --
Benefits paid..........................    (8,445)   (7,500)    --        --
                                         --------  --------  --------  --------
Contract value of plan assets at end of
 year..................................  $213,362  $210,223  $  --  $     --
                                         --------  --------  --------  --------
Under funded...........................  $(72,438) $(44,566) $(45,352) $(46,622)
Unrecognized net asset at transition...     --         (503)    --        --
Unrecognized net actuarial gains
 (losses)..............................    31,474     7,681   (20,769)  (20,068)
Unrecognized prior service cost........    15,029    15,942        (7)       (8)
                                         --------  --------  --------  --------
Accrued benefit cost...................  $(25,935) $(21,446) $(66,128) $(66,698)
                                         ========  ========  ========  ========
Qualified plan prepaid (accrued)
 pension cost..........................  $ (3,219) $ (2,675) $  --  $     --
Non-qualified plan prepaid (accrued)
 pension cost..........................   (22,716)  (18,771)    --        --
                                         --------  --------  --------  --------
Accrued benefit cost...................  $(25,935) $(21,446) $  --  $     --
                                         ========  ========  ========  ========

  The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

                                                NON-QUALIFIED
                           QUALIFIED PLAN           PLAN                TOTAL
                          ------------------  ------------------  ------------------
                            2000      1999      2000      1999      2000      1999
                          --------  --------  --------  --------  --------  --------
Aggregate projected
 benefit obligation.....  $245,000  $224,653  $ 40,800  $ 30,136  $285,800  $254,789
Aggregate contract value
 of plan assets
 (principally Company
 contracts).............   213,362   210,223     --        --      213,362   210,223
                          --------  --------  --------  --------  --------  --------
Over/(Under) funded.....  $(31,638) $(14,430) $(40,800) $(30,136) $(72,438) $(44,566)
                          ========  ========  ========  ========  ========  ========

                      NEW ENGLAND LIFE INSURANCE COMPANY

  The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

                                                                       OTHER
                                                  PENSION BENEFITS   BENEFITS
                                                  ----------------- -----------
                                                    2000     1999   2000  1999
                                                  -------- -------- ----- -----
    WEIGHTED AVERAGE ASSUMPTIONS AS OF
     DECEMBER 31,
    Discount rate..............................      7.75%    7.00% 7.50% 7.75%
    Expected return on plan assets.............      9.00%    8.50%  --    --
    Rate of compensation increase..............      5.50%    5.50%  --    --

  The assumed health care cost trend rate used in measuring the accumulated nonpension postretirement benefit obligation was generally 6.6% in 2000, gradually decreasing to 5.00% over five years and generally 7.00% in 1999, gradually decreasing to 5.00% over five years.

  Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                 ONE % INCREASE ONE % DECREASE
                                                 -------------- --------------
   Effect on total of service and interest cost
    components..................................     67,383         (85,414)
   Effect on accumulated postretirement benefit
    obligation..................................    806,000        (993,000)

  The components of periodic benefit costs were as follows:

                                 PENSION BENEFITS            OTHER BENEFITS
                            ----------------------------  -----------------------
                              2000      1999      1998     2000     1999    1998
                            --------  --------  --------  -------  ------  ------
   Service cost............ $  6,969  $  8,172  $  6,927  $   774  $  973  $  942
   Interest cost...........   19,946    18,488    15,878    3,249   3,351   3,267
   Expected return on plan
    assets.................  (18,593)  (15,698)  (12,866)   --       --      --
   Net amortization and
    deferrals..............    1,074     1,322       669   (1,211)   (934)    167
                            --------  --------  --------  -------  ------  ------
   Net periodic benefit
    cost................... $  9,396  $ 12,284  $ 10,608  $ 2,812  $3,390  $4,376
                            ========  ========  ========  =======  ======  ======

 SAVINGS AND INVESTMENT PLANS

  The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $2,130, $2,187 and $2,252 for the years ended December 31, 2000, 1999 and 1998, respectively.

7. LEASES

  In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenue. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sub-rental income, and minimum gross rental payments relating to these lease agreements were as follows:

                                                  RENTAL SUB-RENTAL GROSS RENTAL
                                                  INCOME   INCOME     EXPENSE
                                                  ------ ---------- ------------
     2001........................................  $ 72     $--        $  373
     2002........................................    75      --           373
     2003........................................    64      --           373
     2004........................................   --       --          --
     2005........................................   --       --          --
     Thereafter..................................   --       --          --
                                                   ----     ---        ------
     Total.......................................  $211     $--        $1,119
                                                   ====     ===        ======

                      NEW ENGLAND LIFE INSURANCE COMPANY

  MetLife, Inc. will be assuming payments for sub-rental income and gross rental expense for office space, data processing and other equipment beginning in 2001 on the home office property owned by MetLife, Inc. The gross rental expense paid by the Company in 2000 was $12,223.

8. DEBT

  In 1995, the Company borrowed $25,000 from a bank, bearing interest, payable monthly, at a variable rate equal to the greater of the bank's base rate or money market rates plus 0.6% per annum. The loan was collateralized by sales loads and surrender charges collected on a defined block of variable life insurance policies issued by the Company. Repayment was structured in a manner to result in repayment over a term of five years or less. The Company repaid the entire outstanding balance of the loan in January 1999. Repayments of principal and interest of $13,310 and $8,612 were made during 1999 and 1998, respectively. The interest rate applied was 6.4% and 6.4% at January 31, 1999 and December 31, 1998 respectively.

9. COMMITMENTS AND CONTINGENCIES

  Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's premium taxes. The Company paid guaranty fund assessments of approximately, $218 and $197 and $204 in 2000, 1999, and 1998, respectively, of which $206 and $197 and $203 were to be credited against premium taxes.

  Various litigation, claims and assessments against the Company, in addition to those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

  In some of the matters referred to above, large and/or indeterminate amounts, including punitive damages and treble damages, are sought. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes, after consideration of available insurance and reinsurance and the provisions made in the Company's consolidated financial statements, are not likely to have a material adverse effect on the Company's consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular annual periods.

                      NEW ENGLAND LIFE INSURANCE COMPANY

10. OTHER EXPENSES

  Other operating costs and expenses consisted of the following:

                               YEARS ENDED DECEMBER 31,
                             -------------------------------
                               2000       1999       1998
                             ---------  ---------  ---------
   Compensation............  $  92,430  $  96,887  $  86,822
   Commissions.............    245,942    205,463    166,218
   Interest and debt
    expense................      5,527      5,493      9,374
   Amortization of policy
    acquisition costs......    110,149     29,831     31,874
   Capitalization of policy
    acquisition costs......   (223,651)  (216,913)  (182,943)
   Rent expense, net of
    sub-lease income.......     48,280      5,550      4,252
   Insurance taxes,
    licenses, and fees.....     27,236     21,253     21,802
   Other...................    229,961    234,317    179,260
                             ---------  ---------  ---------
   Total...................  $ 535,874  $ 381,881  $ 316,659
                             =========  =========  =========

11. FAIR VALUE INFORMATION

  The estimated fair value amounts of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

  Amounts related to the Company's financial instruments are as follows:

                                                             CARRYING ESTIMATED
                                                              VALUE   FAIR VALUE
                                                             -------- ----------
   DECEMBER 31, 2000:
   Assets
     Fixed maturities....................................... $245,366  $245,366
     Equity securities......................................   24,198    24,198
     Policy loans...........................................  233,816   233,816
     Short-term investments.................................    9,554     9,554
     Cash and cash equivalents..............................   44,584    44,584
   Liabilities
     Policyholder account balances..........................  101,252    99,158

                                                             CARRYING ESTIMATED
                                                              VALUE   FAIR VALUE
                                                             -------- ----------
   DECEMBER 31, 1999:
   Assets
     Fixed maturities....................................... $735,697  $735,697
     Equity securities......................................   22,685    22,685
     Policy loans...........................................  181,995   181,995
     Short-term investments.................................   62,619    62,619
     Cash and cash equivalents..............................   84,371    84,371
   Liabilities
     Policyholder account balances..........................   84,037    82,765
     Other policyholder funds...............................      525       525
     Short and long-term debt...............................   75,053    75,053

  The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

                      NEW ENGLAND LIFE INSURANCE COMPANY

 FIXED MATURITIES AND EQUITY SECURITIES

  The fair value of fixed maturities and equity securities that are publicly traded are based upon quotations obtained from an independent market pricing service or published by applicable stock exchanges. For securities for which the market values were not readily available, fair values were estimated by management, based primarily on interest rates, maturity, credit quality and average life.

 POLICY LOANS

  Policy loans are stated at unpaid principal balances, which approximates fair value.

 CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

  The carrying values for cash and cash equivalents and short-term investments approximated fair market values due to the short-term maturities of these instruments.

 POLICYHOLDER ACCOUNT BALANCES

  The fair value of policyholder account balances are estimated by discounting expected future cash flows, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Other policyholder funds include liabilities without defined durations such as policy proceeds and dividends left with the Company. The estimated fair value of such liabilities, which generally are of short duration or have periodic adjustments of interest rates, approximates their carrying value.

 SHORT-TERM AND LONG-TERM DEBT

  Short-term and long-term debt are stated at unpaid principal balances, which approximates fair value.

12. STATUTORY FINANCIAL INFORMATION

  The reconciliation of statutory surplus and statutory net income, determined in accordance with accounting practices prescribed or permitted by the Massachusetts Department of Insurance with such amounts determined in conformity with accounting principles generally accepted in the United States of America were as follows:

                                                  YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  2000       1999       1998
                                               ----------  ---------  ---------
   Statutory surplus.........................  $  353,101  $ 399,864  $ 456,525
   Adjustments to GAAP for:
     Future policy benefits and policyholders
      account balances.......................    (548,323)  (435,980)  (336,821)
     Deferred policy acquisition costs.......   1,020,830    930,703    710,961
     Deferred federal income taxes...........      19,998    (38,669)   (42,334)
     Valuation of investments................      (5,100)   (46,890)    53,514
     Statutory asset valuation reserves......      16,393     13,514     10,636
     Statutory interest maintenance reserve..         266        462        816
     Surplus notes...........................      --        (75,053)   (69,560)
     Receivables from reinsurance
      transactions...........................      --          5,049     26,004
     Other, net..............................      39,966    100,303     35,330
                                               ----------  ---------  ---------
   GAAP equity...............................  $  857,135  $ 853,303  $ 845,071
                                               ==========  =========  =========
   Statutory net income (loss)...............  $  (11,085) $ (40,928) $ (28,043)
   Adjustments to GAAP for:
     Future policy benefits and policyholder
      account balances.......................    (311,223)  (295,868)  (196,754)
     Deferred policy acquisition costs.......     177,366    186,497    135,788
     Deferred federal income taxes...........      11,317     (8,434)       688
     Valuation of investments................     (60,529)    13,681    (13,490)
     Statutory interest maintenance reserve..        (196)      (354)       245
     Other, net..............................     206,281    191,130    113,003
                                               ----------  ---------  ---------
   GAAP net income...........................  $   11,931  $  45,724  $  11,437
                                               ==========  =========  =========

                      NEW ENGLAND LIFE INSURANCE COMPANY

13. RELATED PARTY TRANSACTIONS

  MetLife and the Company have entered into an Administrative Services Agreement to provide all administrative, accounting, legal and similar services to MetLife for certain administered contracts, which are life insurance and annuity contracts issued by NEMLICO prior to the merger, and those policies and contracts defined in the Administrative Services Agreement as Transition Policies which were sold by the Company's field force post-merger.

  The Company charged MetLife $164,293, $160,792 and $193,641 including accruals for administrative services on NEMLICO administered contracts for 2000, 1999, and 1998, respectively. In addition, $60,697, $9,442 and $14,123 for 2000, 1999 and 1998, respectively, was paid or payable by MetLife to the Company for varied and miscellaneous other services. These services were charged based upon direct costs incurred. Service fees are recorded by NELICO as a reduction in operating expenses.

  On December 30, 1998 the Company sold to MetLife Credit Corporation shares of preferred stock for $200,000. The Company paid $10,539 and 9,055 of dividends on the preferred stock in 2000 and 1999, respectively.

  On April 30, 1998 the Company acquired all the outstanding stock of N.L. Holding Corporation and its subsidiaries, and concurrently contributed such stock to the Company's downstream holding company, New England Life Holding Inc. In conjunction with the acquisition, the Company entered into employment agreements with key individuals of N.L. Holding Corporation. The Company paid $0, $2,730 and $6,166 in 2000, 1999 and 1998, respectively under these agreements.

  Commissions earned by NES from sales of New England Funds (NEF) and State Street Research (SSR) shares, subsidiaries of MetLife, for 2000 were $11,604 and $568, respectively. Included in accrued income at December 31, 2000, were amounts receivable for sales-based commissions from NEF and SSR totaling $108 and $3, respectively. In 2000, NES earned asset-based income of $10,213 and $263 on average assets of approximately $3,500,000 and $110,000 under management with NEF and SSR, respectively. Included in accrued income at December 31, 1999 were amounts receivable for asset-based commissions from NEF and SSR totaling $321 and $9, respectively.

  Commissions earned by NES from sales of New England Funds (NEF) and State Street Research (SSR) shares, subsidiaries of MetLife, for 1999 were $12,736 and $751, respectively. Included in accrued income at December 31, 1999, were amounts receivable for sales-based commissions from NEF and SSR totaling $312 and $4, respectively. In 1999, NES earned asset-based income of $11,184 and $183 on average assets of approximately $4,500,000 and $101,000 under management with NEF and SSR, respectively. Included in accrued income at December 31, 2000 were amounts receivable for asset-based commissions from NEF and SSR totaling $307 and $0, respectively.

  Commissions earned by NES from sales of New England Funds (NEF) and State Street Research (SSR) shares, subsidiaries of MetLife, for 1998 were $15,204 and $1,159, respectively. Included in accrued income at December 31, 1998, were amounts receivable for sales-based commissions from NEF and SSR totaling $385 and $14, respectively. In 1998, NES earned asset-based income of $9,193 and $139 on average assets of approximately $4,300,000 and $77,000 under management with NEF and SSR, respectively.

  Stockholder dividends or other distributions proposed to be paid by NELICO must be approved by the Massachusetts Commissioner of Insurance if such dividends or distributions, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) 10% of NELICO's statutory surplus as regards policyholders as of the previous December 31, or (2) NELICO's statutory net gain from operations for the 12 month period ending the previous December 31.

                      NEW ENGLAND LIFE INSURANCE COMPANY

  Of the statutory profits earned by NELICO on participating policies and contracts, the portion which shall inure to the benefit of NELICO's stockholder shall not exceed the larger of (1) 10% of such statutory profits, or (2) fifty cents per year per thousand dollars of participating life insurance other than group term insurance in force at the end of the year.

14. SEPARATE ACCOUNTS

  Separate accounts reflect non-guaranteed separate accounts totaling $5,651,320 and $4,840,029 at December 31, 2000 and 1999, respectively, wherein the policyholder assumes the investment risk.

  Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees totaling $46,016, $36,934 and $30,714 in 2000, 1999 and 1998,
respectively.

15. CODIFICATION

  In March 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("Codification"). Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Commonwealth of Massachusetts Division of Insurance (the "Division") requires adoption of Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. The Company believes that the adoption of Codification by the NAIC and Codification as modified by the Division, as currently interpreted, will not adversely affect statutory capital and surplus as of January 1, 2001.

16. BUSINESS SEGMENT INFORMATION

  The Company provides insurance and financial services to customers primarily in the United States. The Company's core businesses are divided into five segments: Individual Life, Individual Annuity, Group Pension, Group Accident and Health, and Corporate. These segments are managed separately because they either provide different products and services, require different strategies, or have different technology requirements.

  Individual Life sells primarily variable life as well as traditional life policies. Individual Annuity sells a variety of fixed annuity and variable annuity contracts. Group Pension sells a variety of group annuity and pension contracts to corporations and other institutions. Group Accident and Health provides group life, medical, and disability contracts to corporations and small businesses. Through its Corporate segment, the Company reports the operating results of subsidiaries as well as items that are not allocated to any of the business segments.

  Set forth in the following tables is certain financial information with respect to the Company's operating segments for the years ended December 31, 2000, 1999 and 1998. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations after income taxes. The Company does not allocate non-recurring items to the segments.

  Allocation of net investment income and investment gains (losses), net were based on the amount of assets allocated to each segment. Other costs and operating costs were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing.

                       NEW ENGLAND LIFE INSURANCE COMPANY

                                                 DECEMBER 31, 2000
                          --------------------------------------------------------------------
                                                                        CORPORATE
                          INDIVIDUAL  INDIVIDUAL   GROUP      GROUP        AND
                             LIFE      ANNUITY    PENSION   LIFE, A&H  SUBSIDIARIES   TOTAL
                          ----------  ----------  --------  ---------  ------------ ----------
REVENUES
Premiums................  $   69,639  $    --     $     18  $ 35,696     $ 19,866   $  125,219
Universal Life and
 Investment-Type Product
 Policy Fees............     200,315      25,027     6,552     --           --         231,895
Net Investment Income...     (13,001)     (1,214)    1,636       (97)      75,935       63,260
Investment Gains
 (Losses), Net..........      35,203       1,789    (2,488)      143      (62,984)     (28,338)
Commissions, Fees and
 Other Revenues.........      27,348      10,303     7,369    45,843      277,262      368,126
                          ----------  ----------  --------  --------     --------   ----------
Total Revenues..........     319,504      35,906    13,087    81,585      310,079      760,162
BENEFITS AND OTHER
 DEDUCTIONS
Policyholder Benefits...      82,818       5,212        30    31,366       30,418      149,845
Interest Credited to
 Policyholder Account
 Balances...............      13,034       2,405     3,054     --           1,040       19,534
Policyholder Dividends..       2,760      --         --          (33)      15,119       17,846
Other Operating Costs
 and Expenses...........     159,955      32,805     8,080    50,837      284,197      535,874
                          ----------  ----------  --------  --------     --------   ----------
Total Benefits and Other
 Deductions.............     258,567      40,423    11,165    82,170      330,775      723,099
Income from Operations
 Before Income Taxes....      60,938      (4,517)    1,923      (585)     (20,696)      37,063
Income Taxes............       8,938      (2,207)    1,615      (189)      16,975       25,132
                          ----------  ----------  --------  --------     --------   ----------
Net Income..............      52,000      (2,310)      308      (396)     (37,671)      11,931
                          ==========  ==========  ========  ========     ========   ==========
ASSETS
Deferred Policy
 Acquisition Costs......     914,797      82,663    10,984    12,385        --       1,020,830
Separate Account Assets.   2,879,330   1,703,628   726,411   341,951        --       5,651,320

LIABILITIES
Policyholder
 Liabilities............     676,503      69,673    38,248    57,556       11,132      853,112
Separate Account
 Liabilities............   2,879,330   1,703,628   726,411   341,951        --       5,651,320

                       NEW ENGLAND LIFE INSURANCE COMPANY

                                                 DECEMBER 31, 1999
                          --------------------------------------------------------------------
                                                                        CORPORATE
                          INDIVIDUAL  INDIVIDUAL   GROUP      GROUP        AND
                             LIFE      ANNUITY    PENSION   LIFE, A&H  SUBSIDIARIES   TOTAL
                          ----------  ----------  --------  ---------  ------------ ----------
REVENUES
Premiums................  $   63,358  $    --     $     15  $ 28,652     $ 31,613   $  123,638
Universal Life and
 Investment-Type Product
 Policy Fees............     199,701      16,771     4,369     --           --         220,841
Net Investment Income...     (31,181)       (108)      (13)      167       99,633       68,498
Investment Gains
 (Losses), Net..........         402           1     --           (1)       2,520        2,922
Commissions, Fees and
 Other Revenues.........      25,376       6,708     3,005    34,610      196,192      265,891
                          ----------  ----------  --------  --------     --------   ----------
Total Revenues..........     257,656      23,372     7,376    63,428      329,958      681,790
BENEFITS AND OTHER
 DEDUCTIONS
Policyholder Benefits...     124,727       4,624       113    23,814       40,015      193,293
Interest Credited to
 Policyholder Account
 Balances...............       8,811       1,623     1,220        30         (963)      10,721
Policyholder Dividends..       1,739      --         --          (32)      19,120       20,827
Other Operating Costs
 and Expenses...........     128,466      21,826     6,196    36,326      189,067      381,881
                          ----------  ----------  --------  --------     --------   ----------
Total Benefits and Other
 Deductions.............     263,743      28,073     7,529    60,138      247,239      606,722
Income from Operations
 Before Income Taxes....      (6,087)     (4,701)     (153)    3,290       82,719       75,068
Income Taxes............       1,357      (1,563)      (26)    1,244       28,332       29,344
                          ----------  ----------  --------  --------     --------   ----------
Net Income..............  $   (7,444) $   (3,138) $   (127) $  2,046     $ 54,387   $   45,724
                          ==========  ==========  ========  ========     ========   ==========
ASSETS
Deferred Policy
 Acquisition Costs......  $  771,879  $   63,123  $ 10,499  $  8,539     $ 76,663   $  930,703
Separate Account Assets.   2,704,767   1,398,993   517,920   218,349        --       4,840,029

LIABILITIES
Policyholder
 Liabilities............     535,662      43,674    45,407    43,936      517,949    1,186,628
Separate Account
 Liabilities............   2,704,767   1,398,993   517,920   218,349        --       4,840,029

                      NEW ENGLAND LIFE INSURANCE COMPANY

                                                 DECEMBER 31, 1998
                          ------------------------------------------------------------------
                                                            GROUP     CORPORATE
                          INDIVIDUAL  INDIVIDUAL  GROUP     LIFE,        AND
                             LIFE      ANNUITY   PENSION     A&H     SUBSIDIARIES   TOTAL
                          ----------  ---------- --------  --------  ------------ ----------
REVENUES
Premiums................  $   48,733   $     31  $    417  $ 21,394    $ 30,114   $  100,689
Universal Life and
 Investment-Type Product
 Policy Fees............     161,936      9,332     2,788      (290)      --         173,766
Net Investment Income...     (22,496)    (1,752)     (405)      651      73,079       49,077
Investment Gains
 (Losses), Net..........        (182)        (7)       (4)       17       5,786        5,610
Commissions, Fees and
 Other Revenues.........       9,408      6,042     1,118    20,430     155,413      192,411
                          ----------   --------  --------  --------    --------   ----------
Total Revenues..........     197,399     13,646     3,914    42,202     264,392      521,553
BENEFITS AND OTHER
 DEDUCTIONS
Policyholder Benefits...      84,709      3,943       874    13,561      46,600      149,687
Interest Credited to
 Policyholder Account
 Balances...............       6,337      1,264        83     --             51        7,735
Policyholder Dividends..       1,135          4     --            3      21,847       22,989
Other Operating Costs
 and Expenses...........     103,284     14,324     3,617    15,731     179,703      316,659
                          ----------   --------  --------  --------    --------   ----------
Total Benefits and Other
 Deductions.............     195,465     19,535     4,574    29,295     248,201      497,070
Income from Operations
 Before Income Taxes....       1,934     (5,889)     (660)   12,907      16,191       24,483
Income Taxes............       9,968       (402)     (423)    3,986         (83)      13,046
                          ----------   --------  --------  --------    --------   ----------
Net Income..............  $   (8,034)  $ (5,487) $   (237) $  8,921    $ 16,274   $   11,437
                          ==========   ========  ========  ========    ========   ==========
ASSETS
Deferred Policy
 Acquisition Costs......  $  616,959   $ 42,524  $  2,359  $  2,511    $ 46,608   $  710,961
Separate Account Assets.   2,073,552    835,648   235,467   113,716       --       3,258,383

LIABILITIES
Policyholder
 Liabilities............     380,586     38,912       768    19,233     519,353      958,852
Separate Account
 Liabilities............   2,073,552    835,648   235,467   113,716       --       3,258,383

  Revenues derived from any single customer do not exceed 10% of the total consolidated revenues for the years presented. Revenues were predominantly generated from United States activity. Activity from other geographic locations did not exceed 10% for any geographic location.

PART C.             OTHER INFORMATION

ITEM 24.            Financial Statements and Exhibits

(a)  Financial Statements

     The following financial statements of the Registrant are included in Part B of this Registration Statement:

     Statement of Assets and Liabilities as of December 31, 2000.

     Statement of Operations for the year ended December 31, 2000.

     Statement of Changes in Net Assets for the years ended December 31, 2000 and 1999.

     Notes to Financial Statements.

     The following financial statements of the Depositor are included in Part B of this Pre-Effective Amendment to the Registration Statement on Form N-4:

     Consolidated Balance Sheets as of December 31, 2000 and 1999.

     Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2000, 1999 and 1998.

     Consolidated Statements of Equity for the years ended December 31, 2000, 1999 and 1998.

     Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.

     Notes to Consolidated Financial Statements.

(b)  Exhibits

(1) Resolutions of Board of Directors of the Depositor (effective July 1, 1994) authorizing the Registrant are incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

(2)  None.


                                     III-1

(3) (i) Form of Distribution Agreement is incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4
(No. 33-85442) filed on May 1, 1998.

     (ii) Form of Selling Agreement with other broker-dealers is incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

     (iii) Additional Form of Selling Agreement with broker-dealers is incorporated herein by reference to Registration Statement on Form N-4 (No. 33-64879) filed on December 11, 1995.

     (iv) Additional Forms of Selling Agreement are incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 30, 1997.

(4) (i) Form of Variable Annuity Contract is incorporated herein by reference to the Registration Statement on Form N-4 (No. 333-51676) filed on December 12, 2000.

     (ii) Forms of Endorsements: (Enhanced Dollar Cost Averaging Rider; Three Month Market Entry Rider; Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider; Waiver of Withdrawal Charge for Terminal Illness Rider; Fixed Account Rider for Variable Annuity; Additional Death Benefit Rider [-Earnings Preservation Benefit]; Death Benefit Rider [-Greater of Annual Step-up or 5% Annual decrease]; Death Benefit Rider [-Return of Purchase Payments]; Death Benefit Rider [-Annual Step-up]; Guaranteed Minimum Income Benefit [- Living Benefit]; and Purchase Payment Credit) are incorporated herein by reference to the Registration Statement on Form N-4 (No. 333-51676) filed on December 12, 2000.

     (iii) Form of Variable Annuity Contract filed herewith.

     (iv) Forms of Endorsements: (Fixed Account Rider for Variable Annuity, NEL-500 (05/01); Enhanced Dollar Cost Averaging Rider, NEL-510 (05/01); Three Month Market Entry Rider, NEL 520 (05/01); Death Benefit Rider [-Return of Purchase Payments], NEL-530 (05/01); Death Benefit Rider [-Greater of Annual Step-up or 5% Annual Increase], NEL-540 (05/01); Death Benefit Rider [-Annual Step-up], NEL-550 (05/01); Guaranteed Minimum Income Benefit Rider [-Living Benefit], NEL-560 (05/01); Additional Death Benefit Rider [-Earnings Preservation Benefit], NEL-570 (05/01); Purchase Payment Credit Rider NEL-580 (05/01); Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider, NEL-590 (05/01); Waiver of Withdrawal Charge for Terminal Illness Rider, NEL-595 (05/01); Individual Retirement Annuity Endorsement, NEL-408 (05/01); Roth Individual Retirement Annuity Endorsement, NEL-446 (05/01); 401 Plan Endorsement, NEL-401 (05/01); Tax Sheltered Annuity Endorsement NEL-398 (05/01); Waiver of Withdrawal Charge for Disability Rider VE-6 (05/01); and Unisex Annuity Rates Rider, VE-9 (05/01)) filed herewith.

(5) (i) Form of Application is incorporated herein by reference to the Registration Statement on Form N-4 (No. 333-51676) filed on December 12, 2000.

                                     III-2

(6) (i) Copy of Charter (Amended and Restated Articles of Organization dated August 30, 1996 and effective September 4, 1996) is incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 30, 1997.

     (ii) Amended and Restated By-Laws of Depositor are incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

     (iii) Amendments (dated December 2, 1998) to Amended and Restated
Articles of Organization are incorporated herein by reference to Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 28, 1999.

    (iv) Amended and Restated By-Laws of New England Life Insurance Company (effective March 16,2001) is incorporated herein by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 27, 2001.

(7)  None

(8) (i) Form of Participation Agreement among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company and New England Life Insurance Company is incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A (File No. 2-80751) filed April 6, 2000.

     (ii) Participation Agreement among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company and New England Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 (No. 33-85442) filed on January 19, 2001.

     (iii) Participation Agreement among New England Zenith Fund, New England Investment Management, Inc., New England Securities Corporation and New England Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 (No. 33-85442) filed on January 19, 2001.

     (iv) Fund Participation Agreement among American Funds Insurance Series, Capital Research and Management Company, New England Securities Corporation and New England Life Insurance Company entered into April 30, 2001, filed herewith.

     (v) Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., New England Securities Corporation and New England Life Insurance Company (to be filed by amendment).


(9)  Opinion and consent of Anne M. Goggin, Esq. filed herewith.

(10) (i) Consent of Deloitte & Touche, LLP filed herewith.

                                     III-3

     (ii) Consent of Sutherland Asbill & Brennan LLP filed herewith.

(11) None

(12) None

(13) Schedules of Computations for Performance Quotations filed herewith.

(14) (i) Powers of Attorney are incorporated herein by reference to Registration Statement on Form N-4 (No. 333-51676) filed on December 12, 2000.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal                                   Positions and Offices
Business Address                                     with Depositor

DIRECTORS:

James M. Benson*                                     Chairman of the Board of
New England Financial                                Directors, President,
501 Boylston Street                                  Chief Executive Officer
Boston, MA 02116                                     and Director

Susan C. Crampton                                    Director
Principal
The Vermont Partnership
6 Tarbox Road
Jericho, VT 05465

Edward A. Fox                                        Director
81 Point Road
RR Box 67-15
Harborside, ME 04642

George J. Goodman                                    Director
Adam Smith's Global Television
50th Floor, Craig Drill Capital
General Motors Building
767 Fifth Street
New York, NY 10153

Dr. Evelyn E. Handler                                Director
President
Merrimack Higher Education
Associates, Inc.
Ten Sterling Place
Bow, NH 03304-5216

Philip K. Howard, Esq.                               Director
Partner
Covington & Burling
1330 Avenue of the Americas
New York, NY 10019

                                     III-4

Bernard A. Leventhal                      Director
Retired Vice Chairman
of the Board
Burlington Industries
1345 Avenue of the Americas
17th Floor
New York, NY  10105

Thomas J. May                             Director
Chairman and Chief
Executive Officer
NSTAR
800 Boylston Street
Boston, MA 02199

Stewart G. Nagler                         Vice Chairman of the Board of
Metropolitan Life Insurance               Directors, Chief Financial Officer
Company                                   and Director
One Madison Avenue
New York, NY 10010


Catherine A. Rein                         Director
President and Chief
Executive Officer
Metropolitan Property and Casualty
Insurance Company
700 Quaker Lane
Warwick, RI  02887

Rand N. Stowell                           Director
President
Randwell Company
P. O. Box 60
Weld, ME  04285

Lisa M. Weber                             Director
Executive Vice President
Human Resources
Metropolitan Life Insurance
Company
One Madison Avenue
New York, NY 10010

OFFICERS:

James M. Benson*                          Chairman of the Board of Directors,
                                          President, Chief Executive Officer
                                          and Director

David W. Allen*                           Senior Vice President

Pauline V. Belisle*                       Senior Vice President

Mary Ann Brown*                           President,  New England  Products and
                                          Services (a business unit of NELICO)

                                     III-5

Anthony T. Candito*                       President,  NEF Information Services
                                          and Chief Information Officer

Thom A. Faria*                            President, Career Agency System
                                          (a business unit of NELICO)

Robert L. Gheghan*                        Senior Vice President

Anne M. Goggin*                           Senior Vice President and
                                          General Counsel

Daniel D. Jordan*                         Second Vice President, Counsel,
                                          Secretary and Clerk

Alan C. Leland, Jr.*                      Senior Vice President

George J. Maloof*                         Senior Vice President

Kenneth D. Martinelli*                    Senior Vice President

Thomas W. McConnell*                      Senior Vice President

Hugh C. McHaffie*                         Senior Vice President

Stephen J. McLaughlin*                    Senior Vice President

Thomas W. Moore*                          Senior Vice President

David Y. Rogers*                          Executive Vice President, Chief
                                          Financial Officer and Chief
                                          Accounting Officer

John G. Small, Jr.*                       President, New England Services
                                          (a business unit of NELICO)

*The principal business address for each of the directors and officers is the same as New England Life Insurance Company's (NELICO), 501 Boylston Street, Boston, MA 02116-3700 except where indicated otherwise.

ITEM 26 PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE INSURANCE COMPANY OR REGISTRANT

     The registrant is a separate account of New England Life Insurance Company under Massachusetts Insurance law. New England Life Insurance Company is a wholly-owned, indirect subsidiary of Metropolitan Life Insurance Company, which is organized under the laws of New York. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc. a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

                                     III-6

ORGANIZATIONAL STRUCTURE OF Metropolitan Life Insurance Company AND SUBSIDIARIES
                              AS OF March 31, 2001



Metropolitan Life Insurance Company ("Metropolitan") is a wholly-owned subsidiary of MetLife, Inc, a publicly-traded company. The following is a list of subsidiaries of Metropolitan updated as of March 31, 2001. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of Metropolitan. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of such indented entity and, therefore, an indirect subsidiary of Metropolitan. Certain inactive subsidiaries have been omitted from the Metropolitan Organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.   Metropolitan Tower Corp. (DE)

     1.   Metropolitan Property and Casualty Insurance Company (RI)

          a.   Metropolitan Group Property and Casualty Insurance Company (RI)

               i.   Metropolitan Reinsurance Company (U.K.) Limited (United
                    Kingdom)

          b.   Metropolitan Casualty Insurance Company (RI)

          c.   Metropolitan General Insurance Company (RI)

          d.   Metropolitan Direct Property and Casualty Insurance Company (GA)

          e.   MetLife Auto & Home Insurance Agency, Inc. (RI)

          f.   Metropolitan Lloyds, Inc. (TX)

          g.   Met P&C Managing General Agency, Inc. (TX)

          h.   Economy Fire & Casualty Company (RI)

               i.   Economy Preferred Insurance Company (RI)

               ii.  Economy Premier Assurance Company (RI)


          i. American Horizon Holdings Inc. (DE) 39.51% of the shares of American Horizon Holdings Inc. are held by Metropolitan Property and Casualty Insurance Company and 39.51% are held by Conning & Company.


                         i  American Horizon Services, Inc. (DE)

                         ii American Horizon Property & Casualty Insurance
                                  Company. (IL)

                              (1.) Texas American Horizon Insurance Services
                                   Agency, Inc. (TX)

                         iii  American Horizon Insurance Company (AZ)

                               (1.) American Horizon General Agency, Inc. (FL)

                         iv   American Insurance Company of New York (NY)



     2.   Metropolitan Insurance and Annuity Company (DE)

          a.   MetLife Europe I, Inc. (DE)

          b.   MetLife Europe II, Inc. (DE)

          c.   MetLife Europe III, Inc. (DE)

          d.   MetLife Europe IV, Inc. (DE)

          e.   MetLife Europe V, Inc. (DE)

     3.   MetLife General Insurance Agency, Inc. (DE)

          a.   MetLife General Insurance Agency of Alabama, Inc. (AL)

          b.   MetLife General Insurance Agency of Kentucky, Inc. (KY)

          c.   MetLife General Insurance Agency of Mississippi, Inc. (MS)

          d.   MetLife General Insurance Agency of Texas, Inc. (TX)

          e.   MetLife General Insurance Agency of North Carolina, Inc. (NC)


          f.   MetLife General Insurance Agency of Massachusetts, Inc. (MA)

     4.   Metropolitan Asset Management Corporation (DE)

          a. MetLife Capital, Limited Partnership (DE). Partnership interests in MetLife Capital, Limited Partnership are Limited Partnership held by Metropolitan (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

          b. MetLife Capital Credit L.P. (DE). Partnership interests in MetLife Capital Credit L.P. are Limited Partnership held by Metropolitan (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

               1.   MetLife Capital CFLI Holdings, LLC (DE)

                    a.   MetLife Capital CFLI Leasing, LLC (DE)

          c. MetLife Financial Acceptance Corporation (DE). Metropolitan Asset Management Co. Inc. holds 100% of the voting preferred stock of MetLife Financial Acceptance Corporation. Metropolitan Property and Casualty Insurance Company holds 100% of the non voting common stock of MetLife Financial Acceptance Corporation.

          d. MetLife Investments Limited (United Kingdom). 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

          e. MetLife Investments Asia Limited (Hong Kong). One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

          f. MetLife Investments, S.A. (Argentina) 23rd Street Investment, Inc. holds one share of MetLife Investments, S.A.

     5.   SSRM Holdings, Inc. (DE)

          a. State Street Research & Management Company (DE) is the sub-investment manager for the State Street Research Aggressive Growth Portfolio, State Street Research Diversified Portfolio, State Street Research Growth Portfolio, State Street Research Income Portfolio and State Street Research Aurora Small Cap Value Portfolio of Metropolitan Series Fund, Inc.

               i.   State Street Research Investment Services, Inc. (MA)

          b.   SSR Realty Advisors, Inc. (DE)

               i.   Metric Management Inc. (DE)

               ii.  Metric Property Management, Inc. (DE)

                    1. Metric Realty (DE). SSR Realty Advisors, Inc. and Metric Property Management, Inc. each hold 50% of the common stock of Metric Realty.

                    2. Metric Colorado, Inc. (CO). Metric Property Management, Inc. holds 80% of the common stock of Metric Colorado, Inc.

               iii. Metric Capital Corporation (CA)

               iv.  Metric Assignor, Inc. (CA)

               v.   SSR AV, Inc. (DE)


               vi.  SSR Development Partners LLC (DE)



     6.   MetLife Holdings, Inc. (DE)

          a.   MetLife Funding, Inc. (DE)

          b.   MetLife Credit Corp. (DE)


     7.   Metropolitan Tower Realty Company, Inc. (DE)

     8.   Security First Group, Inc. (DE)


          a.   MetLife Investors USA Insurance Company (DE)


          b.   Security First Insurance Agency, Inc. (MA)

          c.   Security First Insurance Agency, Inc. (NV)


          d.   MetLife Investors Group of Ohio, Inc. (OH)


          e.   MetLife Investors Distribution Company (DE)


          f.   Met Investors Advisory Corp. (DE)


          g.   Security First Financial Agency, Inc. (TX)

     9.   MetLife (India) Private Ltd. (India)

    10.   Metlife CC Holding Company (DE)

          a. Conning Corporation (MO) 39.6% of the voting shares of Conning Corporation are held by MetLife CC Holding Company and 60.4% are held by Gen Am Holding Company.

               i.   Conning, Inc. (DE)

                    (1.) Conning & Company (CT)

                    (a)  Conning Asset Management Company (MO)



     11.  VirtualFinances.com, Inc. (DE)

B.   Metropolitan Tower Life Insurance Company (DE)

C.   MetLife Security Insurance Company of Louisiana (LA)

D.   MetLife Texas Holdings, Inc. (DE)

          1.   Texas Life Insurance Company (TX)

               a.   Texas Life Agency Services, Inc. (TX)

               b.   Texas Life Agency Services of Kansas, Inc. (KS)

E.   MetLife Securities, Inc. (DE)

F.   23rd Street Investments, Inc. (DE)

          1. Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR. 23rd Street Investments, Inc. is a 1% general partner.

          2. Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

               a.   Coating Technologies International, Inc (DE).

G. Santander Met, S.A. (Spain). Shares of Santander Met, S.A. are held by Metropolitan (50%) and by an entity (50%) unaffiliated with Metropolitan.

          1.   Seguros Genesis, S.A. (Spain)

          2. Genesis Seguros Generales, Sociedad Anomina de Seguros y Reaseguros (Spain)

H.   MetLife Saengmyoung Insurance Company Ltd. (Korea).

I.   Metropolitan Life Seguros de Vida S.A. (Argentina)


          1. Met AFJP S.A. (Argentina). Shares of Met AFJP S.A. are held by Metropolitan Life Seguros de Retiro S.A. (5%) and by Metropolitan Life Seguros de Vida S.A. (95%).


J.   Metropolitan Life Seguros de Retiro S.A. (Argentina).

K.   MetLife Holdings Luxembourg S.A. (Luxembourg)

L.   Metropolitan Life Holdings, Netherlands BV (Netherlands)

M.   MetLife International Holdings, Inc. (DE)

          1.   MetLife Insurance Company of the Philippines, Inc. (Philippines).
          2.   Natiloportem Holdings, Inc. (DE)
                    a. Servicios Adminstrativos Gen, S.A. de C.V. One share of Servicios Adminstrativos Gen, S.A. de C.V. is held by a nominee of Natiloportem Holdings, Inc.

N.   Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

O.   Metropolitan Marine Way Investments Limited (Canada)

P. P.T. MetLife Sejahtera (Indonesia) Shares of P.T. MetLife Sejahtera are held by Metropolitan (94.3%) and by an entity (5.7%) unaffiliated with Metropolitan.


Q. Seguros Genesis S.A. (Mexico) Metropolitan holds 93.58%, Metropolitan Tower Corp. holds 3.23% and Metropolitan Asset Management Corporation holds 3.19%.


R.   Metropolitan Life Seguros de Vida S.A. (Uruguay).


          1.   Jefferson Pilot Omega Seguros de Vida S.A. (Uruguay).


S.   Metropolitan Life Seguros E Previdencia Privada S.A. (Brazil)


T.   Hyatt Legal Plans, Inc. (DE)

          1.   Hyatt Legal Plans of Florida, Inc. (FL)

U. One Madison Merchandising L.L.C. (CT) Ownership of membership interests in One Madison Merchandising L.L.C. is as follows:
     Metropolitan Life Insurance Company owns 99% and Metropolitan Tower Corp. owns 1%.

V.   Metropolitan Realty Management, Inc. (DE)

          1.   Edison Supply and Distribution, Inc. (DE)

          2.   Cross & Brown Company (NY)

               a.   CBNJ, Inc. (NJ)

W.   MetPark Funding, Inc. (DE)

X.   Transmountain Land & Livestock Company (MT)

Y.   MetLife Trust Company, National Association. (United States)


Z. Benefit Services Corporation (GA)

A.A. G.A. Holding Corporation (MA)

A.B. CRH., Co, Inc. (MA)

A.C. 334 Madison Euro Investments, Inc. (DE)

          1. Park Twenty Three Investments Company (United Kingdom) 1% Voting Control of Park Twenty Three Investment Company is held by St. James Fleet Investments Two Limited

               a. Convent Station Euro Investments Four Company (United Kingdom) 1% voting control of Convent Station Euro Investments Four Company (United Kingdom) is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

A.D. L/C Development Corporation (CA)

A.E. One Madison Investments (Cayco) Limited (Cayman Islands). 1% Voting
     Control of One Madison Investment (Cayco) Limited is held by Convent Station Euro Investments Four Company.

A.F. New England Portfolio Advisors, Inc. (MA)

A.G. CRB Co., Inc. (MA). (AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB Co., Inc.)


A.H. St. James Fleet Investments Two Limited (Cayman Islands). Metropolitan
     Life Insurance Company owns 34% of St. James Fleet Investments Two
          Limited.

A.I. MetLife New England Holdings, Inc. (DE)

          1.   Fulcrum Financial Advisors, Inc. (MA)

          2.   New England Life Insurance Company (MA)

               a.   New England Life Holdings, Inc. (DE)

                    i.   New England Securities Corporation (MA)

                         (1)  Hereford Insurance Agency, Inc. (MA)

                         (2)  Hereford Insurance Agency of Alabama, Inc. (AL)

                         (3)  Hereford Insurance Agency of Idaho, Inc. (ID)

                         (4)  Hereford Insurance Agency of Minnesota, Inc. (MN)

                         (5)  Hereford Insurance Agency of New Mexico, Inc. (NM)

                         (6)  Hereford Insurance Agency of Wyoming, Inc. (WY)

                         (7)  Hereford Insurance Agency of Hawaii, Inc. (HI)

                    ii. N.L. Holding Corp. (DEL) (NY)

                         (1)  Nathan & Lewis Securities, Inc. (NY)

                         (2)  Nathan & Lewis Associates, Inc. (NY)

                              (a)  Nathan and Lewis Insurance Agency of
                                   Massachusetts, Inc. (MA)

                              (b)  Nathan and Lewis Associates of Texas, Inc.
                                   (TX)

                         (3)  Nathan & Lewis Associates-Arizona, Inc. (AZ)

                         (4)  Nathan & Lewis of Nevada, Inc. (NV)


                    iii.  New England Investment Management LLC (MA)


               b.  Omega Reinsurance Corporation (AZ)

               c.   New England Pension and Annuity Company (DE)

               d.   Newbury Insurance Company, Limited (Bermuda)


      3.   North Nova, Inc. (MA)



A.J. GenAmerica Financial Corporation (MO)

               1.   General American Life Insurance Company (MO)

                    a.   Paragon Life Insurance Company (MO)

                    b.   Security Equity Life Insurance Company (NY)

                    c.   Cova Corporation (MO)


                         i.   MetLife Investors Insurance Company
                              (MO)



                              (1)  MetLife Investors Insurance Company of
                                   California (CA)



                              (2)  First MetLife Investors Insurance Company
                                   (NY)


                         ii.  Cova Life Management Company (DE)

                              (1)  Cova Investment Advisory Corporation (IL)

                              (2)  Cova Investment Allocation Corporation (IL)


                              (3)  Cova Life Sales Company (DE)

                              (4)  Cova Life Administration Services Company
                                   (IL)

                    d.   General Life Insurance Company (TX)

                         i.   General Life Insurance Company of America (IL)

                    e.   Equity Intermediary Company (MO)

                         i. Reinsurance Group of America, Incorporated. (MO) 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company. 48.9% is held by Equity Intermediary Company.

                              (1)  Reinsurance Company of Missouri Incorporated
                                   (MO)

                                   a.   RGA Reinsurance Company (MO)

                                      i. Fairfield Management Group, Inc. (MO)

                                          (1) Reinsurance Partners, Inc. (MO)

                                          (2) Great Rivers Reinsurance
                                               Management, Inc. (MO)

                                          (3) RGA (U.K.) Underwriting Agency
                                               Limited (United Kingdom)

                              (2) Triad Re, Ltd. (Barbados) Reinsurance Group of America, Incorporated owns 100% of the preferred stock of Triad RE, Ltd. and 67% of the common stock.

                              (3)  RGA Americas Reinsurance Company, Ltd.
                                   (Barbados)

                              (4)  RGA Reinsurance Company (Barbados) Ltd.
                                   (Barbados)

                                   a. RGA Financial Group, L.L.C. (DE) 80% of
                                      RGA Financial Group, L.L.C. is owned by
                                      RGA Reinsurance Company (Barbados) Ltd.
                                      (Barbados). RGA Reinsurance Company owns
                                      20% of RGA Financial Group, L.L.C.

                              (5)  RGA International Ltd. (Canada)

                                   a.  RGA Financial Products Limited (Canada)

                                   b.  RGA Canada Management Company, Ltd.
                                       Canada)

                                        i.  RGA Life Reinsurance Company of
                                             Canada (Canada)

                              (6)  RGA Holdings Limited (United Kingdom)

                                   a.  RGA UK Services Limited (United
                                        Kingdom)

                                   b.  RGA Capital Limited (United Kingdom)

                                   c.  RGA Reinsurance (UK) Limited (United
                                       Kingdom)

                              (7) RGA South African Holdings (Pty) Ltd. (South Africa)

                                   a.  RGA Reinsurance Company of South Africa
                                        Limited (South Africa)

                              (8)  RGA Australian Holdings Pty Limited
                                   (Australia)


                                   a.  RGA Reinsurance Company of Australia
                                        Limited (Australia)


                              (9) General American Argentina Seguros de Vida,
                                  S.A. (Argentina)



                              (10) RGA Argentina, S.A. (Argentina)



                              (11) Regal Atlantic Company (Bermuda) Ltd.
                                    (Bermuda)



                              (12) Malaysia Life Reinsurance Group Berhad.
                                   (Malaysia) Reinsurance Group of America,
                                   Incorporated owns 30% of Malaysia Life
                                   Reinsurance Group Berhad.



                    f.   GenAm Holding Company (DE)

                         i.   Krisman, Inc. (MO)





                         ii. Genelco de Mexico S.A. de C.V. (Mexico) 99% of the
                             shares of Genelco de Mexico S.A. de C.V. are held by Krisman, Inc. and 1% is held by General American Life Insurance Company.



                         iii.  White Oak Royalty Company (OK)



                         iv.   GM Marketing Incorporated (MO)






                              (a) GenMark Insurance Agency of Massachusetts, Inc. (MA)



                              (b)  GenMark Insurance Agency of Ohio, Inc. (OH)



                              (c)  GenMark Insurance Agency of Texas, Inc. (TX)




                    g.   John S. McSwaney & Associates, Inc. (ND)


2.   Collaborative Strategies, Inc. (MO)

3.   Missouri Reinsurance (Barbados) Inc. (Barbados)

4.   GenAmerica Capital I (DE)


5. GenAmerica Management Corporation (MO) 22.5% of the voting shares of the GenAmerica Management Corporation are owned by General American Life Insurance Company and 10% of the voting shares of the GenAmerica Management Corporation are owned by A.G. Edwards. 67% of the common stock is owned by GenAmerica Financial Corporation.

6.   Walnut Street Securities, Inc. (MO)

     a.   WSS Insurance Agency of Alabama, Inc. (AL)

     b.   WSS Insurance Agency of Massachusetts, Inc. (MA)

     c.   WSS Insurance Agency of Nevada, Inc. (NV)

     d.   WSS Insurance Agency of Ohio, Inc. (OH)

     e.   WSS Insurance Agency of Texas, Inc. (TX)

     f.   Walnut Street Advisers, Inc. (MO)

7.   General American Distributors, Inc. (MO)


A.K. Metropolitan Life Ubezpieczen na Zycie S.A. (Poland)


A.L. MetLife Central European Services Spolka z Organiczona odpowiedzialmoscia
     (Poland)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

     In addition to the entities shown on the organizational chart, Metropolitan (or where indicated, a subsidiary) also owns interests in the following entities:





          1) Metropolitan Structures is a general partnership in which Metropolitan owns a 50% interest.



          2) Metropolitan owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.



          3) Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.



          4) Metropolitan directly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP.
     (DEL), an indirect wholly owned subsidiary of Metropolitan.



          5) 100% of the capital stock of Hereford Insurance Agency of Oklahoma, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.



          6) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.



          7) New England Securities Corporation owns 100% of the non-voting preferred stock of Hereford Insurance Agency of Ohio, Inc., an insurance agency. 100% of the voting common stock of this company is held by an officer who has agreed to vote such shares at the direction of New England Securities Corporation, an indirect wholly owned subsidiary of Metropolitan.



          8) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan serves as the general partner of the limited partnerships and Metropolitan directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following: Coating Technologies International, Inc.

NOTE: THE METROPOLITAN LIFE ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METROPOLITAN LIFE AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBISIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27.    NUMBER OF CONTRACTOWNERS

     Not applicable

ITEM 28.    INDEMNIFICATION

     The Depositor's parent, Metropolitan Life Insurance Company ("Metropolitan Life") has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. Metropolitan Life maintains a directors' and officers' liability policy with a maximum coverage of $300 million under which the Depositor and New England Securities Corporation, the Registrant's principal underwriter (the "Underwriter"), as well as certain other subsidiaries of Metropolitan Life are covered. A provision in Metropolitan Life's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter. A provision in the Depositor's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers or employees of the Depositor.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons (if any) of the Underwriter or Depositor pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor or Underwriter of expenses incurred or paid by a director, officer or controlling person of the Depositor or Underwriter in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor or Underwriter will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    PRINCIPAL UNDERWRITERS

     (a) New England Securities Corporation also serves as principal underwriter for:

     New England Zenith Fund
     New England Variable Annuity Fund I
     New England Variable Life Separate Account
     New England Life Retirement Investment Account
     The New England Variable Account


                                     III-7

         (b)  The   directors  and  officers  of  the   Registrant's   principal
underwriter, New England Securities Corporation, and their addresses are as follows:


                 Name                       Positions and Offices with                     Positions and Offices with
                                              Principal Underwriter                               Registrant
Thomas W. McConnell*                     Chairman of the Board of Directors,                           None
                                         President, Chief Executive Officer and
                                         Director

Steven J. Brash***                       Assistant Treasurer                                           None

Mary M. Diggins**                        Vice President, General Counsel, Secretary                    None
                                         and Clerk

Johannes Etwaroo*                        Vice President of Operations                                  None

Thom A. Faria**                          Director                                                      None

Anne M. Goggin**                         Director                                                      None

Gregory M. Harrison***                   Assistant Treasurer                                           None

Laura A. Hutner*                         Vice President                                                None

Mitchell A. Karman**                     Vice President                                                None

Rebecca Kovatch*                         Field Vice President                                          None

Joanne Logue**                           Vice President                                                None

Genevieve Martin*                        Field Vice President                                          None

John Peruzzi*                            Assistant Vice President and Controller                       None

Robert F. Regan**                        Vice President                                                None

Jonathan M. Rozek*                       Vice President                                                None

Michael E. Toland*                       Vice President, Chief Compliance Officer,                     None
                                         Chief Financial Officer, Treasurer,
                                         Assistant Secretary and Assistant Clerk

Principal Business Address:         *399 Boylston Street, Boston, MA 02116
                                    **501 Boylston Street, Boston, MA 02116
                                    ***MetLife - One Madison Avenue, New York, NY 10010

          (c)

          (1)                      (2)                     (3)                    (4)                    (5)
        Name of              Net Underwriting
       Principal              Discounts and             Compensation             Brokerage
      Underwriter              Commissions              on Redemption           Commissions          Compensation
New England Securities
Corporation                   $15,592,946.34                  0                      0                      0


                                     III-8

Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into selling agreements with the principal underwriter with respect to sales of the Contracts.

ITEM 30.    LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

     (a) Registrant

     (b) State Street Bank & Trust Company
         225 Franklin Street
         Boston, Massachusetts 02110

     (c) New England Securities Corporation
         399 Boylston Street
         Boston, Massachusetts 02116

     (d) New England Life Insurance Company
         501 Boylston Street
         Boston, Massachusetts  02116

ITEM 31.    MANAGEMENT SERVICES

     Not applicable

ITEM 32.    UNDERTAKINGS

Registrant hereby makes the following undertakings:

     (1) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (2) To include either (a) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information or (b) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (3) To deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request;

     (4) To offer Contracts to participants in the Texas Optional Retirement program in reliance upon Rule 6c-7 of the Investment Company Act of 1940 and to comply with paragraphs (a)-(d) of that Rule; and

     (5) To comply with and rely upon the Securities and Exchange Commission No-Action letter to The American Council of Life Insurance, dated November 28, 1988, regarding Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940.

     New England Life Insurance Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by New England Life Insurance Company.

                                     III-9

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, New England Variable Annuity Separate Account has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Boston, and the Commonwealth of Massachusetts on the 15th day of May, 2001.

                                   New England Variable Annuity Separate Account
                                           (Registrant)

                                   By: New England Life Insurance Company
                                                  (Depositor)


                                       By:  /s/ Anne M. Goggin
                                          ---------------------------------
                                                Anne M. Goggin, Esq.
                                                Senior Vice President
                                                and General Counsel
Attest:


/s/  Michele H. Abate
---------------------
Michele H. Abate
Assistant Secretary

                                    III-10

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, New England Life Insurance Company, has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Boston, and the Commonwealth of Massachusetts on the 15th day of May, 2001.



                                              New England Life Insurance Company


                                              By:   /s/ Anne M. Goggin
                                                 -------------------------------
                                                        Anne M. Goggin, Esq.
                                                        Senior Vice President
                                                        and General Counsel
Attest:

/s/ Michele H. Abate
-------------------------
Michele H. Abate
Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons, in the capacities indicated, on May 15, 2001.



                  *                                     Chairman, President and
------------------------------------                    Chief Executive Officer
James M. Benson

                  *                                            Director
------------------------------------
Susan C. Crampton

                  *                                            Director
------------------------------------
Edward A. Fox

                  *                                            Director
------------------------------------
George J. Goodman

                  *                                            Director
------------------------------------
Evelyn E. Handler

                  *                                            Director
------------------------------------
Philip K. Howard

                  *                                            Director
------------------------------------
Bernard A. Leventhal

                  *                                            Director
-----------------------------------
Thomas J. May

                                    III-11

                  *                                            Director
------------------------------------
Stewart G. Nagler

                  *                                            Director
------------------------------------
Catherine A. Rein

                  *                         Executive Vice President and Chief
------------------------------------      Financial Officer and Chief Accounting
David Y. Rogers                                               Officer


                  *                                            Director
------------------------------------
Rand N. Stowell

         *                                                     Director
------------------------------------
Lisa M. Weber



                                                 By:   /s/ Marie C. Swift
                                                     --------------------------
                                                           Marie C. Swift, Esq.
                                                           Attorney-in-fact
                                                           May 15, 2001

* New England Life Insurance Company. Executed by Marie C. Swift, Esq. on behalf of those indicated pursuant to Powers of Attorney filed with the Registration Statement on Form N-4 (File No. 333-51676) on December 12, 2000.

                                    III-12

                                 Exhibit Index

(4)   (iii) Variable Annuity Contract

      (iv) Endorsements: (Fixed Account Rider for Variable Annuity, NEL-500 (05/01); Enhanced Dollar Cost Averaging Rider, NEL-510 (05/01); Three Month Market Entry Rider, NEL 520 (05/01); Death Benefit Rider [-Return of Purchase Payments], NEL-530 (05/01); Death Benefit Rider [-Greater of Annual Step-up or 5% Annual Increase], NEL-540 (05/01); Death Benefit Rider [-Annual Step-up], NEL-550 (05/01); Guaranteed Minimum Income Benefit Rider [-Living Benefit], NEL-560 (05/01); Additional Death Benefit Rider [-Earnings Preservation Benefit], NEL-570 (05/01); Purchase Payment Credit Rider NEL-580 (05/01); Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider, NEL-590 (05/01); Waiver of Withdrawal Charge for Terminal Illness Rider, NEL-595 (05/01); Individual Retirement Annuity Endorsement, NEL-408 (05/01); Roth Individual Retirement Annuity Endorsement, NEL-446 (05/01); 401 Plan Endorsement, NEL-401 (05/01); Tax Sheltered Annuity Endorsement NEL-398 (05/01); Waiver of Withdrawal Charge for Disability Rider VE-6 (05/01); and Unisex Annuity Rates Rider, VE-9 (05/01).)

(8)   (iv) Fund Participation Agreement (American Funds).

(9)   Opinion and Consent of Anne M. Goggin, General Counsel (Depositor).

(10)  (i)  Consent of Deloitte & Touche, LLP.

      (ii) Consent of Sutherland Asbill & Brennan LLP.

(13)  Schedules of Computations for Performance Quotations.